Form 20-F
period 2002-07-31
TRANS ORIENT PETROLEUM LTD/
filed 2003-01-31
CIK 1007023

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE
    SECURITIES EXCHANGE ACT OF 1934

                                      OR

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2002 (with other information to January 15, 2003 except where noted)

                                      OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

For the transition period from                 to
                               ---------------    ---------------

                       Commission file number 0-27668


                          TRANS-ORIENT PETROLEUM LTD.
-------------------------------------------------------------------------------
              (Exact name of Registrant specified in its charter)

                          TRANS-ORIENT PETROLEUM LTD.
-------------------------------------------------------------------------------
               (Translation of Registrant's name into English)

                            YUKON TERRITORY, CANADA
-------------------------------------------------------------------------------
                (Jurisdiction of incorporation or organization)

                              887 Helmcken Street
                  Vancouver, British Columbia, Canada, V6Z 1B1
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

                        COMMON SHARES WITHOUT PAR VALUE
                                (Title of Class)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

     Title of Each Class         Name of each exchange on which registered
-------------------------------------------------------------------------------
           None                               Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act

                        Common Shares without Par Value
-------------------------------------------------------------------------------

                               (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act.    None


Number of outstanding shares of Trans-Orient's only class of capital stock as on July 31, 2002.

                   2,416,823 Common Shares Without Par Value

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

NOT APPLICABLE

Indicate by check mark which financial statement item Registrant has elected to follow:
                         Item 17 [X]        Item 18 [ ]

                              (End of Cover Page)

                              TABLE  OF  CONTENTS
                 of the Form 20F of Trans-Orient Petroleum Ltd.
                           (herein "the Registrant")

                                                                     Page
PART I                                                                1
ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS       1
ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE                     1
ITEM 3.   KEY INFORMATION                                             1
ITEM 4.   INFORMATION ON THE REGISTRANT                               5
ITEM 5.   OPERATING, FINANCIAL REVIEW AND PROSPECTS                   8
ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                 10
ITEM 7.   MAJOR SHAREHOLDERS AND RELATED TRANSACTIONS                12
ITEM 8.   FINANCIAL INFORMATION                                      15
ITEM 9.   THE OFFER AND LISTING                                      15
ITEM 10.  ADDITIONAL INFORMATION                                     17
ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK 25
ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES     25

PART II                                                              25
ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES            25
ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
          AND USE OF PROCEEDS                                        25

PART III                                                             26
ITEM 17.  FINANCIAL STATEMENTS.                                      26

INDEX TO FINANCIAL STATEMENTS                                        26
ITEM 18.  FINANCIAL STATEMENTS                                       46
ITEM 19.  EXHIBITS                                                   46
INDEX TO EXHIBITS                                                    46
SIGNATURES                                                           48


PART I


Currency
All currency amounts are stated in United States dollars unless otherwise indicated. (Canadian dollars are denoted CAD.)

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable (this is an Annual Report only)

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable (this is an Annual Reporting only)

ITEM 3.   KEY INFORMATION

A.  Selected financial data


The selected historical financial information presented in the table below for each of the years ended July 31, 2002, 2001, 2000, 1999 and 1998, is derived from the audited consolidated financial statements of the Registrant. The audited financial statements of the Registrant for the years ended July 31, 2002, 2001 and 200 are included in this Filing. The selected historical financial information for the years ended July 31, 1999 and 1998 presented in the table below are derived from audited financial statements of the Registrant that are not included in this Filing but were included in previous filings. The selected financial information presented below should be read in conjunction with the Registrant's consolidated financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) elsewhere in this Filing.

The selected consolidated financial data has been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). The consolidated financial statements included in Item 17 in this filing are also prepared under Canadian GAAP. Included within these financial consolidated statements in Note 11 is a reconciliation between Canadian and US GAAP.


Under Canadian Generally Accepted Accounting Principles (in US$)
                               Year Ended July 31
----------------------------------------------------------------------------------------------------
                              2002           2001           2000          1999           1998
                              $              $              $             $              $
Balance Sheet Data
Current Assets                     338,714       186,412       483,887       895,661      2,341,089
Investment in Associated
   Companies                       754,791     1,086,058     5,566,720       508,375        250,000
Property and Equipment             127,483       139,870       153,893        54,502         64,066
Oil and Gas Interests                    1             2             2     2,873,752      1,469,056
Total Assets                     1,220,989     1,412,342     6,204,502     4,332,290      4,124,211
Share Capital                   13,145,075    12,945,075    12,453,075     8,946,390      7,729,536
Deficit                        (11,993,534)  (11,595,970)   (6,330,492)   (4,805,611)    (3,697,393)

Operating Data
Gross Revenue                        3,589        29,536        41,636        78,314         96,606
Net Loss                          (397,564)   (5,265,478)   (1,524,881)   (1,108,218)      (583,855)
Net Loss per Share                   (0.26)        (3.78)        (1.32)       (1.32)          (1.08)

Under U.S. Generally Accepted Accounting Principles (in US$)
                               Year Ended July 31
----------------------------------------------------------------------------------------------------
                              2002           2001           2000          1999           1998
                              $              $              $             $              $
Balance Sheet Data
Current Assets                338,714            186,412       483,887       895,661      2,341,089
Investment in Associated
   Companies                  754,791          1,537,954     6,141,739     3,832,500      1,625,000
Property and Equipment        127,483            139,870       153,893        54,502         64,066
Oil and Gas Interests               1                  2             2     2,873,752      1,469,056
Total Assets                1,225,068          1,864,238     6,779,521     7,656,415      5,499,211
Share Capital              13,978,686         13,778,686    13,298,982     9,829,797      8,598,156
Deficit                   (12,827,145)       (12,429,581)   (7,176,399)   (5,689,018)    (4,566,013)
Accumulated Other
Comprehensive Income                -            451,896       575,019     3,324,125      1,375,000

Operating Data
Gross Revenue                   3,589             29,536        41,636        78,314         96,606
Net Loss                     (397,564)        (5,253,182)   (1,487,381)   (1,123,005)    (1,371,355)
Comprehensive Income
    (Loss)                   (849,460)        (5,376,305)   (4,236,487)       826,120          3,645
Net Loss per Share              (0.26)             (1.26)        (0.43)       (0.44)          (0.72)


Although there are differences between Canadian GAAP and US GAAP there are no material differences for the years ended July 31, 2002 and 2001. (See also
Item 17.)

Exchange Rates

The Registrant's financial statements, as provided under Item 8 and 17 are presented in United States Dollars. On July 31, 2002 the buying rate for Canadian dollars was US $1.00 for Cdn$1.5829. At the close of business on January 15, 2003 the buying rate for Canadian dollars was US$1.00 for Cdn$1.5368. Rates of exchange are obtained from the Bank of Canada and believed by the Registrant to approximate closely the rates certified for customs purposes by the Federal Reserve Bank in New York.

The following table sets out the buying rate for Canadian dollars for the last six months:


           Feb 2002  Mar 2002  Apr 2002  May 2002  Jun 2002  Jul 2002
Month End  1.6020    1.5942    1.5685    1.5280    1.5162    1.5829
Average    1.5960    1.5867    1.5813    1.5495    1.5310    1.5464
High (2)   1.5398    1.5763    1.5793    1.5508    1.5355    1.5450
Low (2)    1.4939    1.5381    1.5366    1.5323    1.5140    1.5103

The following table sets out the buying rate for Canadian dollars for the last five fiscal years:

              2002    2001    2000    1999    1998

Year End (1)  1.5776  1.5325  1.4870  1.5063  1.5119
Average       1.5700  1.5237  1.4722  1.5104  1.4267
High (2)      1.6125  1.5793  1.5108  1.5795  1.5119
Low (2)       1.5122  1.4730  1.4353  1.4465  1.3722

Notes:

(1)  Year end is July 31.
(2) The high and low buying rate figures are selected from daily high and low figures.

B.  Capitalization and indebtedness

Not applicable (this is an Annual Report only)

C.  Reasons for the offer and use of proceeds

Not applicable (this is an Annual Report only)

D.  Risk Factors

The common shares of the Registrant must be considered a speculative investment due to a number of factors primarily related to the nature of its business (resource exploration) and its early stage of development and history of losses. An investment in the Registrant's common shares should only be made by persons who can afford to lose their entire investment and there can be no assurance that the Registrant's common shares will increase in value. The purchase of the common shares involves a number of significant risk factors. Purchasers of common shares should consider the following:

1. Need for New Exploration Prospects, Failure to Locate Commercial Quantities of Hydrocarbons

The Registrant currently has no directly-operated petroleum prospects and is searching for possible new projects. This will require additional funding. Exploration for hydrocarbons is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures the Registrant may incur on any exploration properties which may be acquired will result in discoveries of commercial quantities of hydrocarbons. In addition, even if hydrocarbons are discovered, the costs of extraction and delivering the hydrocarbons to market, and variations in the market price may render any deposit found uneconomic. Geological conditions are variable and unpredictable. Even if production is commenced from a well, the production will inevitably decline and may be affected or terminated by geological conditions that cannot be foreseen.

2.  History of Losses

The Registrant has a history of losses from operations from failed investments in oil and gas and the internet. There is no assurance that the registrant will enjoy any success in any future business activity. Limited Financial Resources

The Registrant has limited financial resources and it may not be able to raise sufficient funds to either acquire new oil and gas prospects or to maintain its corporate existence. The Registrant currently has no operating revenues and relies principally on the issuance of common shares and the sale of its assets (primarily securities) to raise funds to finance its business of seeking hydrocarbon prospects.. There is no assurance that market conditions will continue to permit the Registrant to raise funds on acceptable terms or at all. Such financings will almost certainly result in equity dilution to existing shareholders.

3.  Competition with Other Companies

Other companies with greater financial resources and/or expertise are in competition with the Registrant for oil and gas prospect opportunities. The Registrant must compete with such companies in bidding for the acquisition of petroleum interests from various state authorities, in purchasing or leasing equipment necessary to explore for, develop and produce hydrocarbons and in obtaining the services of personnel in the exploration for, and development and production of, hydrocarbons.

4. Consequences of Failure to Satisfy Prescribed Permit or License Terms and Conditions

The Registrant may acquire or hold interests in unproven exploration permits and varying circumstances, including an inadequacy in the financial resources available to the Registrant to pay for the work required by the permit terms and conditions or, the inability of the Registrant to secure the required equipment such as a drilling rig at the time required, and or circumstances beyond the control or influence of the Registrant may result in the failure to satisfy the terms and conditions of the permit and could therefore result in the complete loss or surrender of the interest in the permit or license without compensation to the Registrant.

5.  No Petroleum Reserves

The Registrant has no properties on which any petroleum or other hydrocarbon in commercial quantities is known to exist.

6.  Thinly Traded Public Market

The Registrant's shares trade on the OTCBB. The Registrant has only 152 registered shareholders as at January 15, 2003, and its shares are relatively thinly traded. There can be no assurance that a stable market for the Registrant's common shares will ever develop or, if it should develop, be sustained. It should be assumed that the market for the Registrant's common shares will continue to be highly illiquid, sporadic and volatile. The Registrant is required to maintain its status as a "reporting issuer" under the Securities Exchange Act of 1934, in order to be traded by broker-dealers regulated by the National Association of Securities Dealers. If the Registrant fails to remain current in its filings with the Securities and Exchange Commission, the Registrant may be delisted and its shareholders may not be able to sell their shares in the public market within the United States.

7.  Dealings With Associated Companies

The Registrant is associated through common directors, common officers and common shareholdings with other public junior resource companies. In certain cases, the Registrant has previously been assigned interests from associated companies in compliance with applicable corporate law. The Registrant may also make application for interests in petroleum properties with associated companies. Persons who are not willing to rely on the discretion and judgment of management and the boards of directors of the Registrant and the associated companies should not consider a purchase of its securities.
See Item 7 - "Major Shareholders and Related Transactions"

8.  Value of Properties

The amounts attributed to future properties in the Registrant's financial statements represent acquisition and exploration expenditures only, and should not be taken to in any way reflect realizable value.

9.  Investment Companies Act

The Registrant may incur significant costs to avoid investment company status and may suffer other adverse consequences if deemed to be an investment company under the Investment Company Act of 1940 ("Investment Company Act"). Some of the Registrant's equity investments in other businesses may constitute investment securities under the Investment Company Act. A company may be deemed to be an investment company if it owns investment securities with a value exceeding 40% of its total assets, subject to certain exclusions. Investment companies are subject to registration under, and compliance with, the Investment Company Act unless a particular exclusion or safe harbor provision applies. If the Registrant were to be deemed an investment company, it would become subject to the requirements of the Investment Company Act. As a consequence, the Registrant would be prohibited from engaging in business or issuing securities as it has in the past and might be subject to civil and criminal penalties for non-compliance. In addition, certain of the Registrant's contracts might be voidable, and a court-appointed receiver could take control of the Registrant and liquidate the business. Unless an exclusion or safe harbor was available to the Registrant, it would have to attempt to reduce its investment securities as a percentage of its total assets. This reduction can be attempted in a number of ways, including the disposition of investment securities and the acquisition of non-investment security assets. If the Registrant were required to sell investment securities, the Registrant may sell them sooner than it otherwise would have based on economic factors solely. These sales would likely be at depressed prices and the Registrant may never realize anticipated benefits from, or may incur losses on, these investments. The Registrant may be unable to sell some investments due to contractual or legal restrictions or the inability to locate a suitable buyer. Moreover, the Registrant may incur tax liabilities when it sells assets.

10.  Penny Stock Regulation and Difficulties in Selling Shares

The Securities and Exchange Commission (the "SEC") has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the NASDAQ National Market System, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements often have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules. The Registrant's common stock is currently subject to the penny stock rules, and accordingly, investors may find it difficult to sell their shares, if at all.

11.  Concentration of Ownership and Ineffective Voting Powers

The directors, officers and other affiliates of the Registrant beneficially own a sufficient number of the outstanding common shares of the Registrant to have substantial influence over matters which may require a majority vote of the Registrant's shareholders, such as the election of members of the board of directors or the sale of all or substantially all of the Registrant's assets. Should the directors, officers and affiliates vote their shares in a like manner on a matter requiring a majority vote of the Registrant's shareholders, it is most likely that their position on the matter would control the outcome of the vote. Additionally, because the directors, officers and affiliates posses substantial influence over the Registrant through their significant shareholdings, the value attributable to the right to vote is greatly reduced. This could result in a reduction in the market value to the shares owned by a shareholder because of the ineffective voting power.

ITEM 4.   INFORMATION ON THE REGISTRANT

A.  History and Development of the Registrant

The Registrant was incorporated on July 25, 1986 under the name Palo Duro Exploration Ltd. by the registration of memorandum and articles under the Company Act (British Columbia). The Registrant changed its name to Stoney Creek Mines Ltd. on July 15, 1988 and to Cyn-Tech Ventures Ltd. on June 30, 1992. On June 30, 1992 the Registrant consolidated its shares on a one new for three old basis. On June 29, 1995 the Registrant consolidated its shares on a one new for five old basis and changed its name to Consolidated Cyn-Tech Ventures Ltd. On June 27, 1996 the Registrant subdivided its shares on a three new for one old basis and changed its name to Trans-Orient Petroleum Ltd. On September 26, 1997 the Registrant was continued from a company subsisting under the Company Act (British Columbia) to a company subsisting under the Business Corporations Act (Yukon). On May 4, 1998 the Registrant subdivided its shares on a two new for one old basis and increased its authorized capital to 200,000,000 shares without par value. On January 17, 2001 the Registrant consolidated its common shares on a one new for twelve old basis, and increased its authorized capital from 200,000,000 to an unlimited amount without par value. The Registrant received shareholder approval at the Annual and Special meeting on January 18, 2002 to further consolidate all of its common shares on a one new for three old basis. The Registrant implemented this consolidation on April 5, 2002. The Company did not change its name as a result of the consolidation.

The Registrant became a public or "reporting company" in British Columbia on obtaining a receipt for its initial prospectus offering in British Columbia in April, 1989 and the trading of its shares through the facilities of the Vancouver Stock Exchange ("VSE") commenced about that time. On November 10, 1996 the shares of the Registrant commenced trading on the unlisted securities facility of the New Zealand Stock Exchange under the symbol TOP. On June 10, 1997 the shares of the Registrant commenced trading on the National Association of Securities Dealers' over-the-counter bulletin board (the "OTCBB") under the symbol TEPUF. On July 31, 1997 the shares of the Registrant were voluntarily delisted from trading through the facilities of the VSE. Currently the Registrants trading symbol on the OTCBB is "TOPTF".


B.  Business Overview

Overview of Operations

The Registrant is a Vancouver, British Columbia, Canada based company that has recently relinquished its direct oil and gas prospect interests in exchange for securities in several affiliated companies the most important of which is Indo Pacific Energy Ltd.. The Registrant holds share equity interests in three associated junior oil and gas exploration companies. In addition the Registrant currently plans to seek funds to invest directly into new exploration projects and to consider investing venture capital into existing exploration companies.

During the year ended July 31, 1997 the Registrant changed the focus of its business from petroleum exploration in Canada to petroleum exploration in the Austral-Pacific region and began to acquire and explore petroleum interests in the region, often together with one or more associated companies, in particular Indo-Pacific Energy Ltd.

Between July 1997 and January 2000, the Registrant's primary focus was on oil and gas exploration through varying participating interests in thirteen permits, located in New Zealand, Australia and Papua New Guinea. On May 23, 2000, the Registrant held a Special Meeting of Shareholders and the Registrant's shareholders approved the sale of its directly-held interests in its oil and gas permits located in New Zealand, Australia and Papua New Guinea to Indo-Pacific Energy Ltd., a company with certain common shareholders and directors. Under the terms of the sale (the "Indo-Pacific Sale"), a loan payable of approximately $1,042,000 owing to Indo-Pacific by the Registrant was offset against the purchase price and the Registrant received 4,184,224 Indo units consisting of one common share and a Series "A" share purchase warrant of Indo-Pacific. Each Series "A" warrant is now exercisable (reflecting both an Indo-Pacific share reverse split and an amendment described below) at a price of $1.25 until December 31, 2002 and $1.40 until December 31, 2003. Additionally, the Registrant will receive a Series "B" warrant for each Series "A" warrant exercised upon a commercial discovery in any of the properties transferred to Indo-Pacific. The Series "B" warrants are exercisable within two years and entitle the Registrant to purchase one common share of Indo-Pacific Energy Ltd. at a price of $2.50 per share.

The Registrant also received under the Indo-Pacific Sale a gross overriding royalty over any future hydrocarbon production of the Australia and Papua New Guinea permits, however these royalties were surrendered for amended equity warrants in Indo-Pacific. (See below.)

The Registrant also received additional consideration for the sale of its oil and gas interests under the Indo-Pacific Sale as follows:

    1. 1,800,000 common shares of AMG Oil Ltd. ("AMG") valued at $720,000 for the transaction, and an option to purchase further shares of AMG which option has expired unexercised;

    2.  600,000 shares of Gondwana Energy, Ltd. valued at $20,000; and

    3. 517,020 shares of the Registrant which were surrendered for cancellation (originally valued at $222,319).

The Registrant's wholly owned subsidiaries, Trans-Orient Petroleum (PNG) Limited, Trans-Orient Petroleum (AUST) Pty. Ltd. and ZOCA 96-16 Pty. Ltd. were sold to Indo-Pacific Energy Ltd. pursuant to the transaction. The total purchase price for the assets sold to Indo-Pacific equated to $4,097,360.

During the Registrant's 2001 fiscal year, Indo-Pacific consolidated its common shares on a one new for five old basis resulting in the number of shares the Registrant owned of Indo-Pacific at that time being consolidated from 4,184,224 shares to 836,845 shares. As a result of this consolidation all warrants were also consolidated on a one new for five old basis but pursuant to the new agreement these warrants were repriced as described above.

The warrants received on the Indo-Pacific Sale were amended as per an agreement reached between the Registrant and Indo-Pacific dated January 3, 2002. Under this amending agreement the Registrant agreed to terminate all its royalty rights over exploration permits sold to Indo-Pacific under the Indo-Pacific Sale. In return, Indo-Pacific has agreed to amend the terms of the warrants received by the Registrant. Under the amended terms of the agreements the Series "A" warrants entitling the Registrant to acquire an additional 836,845, post consolidation, shares of Indo-Pacific have been extended to December 31, 2003 and the exercise price has been reduced to $1.25 per share up to December 31, 2002 and $1.40 thereafter until expiry on December 31, 2003. The Series "B" warrants come into effect in the event of a commercial discovery on any of the permits and licenses sold to Indo-Pacific. Upon a discovery being made Indo-Pacific will issue the Registrant additional warrants to acquire shares at a price of $2.50 per share equal to the number of Series "A" warrants exercised. These warrants will expire on December 31, 2003 in conjunction with the Series "A" warrants.

Concurrent with the sale of the Registrant's oil and gas interests in May 2000, the Registrant implemented a new business plan to expand its investments in internet infrastructure and e-commerce. To this end the Registrant has written off its investment in Verida Internet Corp. in the amount of $3,225,869 which accounts for the majority of the loss recorded in fiscal 2001.

On September 16, 2002, the Registrant acquired, by way of private placement, 175,000 additional units of Indo-Pacific at US$0.80 per unit. Each unit consists of one common share and one share purchase warrant, exercisable at US$0.90 in year one and US$1.15 in year two.

The Registrant, during the 2002 fiscal year, sold 59,900 shares of Indo-Pacific with a carrying value of $67,075 for cash proceeds of $76,908. In addition during the 2003 fiscal year to date the Registrant has sold an additional 63,000 shares of Indo-Pacific with a carrying value of $46,620 for cash proceeds of $63,038.These proceeds have been used for general working capital

In summary, the Registrant's current primary asset is its approximately 12% interest in the equity of Indo-Pacific (17% fully diluted).Indo Pacific has a market capitalization in the $6 million range. One director of the Registrant, Mr. Zinkhofer, represents the Registrant on the board of Indo-Pacific.

C.  Organization Structure

The Registrant has two wholly-owned subsidiaries, being Reservoir Rock Holdings Ltd. and Trans-Orient Petroleum (NZ) Limited, both of which are currently inactive and one active wholly owned subsidiary, being DLJ Management Corp.
The Registrant is currently taking steps to liquidate the inactive wholly-owned subsidiaries as they are not required. Unless indicated otherwise, the terms "the Registrant" or any reference to its business and operations means Trans-Orient Petroleum Ltd. inclusive of its subsidiaries.

D.  Property, Plant and Equipment

The Registrant has no direct oil and gas interests so it has no operational property, plant or equipment. The Registrant maintains a corporate office space at 887 Helmcken Street, Vancouver, BC, Canada. The office space is shared with other public companies all of whom receive corporate services from the Registrant's wholly-owned subsidiary DLJ Management Corp. The Registrant also owns a 400 sq. foot office condominium located at 1406-1050 Burrard Street, Vancouver B.C. The office condominium was originally purchased for Cdn $147,000 and is held for investment purposes. In addition to its interest in Indo-Pacific, the Registrant also currently owns:

   (a)  8,200,000 common shares with a current market bid price of $0.05 per share, and warrants and options to acquire a further 5,000,000 common shares, at a price of $1 per share, of AMG Oil Ltd, until April
        10, 2005. AMG Oil Ltd. is a reporting   company under the The
        Securities Exchange Act of 1934   that began to be quoted on the OTCBB
        on January 15, 2003. The registrant's interest in AMG Oil account for 42.71% (54% on a full diluted basis) of the outstanding shares of AMG Oil. The registrant accounts for the investment in AMG Oil using the equity method and as a result the carrying value of the investment is $1.00.

2,400,000 common shares with a current market bid price of $0.25 per share of Gondwana Energy, Ltd. Gondwana Energy, Ltd. is a non-registered company quoted on the National Quotation Bureau's "Pink Sheets". The Registrant's interest in Gondwana accounts for 19.05% of the outstanding shares of Gondwana. The Registrant accounts for the investment in Gondwana using the cost method and as a result the carrying value of the investment is $40,000. However, as both the AMG and Gondwana markets are highly illiquid, and as such the Registrant does not consider the currently quoted prices realizable.

ITEM 5.   OPERATING, FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis is management's opinion of the Registrant's historical financial and operating results and should be read in conjunction with the audited consolidated financial statements of the Registrant (See Item 17) for the years ended July 31, 2002, 2001, and 2000, together with the notes related thereto. The financial statements have been prepared in accordance with Canadian GAAP, and a reconciliation to US GAAP is provided in the notes to the financial statements, under Item 17. All dollar values are expressed in United States dollars, unless otherwise stated.

Operating Results

Summary

The Registrant does not generate any sales or revenue from operations. It has experienced losses in each of its fiscal periods since incorporation. The Registrant's only source of capital currently is the issuance of equity securities and to a lesser extent the sale of assets, primarily its portfolio of marketable securities.Total losses incurred from incorporation to the fiscal period ending July 31, 2002 were $11.99 million. The level of future operations, if any, may be limited by the availability of capital resources, the sources of which are not predictable. As a consequence of not currently having any oil and gas prospects and the financial resources to explore them, the Registrant's results from operations are not meaningful and the primary financial information of relevance to investors, in management's opinion, are the measures of liquidity and solvency.

Liquidity -2002 Compared to 2001 and 2000

Currently, the Registrant has sufficient capital to satisfy its overhead expenditures for the 2003 fiscal year. The Registrant did not receive any revenue from its operations in 2002 and does not expect to receive any operational revenue during the fiscal 2003 year. Overhead expenditure needs after fiscal 2003 will likely require the Registrant to raise additional capital from outside sources. It is uncertain whether the Registrant will be able to secure outside sources of capital in an amount that is sufficient for the Registrant to continue with its expected operations. Due to the nature of its business, the Registrant does not believe that debt financing is available to it.

At July 31, 2002 the Registrant had $269,266 in working capital (July 31, 2001:
$123,175, July 31, 2000: $401,968). Cash and cash equivalents were $293,124,
$126,900, and $408,648 at July 31, 2002, 2001 and 2000 respectively. The
Registrant had negative cash flow from operations of $110,684, $773,174, and $588,604 for the years ending July 31, 2002, 2001 and 2000 respectively.

A net provision of cash from investing activities totalling $76,908 was provided to the Registrant for the year ended July 31, 2002 as a result of the sale of Indo-Pacific shares. A net use of cash used in investing activities totalled $574, and $3,573,159 for July 31, 2001 and 2000 respectively. On August 30, 2000 the Registrant entered into a loan agreement with Verida Internet Corp. whereby the Registrant agreed to loan Verida Internet Corp. $500,000 in order to fund existing operations of Verida. The principal amount and accrued interest was due on February 27, 2001 and the loan and interest totalling $517,115 was written off as uncollectible as of July 31, 2001. Subsequent to the Registrant writing-off the loan and interest, the Registrant negotiated a compromise agreement with Verida and one of its debtors whereby the Registrant will receive from monies owed to Verida by the debtor, monthly payments of approximately CAD$ 15,170 for a period of twenty four months. The total that was expected to be received per the agreement was CAD$ 363,982, including principal and interest. As of January 15, 2003 the Registrant has received a total of CAD$182,035. In October of 2002, the Registrant was advised by the debtor that they are not in a position to continue paying the Registrant. There is considerable doubt whether the Registrant will receive any further payments relating to this compromise agreement and the Registrant is considering its legal options. (See Item 7 - "Major Shareholders and Related Transactions").

The Registrant's financing activities generated $200,000, $492,000 and $3,736,000 at July 31, 2002, 2001 and 2000 respectively. Financing activities during fiscal 2002 consisted solely of issuing equity securities by way of private placements with investors known to the Registrant's management.

During the 2002 fiscal year, the Registrant consolidated (reverse-split) its common shares on the basis of one new share for every three old shares. During the 2001 fiscal year, the Registrant increased its authorized share capital to an unlimited number of common stock without par value and consolidated (reverse-split) its shares of common stock on a basis of one new share for every twelve old shares. The effects of both consolidations have been applied on a retroactive basis for the affected transactions described below.

In June of 2002, the Registrant completed a private placement financing of 1,000,000 units in its capital stock at $0.20 per unit. Each unit consists of one share of common stock and one share purchase warrant to purchase one additional share at a price of $0.25 in the first year and $0.30 in year two. (See Item 7 - "Major Shareholders and Related Transactions")

Through two transactions dated September 12, 2000 and October 12, 2000, the Registrant issued a total of 125,000 units at a price of $2.40 per unit pursuant to private placement agreements for total proceeds of $300,000. Each unit consists of one share of common stock and one share purchase warrant to purchase one additional share at a price of $2.40 until September 12, 2001 and October 12, 2001 and thereafter at a price of $3.00 until expiry on September 12, 2002 and October 12, 2002.

On November 14, 2000, the Registrant issued a total of 50,000 units at a price of $1.92 per unit pursuant to a private placement agreement for total proceeds of $96,000. Each unit consists of one share of common stock and one share purchase warrant to purchase one additional share at a price of $1.92 until November 14, 2001 and thereafter at a price of $3.00 until expiry on November 14, 2002. On December 15, 2000, the Registrant issued a total of 133,333 units at a price of $0.72 per unit pursuant to a private placement agreement for total proceeds of $96,000. Each unit consists of one share of common stock and one share purchase warrant to purchase one additional share at a price of $0.72 until December 15, 2001 and thereafter at a price of $1.20 until expiry on December 15, 2002.

Results of Operations -2002 Compared to 2001 and 2000

The Registrant has not received any revenue from operations. Any revenue received by the Registrant was received as a result of interest income earned on cash balances.

Interest income was $3,589, $29,536 and $41,636 for the periods ending July 31, 2002, 2001 and 2000 respectively. The reduction in interest is primarily due to decreased balances of cash and cash equivalents and lower interest rates.

Overall, the Registrant's expenses, net of recorded gains, were $497,953, $5,295,014, and $1,566,517 for the periods ending July 31, 2002, 2001 and 2000 respectively. General and administrative expenses were $224,676, $297,237, and $534,029 for the periods ending July 31, 2002, 2001 and 2000 respectively. The decrease for 2002 compared to 2001 and 2000 was primarily due to decreased operational activities during the year, which is expected to continue unless greater funding permits increased business activity.

The Registrant's losses from continuing operations were $388,480, $5,265,478 and $1,703,655 for July 31, 2002, 2001 and 2000 respectively. The losses from continuing operations for 2002 consisted of general and administrative costs as described above of $224,676 (2001: $297,237 and 2000: $534,029), write-down of investment in associated companies of $264,192 (2001: $4,010,411 and 2000:
$261,514), equity in loss of associated company of $Nil (2001: $470,251 and 2000: $949,748) and write-off of loan receivable from associated company of $Nil (2001: $517,115 and 2000: $Nil). These losses were partially offset in 2002 with interest income of $3,589 (2001: $29,536 and 2000: $41,636), gain on sale of investment in associated company of $9,833 (2001 and 2000: $Nil) and a recovery of loan receivable previously written-off of $86,967 (2001 and 2000:
$Nil)

During the 2000 fiscal year the Registrant also recorded a write down of oil & gas interests equal $394,385 which was offset by a recorded gain of $573,159 from the sale of the Registrant's exploration permits. These losses stated as a loss per share were $0.26, $3.78, $1.32 under Canadian generally accepted accounting principals (see reconciliation of net losses and losses per share to U.S. generally accepted accounting principles in note 11 of the Registrant's financial statements).

Inflation

Not applicable.

Foreign Currency Fluctuations

The Registrant holds its cash reserves primarily in US dollars and does not have significant obligations in other currencies so it does not perceive it is currently subject to significant exchange risks.

Government Regimes

The Registrant, through its equity holdings of Indo-Pacific, is indirectly subject to foreign governmental regulations that relate directly and indirectly to its operations including title to the petroleum interests acquired by the Registrant, production, marketing and sale of hydrocarbons, taxation, environmental matters, restriction on the withdrawal of capital from a country in which the Registrant is operating and other factors. There is no assurance that the laws relating to the ownership of petroleum interests and the operation of the Registrant's business in the jurisdictions in which it currently operates will not change in a manner that may materially and adversely affect its business. There is no assurance that the laws of any jurisdiction in which the Registrant carries on business may not change in a manner that materially and adversely affects its business.

Research and Development, Patents and Licences

Not applicable.

Trend Information

Not applicable.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

At July 31, 2002, the directors and officers of the Registrant were:

Name, Age and Municipality
of Residence                         Position Held               Office Held Since
--------------------------------------------------------------------------------
Mr. Garth Johnson, 29 (1) (2)
Vancouver, B.C.                      Interim President and
                                     Chief Executive Officer,
                                     Corporate Secretary,
                                     Chief Financial Officer
                                     and a Director                  2001
Michael Hart, 56(1)
Vancouver, B.C.                      Director                        1998
Bernhard Zinkhofer, 47 (1)
Richmond, B.C.                       Director                        1997

Notes:

<F1>
(1)  Member of audit committee.

<F2>
(2) On March 11, 2002, Mr. Alex Guidi resigned as an officer and director of the Registrant and was replaced by Mr. Frank Jacobs. Mr. Jacobs subsequently resigned as an officer and director of the Registrant on May 30, 2002 and was replaced as Interim President and Chief Executive Officer by Mr. Garth Johnson.

All directors were re-elected on January 17, 2003 and have a term of office expiring at the next annual meeting of the Registrant expected in January, 2004. All officers have a term of office lasting until their removal or replacement by the board of directors.

Mr. Garth Johnson is a Certified General Accountant who was a Controller with a manufacturer in the lumber industry from 1994 to 1997 in Surrey, B.C. In 1997, Mr. Johnson joined the Registrant as the corporate accountant. He has been the Chief Financial Officer and Secretary of the Registrant since October 16, 2000 and has been a director of the Registrant since April 10, 2001.
Mr. Michael Hart became a director of the Registrant on December 13, 1999. Between September 1995 and April 1996. Between September 1997 through early 1998, Mr. Hart worked with Scimtar Hydrocarbons Corp. as an investor relations officer. During the period in which Mr. Hart was employed, Scimtar Hydrocarbons Corp. was an Alberta Stock Exchange listed company whose business was oil and gas exploration primarily in the Middle East. Between March 1998 and March 1999, Mr. Hart was a partner in M. Nigro Consulting Ltd. a partnership formed for the purpose of providing investor relations services to public companies trading on the Alberta Stock Exchange. From April 1999 until present Mr. Hart has held the position of president of Hart-Byrne Enterprises Ltd. Hart-Byrne Enterprises Ltd. is a private company formed by Mr. Hart and other investors, which is developing specialized products for the music industry. Mr. Hart is also president of On The Wing Productions Inc., a private company which is also developing products for the music industry.

Mr. Bernhard Zinkhofer obtained a Bachelor of Commerce from the University of Calgary in 1977, became a member of the Canadian Institute of Chartered Accountants in 1980 after articling with a predecessor of KPMG Peat Marwick Thorne and obtained a Bachelor of Law from the University of Victoria in 1983. From 1983 to 1990, Mr. Zinkhofer practised law with a local firm in Vancouver, British Columbia in the corporate and securities areas. In 1990, Mr. Zinkhofer became an associate of, and in 1991 a partner of, the firm of Lang Michener Lawrence & Shaw of Vancouver, B.C. and Toronto, Ontario.

The Registrant does not have liability insurance to cover its directors and officers in the performance of their duties. To date, no agreements to contractually provide indemnities have been executed or delivered. Compensation

The following table sets forth the aggregate compensation paid by the Registrant for services rendered during the last full fiscal year indicated:

                                          SUMMARY COMPENSATION TABLE                                         All Other
                                     Annual Compensation           Long Term Compensation                    Compen-
                                                                            Awards               Payouts     sation($)
                                     ----------------------------  ----------------------------  ---------   ---------
                                                                   Restricted
Name and Principal Position  Year    Salary($)  Bonus($) Other     Securities  Shares or         LTIP
                                                         Annual    Under       Restricted Share  Payouts($)
                                                         Compen-   Options/    Units($)
                                                         sation($) SARs
                                                                   Granted(#)
----------------------------------------------------------------------------------------------------------------------
Garth Johnson
(1)Interim President and
Chief Executive Officer and
Chief Financial Officer,
Director                     2002    $14,029    Nil      Nil         Nil       Nil               Nil             Nil
                             2001     $3,691    Nil      Nil         Nil       Nil               Nil             Nil
                             2000        Nil    Nil      Nil         Nil       Nil               Nil             Nil
Michael Hart
Director                     2002        Nil    Nil      Nil         Nil       Nil               Nil             Nil
                             2001        Nil    Nil      Nil         Nil       Nil               Nil             Nil
                             2000        Nil    Nil      Nil         Nil       Nil               Nil             Nil
Bernhard Zinkhofer
Director                     2002        Nil    Nil      Nil         Nil       Nil               Nil          $8,771
                             2001        Nil    Nil      Nil       5,000       Nil               Nil          $4,480
                             2000        Nil    Nil      Nil         Nil       Nil               Nil         $65,844

<F1>
(1) Mr. Garth Johnson became Interim President and Chief Executive officer of the Registrant on May 30, 2002. Mr. Johnson became corporate secretary and chief financial officer on October 16, 2000 replacing Mr. Katsumata and a director on April 10, 2001 replacing Dr. Bennett.

All of the Registrant's executive officers and directors also serve as officers or directors of other companies or have other occupations.
With the exception of Mr. Johnson, the Registrant does not pay regular remuneration to its executive officers. Mr. Johnson is paid by the Registrant through its subsidiary, DLJ Management Corp. for his role in management and corporate reporting and accounting specifically for time spent on the Registrant.

No other cash compensation, including salaries, fees, commissions, and bonuses was paid or is to be paid to the directors and officers for services rendered, nor was any remuneration paid to directors except legal services provided by a law firm in which Bernhard Zinkhofer, is a partner. The cost of these legal services during the 2002 fiscal year was $8,771 (2001 fiscal year - $4,480).

The Registrant currently does not offer profit sharing, pension or retirement benefit plans to its officers or directors and none are presently proposed. There are no arrangements for payments on termination for any officer in the event of a change of control.

Employees and Consultants

The Registrant currently has no full-time employees. Two persons providing substantially all administrative services to the Registrant are employed through its wholly owned subsidiary DLJ Management Corp ("DLJ").

Share ownership by officers and directors during the 2002 fiscal

At July 31, 2002 there were no shares of the Registrant owned by directors' and officers.

There were no directors' and senior officers' options granted or exercised in the years ended July 31, 2002 or 2001 and there were no outstanding stock options to managment.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED TRANSACTIONS

Major shareholders

Beneficial Holders of More Than Five Percent of Outstanding Shares
The following schedule sets forth the common stock ownership of each person known by us to be the beneficial owner of 5% or more of the Registrant's common stock. All ownership shown is of record and reflects beneficial ownership as of January 15, 2003.Security Held by Certain Beneficial Owners

Name and Address of Owner          Number of Shares   Percentage of Class

Alex Guidi
Vancouver, B.C.                    2,000,040 (1)        62.07%

Peter Loretto
Richmond, B.C.                       296,949 (2)        11.68%

Tanya Loretto
Richmond, B.C.                       251,688 (3)        10.41%

Cede & Company (4)
New York, New York                   174,417             7.22%

CDS & Company (4)
Toronto, Ontario                   1,022,145            42.29%

(1) Of the 2,000,040 common shares owned by Mr. Guidi, 750,000 are attributable to common shares that may be acquired within 60 days under warrants and 55,556 are attributable to common shares which may be acquired within 60 days under options.

(2) Of the 296,949 common shares owned by Mr. Loretto, 125,000 are attributable to common shares that may be acquired within 60 days under warrants.

(3) Of the 251,868 common shares owned by Mrs. Loretto, 125,000 are attributable to common shares that may be acquired within 60 days under warrants.

(4)These shares are registered in the names of brokerage clearing houses and management of the Registrant is unaware of the beneficial ownership of the shares registered in the above names although certain of those figures include shares of management registered in brokerage houses.

Insider Reporting

The Securities Act (Yukon) does not prescribe any reporting requirements for insiders of the Registrant. The Registrant is a reporting issuer in British Columbia and insiders comply with the requirements of Part 12 of the Securities Act (British Columbia). Insiders (generally officers, directors and holders of more than ten percent of voting securities) are required to file individual insider reports of changes in their ownership within ten days after the month in which any trade in the Registrant's securities occurs. Copies of the reports are available for public inspection at the offices of the British Columbia Securities Commission, 12th Floor, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2 (phone (604) 899-6500, facsimile: (604) 899-6506.

Host Country Shareholders

The proportion and number of shareholders in the host country as at January 15, 2003 are as follows:

  Proportion of shares held in the U.S.    7.54%
  Number of shareholders                    132
  Number of shares held                 182,151

Arrangements Affecting Shareholdings

There are no known arrangements, which would significantly affect the control of the major shareholder.

Associated Company/Related Party Shareholdings

At January 15, 2003: Mr. Guidi was a controlling shareholder of Indo-Pacific Energy Ltd. who beneficially held 1,349,716 common shares and fully vested options and warrants to acquire a further 512,000 common shares. Additionally, Mr. Guidi has a further vesting option to acquire up to 200,000 common shares, of which is currently vested the right to acquire up to 100,000 common shares of Indo-Pacific Energy Ltd., all of which collectively represents a 26.64% ownership interest of Indo-Pacific Energy Ltd. on an undiluted basis; At January 15, 2003, Mr. Guidi beneficially held 2,184,000 common shares and warrants to acquire a further 2,500,000 common shares, all of which collectively represents 79.67% ownership interest TAG Oil Ltd. ("TAG") (formerly, "Durum Cons. Energy Corp.")on an undiluted basis. ; Mr. Bernhard Zinkhofer is a Director of TAG while Mr. Garth Johnson is the Chief Financial Officer, Corporate Secretary and Director of TAG. At January 15, 2003, Mr. Guidi was a controlling shareholder of AMG Oil Ltd. owning 4,477,500 common shares or 22.84% of AMG Oil Ltd.; Mr. Michael Hart is a director and the corporate secretary of AMG Oil Ltd. and owns a fully vested option to acquire up to 15,000 common shares. At January 15, 2003, Mr. Guidi was a controlling shareholder of Gondwana Energy, Ltd. and beneficially held 3,000,000 shares equalling a 47.6% ownership interest in Gondwana Energy Ltd. and Mr. Johnson owns 2,000 common shares of, and also acts as, Gondwana Energy, Ltd.'s Corporate Secretary and Treasurer.

Related Party Transactions

The following are reported as Related Party Transactions. The nature of the transaction, the affiliate(s) who had an interest in the transaction and the nature of the interest are included in the description of each of the transactions:

   (a) During the 2002 fiscal year, the Registrant completed a private placement financing of 1,000,000 units of its capital stock at $0.20 per unit. Each unit consists of one common share and one share purchase warrant, exercisable at $0.25 in year one and $0.30 in year two. The securities were placed with individuals that beneficially own 5% or more of the Registrants outstanding shares. Mr Alex Guidi, Mr. Peter Loretto and Mrs. Tanya Loretto acquired 750,000 units, 125,000 units and 125,000 units respectively.

   (b)  During the 2001 fiscal year, the loan reported in the Registrants
        20F for the period ended July 31, 2000, including principal and interest, made by the Registrant to Verida Internet Corp. ("Verida") came due. By letter dated March 12, 2001 Verida notified the Registrant that the Company was unable to pay the amount owed for principal and interest owed on the loan. As a result the Registrant wrote-off the loan receivable, totalling $517,115 consisting of principal and interest. Subsequent to the write-off, the Registrant, Verida and one of its directors came to a Compromise Agreement dated October 15, 2001 whereby Verida assigned specific amounts to the Registrant and two other persons entitling the Registrant to receive CAD$ 363,982 including principal and interest over a period of 24 months. As of January 15, 2003 the Registrant has received CAD$ 182,035. In October of 2002, the Registrant was advised by the debtor that they are not in a position to continue paying the Registrant. There is considerable doubt whether the Registrant will receive any further payments relating to this compromise agreement and the Registrant is considering its legal options.

   (c) On January 3, 2002, the Registrant and Indo-Pacific agreed to terminate the royalty agreement entered into as part of the sale of the Registrants exploration permits and assets located in Australia, New Zealand and Papua New Guinea to Indo-Pacific. In return for the Registrant agreeing to terminate the royalties, Indo-Pacific agreed to amend the terms of certain warrants received by the Registrant as a result of the sale. In particular the Series "A" warrants entitling the Registrant to acquire 836,845 shares of Indo-Pacific have been extended to December 31, 2003 and the exercise price was reduced to $1.25 per share up to December 31, 2002 and to $1.40 thereafter until December 31, 2003. In addition, the Series "B" warrants which come into effect in the event of a commercial discovery occurring and entitling the Registrant to acquire shares equal to the number of Series "A" warrants exercised were extended to December 31, 2003 at a new exercise price of $2.50 per share.

   (d) As of January 15, 2003 the Registrant has sold 122,900 shares of Indo-Pacific Energy Ltd. for proceeds of $139,946, resulting in a gain over book value of $26,251.

   (e)  During the 2002 fiscal year the Registrant paid $6,115 (2001:
        $5,775) in rent to a private company wholly owned by Mr. Alex Guidi. During the 2002 fiscal year the Registrant incurred $8,771 (2001:
        $4,480) in legal fees to a law firm in which Mr. Bernhard Zinkhofer is a partner. During the 2002 fiscal year the Registrant paid $Nil (2001:
        $3,438) to a subsidiary of Verida Internet Corp., as associated company, for website and corporate development. During the 2002 fiscal year, the Registrant also paid $14,029 (2001: $3,961) for wages and benefits to a director of the Company.

   (f) During the 2002 fiscal year, the Company entered into a rental agreement with a related company, TAG Oil Ltd., for the Company's use of office space owned by TAG. The agreement is on a month-to-month basis at a rate of CAD$1,000 per month. The Company has paid CAD$6,000 for the year ended July 31, 2002.

   (g) During the 2002 fiscal year, the Company entered into a six-month executive employment contract with Mr. Frank Jacobs effective March 1, 2002. The executive contract consisted of Mr. Frank Jacobs replacing the Company's current President, CEO and Director effective March 1, 2002. In addition to the above, Mr. Jacobs received remuneration of approximately CAD$15,000 per month along with certain accommodation and travel allowances totaling approximately CAD$17,000 for the term of the contract. Under this contract the Company incurred costs of approximately CAD$26,246. On April 29, 2002 the Company entered into an agreement with Mr. Jacobs, assigning his employment obligations under the executive contract to TAG, resulting in the Company being reimbursed by TAG for all expenses. As a result of this assignment, Mr. Jacobs resigned as President, CEO and as a Director and was replaced as President and CEO, on an interim basis, by Mr. Johnson while the Registrant seeks a permanent replacement to Mr. Jacobs.

   (h) During the 2002 fiscal year, the Registrant's wholly owned subsidiary, DLJ Management Corp., provided corporate services consisting of accounting and administrative services to AMG Oil Ltd., Indo-Pacific Energy Ltd., Gondwana Energy, Ltd. and TAG Oil Ltd. (formerly, "Durum Cons. Energy Corp"). DLJ Management Corp. billed these companies on a cost recovery basis, the amount of which was determined by the amount of time devoted by DLJ Management Corp.'s staff to each company. These amounts were as follows in CAD$: $Nil (2001: $122,428), $94,558 (2001: $96,558), $129,629 (2001: $93,096) and
        $Nil (2001: $22,740) to Indo, AMG, TAG and Gondwana, respectively.
        (i) On September 6, 2002, the Registrant acquired, by way of private placement, 175,000 units of Indo-Pacific Energy Ltd. at a price of $0.80 per unit. Each unit consists of one common share and one share purchase warrant, exercisable at $0.90 in year one and $1.15 in year two.

ITEM 8.   FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Consolidated financial statements are provided under PART III. Item 17.

FINANCIAL STATEMENTS
There are no material legal proceedings to which the Registrant is subject or which are anticipated or threatened.
The Registrant has never paid dividends to shareholders nor is there a policy in place to do so. All cash flow derived by the Registrant is re-invested in the Registrant's operations.

Significant Changes

All significant events subsequent to the financial statements have been covered in Note 10. Subsequent Events in the Financial Statements provided under Note 17.

ITEM 9.   THE OFFER AND LISTING

Offer and Listing Details

There is no offering of stock hereunder.  This is an annual report only.

Price History of the stock

The Registrant voluntarily delisted its shares from the Vancouver Stock Exchange ("VSE") and the CDNX, the successor to the VSE, in Vancouver, British Columbia, Canada on July 31, 1997. Beginning on June 10, 1997, the Registrant's shares traded on the OTC Bulletin Board ("OTCBB") under the symbol "TEPUF" which was subsequently changed to "TOPXF" on March 1, 2001, concurrent with the 1 for 12 share consolidation approved by the shareholders on January 17, 2001. Concurrent with a further 1 for 3 share consolidation approved by shareholders on January 18, 2002 the Registrants symbol was changed to "TOPTF" on the effective date of the consolidation being April 4, 2002.

All values noted below are in US dollars per share for the OTCBB and Canadian dollars for the CDNX.

Summary trading by year, for the five most recently competed fiscal periods ending July 31, 2001.

                    OTCBB                          CDNX
           ------------------------     -------------------------
Year       High (1,2)  Low (1,2)        High (1,2)    Low (1,2)
1998        4.80       0.13             -             -
1999       2.625       0.43             -             -
2000        0.68       0.25             -             -
2001        1.01       0.03             -             -
2002        1.01       0.12             -             -

Summary trading by quarter for the two most recently competed fiscal periods ending July 31, 2002.

                             OTCBB
                      ------------------------
Year and Quarter      High (1,2)   Low (1,2)
2001
First Quarter         0.32         0.15
Second Quarter        0.20         0.03
Third Quarter         1.01         0.25
Fourth Quarter        0.70         0.30
2002
First Quarter         0.50         0.20
Second Quarter        0.30         0.14
Third Quarter         0.70         0.12
Fourth Quarter        1.01         0.39

Summary trading by quarter for the six most recently completed months ending December 31, 2002.
                             OTCBB
                      ------------------------
Month                 High (1,2)      Low (1,2)
July 1 to Sept. 30    1.00            0.39
Oct. 1 to Dec. 31     0.60            0.25

<F1>
(1) OTCBB quotations may reflect interdealer prices, without retail Markup, mark-down or commission and may not necessarily reflect actual transactions.

<F2>
(2) The source for quotations listed between September 2000 until present was found at the OTCBB's own website located at www.otcbb.com. All other quotations are form the Canada Stockwatch website located at www.canada-stockwatch.com.

As at January 15, 2003 there were 2,416,823 shares outstanding. At January 15, 2003 there were 17 shareholders of record resident in Canada holding 2,234,310 shares and 132 shareholders of record resident in the United States holding 182,151 shares.


Plan of Distribution

Not applicable

Markets

The authorized capital of the Registrant consists of an unlimited number of Common Shares without par value, of which 2,416,823 Common Shares were issued on July 31, 2002 and 2,416,823 Common Shares are issued as of January 15, 2003.

The Registrant's shares traded on the Vancouver Stock Exchange ("VSE") in Vancouver, British Columbia, Canada until July 31, 1997. Beginning on June 10, 1997 the Registrant's shares traded on the OTC Bulletin Board ("OTCBB") under the symbol "TEPUF", "TOPXF" effective March 1, 2001 and "TOPTF" effective April 5, 2002.

Selling Shareholders

Not applicable

Dilution

Not applicable

Expenses of the Issue

Not applicable

ITEM 10.  ADDITIONAL INFORMATION

Share Capital

Not applicable

Memorandum and Articles of association

The Registrant's Articles of Association were previously filed with Form 20F for the Year Ended July 31, 2000. The provisions thereof have not changed since that time.

Material contracts

Attached as Exhibits are material contracts the Registrant entered into during the period from the Registrants fiscal year ended July 31, 2000 up to January 15, 2003.

Exchange Controls

The Registrant is a Yukon, Canada incorporated corporation. The Registrant's head office is located in Vancouver, British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. Any such remittances to United States residents are subject to withholding tax. See "Taxation".

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Registrant the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire the Common Shares. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments. The Registrant does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders due to a number of factors including the location of its current projects and its small capitalization.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in the Common Shares by a non-Canadian other than a "WTO Investor" (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Registrant was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant, as determined in accordance with the regulations promulgated under the Investment Act, was $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Registrant. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when the Registrant was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2000 exceeds Cdn. $192 million. A non-Canadian would acquire control of the Registrant for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of the Registrant unless it could be established that, on the acquisition, the Registrant was not controlled in fact by the acquiror through the ownership of the Common Shares.

Certain transactions relating to Common Shares would be exempt from the Investment Act, including:

   (a) an acquisition of the Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities,

   (b) an acquisition of control of the Registrant in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

   (c) an acquisition of control of the Registrant by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control remained unchanged.

Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder (in this summary, a "U.S. Holder") who, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident in Canada, deals at arm's length with the Registrant, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the "Treaty"), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Customs and Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. The immediately following summary does not take into account Canadian provincial, U.S. federal (which follows further below), state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder's particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by the Registrant will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of the Registrant's voting shares). the Registrant will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder's account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is "taxable Canadian property" to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A common share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length alone or together owned, or had rights to acquire, 25% or more of the Registrant's issued shares of any class or series.

A U.S. Holder whose common shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada. The value of the Registrant's common shares is not currently derived principally from real property situated in Canada.

United States Tax Consequences

United States Federal Income Tax Consequences

The following summarizes the material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Registrant. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see "Taxation - Canadian Federal Income Tax Consequences" above). Accordingly, holders and prospective holders of common shares of the Registrant should consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of the Registrant, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of the Registrant who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of the Registrant. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares of the Registrant

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Registrant are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Registrant has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Registrant, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Registrant generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Registrant may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Registrant) deduction of the United States source portion of dividends received from the Registrant (unless the Registrant qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below). the Registrant does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on the Registrant's common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Registrant's common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Registrant may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income, " "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Registrant will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Registrant should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Registrant

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of the Registrant equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Registrant. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of the Registrant will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Registrant's outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Registrant's gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), the Registrant may be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Registrant does not actually distribute such income. the Registrant does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that the Registrant will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Registrant's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code
Section 7701(a)(31)), and the Registrant is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Registrant may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. the Registrant does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that the Registrant will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders.
Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. the Registrant appears to have been a PFIC for the fiscal year ended July 31, 2000, and at least certain prior fiscal years. In addition, the Registrant expects to qualify as a PFIC for the fiscal year ending July 31, 2001 and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of the Registrant is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of the Registrant. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

A U.S. Holder who elects to treat the Registrant as a qualified electing fund ("QEF") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which the Registrant qualifies as a PFIC on his pro rata share of the Registrant's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and
(ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder's taxable year in which (or with which) the Registrant's taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder's tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Registrant is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a "timely" QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Registrant qualified as a PFIC in a prior year during the U.S. Holder's holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of
Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Registrant is a controlled foreign corporation, the U.S. Holder's pro rata share of the Registrant's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Registrant's first tax year in which the Registrant qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an "Electing U.S. Holder." A U.S. Holder who holds common shares at any time during a year of the Registrant in which the Registrant is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a "Non-Electing U.S. Holder." An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Registrant common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Registrant's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as "personal interest" that is not deductible.

In order for a U.S. Holder to make (or maintain) a valid QEF election, the Registrant must provide certain information regarding its net capital gains and ordinary earnings and permit its books and records to be examined to verify such information. the Registrant intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to the Registrant. the Registrant urges each U.S. Holder to consult a tax advisor regarding the availability of, and procedure for making, the QEF election.

A QEF election, once made with respect to the Registrant, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and the Registrant ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Registrant does not qualify as a PFIC. Therefore, if the Registrant again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Registrant qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of the Registrant. Therefore, if such U.S. Holder reacquires an interest in the Registrant, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Registrant qualifies as a PFIC.

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Registrant common shares and (ii) certain "excess distributions," as defined in Section 1291(b), by the Registrant.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Registrant common shares and all excess distributions on his Registrant common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder's period prior to the first day of the first year of the Registrant (i) which began after December 31, 1986, and (ii) for which the Registrant was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If the Registrant is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Registrant common shares, then the Registrant will continue to be treated as a PFIC with respect to such Registrant common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Registrant common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Registrant common shares. A U.S. Holder who makes the mark-to-market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of the Registrant as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Registrant included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of the Registrant will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Registrant common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether common shares of the Registrant are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Registrant common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee's basis is generally equal to the fair market value of the Electing U.S. Holder's common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Registrant is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to common shares of the Registrant, certain adverse rules may apply in the event that both the Registrant and any foreign corporation in which the Registrant directly or indirectly holds shares is a PFIC (a "lower-tier PFIC"). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. the Registrant intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of the Registrant that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called "indirect disposition" of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by the Registrant (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder's proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by the Registrant (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from the Registrant and does not dispose of its common shares. The Registrant strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

Certain special, generally adverse, rules will apply with respect to Registrant common shares while the Registrant is a PFIC unless the U.S. Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Registrant is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Registrant ("United States Shareholder"), the Registrant could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Registrant which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Registrant attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. the Registrant does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Registrant will not be considered a CFC for the current or any future taxable year.

The Registrant strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

Dividends and paying agents

Not applicable

Statement by experts

Not applicable

Documents on display

Documents concerning the Registrant which are referred to in this document may be inspected in its offices, 887 Helmcken Street, Vancouver, B.C. Canada V6Z 1B1 or at the registered office at Suite 200 Financial Plaza, 204 Lambert Street, White Horse, YT, Y1A 3T2, Canada. Copies of the Registrant's financial statements and other continuous disclosure documents required under the British Columbia Securities Act may be viewed at www.sedar.com.

Documents referred to in this document are filed with the US Securities Commission.


Subsidiary information

A list of subsidiaries of the Registrant is identified in Note 2 (b) in the notes to the consolidated financial statements and in ITEM 4. ORGANIZATIONAL STRUCTURE.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not required as the Registrant is a small business issuer, in accordance with
Section 12(b)-2 of the Act.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

There are no securities in the Registrant other than equity securities, being Common Stock and Warrants to purchase Common Stock in the Registrant.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

   A. There has been no material default in any indebtedness, as the Registrant has no debt.

   B. The Registrant has never paid nor declared a dividend, so there are no arrearages.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS.

The following is a summary statement of the material differences between Canadian and U.S. generally accepted accounting principles relevant in the preparation of the Registrant's financial statements:

   (a) under U.S. GAAP, compensation cost is recognized when the market value of stock options as at the grant date exceeds the exercise price of the stock options. Additionally, note disclosure is required to reflect the results of the Registrant to provide fair values of options granted using the Black-Scholes option pricing model. Under Canadian GAAP, no such expense is recognized;

   (b) under U.S. GAAP, compensation cost is also recognized when shares held in escrow are released based on the excess of market value at the escrow release date over the price of the escrow shares. Under Canadian GAAP, no such expense is recognized;

   (c) under U.S. GAAP, escrow shares are excluded from the weighted-average number of shares outstanding used in the calculation of loss per share. Under Canadian GAAP, escrow shares are included in the weighted average number of shares outstanding; and

   (d) under U.S. GAAP, a ceiling test under the full cost method is required for each cost centre by comparing the net capitalized cost to the present value of the estimated future net revenues from production of proved reserves discounted by 10%, net of the effects of future costs to develop and produce the proved reserves, plus the costs of unproved properties net of impairment, and less the effects of income taxes. Any excess capitalized costs are written off to expense. Under Canadian GAAP, ceiling tests under the full cost method are required for each cost centre and for the aggregate of all cost centres by comparing the net capitalized costs to the estimated future net revenues from production of proved reserves without discount, plus the costs of unproved properties net of impairment, with any excess capitalized costs written off to expense. Further, the ceiling test for the aggregate of all cost centres is required to include the effects of future removal and site restoration costs, general and administrative expenses, financing costs and income taxes.

The registrant does not believe that any of these differences are significant to the disclosure of tits operations for fiscal 2001 and 2002, Financial Statements begin on page 28.

INDEX TO FINANCIAL STATEMENTS
                                                       Page
Auditors' Report                                       27
Consolidated Balance Sheets                            28
Consolidated Statements of Operations and Deficit      29
Consolidated Statements of Cash Flows                  30
Notes to the Consolidated Financial Statements         32


The financial statements and Report of the independent Auditors are filed as part of the Registrant's Annual Report.

AUDITORS' REPORT

To the Shareholders of Trans-Orient Petroleum Ltd.

We have audited the consolidated balance sheets of Trans-Orient Petroleum Ltd. as at July 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended July 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended July 31, 2002 in accordance with Canadian generally accepted accounting principles.

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in Note 1 to these financial statements. Although we conducted our audits in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated November 15, 2002 is expressed in accordance with Canadian reporting standards, which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.



                                                     "Sadovnick Telford & Skov"
                                                    ---------------------------
                                                          CHARTERED ACCOUNTANTS



Vancouver, British Columbia
Canada
November 15, 2002

-------------------------------------------------------------------------------
TRANS-ORIENT PETROLEUM LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars)
-------------------------------------------------------------------------------

As at July 31,                             2002               2001
-------------------------------------------------------------------------------
Assets

Current

Cash and short-term deposits               $   293,124        $     126,900
Accounts receivable                             2,555                 2,869
Due from related company                        10,685                6,705
Due from associated companies                    3,543                9,365
Prepaid expenses                                28,807               40,573
-------------------------------------------------------------------------------
                                               338,714              186,412

Investment in associated companies             754,791            1,086,058
Property and equipment                         127,483              139,870
Oil and gas interests                                1                    2
-------------------------------------------------------------------------------
Total Assets                               $ 1,220,989        $   1,412,342

Liabilities

Current

Accounts payable and accrued liabilities   $    55,122        $      53,345
Due to associated company                       14,326                9,892
-------------------------------------------------------------------------------
Total Liabilities                               69,448               63,237

-------------------------------------------------------------------------------

Shareholders' Equity

Common stock without par value;
Unlimited number of shares authorized;
Issued and outstanding at July 31, 2002:
  2,416,823 shares
  (July 31, 2001: 1,416,823 shares)
                                            13,145,075           12,945,075
Deficit                                    (11,993,534)         (11,595,970)
-------------------------------------------------------------------------------
Total Shareholders' Equity                   1,151,541            1,349,105
-------------------------------------------------------------------------------

Total Liabilities and Shareholders' Equity $ 1,220,989         $  1,412,342
-------------------------------------------------------------------------------

Approved by the Directors:

"Garth Johnson"          "Michael Hart"
----------------         --------------
Director                 Director

        See accompanying notes to the consolidated financial statements

--------------------------------------------------------------------------------------------------------
TRANS-ORIENT PETROLEUM LTD.
Consolidated Statements of Operations and Deficit
(Expressed in United States Dollars)
--------------------------------------------------------------------------------------------------------

For the Years Ended July 31,                         2002              2001             2000
--------------------------------------------------------------------------------------------------------
Expenses

General and administrative (Schedule)                   $  224,676     $     297,237          534,029
--------------------------------------------------------------------------------------------------------
Loss before other items                                   (224,676)         (297,237)        (534,029)

Other Items

Interest income                                              3,589            29,536           41,636
Write-down of investment in associated companies          (264,192)       (4,010,411)        (261,514)
Write-off of loan receivable from associated company             -          (517,115)               -
Write-off of oil and gas interest                               (1)
Gain on sale of investment in associated company             9,833                 -                -
Equity in loss of associated company                             -          (470,251)        (949,748)
Recovery of loan receivable previously written-off          86,967                 -                -
--------------------------------------------------------------------------------------------------------
Loss from continuing operations                           (388,480)       (5,265,478)      (1,703,655)

Discontinued operations:
  Write-off of oil and gas interests                             -                 -         (394,385)
  Gain on sale of oil and gas interests                          -                 -          573,159
--------------------------------------------------------------------------------------------------------
Loss before income taxes                                  (388,480)       (5,265,478)      (1,524,881)
Provision for income taxes                                  (9,084)                -                -
--------------------------------------------------------------------------------------------------------
Net loss for the year                                     (397,564)       (5,265,478)      (1,524,881)
Deficit - Beginning of year                            (11,595,970)       (6,330,492)      (4,805,611)
--------------------------------------------------------------------------------------------------------
Deficit - End of year                                $ (11,993,534)    $ (11,595,970)   $  (6,330,492)
--------------------------------------------------------------------------------------------------------
Loss per share  -basic                                     $ (0.26)          $ (3.78)         $ (1.32)
                -diluted                                   $ (0.26)          $ (3.78)         $ (1.32)
--------------------------------------------------------------------------------------------------------

        See accompanying notes to the consolidated financial statements

-------------------------------------------------------------------------------------------------------------
TRANS-ORIENT PETROLEUM LTD.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)
-------------------------------------------------------------------------------------------------------------

For the Years Ended July 31,                            2002                 2001             2000

-------------------------------------------------------------------------------------------------------------
Operating Activities
Net loss for the year                                   $    (397,564)     $    (5,265,478)   $  (1,524,881)
Adjustments to reconcile net loss to
cash applied to operating activities:
  Amortization                                                 12,387               14,597           15,083
  Forgiveness of debt                                               -                    -            7,001
  Write-off of loan receivable from associated company              -              517,115                -
  Write-off of oil and gas interest                                 1
  Write-down of investment in associated company              264,192            4,010,411          261,514
  Gain on sale of investment in associated company             (9,833)                   -                -
  Equity in loss of associated company                              -              470,251          949,748
  Recovery of loan receivable previously written-off          (86,967)                   -                -
Changes in non-cash working capital:
  Accounts receivable                                             314               11,112          (8,560)
  Due from related company                                     (3,980)              (4,825)         (1,880)
  Due from associated companies                                 5,822                5,824         (15,189)
  Prepaid expenses                                             11,766                3,616          (2,357)
  Accounts payable and accrued liabilities                      1,777              (10,895)        (42,668)
  Loan receivable from associated company                      86,967             (517,115)              -
  Due to associated company                                     4,434               (7,787)        (47,641)
-------------------------------------------------------------------------------------------------------------
Net cash used for operating activities of continuing
  Operations                                                 (110,684)            (773,174)       (409,830)
Discontinued operations:
  Write-off of oil and gas interests                                -                    -         394,385
  Gain on sale of oil and gas interests                             -                    -        (573,159)
-------------------------------------------------------------------------------------------------------------
Net cash used for operating activities                       (110,684)            (773,174)       (588,604)
-------------------------------------------------------------------------------------------------------------

Financing Activities
Common stock issued for cash                                  200,000              492,000        3,736,000
-------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                     200,000              492,000        3,736,000
-------------------------------------------------------------------------------------------------------------

Investing Activities
Proceeds from sale of investment in associated
  Company                                                      76,908
Purchase of investment in associated companies                      -                    -       (3,437,495)
Purchase of property and equipment, net                             -                 (574)        (114,474)
Discontinued operations:
Acquisition and exploration of oil and gas interests                -                    -       (1,064,118)
Proceeds from sale of oil and gas interests                         -                    -        1,042,928
----------------------------------------------------------------------------------------------------------------
Net cash provided by (used for) investing activities           76,908                 (574)      (3,573,159)
----------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash during the year               166,224             (281,748)        (425,763)

Cash and short-term deposits - Beginning of year              126,900              408,648          834,411
----------------------------------------------------------------------------------------------------------------
Cash and short-term deposits - End of year              $     293,124      $       126,900    $     408,648
----------------------------------------------------------------------------------------------------------------

        See accompanying notes to the consolidated financial statements

---------------------------------------------------------------------------------------
TRANS-ORIENT PETROLEUM LTD.
Consolidated Schedules of General and Administrative Expenses
(Expressed in United States Dollars)
---------------------------------------------------------------------------------------

For the Years Ended July 31,                    2002            2001          2000
---------------------------------------------------------------------------------------

General and Administrative Expenses

Accounting and audit                       $    15,484     $    22,470   $    21,820
Bad debts                                            -               -         7,001
Consulting fees                                 27,445          35,406        41,644
Corporate relations and development             19,164          43,633        89,699
Corporation capital tax                          3,914               -         7,998
Amortization                                    12,387          14,597        15,083
Filing and transfer agency fees                  9,288           8,496         8,356
Foreign exchange loss                            4,394           4,322        46,148
Investor relations                               8,120               -             -
Interest                                             -               -        18,051
Legal                                           10,999           9,394        92,062
Office and miscellaneous                        26,222          32,595        36,319
Printing                                        11,640          35,917        53,387
Rent                                            18,176          18,352        17,486
Telephone                                       10,252           8,783         4,217
Travel, promotion and accommodation             10,076          15,780         6,593
Wages and benefits                              37,115          47,492        68,165
---------------------------------------------------------------------------------------
                                            $  224,676     $   297,237   $   534,029
---------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements

-------------------------------------------------------------------------------
TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
-------------------------------------------------------------------------------
For the Years Ended July 31, 2002 and 2001
-------------------------------------------------------------------------------


NOTE 1 - NATURE OF OPERATIONS

Trans-Orient Petroleum Ltd. (the "Company") was incorporated under the Company Act (British Columbia) on July 25, 1986 and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). The Company is actively engaged in identifying, financing, and providing business development services for early-stage resource and technology businesses ("Associated Companies"). The Company's operating strategy is to acquire a significant equity interest in Associated Companies and to provide financial, managerial, and technical support to accelerate the achievement of the Associated Companies' business goals and objectives. At July 31, 2002, the Company held interests in four Associated Companies.

The Company's consolidated financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. However, the Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities for financing. Future capital requirements will depend on many factors including the Company's ability to execute its business plan. The Company intends to continue relying upon the issuance of securities to finance its future activities but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company. Although these consolidated financial statements do not include any adjustments that may result from the inability to secure future financing, such condition would have a material adverse effect on the Company's business, results of operations and financial condition.

Refer to Note 3

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)  Accounting Principles and Use of Estimates

    These financial statements are prepared in conformity with Canadian generally accepted accounting principles which requires the Company's management to make informed judgements and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. Actual results could differ from these estimates.

    Material differences between Canadian and United States generally accepted accounting principles which affect the Company are referred to in Note 11.

b)  Basis of Consolidation

    These consolidated financial statements include the accounts of Trans-Orient Petroleum Ltd. and its wholly-owned subsidiaries, DLJ Management Corp. and Reservoir Rock Holdings Limited and its wholly-owned subsidiary, Trans-Orient Petroleum (NZ) Limited. All significant intercompany balances and transactions have been eliminated.

c)  Principles of Accounting for Investment in Associated Companies

    The Company's investments in Associated Companies are accounted for using either the equity method or the cost method of accounting. The equity method is used when the Company exercises significant influence over an associated company. The cost method of accounting is applied to Associated Companies over which the Company does not exercise significant influence.

-------------------------------------------------------------------------------
TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
-------------------------------------------------------------------------------
For the Years Ended July 31, 2002 and 2001
-------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d)  Translation of Foreign Currencies

    The Company's foreign operations through its subsidiaries are of an integrated nature and accordingly, the temporal method of foreign currency translation is used for conversion into United States dollars. Monetary assets and liabilities are translated into United States dollars at the rates prevailing on the balance sheet date. Other assets and liabilities are translated into United States dollars at the rates prevailing on the transaction dates. Revenues and expenses arising from foreign currency transactions are translated into United States dollars at the average rate for the year. Exchange gains and losses are recorded as income or expense in the year in which they occur.

e)  Financial Instruments

    Cash and short-term deposits, accounts receivable, due from related company, due from associated companies, accounts payable and accrued liabilities and due to associated company are carried at cost which approximates fair value due to the short-term nature of these instruments. Investment in associated companies are accounted for using either the equity method or cost method of accounting.

f)  Property and Equipment

    Property and equipment are recorded at cost and amortized over their useful lives as follows:

    Apartment                            4% Declining Balance Method
    Furniture and Office Equipment      20% Declining Balance Method
    Leasehold Improvements                5 year Straight Line Method

g)  Basic and diluted net loss per common share

    Basic net loss per common share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the year. Diluted net loss per common share is calculated by dividing the net loss by the sum of the weighted average number of common shares outstanding during the year. Common equivalent shares consist of the shares issuable upon exercise of stock options and warrants calculated using the treasury stock method. Common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted net loss per common share when the effect would be anti-dilutive.

h)  Cash and short-term deposits

    Cash and cash equivalents presented in the consolidated financial statements, include short-term investments with maturities of three months or less of purchase.

NOTE 3 - INVESTMENT IN ASSOCIATED COMPANIES

a) At July 31, 2002, the Company's ownership interests in Associated Companies accounted for under the equity method or cost method of accounting are as follows:

-------------------------------------------------------------------------------
TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
-------------------------------------------------------------------------------
For the Years Ended July 31, 2002 and 2001
-------------------------------------------------------------------------------


NOTE 3 - INVESTMENT IN ASSOCIATED COMPANIES (continued)

                                                                                Write-down of
                                                Disposals    Investment in      July 31,           Percentage   Number of
                             July 31, 2001      During       Associated         2002               Of           Common
                             Carrying Value     the Year     Companies          Carrying Value     Ownership    Stock Held

Equity Method:
  AMG Oil Ltd.               $         1        $       -    $        -         $           1      42.71%       8,200,000

Cost Method:
  Verida Internet Corp.                1                -             -                     1       8.68%         844,642
  Indo-Pacific Energy Ltd.     1,046,056          (67,075)     (264,192)              714,789      11.97%         776,945
  Gondwana Energy, Ltd.           40,000                -             -                40,000      19.05%       2,400,000
                            ------------------------------------------------------------------
                               1,086,057          (67,075)     (264,192)              754,790

                             $ 1,086,058        $ (67,075)   $ (264,192)        $     754,791

At July 31, 2002, the estimated market values of the above shares are consistent with their carrying value. During the year ended July 31, 2002, the Company sold 59,900 shares of Indo-Pacific Energy Ltd. with a carrying value of $67,075 for cash proceeds of $76,908, resulting in a gain of $9,833.

At July 31, 2002, the Company held the following stock options and share purchase warrants to purchase shares of common stock:

                           Number         Price             Expiry
                           of Shares      per Share       Date
  AMG Oil Ltd.             5,000,000       $1.00          April 10, 2005
  Indo-Pacific Energy Ltd.   836,845       $1.25/         December 31, 2002/
                                           $1.40          December 31, 2003

During the year ended July 31, 2002, the Company's warrants to purchase shares in Indo-Pacific were amended to the above as per an agreement reached between the Company and Indo-Pacific. Under the agreement, the Company agreed to terminate all its royalty rights over exploration permits sold to Indo-Pacific in the 2000 fiscal year. In return Indo-Pacific agreed to amend the terms of the warrants received by the Company, by extending them to December 31, 2003 and reducing the exercise price to $1.25 per share up to December 31, 2002 and $1.40 thereafter until expiry on December 31, 2003.

The series "B" warrants come into effect in the event of a commercial discovery on any of the permits sold to Indo-Pacific. Upon a discovery being made, Indo-Pacific will issue the Company additional warrants to acquire shares at a reduced price of $2.50 per share equal to the number of shares of Series "A" warrants exercised. These warrants will expire on December 31, 2003 in conjunction with the Series "A" warrants.

-------------------------------------------------------------------------------
TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
-------------------------------------------------------------------------------
For the Years Ended July 31, 2002 and 2001
-------------------------------------------------------------------------------


NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment are comprised as follows:
                                      2002              2001

Apartment                             $ 100,945             $ 100,945
Furniture and office equipment          102,617              102,617
Leasehold improvements                    2,337              2,337
                                   -------------------------------------
                                        205,899                205,899
Accumulated amortization                (78,416)              (66,029)
                                   -------------------------------------
                                      $ 127,483             $ 139,870
                                   -------------------------------------

NOTE 5 - RELATED PARTY TRANSACTIONS

Certain transactions of the Company involve publicly traded companies having directors, officers and/or principal shareholders in common with the Company. These companies are AMG Oil Ltd. ("AMG"), Verida Internet Corp. ("Verida"), Indo-Pacific Energy Ltd. ("Indo-Pacific"), Gondwana Energy, Ltd. ("Gondwana") and TAG Oil Ltd. ("TAG") (formerly "Durum Cons. Energy Corp.")

a)  Investment in Associated Companies

    Investment in Associated Companies consists entirely of common shares of AMG, Verida, Indo-Pacific and Gondwana.

    Refer to Note 3

b)  Due from/to Related and Associated Parties

    At July 31, 2002, the Company was owed $10,685 (July 31, 2001 - $6,705) by
    TAG, $3,543 (July 31, 2001 - $3,308) by AMG and $Nil (July 31, 2001 -
    $6,057) by Indo-Pacific. At July 31, 2002, the Company owed $14,326 (July 31, 2001 - $9,892) to Indo-Pacific. These amounts are non-interest bearing and have no fixed terms for repayment.

c)  Loan Receivable from Associated Company

    Subsequent to the write-off of the loan as reported in the July 31, 2001 fiscal year, the Company negotiated a loan repayment schedule with Verida allowing the Company to receive monthly payments of approximately CAD$15,170 for a period of twenty four months. The total that will be received per the agreement will be CAD$363,982, including principal and interest. For the fiscal period ending July 31, 2002 the Company has received CAD$136,538 (US$86,967).

d)  Other

    During the 2002 fiscal year, the Company paid $6,115 (July 31, 2001:
    $5,775) in rent to a private company wholly-owned by the former President of the Company.

-------------------------------------------------------------------------------
TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
-------------------------------------------------------------------------------
For the Years Ended July 31, 2002 and 2001
-------------------------------------------------------------------------------


NOTE 5 - RELATED PARTY TRANSACTIONS (continued)

    During the 2002 fiscal year, the Company entered into a rental agreement with a related company, TAG Oil Ltd., for the Company's use of office space owned by TAG. The agreement is on a month-to-month basis at a rate of CAD$1,000 per month. The Company has paid CAD$6,000 for the year ended July 31, 2002.

    During the 2002 fiscal year, the Company incurred approximately $8,771 (July 31, 2001: $4,480) for legal services to a law firm in which a director of the Company is a partner and $Nil (July 31, 2001: $3,438) for website and corporate development to Verida.

    During the 2002 fiscal year, the Company incurred $14,029 (July 31, 2001:
    $3,691) for wages and benefits to a director of the Company.

    During the 2002 fiscal year, the Company entered into a six-month executive employment contract with Mr. Frank Jacobs effective March 1, 2002. The executive contract consisted of Mr. Frank Jacobs replacing the Company's current President, CEO and Director effective March 1, 2002. In addition to the above, Mr. Jacobs received remuneration of approximately CAD$15,000 per month along with certain accommodation and travel allowances totaling approximately CAD$17,000 for the term of the contract. Under this contract the Company incurred costs of approximately CAD$26,246. On April 29, 2002 the Company entered into an agreement with Mr. Jacobs, assigning his employment obligations under the executive contract to TAG, resulting in the Company being reimbursed by TAG for all expenses.

NOTE 6 - SHARE CAPITAL

a)  Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common stock without par value.

                                          Number
Issued and fully paid:                  of Shares                  Amount

Balance at July 31, 2000                  1,314,046            $ 12,453,075
Shares issued during the year for cash:
  Issued for private placements             102,777                 492,000

Balance at July 31, 2001                  1,416,823              12,945,075
Shares issued during the year for cash:
  Issued for private placements           1,000,000                 200,000

Balance at July 31, 2002                  2,416,823            $ 13,145,075

    Pursuant to private placement agreements during the 2002 fiscal year, the Company completed a financing consisting of 1,000,000 units in its capital stock at US$0.20 per unit. Each unit consists of one common share and one share purchase warrant, exercisable at US$0.25 in year one and US$0.30 in year two.

-------------------------------------------------------------------------------
TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
-------------------------------------------------------------------------------
For the Years Ended July 31, 2002 and 2001
-------------------------------------------------------------------------------


NOTE 6 - SHARE CAPITAL (continued)

    The Company, as approved by shareholders on January 18, 2002 at the Company's annual meeting, has consolidated the Company's common shares on the basis of one new share without par value for every three existing common shares without par value. The effect of the share consolidation has been applied on a retroactive basis.

b)  Incentive Stock Options and Share Purchase Warrants

    During the 2002 fiscal year, no stock options were granted or amended except for the consolidation of the Company's outstanding options on a one for three basis as a result of the consolidation of the Company's common stock. The effects of the consolidation have been applied on a retroactive basis.

    At July 31, 2002, the following stock options are outstanding:

      Number              Price           Expiry
      of Shares           per Share       Date
      ------------------- --------------- -------------------

       55,556             $54.00          March 31, 2003
        5,000             $31.50          March 31, 2003
       27,777             $31.50          March 31, 2005
    -----------
       88,333
    -----------

    At July 31, 2002, the following share purchase warrants to purchase common shares are outstanding:

      Number              Price           Expiry
      of Shares           per Share       Date
      ------------------- --------------- -------------------

      27,777              $9.00           September 12, 2002
      13,889              $9.00           October 12, 2002
      16,667              $9.00           November 15, 2002
      44,444              $3.60           December 15, 2002
      1,000,000           $0.25           June 12, 2003/
                          $0.30           June 12, 2004
      -------------------
      1,102,777
      -------------------

    During the 2002 fiscal year, warrants to acquire 223,750 shares expired as they were not exercised.

    The Company consolidated its shares of common stock on a basis of one new share for every three old shares. The effects of the one for three consolidation on the Company's outstanding stock options and share purchase warrants have been applied on a retroactive basis.

Refer to Note 10

-------------------------------------------------------------------------------
TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
-------------------------------------------------------------------------------
For the Years Ended July 31, 2002 and 2001
-------------------------------------------------------------------------------

NOTE 7 - LOSS PER SHARE

The loss per share is calculated using the weighted-average number of common shares outstanding during the fiscal year. For this purpose, stock consolidations are reflected on a retroactive basis to the preceding years.
The weighted-average number of common shares outstanding used to calculate loss per share are as follows:

              2002 fiscal year                     1,553,809
              2001 fiscal year                     1,389,700
              2000 fiscal year                     1,152,983

NOTE 8 - INCOME TAXES

At July 31, 2002, the Company has approximately $2.48 million (July 31, 2001 - $2.53 million) of resource and other unused tax pools to offset future taxable income derived in Canada. Additionally at July 31, 2002, the Company has non-capital losses of approximately $1.59 million (July 31, 2001 - $1.57 million) available for future deductions from taxable income derived in Canada, which expire as follows:

                          2004                $      164,602
                          2005                       187,703
                          2006                       298,218
                          2007                       290,074
                          2008                       617,241
                          2009                        35,661
                                              --------------
                                              $    1,593,499
                                              --------------

Significant components of the Company's deferred tax assets are comprised of the following at July 31, 2002 calculated at 41.72%.

    Net capital loss carry-forward               $       181,950
    Net operating loss carry-forwards                    664,808
    Resources and other unused tax pools               1,034,658
                                                       1,881,416
                                                 ---------------
    Valuation allowance                               (1,881,416)
                                                 ---------------

                                                 $             -
                                                 ---------------

A valuation allowance has been established, and accordingly, no benefit has been recognized for the Company's deferred tax assets. The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded. These factors include the Company's current history of net losses and the expected near-term future losses. The Company will continue to assess the realizability of the deferred tax assets based on actual and forecasted operating results.

-------------------------------------------------------------------------------
TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
-------------------------------------------------------------------------------
For the Years Ended July 31, 2002 and 2001
-------------------------------------------------------------------------------


NOTE 8 - INCOME TAXES  (continued)

For the year ended July 31, 2002, one of the Company's New Zealand subsidiaries recorded a provision for income taxes of $9,084, based on its taxable income, and after utilizing all non-capital loss carry-forwards available. At July 31, 2002, the Company has approximately $0.87 million of capital losses available for deductions from future capital gains.

NOTE 9 - COMPARATIVE FIGURES

Certain comparative figures have been restated to conform to the presentation of the 2002 fiscal year.

NOTE 10 - SUBSEQUENT EVENTS

a)  Share Purchase Warrants

    58,333 share purchase warrants expired as they were not exercised.

b)  Investment in Associated Company

      The Company acquired, by way of private placement, 175,000 units of Indo-Pacific at $0.80 per unit. Each unit consists of one common share and one share purchase warrant, exercisable at $0.90 in the first year and $1.15 in year two.

c)  Loan Receivable from Associated Company

    The Company, in addition to the payments received and referred to in Note 5 above, has received an additional CAD$45,497 to the date of this report. There is considerable doubt whether the Company will receive any further payments relating to the loan repayment schedule.

NOTE 11 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which conform in all material respects with United States generally accepted accounting principles ("U.S. GAAP") except for the following differences:

CONSOLIDATED BALANCE SHEETS

a)  Assets

  i)  Investment in Associated Companies

    Under Canadian GAAP, the Company's investments in Associated Companies accounted for under the cost method of accounting are valued at the lower of cost or market value. Under U.S. GAAP, such investments are classified as available-for-sale securities and reported at market value, with unrealized gains and losses included as a component of comprehensive income.

-------------------------------------------------------------------------------
TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
-------------------------------------------------------------------------------
For the Years Ended July 31, 2002 and 2001
-------------------------------------------------------------------------------


NOTE 11 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
                                             July 31,4             July 31,
                                                  2002              2001
                                             ------------         ------------

Investments under Canadian GAAP              $ 754,791            $ 1,086,058

Adjustment required under U.S. GAAP           (451,896)              (123,123)
Cumulative historical adjustments to date      451,896                575,019
                                             ------------         ------------
Investments under U.S. GAAP                  $ 754,791            $ 1,537,954
                                             ------------         ------------


Total assets under U.S. GAAP as at July 31, 2002 and 2001 are $1,225,068 and $1,864,238, respectively.

b)  Stockholders' Equity

  i)  Common Stock

    Under U.S. GAAP, compensation cost must be considered for all stock options granted requiring the Company to utilize both the intrinsic value-based and the fair value based methods of accounting and reporting stock-based compensation. Under Canadian GAAP, no such cost is recognized. The Company, if required to report under U.S. GAAP, would elect to apply Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees ("APB 25") to account for all stock options granted. Further, Statement of Financial Accounting Standards No. 123: Accounting for Stock-Based Compensation ("SFAS 123") requires additional disclosure to reflect the results of the Company as if it had elected to follow SFAS 123.
     SFAS 123 requires a fair value based method of accounting for stock options using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options and require the input of and are highly sensitive to subjective assumptions including the expected stock price volatility. Stock options granted by the Company have characteristics significantly different from those of traded options. In the opinion of management, the existing model does not provide a reliable single measure of the fair value of stock options granted by the Company. Under APB 25, compensation cost must be recognized for all compensatory stock options granted whenever the market price of the Company's shares on the date of grant exceeds the exercise price.


                                                 July 31,             July 31,
                                                  2002                  2001
                                               ------------         ------------
Common stock under Canadian GAAP               $ 13,145,075         $ 12,945,075

Accrued compensation from stock options
  granted or amended during the year                      -                    -
Compensation recovery from cancellation/expiry
  of previously issued stock options                      -             (12,296)
Cumulative historical adjustments to date           833,611              845,907
                                               ------------         ------------
Common stock under U.S. GAAP                   $ 13,978,686         $ 13,778,686
                                               ------------         ------------

-------------------------------------------------------------------------------
TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
-------------------------------------------------------------------------------
For the Years Ended July 31, 2002 and 2001
-------------------------------------------------------------------------------

NOTE 11 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

In accordance with SFAS 123, the following is a summary of the changes in the Company's stock options for the 2002, 2001 and 2000 fiscal years:

                                      2002                  2001                 2000
                               ------------------   ------------------   ------------------
                                         Weighted             Weighted             Weighted
                                         Average              Average              Average
                               Number    Exercise   Number    Exercise   Number    Exercise
                               of Shares Price      of Shares Price      of Shares Price
                               ------------------   ------------------   ------------------
Balance at beginning of year   88,333    $ 45.63    89,027    $ 45.72    90,694    $ 45.36
Granted                             -          -         -          -         -          -
Exercised                           -          -         -          -         -          -
Expired                             -          -      (694)     58.26         -          -
Cancelled                           -          -         -          -    (1,667)     31.68
                               -------             --------              -------
Outstanding and exercisable
at end of year                 88,333    $ 45.63    88,333    $ 45.63    89,027    $ 45.72
                               -------   -------   --------   -------    -------   --------

Weighted-average fair
value of options granted
during the year                          $  0.00              $  0.00              $  0.00
                                         -------             --------              -------

No stock options were granted during the 2002, 2001 or 2000 fiscal years.

The following is a summary of the Company's net loss and basic and diluted loss per share as reported and pro forma as if the fair value based method of accounting defined in SFAS 123 had been applied for the 2002, 2001 and 2000 fiscal years:


                                   2002                           2001                                 2000
                         --------------------------    ------------------------------    ------------------------------
                         As             Pro            As               Pro              As               Pro
                         Reported       Forma          Reported         Forma            Reported         Forma
                         --------------------------    ------------------------------    ------------------------------

Net loss for the year    $ (397,564)    $ (397,564)    $ (5,253,182)    $ (5,232,983)    $ (1,487,381)    $ (1,466,081)

Basic and diluted
  Loss per share            $ (0.26)       $ (0.26)         $ (3.78)         $ (3.78)         $ (1.29)         $ (1.26)
                         --------------------------    ------------------------------    ------------------------------

-------------------------------------------------------------------------------
TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
-------------------------------------------------------------------------------
For the Years Ended July 31, 2002 and 2001
-------------------------------------------------------------------------------


NOTE 11 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

  ii)  Accumulated Deficit

 The effects of Note 11(b)(i) on accumulated deficit are as follows:

                                               July 31,            July 31,
                                                 2002              2001
                                           --------------    --------------
Deficit under Canadian GAAP                $ (11,993,534)    $ (11,595,970)
Net loss under U.S. GAAP                        (397,564)       (5,253,182)
Deduct net loss under Canadian GAAP              397,564         5,265,478
Cumulative historical adjustments to date       (833,611)         (845,907)
                                           --------------    --------------
Accumulated deficit under U.S. GAAP        $ (12,827,145)    $ (12,429,581)
                                           --------------    --------------

 iii) Accumulated Other Comprehensive Income

 The effects of Note 11(a) on accumulated other comprehensive income are as follows:

                                                July 31,         July 31,
                                                 2002             2001
                                           --------------    --------------
Accumulated other comprehensive income
   under Canadian GAAP                            $     -        $        -

Unrealized gain (loss) on investment
  in associated companies                        (451,896)         (123,123)
Cumulative historical adjustments to date         451,896           575,019

                                           --------------    --------------
Accumulated other comprehensive income
    under U.S. GAAP$                                    -        $  451,896
                                           --------------    --------------

    As a result of these adjustments under U.S. GAAP, total stockholders' equity as at July 31, 2002 and 2001 are $1,151,451 and $1,801,001,
    respectively.

-------------------------------------------------------------------------------
TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
-------------------------------------------------------------------------------
For the Years Ended July 31, 2002 and 2001
-------------------------------------------------------------------------------


NOTE 11 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

c)  Net Loss and Comprehensive Income (Loss) for the Year

    The following are the effects of Notes 11(a) and (b) on net loss and comprehensive income (loss) for the 2002, 2001 and 2000 fiscal years:

                                              2002           2001            2000
                                           -----------   -------------   -------------
Net loss for the year under Canadian GAAP  $ (397,564)   $ (5,265,478)   $ (1,524,881)

Compensation recovery from cancellation
 of previously issued stock options                 -          12,296          37,500

                                           -----------   -------------   -------------
Net loss for the year under U.S. GAAP      $ (397,564)   $ (5,253,182)   $ (1,487,381)

Other comprehensive income (loss):
 Unrealized gain (loss) on investment
 in associated companies                     (451,896)       (123,123)     (2,749,106)
                                           -----------   -------------   -------------

Comprehensive income (loss) for
 the year under U.S. GAAP                  $ (849,460)   $ (5,376,305)   $ (4,236,487)
                                           -----------   -------------   -------------

d)  Loss per Share

    Statement of Financial Accounting Standards No. 128: Earnings per Share ("SFAS 128") replaces the presentation of primary earnings per share ("EPS") with a presentation of both basic and diluted EPS for all entities with complex capital structures including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common stock and is computed similarly to fully-diluted EPS pursuant to previous accounting pronouncements. SFAS 128 applies equally to loss per share presentations.

    The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations for the 2002, 2001 and 2000 fiscal years:

-------------------------------------------------------------------------------
TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
-------------------------------------------------------------------------------
For the Years Ended July 31, 2002 and 2001
-------------------------------------------------------------------------------


NOTE 11 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)


                                      2002          2001           2000
                                  -----------  -------------  -------------
Numerator, net loss for the year
  under U.S. GAAP                 $ (397,564)  $ (5,253,182)  $ (1,487,381)
                                  -----------  -------------  -------------
   Denominator:
Weighted-average number of shares
  under U.S. GAAP                  1,553,809      1,389,700      1,153,983
                                  -----------  -------------  -------------
Basic and diluted loss per share
  under U.S. GAAP                    $ (0.26)       $ (3.78)       $ (1.29)
                                  -----------  -------------  -------------

    Stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as such inclusion would be antidilutive due to net losses incurred for the 2002, 2001 and 2000 fiscal years.

e)  General and Administrative Expenses

    The following are the effects of Note 11(b)(i) on expenses for the 2002, 2001 and 2000 fiscal years:

                                           2002         2001        2000
                                          ---------   ---------   ----------

General and administrative expenses
 under Canadian GAAP                      $ 233,849   $ 297,237    $ 534,029

Compensation recovery from cancellation
 of previously issued stock options               -     (12,296)     (37,500)

General and administrative expenses
 under U.S. GAAP                          $ 233,849   $ 284,941    $ 496,529

CONSOLIDATED STATEMENTS OF CASH FLOWS

f)  Operating Activities

    The following are the effects of the adjustments required to reconcile from Canadian to U.S. GAAP for the 2002, 2001 and 2000 fiscal years:

-------------------------------------------------------------------------------
TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)
-------------------------------------------------------------------------------
For the Years Ended July 31, 2002 and 2001
-------------------------------------------------------------------------------


NOTE 11 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

                                             2002          2001            2000
                                        ------------- -------------   -------------
Net loss for the year under U.S. GAAP   $ (397,564)   $ (5,253,182)   $ (1,487,381)

Compensation recovery from previously
 granted stock options                           -         (12,296)        (37,500)
Other components of operating activities
 which are similar under Canadian and
  U.S. GAAP                                286,879       4,492,304       1,115,051

                                        ------------- -------------   -------------
Net cash used for operating activities  $ (110,685)     $ (773,174)     $ (409,830)
                                        ------------- -------------   -------------

ITEM 18.  FINANCIAL STATEMENTS

Not applicable.

ITEM 19.  EXHIBITS

Key to the following document types:
1. Articles of Incorporation and Registered Incorporation Memorandum of Trans-Orient.

2. Other Instruments defining the rights of the holders of equity or debt securities.

3. A. Agreements to which Directors, Officers, promoters voting trustees or security holders or their affiliates named in the Registration Statement are parties other than contracts involving only the purchase or sale of current assets having a determinable market price.

    B. Material contracts not made in the ordinary course of business or which are to be performed in whole or in part at or after the filing of the Registration Statement or which was entered into not more than two years before filing.

INDEX TO EXHIBITS

Exhibits which accompany this Annual Report on Form 20-F are as follows:
Type of
Document  Description                                                                  Page Number
--------- ------------------------------------------------------------------------     -----------
3A        Subscription agreements with Alex Guidi dated June 6, 2002.
            See "Item 7 - Major Shareholders and Related Transactions"                          49
3A        Subscription Agreements with Peter Loretto dated June 6, 2002.
            See "Item 7 - Major Shareholders and Related Transactions"                          70
3A        Subscription Agreement with Tanya Loretto dated June 6, 2002.
            See "Item 7 - Major Shareholders and Related Transactions"                          91
3B        Agreement dated August 23, 2002 between the Registrant and
            Indo-Pacific Energy Ltd. for the purchase of 175,000 units
            Of Indo-Pacific at a price of US$.80 per unit.
            See "Item 7 - Major Shareholders and Related Transactions"                         112
3B        Agreement dated February 14, 2002 between the Registrant and
            Indo-Pacific Energy Ltd. for the termination of the Registrants
            Royalty Rights and amendment of the warrants held by the
            Registrant to acquire additional shares in Indo-Pacific.
            See "Item 7 - Major Shareholders and Related Transactions"                         134
4         Other - "Certification under Sarbanes Oxley Act"                                     140

Exhibits which have been filed with previous Annual Reports on Form 20-F are as follows:
Type of
Document  Description
--------- ---------------------------------------------------------------------
1 & 2 Articles of incorporation, bylaws and instruments defining rights of common shareholders have been previously filed with the 20F for fiscal 2000 filed January 29, 2001.
3A Subscription agreements with McLellan Investments Inc. dated September 12, 2000 have been previously filed with the 20F for fiscal 2001 filed January 29, 2002.
3A Subscription Agreements with Ron Bertuzzi dated October 12, 2000 and December 20, 2000 have been previously filed with the 20F for fiscal 2001 filed January 29, 2002.
3A Subscription Agreement with Peter Loretto dated November 15, 2000 has been previously filed with the 20F for fiscal 2001 filed
          January 29, 2002.
3A        Compromise Agreement between the Registrant and Verida Internet Corp.
          dated October 15, 2001 has been previously filed with the 20F for fiscal 2001 filed January 29, 2002.
3A Agreement dated August 27, 1999 between the Registrant and Alex Guidi for the purchase of 4,000,000 units at a price of US$0.20 per unit have been previously filed with the 20F for fiscal 2000 filed
          January 29, 2001.
3B Investor relations service agreement with Republic Communications Ltd. dated January 1, 2002.
3B Agreement dated July 19, 2000 between the Registrant and Verida Internet Corp. for the purchase of 178,571 units at a price of US$4.00 per unit have been previously filed with the 20F for fiscal 2000 filed January 29, 2001.
3B Agreement of Purchase and Sale dated January 29, 2000 between the Registrant and Indo-Pacific Energy Ltd. have been previously filed with the 20F for fiscal 2000 filed January 29, 2001.
3B Agreement dated April 10, 2000 between the Registrant and AMG Oil Ltd. for the purchase of 5,000,000 units at a price of US$.05 per unit have been previously filed with the 20F for fiscal 2000 filed January 29, 2001.
3B Agreement of Purchase for Real Property dated March 15, 2000 have been previously filed with the 20F for fiscal 2000 filed
          January 29, 2001.
3B        Loan Agreement between the Registrant and Verida Internet Corp.
          have been previously filed with the 20F for fiscal 2000 filed
          January 29, 2001.


SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F at July 31, 2002 and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 30, 2003
TRANS-ORIENT PETROLEUM LTD.

By:  "Garth Johnson"
     _____________________________________________________________________
     Garth Johnson, Interim President, CEO and Secretary, CFO and Director