Form 20-F
period 2003-07-31
TRANS ORIENT PETROLEUM LTD/
filed 2004-01-30
CIK 1007023

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2003 (with other information to January 15, 2004 except where noted)

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 0-27668

TRANS-ORIENT PETROLEUM LTD.

(Exact name of Registrant specified in its charter)

TRANS-ORIENT PETROLEUM LTD.

(Translation of Registrant's name into English)

YUKON TERRITORY, CANADA

(Jurisdiction of incorporation or organization)

1407-1050 Burrard Street, Vancouver, British Columbia, Canada	V6Z 2S3
(Address of principal executive offices)	(Zip Code)

COMMON SHARES WITHOUT PAR VALUE

(Title of Class)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of each exchange on which registered
None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common Shares without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.      None

Number of outstanding shares of Trans-Orient's only class of capital stock as on July 31, 2003.

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

Item 17     ☒     Item 18 ☐

(End of Cover Page)

TABLE OF CONTENTS
of the Form 20F of Trans-Orient Petroleum Ltd. (herein "the Registrant")

PART I

Currency

All currency amounts are stated in United States dollars unless otherwise indicated. (Canadian dollars are denoted CAD.)

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable (this is an Annual Report only)

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable (this is an Annual Reporting only)

ITEM 3.KEY INFORMATION

A. Selected financial data

The selected historical financial information presented in the table below for each of the years ended July 31, 2003, 2002, 2001, 2000 and 1999, is derived from the audited consolidated financial statements of the Registrant. The audited financial statements of the Registrant for the years ended July 31, 2003, 2002 and 2001 are included in this Filing. The selected historical financial information for the years ended July 31, 2000 and 1999 presented in the table below are derived from audited financial statements of the Registrant that are not included in this Filing but were included in previous filings. The selected financial information presented below should be read in conjunction with the Registrant's consolidated financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) elsewhere in this Filing.

The selected consolidated financial data has been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). The consolidated financial statements included in Item 17 in this filing are also prepared under Canadian GAAP. Included within these financial consolidated statements in Note 13 is a reconciliation between Canadian and US GAAP.

Under Canadian Generally Accepted Accounting Principles (in US$)

	Year Ended July 31

	2003	2002	2001	2000	1999
	$	$	$	$	$
Balance Sheet Data
Current Assets	304,912	338,714	186,412	483,887	895,661
Investment in Associated Companies	557,609	754,791	1,086,058	5,566,720	508,375
Property and Equipment	120,761	127,483	139,870	153,893	54,502
Oil and Gas Interests	1	1	2	2	2,873,752
Total Assets	983,283	1,220,989	1,412,342	6,204,502	4,332,290
Share Capital	13,145,075	13,145,075	12,945,075	12,453,075	8,946,390
Share Capital held by subsidiary	(11,993)	-	-	-	-
Deficit	(12,254,541)	(11,993,534)	(11,595,970)	(6,330,492)	(4,805,611)

Operating Data
Gross Revenue	2,882	3,589	29,536	41,636	78,314
Net Loss	(261,007)	(397,564)	(5,265,478)	(1,524,881)	(1,108,218)
Net Loss per Share	(0.11)	(0.26)	(3.78)	(1.32)	(1.32)

Under U.S. Generally Accepted Accounting Principles (in US$)

	Year Ended July 31

	2003	2002	2001	2000	1999
	$	$	$	$	$
Balance Sheet Data
Current Assets	304,912	338,714	186,412	483,887	895,661
Investment in Associated Companies	757,324	754,791	1,537,954	6,141,739	3,832,500
Property and Equipment	120,761	127,483	139,870	153,893	54,502
Oil and Gas Interests	1	1	2	2	2,873,752
Total Assets	1,181,529	1,220,989	1,864,238	6,779,521	7,656,415
Share Capital	13,978,686	13,978,686	13,778,686	13,298,982	9,829,797
Deficit	(13,088,152)	(12,827,145)	(12,429,581)	(7,176,399)	(5,689,018)
Accumulated Other Comprehensive Income (Loss)	199,715	-	451,896	575,019	3,324,125

Operating Data
Gross Revenue	2,882	3,589	29,536	41,636	78,314
Net Loss	(261,007)	(397,564)	(5,253,182)	(1,487,381)	(1,123,005)
Comprehensive Income
(Loss)	(61,292)	(849,460)	(5,376,305)	(4,236,487)	826,120
Net Loss per Share	(0.11)	(0.26)	(3.78)	(1.32)	(1.32)

Although there are differences between Canadian GAAP and US GAAP there are no material differences for the years ended July 31, 2003 and 2002. (See also Item 17.)

Exchange Rates

The Registrant's financial statements, as provided under Item 8 and 17 are presented in United States Dollars. On July 31, 2003 the buying rate for Canadian dollars was US $1.00 for Cdn$1.4048. At the close of business on January 15, 2004 the buying rate for Canadian dollars was US$1.00 for Cdn$1.2959. Rates of exchange are obtained from the Bank of Canada and believed by the Registrant to approximate closely the rates certified for customs purposes by the Federal Reserve Bank in New York.

The following table sets out the buying rate for Canadian dollars for the last six months:

	Feb 2003	Mar 2003	Apr 2003	May 2003	Jun 2003	Jul 2003
Month End	1.4840	1.4678	1.4334	1.3685	1.3475	1.4048
Average	1.5124	1.4751	1.4571	1.3833	1.3517	1.3811
High (2)	1.5297	1.4944	1.4785	1.4197	1.3695	1.4163
Low (2)	1.4840	1.4628	1.4334	1.3567	1.3350	1.3354

The following table sets out the buying rate for Canadian dollars for the last five fiscal years:

	2003	2002	2001	2000	1999

Year End (1)	1.4048	1.5776	1.5325	1.4870	1.5063
Average	1.4959	1.5700	1.5237	1.4722	1.5104
High (2)	1.6010	1.6125	1.5793	1.5108	1.5795
Low (2)	1.3323	1.5122	1.4730	1.4353	1.4465

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

The Registrant has limited financial resources and it may not be able to raise sufficient funds to either acquire new oil and gas prospects or to maintain its corporate existence. The Registrant currently has no operating revenues and relies principally on the issuance of common shares and the sale of its assets (primarily securities) to raise funds to finance its business of seeking hydrocarbon prospects. There is no assurance that market conditions will continue to permit the Registrant to raise funds on acceptable terms or at all. Such financings will almost certainly result in equity dilution to existing shareholders.

3. Funding Through Equity and Asset Sales

The Company at this time expects to principally rely on selling its equity securities to raise funds to finance its business of seeking hydrocarbon prospects and to identify, finance and provide business development services to early-stage resource and technology businesses. The Registrant also expects that it will be likely that it will have to resell its holdings of securities in Austral Pacific Energy Ltd. ("Austral") (formerly "Indo-Pacific Energy Ltd.) as another source of funds. There can be no assurance that a market for Austral's common shares will be sufficiently liquid to permit such potential resales at prices which will be acceptable to management or which will not cause a loss on resale. It should be assumed that the market for the Austral's common shares may continue to be illiquid, sporadic and volatile.

4. Competition with Other Companies

Other companies with greater financial resources and/or expertise are in competition with the Registrant for oil and gas prospect and investment opportunities. The Registrant must compete with such companies in bidding for the acquisition of petroleum interests from various state authorities, in purchasing or leasing equipment necessary to explore for, develop and produce hydrocarbons and in obtaining the services of personnel in the exploration for, and development and production of, hydrocarbons.

5. Consequences of Failure to Satisfy Prescribed Permit or License Terms and Conditions

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

6. No Petroleum Reserves

The Registrant has no properties on which any petroleum or other hydrocarbon in commercial quantities is known to exist.

7. Thinly Traded Public Market

The Registrant's shares trade on the OTCBB. The Registrant has only 172 registered shareholders as at January 15, 2004, and its shares are relatively thinly traded. There can be no assurance that a stable market for the Registrant's common shares will ever develop or, if it should develop, be sustained. It should be assumed that the market for the Registrant's common shares will continue to be highly illiquid, sporadic and volatile. The Registrant is required to maintain its status as a "reporting issuer" under the Securities Exchange Act of 1934, in order to be traded by broker-dealers regulated by the National Association of Securities Dealers. If the Registrant fails to remain current in its filings with the Securities and Exchange Commission, the Registrant may be delisted and its shareholders may not be able to sell their shares in the public market within the United States.

8. Dealings With Associated Companies

The Registrant is associated through common directors, common officers and common shareholdings with other public junior resource companies disclosed herein. The Registrant may also hold equity investments in these other companies. In certain cases, the Registrant has previously been assigned interests from associated companies in compliance with applicable corporate law. The Registrant may also make application for interests in petroleum properties with associated companies. Persons who are not willing to rely on the discretion and judgment of management and the boards of directors of the Registrant and the associated companies should not consider a purchase of its securities.

See Item 7 - "Major Shareholders and Related Transactions"

9. Value of Properties

The amounts attributed to future properties in the Registrant's financial statements represent acquisition and exploration expenditures only, and should not be taken to in any way reflect realizable value.

10. Investment Companies Act

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

11. Penny Stock Regulation and Difficulties in Selling Shares

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

12. Concentration of Ownership and Ineffective Voting Powers

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

ITEM 4.INFORMATION ON THE REGISTRANT

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

On December 4, 2003, the Registrant sold 725,000 shares of its investment in Austral (formerly "Indo-Pacific Energy Ltd.") at a price averaging approximately $1.25 per share. The Registrant then replaced these shares on December 11, 2003 by participating in Austral's initial public offering to list on the New Zealand Stock Exchange. The Registrant acquired 765,500 units in Austral at a price of $1.30 (NZ$2.00), per unit. Each unit consists of one common share and a half share purchase warrant exercisable at a price of $1.37 (NZ$2.10) until January 5th, 2005. The Registrant also reached an agreement with Austral in December 2003 to amend the Registrants 836,845 Series A warrants. The Series A warrants expiry date was extended to January 5th, 2005 in consideration of the Client agreeing that the warrants would be exerciseable for a common share of Austral only and not the Austral share and series B warrant into which the Series A warrant was originally exerciseable.

On March 4, 2003, the Registrant acquired a 49.4% controlling interest in AMG Oil Ltd. ("AMG") resultant from AMG re-purchasing 3,000,000 shares of its own common stock for cancellation and return to treasury. AMG does not have significant assets or operations. As a result of the Registrant acquiring a controlling interest in AMG, the Company has therefore reported its investment in AMG on a consolidated basis for the Period from March 4, 2003 to July 31, 2003.

On September 6, 2002, the Registrant acquired, by way of private placement, 175,000 units of Austral (formerly "Indo-Pacific") at $0.80 per unit. Each unit consists of one common share and share purchase warrant, exercisable at $0.90 in the first year and $1.15 in year two ending September 6, 2004.

B. Business Overview

Overview of Operations

The Registrant is a Vancouver, British Columbia, Canada based company that previously relinquished its direct oil and gas prospect interests in exchange for securities in several affiliated companies the most important of which is Austral Pacific Energy Ltd. (formerly "Indo-Pacific Energy Ltd."). The Registrant holds share equity interests in two associated junior oil and gas exploration companies and holds a controlling interest in another associated company. In addition the Registrant currently plans to seek funds to invest directly into new exploration projects and to consider investing venture capital into existing exploration and technology companies.

During the year ended July 31, 1997 the Registrant changed the focus of its business from petroleum exploration in Canada to petroleum exploration in the Austral-Pacific region and began to acquire and explore petroleum interests in the region, often together with one or more associated companies, in particular Austral Pacific Energy Ltd. (formerly "Indo-Pacific Energy Ltd.")

Between July 1997 and January 2000, the Registrant's primary focus was on oil and gas exploration through varying participating interests in thirteen permits, located in New Zealand, Australia and Papua New Guinea. On May 23, 2000, the Registrant held a Special Meeting of Shareholders and the Registrant's shareholders approved the sale of its directly-held interests in its oil and gas permits located in New Zealand, Australia and Papua New Guinea to Austral (formerly "Indo-Pacific"), a company with certain common shareholders and directors. Under the terms of the sale (the "Indo-Pacific Sale"), a loan payable of approximately $1,042,000 owing to Austral by the Registrant was offset against the purchase price and the Registrant received 4,184,224 Austral units consisting of one common share and a Series "A" share purchase warrant of Austral which warrants have been amended as described above.

The Registrant also received under the Indo-Pacific Sale a gross overriding royalty over any future hydrocarbon production of the Australia and Papua New Guinea permits, however these royalties were surrendered for amended equity warrants in Indo-Pacific, which were further amended as described above and below.

The Registrant also received additional consideration for the sale of its oil and gas interests under the Indo-Pacific Sale as follows:

  1,800,000 common shares of AMG Oil Ltd. ("AMG") valued at $720,000 for the transaction, and an option to purchase further shares of AMG which option has expired unexercised;

  600,000 shares of Gondwana Energy, Ltd. valued at $20,000; and

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

The warrants received on the Indo-Pacific Sale were amended as per an agreement reached between the Registrant and Austral dated January 3, 2002 and were further amended per an agreement dated December 9, 2003 whereby their term was extended to January 5th, 2005 and their conversion was reduced to Austral common shares only (no Series B warrant in addition to such shares). Under these 2002 amending agreements the Registrant agreed to terminate all its royalty rights over exploration permits sold to Austral under the Indo-Pacific Sale. In return, Austral agreed to amend the terms of the warrants received by the Registrant.

Concurrent with the sale of the Registrant's oil and gas interests in May 2000, the Registrant implemented a new business plan to expand its investments in internet infrastructure and e-commerce. To this end the Registrant has written off its investment in Verida Internet Corp. in the amount of $3,225,869, which accounts for the majority of the loss recorded in fiscal 2001.

The Registrant, during the 2003 fiscal year, sold 119,800 (2002: 59,900) shares of Austral with a carrying value of $88,652 (2002: $67,075) for cash proceeds of $98,706 (2002: $76,908). In addition during the 2004 fiscal year to date the Registrant sold an additional 725,000 shares of Austral at approximately US$1.25 and acquired 765,500 units (each a common share and one-half share purchase warrant) of Austral as described above in Item 4A.

In summary, the Registrant's current primary asset is its approximately 6.8% interest in the equity of Austral (15.9% fully diluted). Austral has a market capitalization in the $17 million range. One director of the Registrant, Mr. Johnson, represents the Registrant on the board of Indo-Pacific.

C. Organizational Structure

The Registrant, during the 2003 fiscal year completed the liquidation of its inactive wholly-owned subsidiaries, being Reservoir Rock Holdings Ltd. and Trans-Orient Petroleum (NZ) Limited. The Company has one remaining active wholly owned subsidiary, being DLJ Management Corp. and has acquired a controlling interest in AMG Oil Ltd. Unless indicated otherwise, the terms "the Registrant" or any reference to its business and operations means Trans-Orient Petroleum Ltd. inclusive of its wholly-owned subsidiaries. For further information relating to the acquisition of a controlling interest in AMG Oil Ltd. and the effects on the Registrant, please refer to Item 17.

D. Property, Plant and Equipment

The Registrant has no direct oil and gas interests so it has no operational property, plant or equipment. The Registrant maintains a corporate office space at 1407-1050 Burrard Street, Vancouver, BC, Canada. The office space is shared with other public companies all of whom receive corporate services from the Registrant's wholly-owned subsidiary DLJ Management Corp. The Registrant also owns a 400 sq. foot office condominium located at 1406-1050 Burrard Street, Vancouver B.C. The office condominium was originally purchased for Cdn $147,000 and is held for investment purposes. In addition to its interest in Indo-Pacific, the Registrant also currently owns:

  8,200,000 common shares with a current market bid price of $0.03 per share, and warrants and options to acquire a further 5,000,000 common shares, at a price of $1 per share, of AMG Oil Ltd, until April 10, 2005. AMG Oil Ltd. is a reporting company under the The Securities Exchange Act of 1934 that has shares, which have been quoted on the OTCBB since January 15, 2003. The registrant's interest in AMG Oil account for 49.40% (79.5% on a fully diluted basis) of the outstanding shares of AMG Oil. The registrant accounts for the investment in AMG Oil using the consolidation method however AMG does not have significant operations or assets but contributed to the Registrant's consolidated losses from operations to the extent of approximately $230,000 representing general corporate administration expenses.

  2,400,000 common shares with a current market bid price of $0.25 per share of Gondwana Energy, Ltd. Gondwana Energy, Ltd. is a non-registered company quoted on the National Quotation Bureau's "Pink Sheets". The Registrant's interest in Gondwana accounts for 19.05% of the outstanding shares of Gondwana. The Registrant accounts for the investment in Gondwana using the cost method and as a result the carrying value of the investment is $40,000. The Registrant, through its acquisition of control of AMG, also holds an additional 600,000 common shares of Gondwana valued at $10,000.

As both the AMG and Gondwana markets are highly illiquid, the Registrant does not consider the currently quoted prices realizable.

ITEM 5.OPERATING, FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis is management's opinion of the Registrant's historical financial and operating results and should be read in conjunction with the audited consolidated financial statements of the Registrant (See Item 17) for the years ended July 31, 2003, 2002, and 2001, together with the notes related thereto. The financial statements have been prepared in accordance with Canadian GAAP, and a reconciliation to US GAAP is provided in the notes to the financial statements, under Item 17. All dollar values are expressed in United States dollars, unless otherwise stated.

Operating Results

Summary

The Registrant does not generate any sales or revenue from operations. It has experienced losses in each of its fiscal periods since incorporation. The Registrant's only source of capital currently is the issuance of equity securities and to a lesser extent the sale of assets, primarily its portfolio of it investments. Total losses incurred from incorporation to the fiscal period ending July 31, 2003 were $12.25 million. The level of future operations, if any, may be limited by the availability of capital resources, the sources of which are not predictable. As a consequence of not currently having any oil and gas prospects and the financial resources to explore them, the Registrant's results from operations are not meaningful and the primary financial information of relevance to investors, in management's opinion, are the measures of liquidity and solvency.

Results of Operations -2003 Compared to 2002 and 2001

The Registrant has not received any revenue from operations. Any revenue received by the Registrant was received as a result of interest income earned on cash balances.

Interest income was $2,882, $3,589 and $29,536 for the periods ending July 31, 2003, 2002 and 2001 respectively. The reduction in interest is primarily due to decreased balances of cash.

Overall, the Registrant's expenses, net of recorded gains, were $547,179 $497,953 and $5,295,014 for the periods ending July 31, 2003, 2002 and 2001 respectively. General and administrative expenses were $ 144,754, $224,676 and $297,237 for the periods ending July 31, 2003, 2002 and 2001 respectively. The decrease for 2003 compared to 2002 and 2001 was primarily due to decreased operational activities during the year, which is expected to continue unless greater funding permits increased business activity.

The Registrant's losses from continuing operations were $456,261, $388,480 and $5,265,478 for July 31, 2003, 2002 and 2001 respectively. The losses from continuing operations for 2003 consisted of general and administrative costs as described above of $144,754 (2002: $224,676 and 2001: $297,237), gain on forgiveness of debt of $37,556 (2002: Nil And 2001: Nil), gain on sale of investment in associated company of $10,054 (2002: $9,833 and 2001: Nil), interest income of $2,882 (2002: $3,589 and 2001: $29,536), recovery of loan previously written-off of $40,426 (2002: $86,967 and 2001: Nil), write-down of investment in associated companies of $258,529 (2002: $264,192 and 2001: $4,010,411) and write-off of oil and gas interest of $286,331 (2002: $1 and 2001: Nil)

These losses stated as a loss per share were $0.11, $0.26, and $3.78 for July 31, 2003, 2002 and 2001 respectively under Canadian generally accepted accounting principals (see reconciliation of net losses and losses per share to U.S. generally accepted accounting principles in note 13 of the Registrant's financial statements).

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

Differences between Canadian and U.S. Generally Accepted Accounting Principles

The Registrant is subject to changes in accounting standards. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which conform in all material respects with United States generally accepted accounting principles ("U.S. GAAP") However there are some exceptions and these are detailed below.

a) Assets

Investments. Under Canadian GAAP the Registrant's investments in associated companies are reported under the equity method or the cost method of accounting, or, for other than a temporary decline in value from cost, at market value. The equity method is used when the Registrant exercises significant influence over an associated company. The Cost method is used for associated companies over which the Registrant does not exercise significant influence. Under US GAAP the Registrant's investments in associated companies are classified as available-for-sale securities and reported at market value, with unrealized gains and losses included as a component of comprehensive income.

b) Stockholders' Equity

Contributed Surplus

Under Canadian GAAP, the Canadian Institute of Chartered Accountants ("CICA") issued a new accounting pronouncement that applies to the Registrant with respect to the 2002 and subsequent years. The general effect of the pronouncement is to:

  require the cost of stock options issued, or repriced in the 2002 or subsequent years, to both employees and non-employees to be booked as an expense, and require disclosure in its financial statements of various details relating to options issued.

The Registrant, has adopted a fair value based method for determining the cost of any options for Canadian reporting purposes but to date has not been affected as the Registrant has not revised or issued any options during the last fiscal year.

The Registrant for purposes of US GAAP follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) to account for all stock options granted to employees. Under APB 25, the intrinsic value model is followed and compensation cost is recognized if the market price of the Registrant's common shares exceeds the exercise price on the date of grant.

However, Statement of Financial Accounting Standards No. 123: Accounting for Stock Based Compensation (SFAS 123) requires additional disclosure to reflect the results of the Registrant had it elected to follow SFAS 123. SFAS 123 requires a fair value based method of accounting for stock options using the Black Scholes, or similar option pricing model.

For non-employees, the Registrant uses the fair value model for determining stock option compensation cost of options granted. Although similar to the fair value based method adopted for Canadian reporting purposes, US GAAP requires that the options be revalued each period (and cumulative compensation cost adjusted accordingly) until earned.

c) New Accounting pronouncements

In October 2002, FASB issued Statements of Financial Accounting Standards No. 147, "Accounting of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 44 and FASB Interpretation No. 9" ("SFAS 147"). SFAS 147 requires the application of the purchase method of accounting to all acquisitions of financial institutions, except transactions between two or more mutual enterprises. SFAS 147 is effective for acquisitions for which the date of acquisition is on or after October 1, 2002 and will not affect the Company.

In November 2002, the FASB issued FASB Interpretation No (FIN) 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others." FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize the liability for the fair value of the obligation it assumes under that guarantee. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31,2002, irrespective of a guarantor's year-end. The disclosure requirements of FIN 45 are effective for interim and annual periods ending December 15, 2002, and are applicable to product warranty liability and other guarantees. The adoption of FIN 45 did not have an effect on the Company.

In December 2002, FASB issued Statements of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123" ("SFAS 148"). SFAS 148 amends FASB Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002.

In January 2003, the FASB issued FASB interpretation No. (FIN) 46, "Consolidation of Variable Interest Entities." FIN 46 establishes accounting guidance for consolidation of a variable interest entity (VIE), formerly referred to as special purpose entities. FIN 46 applies to any business enterprise, both public and private, that has a controlling interest, contractual relationship or other business relationship with a VIE. FIN 46 provides guidance for determining when an entity (the Primary Beneficiary) should consolidate a VIE that functions to support the activities of the Primary Beneficiary. The Company has no contractual relationship or other business relationship with a VIE and therefore the adoption of this policy did not have an impact on the Company.

In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). This statement amends SFAS 133 by requiring that contracts with comparable characteristics be accounted for similarly and clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003 and must be applied prospectively. There has been no impact on the Company's financial position or results of operations from adopting SFAS 149.

In May 2003, the FASB issued SFAS No. 150 "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). This statement established standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003 and must be applied prospectively by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. There has been no impact on the Company's financial position or results of operations from adopting SFAS 150.

Liquidity and capital resources -2003 Compared to 2002 and 2001

Currently, the Registrant has sufficient capital to satisfy its overhead expenditures for the 2004 fiscal year. The Registrant did not receive any revenue from its operations in 2003 and does not expect to receive any operational revenue during the fiscal 2004 year. Overhead expenditure needs after fiscal 2004 will likely require the Registrant to raise additional capital, from outside sources or sell assets, primarily its portfolio of investments. It is uncertain whether the Registrant will be able to secure outside sources of capital or sell its investments in amounts that are sufficient for the Registrant to continue with its expected operations. Due to the nature of its business, the Registrant does not believe that debt financing is available to it.

At July 31, 2003 the Registrant had $257,751 in working capital (July 31, 2002: $269,266, July 31, 2001: $123,175). Cash on hand was $227,289, $293,124, and $126,900 at July 31, 2003, 2002 and 2001 respectively. The Registrant had negative cash flow from operations of $129,366, $110,684, and $773,174 for the years ending July 31, 2003, 2002 and 2001 respectively.

The Company's investing activities for the year ended July 31, 2003 consisted of purchasing 175,000 units of Austral at $0.80 per unit, with each unit consisting of one common share and one share purchase warrant, exercisable at $0.90 in the first year and $1.15 in the second year, as well as selling 119,800 shares of Austral with a carrying value of $98,706, resulting in a gain of $10,054. In addition, investing activities of the Registrant were affected by the acquisition of a controlling interest in AMG, resulting in a net cash inflow totalling $104,825. A net provision of cash from investing activities totalling $76,908 was provided to the Registrant for the year ended July 31, 2002 as a result of the sale of Indo-Pacific shares versus a net use of cash for investing activities totalling $574 for July 31, 2001.

On August 30, 2000 the Registrant entered into a loan agreement with Verida Internet Corp. whereby the Registrant agreed to loan Verida Internet Corp. $500,000 in order to fund existing operations of Verida. The principal amount and accrued interest was due on February 27, 2001 and the loan and interest totalling $517,115 was written off as uncollectible as of July 31, 2001. Subsequent to the Registrant writing-off the loan and interest, the Registrant negotiated a compromise agreement with Verida and one of its debtors whereby the Registrant was to receive from monies owed to Verida by the debtor, monthly payments of approximately CAD$ 15,170 for a period of twenty four months. The total that was expected to be received per the agreement was CAD$ 363,982, including principal and interest. As of January 15, 2004 the Registrant has received a total of CAD$209,035. In October of 2002, the Registrant was advised by the debtor that they were not in a position to continue paying the Registrant. As a result the Registrant negotiated a revised loan repayment term sheet with an effective date of April 1, 2003 whereby the Company will receive a reduced monthly repayment amount over a period of five years. The Company will receive CAD$3,000 per month, which includes annual interest of 12% over this new repayment period. There is considerable doubt whether the Registrant will receive all future payments relating to the loan repayment schedule. (See Item 7 - "Major Shareholders and Related Transactions").

The Registrant's financing activities generated Nil, $200,000 and $492,000 at July 31, 2003, 2002 and 2001 respectively. Financing activities during fiscal 2002 and 2001 consisted solely of issuing equity securities by way of private placements with investors known to the Registrant's management.

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

Our capital resources are comprised primarily of private investors who are either existing contacts of management or who come to our attention through brokers, financial institutions and other intermediaries. Management is of the view that conventional banking is unavailable to exploration stage resource companies. Our access to capital is always dependent upon general financial market conditions. Our capital resources have not changed during our 2003 fiscal year, nor are they anticipated to change during the 2004 fiscal year.

Our anticipated capital expenditures for the remainder of the 2004 fiscal year can be met by our current working capital.

Research and Development, Patents and Licences

Not applicable.

Trend Information

Not applicable.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

At July 31, 2003, the directors and officers of the Registrant were:

Name and Municipality of Residence	Position Held	Office Held Since
Mr. Peter Loretto, (1) (2) Richmond, B.C.	President and Chief Executive Officer and a Director	2003
Mr. Garth Johnson, (2) Surrey, B.C.	Corporate Secretary, Chief Financial Officer and a Director	2001
Michael Hart, (1) Roberts Creek, B.C.	Director	1998

Notes:

  Member of audit committee.
  On May 12, 2003, Mr. Garth Johnson resigned as President and Chief Executive Officer of the Registrant and was replaced in that role by Mr. Peter Loretto, who also accepted a position as a Director of the Registrant. Mr. Johnson remains as the Registrants Corporate Secretary, Chief Financial Officer and as a Director.

All directors were re-elected on January 5, 2004 and have a term of office expiring at the next annual meeting of the Registrant expected in January, 2005. All officers have a term of office lasting until their removal or replacement by the board of directors.

Mr. Peter Loretto obtained a Masters of Business Administration from Gonzaga University, Spokane Washington in 1984 and has been the Company's president, chief executive officer and a director since May 12, 2003. Mr. Loretto is also the principal shareholder of the Corporation. For the last fourteen years, Mr. Loretto has worked as an independent businessman and investor, within the securities sector as well as participating in other business opportunities. Mr. Loretto is also a former member of the boards of Indo-Pacific Energy Ltd. and TAG Oil Ltd.

Mr. Garth Johnson is a Certified General Accountant who was a Controller with a manufacturer in the lumber industry from 1994 to 1997 in Surrey, B.C. In 1997, Mr. Johnson joined the Registrant as the corporate accountant. He has been the Chief Financial Officer and Secretary of the Registrant since October 16, 2000 and has been a director of the Registrant since April 10, 2001. Mr. Johnson is also a director of Austral Pacific Energy Ltd, is the Chief Executive Officer, Corporate Secretary and a director of TAG Oil Ltd. and is the Corpoarate Secretary and Treasurer of Gondwana Energy, Inc.

Mr. Michael Hart became a director of the Registrant on December 13, 1999. Between September 1995 to April 1996, Mr. Hart was an employee of Balcomp Developments Ltd., a company located in Edmonton, Alberta, which provided road construction services to the pulp and paper industry. While at Balcomp Developments Ltd., Mr. Hart worked within research and development for the purpose of aiding the company to develop a new division which would provide a marketplace for the buying and selling of used construction equipment. In October of 1996, Mr. Hart went to work for, CanAfrica Mining Co. Ltd., a private mining company whose business consisted of gemstone and precious metals exploration within Kenya, South Africa and Mozambique. Mr. Hart's function at Can Africa Mining Co. Ltd. was as an assistant to the Managing Director. Mr. Hart's position with CanAfrica Mining Co. Ltd. continued until September 1997. Between September 1997 through early 1998, Mr. Hart worked with Scimtar Hydrocarbons Corp. as an investor relations officer and during the period in which Mr. Hart was employed, Scimtar Hydrocarbons Corp. was an Alberta Stock Exchange listed company whose business was oil and gas exploration primarily in the Middle East. Between March 1998 and March 1999, Mr. Hart was a partner in M. Nigro Consulting Ltd. a partnership formed for the purpose of providing investor relations services to public companies trading on the Alberta Stock Exchange. From April 1999 until present Mr. Hart has held the position of president of Hart-Byrne Enterprises Ltd. Hart-Byrne Enterprises Ltd. is a private company formed by Mr. Hart and other investors, which is developing specialized products for the music industry. Mr. Hart is also president of On The Wing Productions Inc., a private company which is also developing products for the music industry.

The Registrant does not have liability insurance to cover its directors and officers in the performance of their duties. To date, no agreements to contractually provide indemnities have been executed or delivered.

Compensation

The following table sets forth the aggregate compensation paid by our company for services rendered during the last full fiscal years indicated:

SUMMARY COMPENSATION TABLE

		Compensation		Securities Under Option

Named Executive Officer and Principal Position	Year Ended	Salary ($)	Other Annual Compensation ($)	Number of Options	Exercise Price	Expiry Date

Peter Loretto, President, Chief Executive Officer, Director (1)	2003 2002 2001	- - -	- - -	- - -	- - -	- - -

Garth Johnson Secretary, Chief Financial Officer, Director (1)	2003 2002 2001	15,317 14,029 3,691	- - -	- - -	- - -	- - -

Michael Hart, Director	2003 2002 2001	- - -	- - -	- - -	- - -	- - -

Bernhard Zinkhofer, Director (2)	2003 2002 2001	- - -	1,781 8,771 4,480	- - -	- - -	- - -

  Mr. Loretto became President and Chief Executive officer of the Registrant on May 12, 2003 replacing Mr. Johnson. Mr. Loretto also became a Director of the Registrant on May 12, 2003.

  Represents legal fees paid to a law firm in which Mr Zinkhofer is a partner. Mr. Zinkhofer resigned as a Director of the Registrant on May 2, 2003.

The majority of the Registrant's executive officers and directors also serve as officers or directors of other companies or have other occupations.

With the exception of Mr. Johnson, the Registrant does not pay regular remuneration to its executive officers. Mr. Johnson is paid by the Registrant through its subsidiary, DLJ Management Corp. for his role in management and corporate reporting and accounting specifically for time spent on the Registrant.

No other cash compensation, including salaries, fees, commissions, and bonuses was paid or is to be paid to the directors and officers for services rendered, nor was any remuneration paid to directors except legal services provided by a law firm in which Bernhard Zinkhofer, is a partner. The cost of these legal services during the 2003 fiscal year was $1,781 (2002 fiscal year - $8,771). The Registrant currently does not offer profit sharing, pension or retirement benefit plans to its officers or directors and none are presently proposed. There are no arrangements for payments on termination for any officer in the event of a change of control.

Board Practices

All directors have a term of office expiring at our next annual general meeting, to be scheduled in January 2005, unless re-elected or unless a director's office is earlier vacated in accordance with our by-laws or the provisions of the Business Corporations Act (Yukon).

All officers have a term of office lasting until their removal or replacement by the board of directors. As of January 15, 2004 the following are the Company's officers and directors.

Name	Period served in position
Peter Loretto (1), President, Chief Executive Officer and Director	9 months
Garth Johnson, Secretary, Chief Executive Officer	3.3 years and Director
Michael Hart (1), Director	4.2 years
(1) member of the audit committee

Audit and remuneration committees

List of Audit Committee members as at January 15, 2004:

Peter Loretto
Michael Hart

The Company does not have a remuneration committee.

Employees and Consultants

The Registrant currently has no full-time employees. Two persons providing substantially all administrative services to the Registrant are employed through its wholly owned subsidiary DLJ Management Corp ("DLJ").

Share ownership by officers and directors

At July 31, 2003 Mr. Loretto owned 171,949 shares of the Registrant. In addition Mr. Loretto also owned 125,000 share purchase warrants entitling him to purchase an additional 125,000 shares of the Registrant at a price of $0.30 per share until June 12, 2004. No other shares were owned by any other directors' and officers.

On December 9, 2003, Mr. Loretto purchased an additional 1,022,000 shares of the Registrant from the Registrant's former principal shareholder, Mr. Alex Guidi in a private transaction. As a result of this transaction Mr. Loretto, now owns 49.4% of the Registrants outstanding shares.

There were no directors' and senior officers' options granted or exercised in the years ended July 31, 2003 or 2002 and there were no outstanding stock options to management.

The Registrant has no defined plan for involving employees in the capital of the Registrant. The Registrant may, at the discretion of the board of directors, grant incentive stock options to its officers, directors, employees and consultants, for the purchase of shares in the Registrant. Stock options are in consideration for services and are non-transferable. The Board of Directors of the Registrant determines the exercise price. Vesting of options may be made at the time of granting of the options or over a period of up to five years as set out in each option agreement. Once approved and vested, options are exercisable at any time until expiry or termination as above.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED TRANSACTIONS

Major shareholders

Beneficial Holders of More Than Five Percent of Outstanding Shares

The following schedule sets forth the common stock ownership of each person known by us to be the beneficial owner of 5% or more of the Registrant's common stock. All ownership shown is of record and reflects beneficial ownership as of January 28, 2004.

Security Held by Certain Beneficial Owners

Name and Address of Owner	Number of Shares	Percentage of Class

Alex Guidi Vancouver, B.C.	922,484 (1)	38.17%
Peter Loretto Richmond, B.C.	1,318,949 (2)	54.57%
Tanya Loretto Richmond, B.C.	251,688 (3)	10.41%

  Of the 922,484 common shares owned by Mr. Guidi, 750,000 are attributable to common shares that may be acquired within 60 days.

  Of the 1,318,949 common shares owned by Mr. Loretto, 125,000 are attributable to common shares that may be acquired within 60 days under warrants.

  Of the 251,688 common shares owned by Mrs. Loretto, 125,000 are attributable to common shares that may be acquired within 60 days under warrants.

To the knowledge of the Registrant, there have been no significant changes in percentage share ownership held by any major shareholders, during the last three years with the exception of Mr. Loretto's purchase of 1,022,000 shares of the Registrant from the Registrant's former principal shareholder, Mr. Guidi in December of 2003.

Insider Reporting

The Securities Act (Yukon) does not prescribe any reporting requirements for insiders of our company. We are a reporting issuer in British Columbia and insiders comply with the requirements of Part 12 of the Securities Act (British Columbia). Insiders (generally officers, directors and holders of more than ten percent of voting securities) are required to file individual insider reports of changes in their ownership within ten days after the month in which any trade in our securities occurs. Copies of the reports and summaries of the insider activity as well as issuer activity are available for public inspection at www.sedi.com, the Canadian regulatory website for insider trading.

Host Country Shareholders

The proportion and number of shareholders in the host country as at January 15, 2004 are as follows (based on a shareholders list provided by the Registrant's transfer agent):

Proportion of shares held in the U.S.	7.63%
Number of shareholders	156
Number of shares held	184,593

Arrangements Affecting Shareholdings

There are no known arrangements, which would significantly affect the control of the major shareholder.

Associated Company/Related Party Shareholdings

At January 15, 2004 Mr. Loretto was a significant shareholder of Austral Pacific Energy Ltd. ("Austral") (formerly "Indo-Pacific Energy Ltd.") and personally held, 612,450 common shares and warrants to acquire a further 336,000 common shares, all of which collectively represents a 7.38% ownership interest of Austral on an undiluted basis. In addition, Mr Loretto beneficially owned, through his controlling interest in the Registrant, 872,645 common shares and warrants to acquire a further 1,394,595 common shares; At January 15, 2004, Mr. Garth Johnson is the Chief Financial Officer, Corporate Secretary and Director of TAG and is a director and beneficially owns 2,580 common shares and has options to acquire a further 10,000 common shares of Austral. At January 15, 2004, the Registrant was a controlling shareholder of AMG Oil Ltd. owning 8,200,000 common shares or 49.4% of AMG Oil Ltd. Mr. Michael Hart is the President, Chief Executive Officer, Corporate Secretary and a Director of AMG Oil Ltd. and owns a fully vested option to acquire up to 15,000 common shares. Mr. Johnson acts as, Gondwana Energy, Ltd.'s Corporate Secretary and Treasurer.

Related Party Transactions

The following are reported as Related Party Transactions. The nature of the transaction, the affiliate(s) who had an interest in the transaction and the nature of the interest are included in the description of each of the transactions:

  On December 4, 2003, the Registrant sold 725,000 shares of its investment in Austral (formerly "Indo-Pacific Energy Ltd.") at a price averaging approximately $1.25 per share. The Registrant then replaced these shares on December 11, 2003 by participating in Austral's initial public offering to list on the New Zealand Stock Exchange. The Registrant acquired 765,500 units in Austral at a price of $1.30 (NZ$2.00), per unit. Each unit consists of one common share and a half share purchase warrant exercisable at a price of $1.37 (NZ$2.10) until January 5th, 2004. The Registrant also reached an agreement with Austral to amend the Registrants 836,845 Series "A" warrants, mentioned in (g) below. The Series "A" warrants expiry date was extended for one year to January 5th, 2004 in consideration of the Company renouncing the Series "B" warrant in to which the Series A originally (converted together with a common share) as well as increasing the exercise price of the Series "A" warrants by $0.10 to $1.50 per Austral common share.

  Since July 1, 2003, Austral pays $1,500 per month to DLJ Management Corp., a wholly owned subsidiary of the Registrant, for a portion of DLJ's overhead in relation to work performed by DLJ on Austral's behalf. The arrangement can be terminated by either party on 30 days notice.

  On March 4, 2003, the Registrant acquired a 49.4% controlling interest in AMG Oil Ltd. ("AMG") resultant from AMG re-purchasing 3,000,000 shares of its own common stock for cancellation and return to treasury. As a result of the Registrant acquiring a controlling interest in AMG, the Company has therefore reported its investment in AMG on a consolidated basis for the Period from March 4, 2003 to July 31, 2003.

  During the 2003, fiscal year, the Registrant sold 119,800 shares (2002: 59,900 shares) of Austral with a carrying value at that time of $88,652 (2002: $67,075), for cash proceeds of $98,706 (2002: $76,908), resulting in a gain of $10,054 (2002: $9,833).

  On September 6, 2002, the Registrant acquired, by way of private placement, 175,000 units of Indo-Pacific at $0.80 per unit. Each unit consists of one common share and share purchase warrant, exercisable at $0.90 in the first year and $1.15 in year two.

  During the 2003 fiscal year the Registrant paid $6,415 (2001: $6,115) in rent to a private company wholly owned by Mr. Alex Guidi. During the 2003 fiscal year the Registrant incurred $1,781 (2002: $8,771) in legal fees to a law firm in which Mr. Bernhard Zinkhofer is a partner. During the 2003 fiscal year, the Registrant also paid $15,317 (2001: $14,029) for wages and benefits to a director of the Company.

  During the 2002 fiscal year, the Company entered into a rental agreement with a related company, TAG Oil Ltd., for the Company's use of office space owned by TAG. The agreement continued on a month-to-month basis at a rate of CAD$1,000 per month until termination of the agreement dated March 31, 2003. The Company paid TAG $8,000 (2002: $6,000) for the year ended July 31, 2003.

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

  During the 2001 fiscal year, the loan reported in the Registrants 20F for the period ended July 31, 2000, including principal and interest, made by the Registrant to Verida Internet Corp. ("Verida") came due. By letter dated March 12, 2001 Verida notified the Registrant that the Company was unable to pay the amount owed for principal and interest owed on the loan. As a result the Registrant wrote-off the loan receivable, totalling $517,115 consisting of principal and interest. Subsequent to the write-off, the Registrant, Verida and one of its directors came to a Compromise Agreement dated October 15, 2001 whereby Verida assigned specific amounts to the Registrant and two other persons entitling the Registrant to receive CAD$ 363,982 including principal and interest over a period of 24 months. As of January 15, 2004 the Registrant has received CAD$ 209,035. In October of 2002, the Registrant was advised by the debtor that they are not in a position to continue paying the Registrant. As a result the Registrant negotiated a revised loan repayment term sheet with an effective date of April 1, 2003 whereby the Company will receive a reduced monthly repayment amount over a period of five years. The Company will receive CAD$3,000 per month, which includes annual interest of 12% over this new repayment period. There is considerable doubt whether the Registrant will receive all payments relating to this revised compromise agreement.

  On January 3, 2002, the Registrant and Indo-Pacific agreed to terminate the royalty agreement entered into as part of the sale of the Registrants exploration permits and assets located in Australia, New Zealand and Papua New Guinea to Indo-Pacific. In return for the Registrant agreeing to terminate the royalties, Indo-Pacific agreed to amend the terms of certain warrants received by the Registrant as a result of the sale. ( See Item 4 Business Overview)

  During the 2002 fiscal year, the Company entered into a six-month executive employment contract with Mr. Frank Jacobs effective March 1, 2002. The executive contract consisted of Mr. Frank Jacobs replacing the Company's current President, CEO and Director effective March 1, 2002. In addition to the above, Mr. Jacobs received remuneration of approximately CAD$15,000 per month along with certain accommodation and travel allowances totalling approximately CAD$17,000 for the term of the contract. Under this contract the Company incurred costs of approximately CAD$26,246. On April 29, 2002 the Company entered into an agreement with Mr. Jacobs, assigning his employment obligations under the executive contract to TAG, resulting in the Company being reimbursed by TAG for all expenses. As a result of this assignment, Mr. Jacobs resigned as President, CEO and as a Director and was replaced as President and CEO, on an interim basis, by Mr. Johnson.

  During the 2003 fiscal year, the Registrant's wholly owned subsidiary, DLJ Management Corp., provided corporate services consisting of accounting and administrative services to AMG Oil Ltd., Austral Pacific Energy Ltd., Gondwana Energy, Ltd. and TAG Oil Ltd. DLJ Management Corp. billed these companies on a cost recovery basis, the amount of which was determined by the amount of time devoted by DLJ Management Corp.'s staff to each company. These amounts were as follows in CAD$: $1,500 (2002: $Nil), $40,800 (2002: $94,558), $144,893 (2002: $129,629) and $Nil (2002: Nil) to Indo, AMG, TAG and Gondwana, respectively.

Interests of experts and counsel

Not applicable

ITEM 8.FINANCIAL INFORMATION

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

Significant Changes

(a) On December 4, 2003, the Registrant sold 725,000 shares of its investment in Austral (formerly "Indo-Pacific Energy Ltd.") at a price averaging approximately $1.25 per share. The Registrant then replaced these shares on December 11, 2003 by participating in Austral's initial public offering to list on the New Zealand Stock Exchange. The Registrant acquired 765,500 units in Austral at a price of $1.30 (NZ$2.00), per unit. Each unit consists of one common share and a half share purchase warrant exercisable at a price of $1.37 (NZ$2.10) until December 31, 2004. The Registrant also reached an agreement with Austral to amend the Registrants 836,845 Series "A" warrants as described herein.

No other significant changes material to the business of the Registrant has occurred since the date of the annual financial statements.

ITEM 9.THE OFFER AND LISTING

Offer and Listing Details

There is no offering of stock hereunder. This is an annual report only.

Price History of the stock

The Registrant voluntarily delisted its shares from the Vancouver Stock Exchange ("VSE") and ("CDNX"), the successor to the VSE, in Vancouver, British Columbia, Canada on July 31, 1997. Beginning on June 10, 1997, the Registrant's shares traded on the OTC Bulletin Board ("OTCBB") under the symbol "TEPUF" which was subsequently changed to "TOPXF" on March 1, 2001, concurrent with the 1 for 12 share consolidation approved by the shareholders on January 17, 2001. Concurrent with a further 1 for 3 share consolidation approved by shareholders on January 18, 2002 the Registrants symbol was changed to "TOPTF" on the effective date of the consolidation being April 4, 2002.

All values noted below are in US dollars per share:

Summary trading by year, for the five most recently competed fiscal periods ending July 31, 2003.

	OTCBB

Year	High (1,2)	Low (1,2)
1999	2.625	0.43
2000	0.68	0.25
2001	1.01	0.03
2002	1.01	0.12
2003	1.52	0.35

Summary trading by quarter for the two most recently competed fiscal periods ending July 31, 2003.

	OTCBB

Year and Quarter	High (1,2)	Low (1,2)
2002
First Quarter	0.50	0.20
Second Quarter	0.30	0.14
Third Quarter	0.70	0.12
Fourth Quarter	1.01	0.39
2003
First Quarter	1.50	0.70
Second Quarter	1.52	0.60
Third Quarter	0.90	0.35
Fourth Quarter	1.20	0.55

Summary trading by quarter for the six most recently completed months ending December 31, 2003.

	OTCBB

Month	High (1,2)	Low (1,2)
July 1 to Sept. 30	1.20	0.70
Oct. 1 to Dec. 31	1.55	0.81

  OTCBB quotations may reflect interdealer prices, without retail Markup, mark-down or commission and may not necessarily reflect actual transactions.

  All quotations are from the Canada Stockwatch website located at www.canada-stockwatch.

Plan of Distribution

Not applicable

Markets

The authorized capital of the Registrant consists of an unlimited number of Common Shares without par value, of which 2,416,823 Common Shares were issued on July 31, 2003 and January 15, 2004.

The Registrant's shares traded on the Vancouver Stock Exchange ("VSE") in Vancouver, British Columbia, Canada until July 31, 1997. Beginning on June 10, 1997 the Registrant's shares traded on the OTC Bulletin Board ("OTCBB") under the symbol "TEPUF", "TOPXF" effective March 1, 2001 and "TOPTF" effective April 5, 2002.

ITEM 10.ADDITIONAL INFORMATION

Share Capital

Not applicable

Memorandum and Articles of association

The Registrant's Articles of Association were previously filed with Form 20F for the Year Ended July 31, 2000. The provisions thereof have not changed since that time.

Material contracts

Attached as Exhibits in Item 19 is a list of material contracts the Registrant entered into during the period from the Registrants fiscal year ended July 31, 2001 up to January 15, 2004. All material contracts are filed under Form 6-K or with previous Annual reports under form 20F as noted in Item 19

Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Company, other than withholding tax requirements. See "Taxation".

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (Canada) (the "Investment Act").

The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares of the Company. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director and seek an advance ruling. An investment in common shares of the Company by a non-Canadian other than a "WTO Investor" (as defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in common shares of the Company by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, exceeds a specified amount, which in 2003 was Cdn$223 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Act through acquisition of common shares if the non-Canadian acquired a majority of the common shares of the Company. The acquisition of less than a majority but one third or more of the common shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of common shares.

Certain transactions relating to common shares of the Company would be exempt from the Investment Act, including

(a) acquisition of common shares of the Company by a person in the ordinary course of that person's business as a trader or dealer in securities,

(b) acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions on the Investment Act, and

(c) acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of common shares, remained unchanged.

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

Disposition of Common Shares of the Registrant

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of the Registrant equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Registrant. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of the Registrant will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted. However the amount that can be carried back is limited to an amount that does not cause or increase a net operating loss in the carry back year.

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

Dividends and paying agents

Not applicable

Statement by experts

Not applicable

Documents on display

Documents concerning the Registrant which are referred to in this document may be inspected in its offices, 1407-1050 Burrard Street, Vancouver, B.C. Canada V6Z 2S3 or at the registered office at Suite 200 Financial Plaza, 204 Lambert Street, White Horse, YT, Y1A 3T2, Canada. Copies of the Registrant's financial statements and other continuous disclosure documents required under the British Columbia Securities Act may be viewed at www.sedar.com and documents referred to in this document are filed with the US Securities Commission and can be viewed on the SEC website at www.sec.gov.

Subsidiary information

A list of subsidiaries of the Registrant is identified in Note 2 (c) in the notes to the consolidated financial statements and in ITEM 4. ORGANIZATIONAL STRUCTURE.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not required as the Registrant is a small business issuer, in accordance with Section 12(b)-2 of the Act.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

There are no securities in the Registrant other than equity securities, being Common Stock and Warrants to purchase Common Stock in the Registrant.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A. There has been no material default in any indebtedness, as the Registrant has no debt.

B. The Registrant has never paid nor declared a dividend, so there are no arrearages.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

As required by Section 302(a) of the Sarbanes-Oxley Act of 2002, the Registrant's Chief Executive Officer and Chief Financial Officer have signed certifications attached hereto related to the information in our annual report on Form 20-F. As part of such certification, the Chief Executive Officer and Chief Financial Officer must certify that they are responsible for establishing and maintaining disclosure controls and procedures to ensure that material information with respect to the Registrant is made known to them and that they have evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to filing the Registrant's annual report. Disclosure controls and procedures are intended to ensure that information required to be disclosed by the Registrant in its annual report is recorded, processed, summarized and reported within the time periods required. The Registrant has adopted or formalized such controls and procedures as it believes are necessary and consistent with its business and internal management and supervisory practices.

Evaluation of Disclosure Controls and Procedures

The Registrant's Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Registrant's disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) as of a date within 90 days prior to the filing date of this report, have concluded that, as of such date, the Registrant's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Registrant would be made known to them by others within the Company.

Changes in Internal Controls

There were no significant changes in the Registrant's internal controls or in other factors that could significantly affect the Registrant's internal controls subsequent to the date of their evaluation, nor does the Registrant believe that there are any significant deficiencies or material weaknesses in its internal controls. As a result, no corrective actions were required or undertaken.

ITEM 16. [RESERVED]

Not applicable

PART III

ITEM 17.FINANCIAL STATEMENTS.

Financial Statements begin on page 33.

The financial statements and Report of the independent Auditors are filed as part of the Registrant's Annual Report.

AUDITORS' REPORT

To the Shareholders of Trans-Orient Petroleum Ltd.

We have audited the consolidated balance sheets of Trans-Orient Petroleum Ltd. as at July 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period then ended July 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period then ended July 31, 2003 in accordance with Canadian generally accepted accounting principles.

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in Note 1 to these consolidated financial statements. Although we conducted our audits in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated September 26, 2003 is expressed in accordance with Canadian reporting standards, which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

"Sadovnick Telford + Skov"

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
Canada
September 26, 2003, except as to Note 12(a) which is as of October 6, 2003

TRANS-ORIENT PETROLEUM LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars)

As at July 31,	2003	2002

Assets
Current
Cash	$ 227,289	$ 293,124
Accounts receivable	2,155	2,555
Due from related company (Note 8(a))	11,443	10,685
Due from associated company (Note 8(a))	-	3,543
Loan receivable (Note 3)	30,000	-
Prepaid expenses	34,025	28,807

	304,912	338,714
Investment in associated companies (Note 4)	557,609	754,791
Property and equipment (Note 7)	120,761	127,483
Oil and gas interest (Note 10)	1	1

Total Assets	$ 983,283	$ 1,220,989

Liabilities
Current
Accounts payable and accrued liabilities	$ 45,692	$ 55,122
Due to associated company (Note 8(a))	1,469	14,326

Total Liabilities	47,161	69,448

Non-Controlling Interest in AMG Oil Ltd.	57,581	-

Shareholders' Equity
Common stock without par value;
Unlimited number of shares authorized;
Issued and outstanding at July 31, 2003 and 2002:
2,416,823 shares (Note 9)	13,145,075	13,145,075
Common stock held by subsidiary: 2,205 shares	(11,993)	-
Deficit	(12,254,541)	(11,993,534)

Total Shareholders' Equity	878,541	1,151,541

Total Liabilities and Shareholders' Equity	$ 983,283	$ 1,220,989

Approved by the Directors:
"Garth Johnson"	"Peter Loretto"

Director	Director

See accompanying notes to the consolidated financial statements

TRANS-ORIENT PETROLEUM LTD.
Consolidated Statements of Operations and Deficit
(Expressed in United States Dollars)

For the Years Ended July 31,	2003	2002	2001

Expenses

General and administrative (Schedule)	$ 144,754	$ 224,676	$ 297,237

	(144,754)	(224,676)	(297,237)
Other items:

Equity in loss of associated company	-	-	(470,251)
Gain on forgiveness of debt (Note 6)	37,556	-	-
Gain on sale of investment in associated company (Note 4)	10,054	9,833	-
Interest income	2,882	3,589	29,536
Recovery of loan receivable previously written-off (Note 8(b))	40,426	86,967	-
Write-down of investment in associated companies (Note 4)	(258,529)	(264,192)	(4,010,411)
Write-off of loan receivable from associated company (Note 8(b))	-	-	(517,115)
Write-off of oil and gas interest (Notes 5 and 10)	(286,331)	(1)	-

Loss from operations	(598,696)	(388,480)	(5,265,478)
Non-controlling interest	142,435	-	-

Loss before income taxes and unusual item	(456,261)	(388,480)	(5,265,478)
Provision for income taxes	-	(9,084)	-

Loss before unusual item	(456,261)	(397,564)	(5,265,478)
Gain on recognition of negative goodwill (Note 5)	195,254	-	-

Net loss for the year	(261,007)	(397,564)	(5,265,478)

Deficit - Beginning of year	(11,993,534)	(11,595,970)	(6,330,492)

Deficit - End of year	$ (12,254,541)	$ (11,993,534)	$ (11,595,970)

Loss per share -basic	$ (0.11)	$ (0.26)	$ (3.78)
-diluted	$ (0.11)	$ (0.26)	$ (3.78)

Weighted-average number of common shares outstanding, net of reciprocal holdings	2,415,917	1,553,809	1,389,700

See accompanying notes to the consolidated financial statements

TRANS-ORIENT PETROLEUM LTD.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

For the Years Ended July 31,	2003	2002	2001

Net increase (decrease) of cash related to the following:
Operating Activities
Net loss for the year	$ (261,007)	$ (397,564)	$ (5,265,478)
Items not affecting cash:
Amortization	12,430	12,387	14,597
Equity in loss of associated company	-	-	470,251
Gain on recognition of negative goodwill	(195,254)	-	-
Gain on forgiveness of debt in associated company	(37,556)	-	-
Gain on sale of investment in associated company	(10,054)	(9,833)	-
Non-controlling interest	(142,435)	-	-
Recovery of loan receivable previously written-off	(40,426)	(86,967)	-
Write-down of investment in associated companies	258,529	264,192	4,010,411
Write-off of loan receivable from associated company	-	-	517,115
Write-off of oil and gas interest	286,331	1	-
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	4,482	1,777	(10,895)
Accounts receivable	458	314	11,112
Loan receivable	(30,000)	-	-
Loan receivable from associated company	40,426	86,967	(517,115)
Due from associated companies	3,543	5,822	5,824
Due from related company	(758)	(3,980)	(4,825)
Prepaid expenses	(5,218)	11,766	3,616
Due to associated company	(12,857)	4,434	(7,787)

Net cash used for operating activities	(129,366)	(110,684)	(773,174)

Financing Activities
Common stock issued for cash	-	200,000	492,000

Net cash provided by financing activities	-	200,000	492,000

Investing Activities
Acquisition of control of subsidiary, net of cash acquired	107,413	-	-
Proceeds from sale of investment in associated company	98,706	76,908	-
Purchase of investment in associated companies	(140,000)	-	-
Purchase of property and equipment, net	(2,588)	-	(574)

Net cash provided by (used for) investing activities	63,531	76,908	(574)

Net (decrease) increase in cash	(65,835)	166,224	(281,748)
Cash - Beginning of year	293,124	126,900	408,648

Cash - End of year	$ 227,289	$ 293,124	$ 126,900

See accompanying notes to the consolidated financial statements

TRANS-ORIENT PETROLEUM LTD.
Consolidated Schedules of General and Administrative Expenses
(Expressed in United States Dollars)

For the Years Ended July 31,	2003	2002	2001

General and Administrative Expenses

Accounting and audit	$ 5,961	$ 15,484	$ 22,470
Amortization	12,430	12,387	14,597
Consulting fees	-	27,445	35,406
Corporate relations and development	7,161	19,164	43,633
Corporation capital tax	-	3,914	-
Filing and transfer agency fees	10,164	9,288	8,496
Foreign exchange (gain) loss	(1,066)	4,394	4,322
Investor relations	24,188	8,120	-
Legal	5,214	10,999	9,394
Office and miscellaneous	15,817	26,222	32,595
Printing	3,653	11,640	35,917
Rent	16,575	18,176	18,352
Telephone	7,353	10,252	8,783
Travel, promotion and accommodation	12,082	10,076	15,780
Wages and benefits	25,222	37,115	47,492

	$ 144,754	$ 224,676	$ 297,237

See accompanying notes to the consolidated financial statements

TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

For the Years Ended July 31, 2003 and 2002

NOTE 1 - NATURE OF OPERATIONS

Trans-Orient Petroleum Ltd. (the "Company") was incorporated under the Company Act (British Columbia) on July 25, 1986 and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). The Company is engaged in identifying, financing, and providing business development services for early-stage resource and technology businesses ("Associated Companies"). The Company's operating strategy is to acquire a significant equity interest in Associated Companies and to provide financial, managerial, and technical support to accelerate the achievement of the Associated Companies' business goals and objectives. At July 31, 2003, the Company held interests in three Associated Companies.

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

Refer to Note 4

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Generally Accepted Accounting Principles

These consolidated financial statements are reported in United States dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). No material differences would result if these consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), except as disclosed in Note 13.

b) Use of Estimates

The preparation of these financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the years. Actual results could differ from those estimates and could affect future operating results. Significant estimates include, but are not limited to, the accounting for amortization and the determination of net recoverable value of assets and income taxes. The Company's investments in associated companies are also items that, due to expected market volume and price fluctuation, may yield net realizable values that are materially different from their current carrying values at any point in time.

TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

For the Years Ended July 31, 2003 and 2002

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c) Basis of Consolidation

These consolidated financial statements include the accounts of Trans-Orient Petroleum Ltd. and its wholly-owned subsidiary, DLJ Management Corp., and the accounts of AMG Oil Limited, of which the Company holds a 49.4% controlling interest. All significant inter-company balances and transactions have been eliminated.

d) Principles of Accounting for Investment in Associated Companies

The Company's investments in Associated Companies are accounted for using either the equity method or the cost method of accounting. The equity method is used when the Company exercises significant influence over an associated company. The cost method of accounting is applied to Associated Companies over which the Company does not exercise significant influence.

e) Foreign Currency Translation

Transactions of the Company and its subsidiaries originating in foreign currencies are translated into U.S. dollars at the prevailing rates approximating those at the dates of the transactions. Monetary assets and liabilities are translated at the year-end rates of exchange and non-monetary items are translated at historical exchange rates. The resulting net gain or loss is included in the consolidated statements of operations and deficit.

f) Financial Instruments

Cash, accounts receivable, due from related company, loan receivable, accounts payable and accrued liabilities and due to associated company are carried at cost, which approximates their fair value due to the short-term nature of these instruments.

g) Property and Equipment

Property and equipment are stated at cost less accumulated amortization. Amortization is computed over the estimated useful lives of the assets as follows:

Apartment	4% Declining Balance Method
Furniture and Office Equipment	20% Declining Balance Method
Leasehold Improvements	Five-year Straight Line Method

h) Basic and diluted net loss per common share

Basic net loss per common share is calculated by dividing the net loss by the weighted average number of common shares outstanding, net of reciprocal holdings, during the year. Diluted net loss per common share is calculated by dividing the net loss by the sum of the weighted average number of common shares outstanding and the dilutive potential common shares outstanding, net of reciprocal holdings, during the year. Potential common shares consist of the shares issuable upon exercise of stock options and warrants calculated using the treasury stock method and on the assumed conversion of convertible debentures.

TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

For the Years Ended July 31, 2003 and 2002

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Potential common shares are not included in the calculation of the weighted average number of common shares outstanding, net of reciprocal holdings, for diluted net loss per common share when the effect would be anti-dilutive.

i) Stock-Based Compensation

The Company has adopted the new recommendations of CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This section has been applied prospectively to all stock options granted on or after January 1, 2002. Section 3870 establishes standards for the recognition, measurement and disclosure of stock-option-based compensation and other stock-based payments made in exchange for goods and services. These standards require that all stock-based awards made to consultants and employees be measured on the date options are granted if the current fair value of the underlying stock exceeds the exercise price and be recognized as the services are provided and the options are earned in the financial statements using a fair-value-based method.

j) Income Taxes

The Company accounts for potential future tax assets and liabilities by recognizing the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates that are expected to apply when the asset is realized or the liability is settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that enactment or substantive enactment occurs. A valuation allowance is recorded for the portion of the future tax assets where the realization of any value is uncertain.

The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net future tax asset is recognized. Such an allowance currently applies fully to all of the Company's potential income tax assets.

k) Oil and Gas Interest

The Company follows the full cost method of accounting for oil and gas operations whereby all costs associated with the acquisition, exploration and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Such costs include property acquisition costs, geological and geophysical studies, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, and overhead expenses directly related to these activities.

Depletion is calculated for producing properties by using the unit-of-production method based on proved reserves, before royalties, as determined by management of the Company or independent consultants. Sales or dispositions of oil and gas properties are credited to the respective cost centers and a gain or loss is recognized when all properties in a cost center have been disposed of, unless such sale or disposition significantly alters the relationship between capitalized costs and proved reserves of oil and gas attributable to the cost center.

TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

For the Years Ended July 31, 2003 and 2002

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Costs of abandoned oil and gas properties are accounted for as adjustments of capitalized costs and written off to expense.

A ceiling test is applied to each cost center by comparing the net capitalized costs to the present value of the estimated future net revenues from production of proved reserves discounted by 10%, net of the effects of future costs to develop and produce the proved reserves, plus the costs of unproved properties net of impairment, and less the effects of income taxes. Any excess capitalized costs are written off to expense. The calculation of future net revenues is based upon prices, costs and regulations in effect at the balance sheet date.

Unproved properties are assessed for impairment on an annual basis by applying factors that rely on historical experience. In general, the Company may write off an unproved property under one or more of the following conditions:

(i) there are no firm plans for further drilling on the unproved property;

(ii) negative results were obtained from studies of the unproved property;

(iii) negative results were obtained from studies conducted in the vicinity of the unproved property;

(iv)the remaining term of the unproved property does not allow sufficient time for further studies or drilling or is no longer financially able to continue as a party of the Joint Venture.

l) Environmental Laws and Regulations

The Company is not aware of any events of noncompliance in its operations with any environmental laws or regulations or of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

NOTE 3 - LOAN RECEIVABLE

During the fiscal year ended July 31, 2003, the Company, through its controlled subsidiary AMG Oil Ltd. ("AMG"), entered into a $30,000 loan agreement with The Innes Group Inc. ("Innes"), a private California-based company. The loan receivable is to be used as an initial payment against the acquisition price of Touchpoint Metrics, an asset solely owned by Innes. The original loan agreement had an expiry date of June 7, 2003, which was subsequently extended to February 6, 2004. In the event that an asset purchase agreement is not accomplished, the loan will be converted to a promissory note bearing interest at a rate of 5% per annum starting March 1, 2004, payable monthly over three years until the principal and interest is paid in full.

To secure the full and timely payment of the Innes' obligations under the promissory note, Innes hereby grants to AMG a security interest in the Touchpoint Metrics asset.

Refer to Note 12

TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

For the Years Ended July 31, 2003 and 2002

NOTE 4 - INVESTMENT IN ASSOCIATED COMPANIES

At July 31, 2003, the Company's ownership interests in Associated Companies accounted for under the equity method or cost method of accounting are as follows:

							Percentage of
	July 31,			Write-down of	Effects from	July 31,	Ownership/
	2002	Sales	Purchases	Investment in	Acquisition of	2003	Number of
	Carrying	During	During	Associated	Control in	Carrying	Common
	Value	The Period	the Period	Companies	AMG Oil Ltd.	Value	Stock Held

Consolidation Method:
AMG Oil Ltd.	$ 1	$ -	$ -	$ -	$ (1)	$ -	49.40%/ 8,200,000

Cost Method:
Verida Internet Corp.	1	-	-	-	-	1	8.68%/ 844,642
Indo-Pacific Energy Ltd.	714,789	(88,652)	140,000	(258,529)	-	507,608	10.75%/ 832,145
Gondwana Energy, Ltd.	40,000	-	-	-	10,000	50,000	23.81%/ 3,000,000

	754,790	(88,652)	140,000	(258,529)	10,000	557,609

	$ 754,791	$ (88,652)	$ 140,000	$ (258,529)	$ 9,999	$ 557,609

On September 6, 2002, the Company acquired, by way of private placement, 175,000 units of Indo-Pacific at $0.80 per unit. Each unit consists of one common share and one share purchase warrant, exercisable at $0.90 in the first year and $1.15 in year two.

During the 2003 fiscal year the Company, wrote-down its investment in Indo-Pacific by $258,529 resulting from a decline in the market value of the shares of Indo-Pacific. The Company also sold 119,800 shares of Indo-Pacific with a carrying value at that time of $88,652 for cash proceeds of $ 98,706, resulting in a gain of $10,054.

At July 31, 2003, the Company held the following stock options and share purchase warrants to purchase shares of common stock:

	Number	Price	Expiry
	of Shares	Per Share	Date

Indo-Pacific Energy Ltd. - Series "A"	836,845	$1.40	December 31, 2003
Indo-Pacific Energy Ltd.	175,000	$1.15	September 6, 2004

In addition to the Series "A" warrants above, series "B" warrants come into effect in the event of a commercial discovery on any of the permits sold to Indo-Pacific. Upon a discovery being made, Indo-Pacific will issue the Company additional warrants to acquire shares at a price of $2.50 per share equal to the number of shares of Series "A" warrants exercised. These warrants will expire on December 31, 2003 in conjunction with the Series "A" warrants.

Refer to Note 5

TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

For the Years Ended July 31, 2003 and 2002

NOTE 5 - ACQUISITION OF BUSINESS

On March 4, 2003 the Company acquired a controlling interest of 49.4% in AMG Oil Ltd. ("AMG") and has therefore reported its investment in AMG on a consolidation basis for the period from March 4, 2003 to July 31, 2003. Upon the acquisition of control of AMG for a nominal amount, the resulting transaction required the Company to recognize a gain of negative goodwill totaling $195,254. Resulting from reporting its investment in AMG on a consolidation basis, the Company obtained an additional 600,000 shares of Gondwana Energy, Ltd. held by AMG, with a fair value of $10,000 as well as an oil and gas interest valued at $286,332 that was subsequently written-down to $1. The breakdown of the negative goodwill is as follows:

Total assets of AMG at March 4, 2003	$ 418,915
Total liabilities of AMG at March 4, 2003	(23,643)

Net identifiable assets at the time of acquisition of control	395,272
Controlling interest	49.4%

Net identifiable assets purchased	195,255
Purchase price	(1)

Negative goodwill upon acquisition	$ 195,254

Refer to Note 10

NOTE 6 - FORGIVENESS OF DEBT

During the 2003 fiscal year, the Company recorded a recovery of $15,067 from the extinguishment of certain accounts payable balances upon liquidation of its wholly-owned subsidiary, Trans-Orient Petroleum (NZ) Limited. The Company's management does not consider that these amounts are payable, although there is no assurance that formal claims will not be made against the Company for some or all of these balances in the future.

During the 2003 fiscal year, the Company recorded a recovery of $22,489 from the extinguishment of the amount payable to Indo-Pacific Energy Ltd., an associated company, upon liquidation of AMG Oil (NZ) Limited, a wholly-owned subsidiary of AMG Oil Ltd.

NOTE 7 - PROPERTY AND EQUIPMENT

Property and equipment are comprised as follows:

	2003	2002

Apartment	$ 100,945	$ 100,945
Furniture and office equipment	108,325	102,617
Leasehold improvements	2,337	2,337

	211,607	205,899
Accumulated amortization	(90,846)	(78,416)

	$ 120,761	$ 127,483

TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

For the Years Ended July 31, 2003 and 2002

NOTE 8 - RELATED AND ASSOCIATED COMPANIES TRANSACTIONS

Certain transactions of the Company involve publicly traded companies having directors, officers and/or principal shareholders in common with the Company. These companies are Indo-Pacific Energy Ltd. ("Indo-Pacific"), Gondwana Energy, Ltd. ("Gondwana"), Verida Internet Corp. ("Verida") and TAG Oil Ltd. ("TAG")

Transactions with related and associated parties have occurred in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the related and associated parties. The year-end balances referred to below are non-interest bearing, unsecured and receivable or payable on demand, and have arisen from the provision of services and expense reimbursements or advances described.

a) Due from/to Related and Associated Companies

At July 31, 2003, the Company was owed $11,443 (July 31, 2002 - $10,685) by TAG, a related company.

At July 31, 2002, the Company was owed $3,543 by AMG Oil Limited ("AMG"), a formerly associated company. At July 31, 2003, the amount due from AMG was eliminated upon consolidation.

At July 31, 2003, the Company owed $1,469 (July 31, 2002 - $14,326) to Indo-Pacific, an associated company.

Refer to Notes 5 and 6

b) Loan Receivable from Associated Company

Subsequent to the write-off of the loan of $517,115 as reported in the 2001 fiscal year, the Company negotiated a loan repayment schedule with Verida allowing the Company to receive monthly payments of approximately CAD$15,170 (equivalent to US$10,799 as at July 31, 2003) for a period of twenty-four months. The total that was to be received, per the original agreement, was CAD$363,982 (equivalent to US$259,099 as at July 31, 2003), including principal and interest.

The Company did not receive any payments for the period between November 2002 and March 2003, and after receiving notice during the first quarter of the 2003 fiscal year from the payee that they were not in a financial position to continue paying the Company, the Company negotiated a revised loan repayment term sheet with an effective date of April 1, 2003 whereby the Company will receive a reduced monthly repayment amount over a period of five years. The Company will receive CAD$3,000 (equivalent to US$2,136 as at July 31, 2003) per month, which includes annual interest of 12%, over this new repayment period. There is considerable doubt whether the Company will receive all future payments relating to the loan repayment schedule. For the fiscal year ended July 31, 2003 the Company has received $40,426 (July 31, 2002 - $86,967).

Refer to Note 12

c) Other

During the 2003 fiscal year, the Company paid $6,415 (July 31, 2002 - $6,115) in rent to a private company wholly-owned by the former President of the Company.

TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

For the Years Ended July 31, 2003 and 2002

NOTE 8 - RELATED AND ASSOCIATED COMPANIES TRANSACTIONS (continued)

During the 2002 fiscal year, the Company entered into a rental agreement with a related company, TAG Oil Ltd., for the Company's use of office space owned by TAG. The month-to-month payments of CAD$1,000 continued until termination of the agreement in March 31, 2003. The Company paid TAG CAD$8,000 for the year ended July 31, 2003.

During the 2003 fiscal year, the Company incurred approximately $1,781 (July 31, 2002 - $8,771) for legal services to a law firm in which a former director of the Company is a partner.

During the 2003 fiscal year, the Company incurred $15,317 (July 31, 2002 - $14,029) for wages and benefits to a director of the Company.

NOTE 9 - SHARE CAPITAL

a) Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common stock without par value.

Issued and fully paid:	Number of Shares	Amount

Balance at July 31, 2001	1,416,823	$ 12,945,075
Shares issued during the 2002 fiscal year for cash:
Issued for private placements	1,000,000	200,000

Balance at July 31, 2002 and 2003	2,416,823	$ 13,145,075

Pursuant to private placement agreements during the 2002 fiscal year, the Company completed a financing consisting of 1,000,000 units in its capital stock at US$0.20 per unit. Each unit consists of one common share and one share purchase warrant, exercisable at US$0.25 in year one and US$0.30 in year two.

b) Incentive Stock Options and Share Purchase Warrants

During the 2003 fiscal year, no stock options were granted or amended.

At July 31, 2003, the following stock options are outstanding:

Number	Price	Expiry
of Shares	per Share	Date

27,777	$31.50	March 31, 2005

TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

For the Years Ended July 31, 2003 and 2002

NOTE 9 - SHARE CAPITAL (continued)

At July 31, 2003, the following share purchase warrants to purchase common shares are outstanding:

Number	Price	Expiry
of Shares	per Share	Date

1,000,000	$0.30	June 12, 2004

NOTE 10 - OIL AND GAS INTEREST

AMG Oil (NZ) Limited, a wholly-owned subsidiary of AMG Oil Limited, had a 52.5% participating interest in Petroleum Exploration Permit 38256 ("PEP 38256") which was granted by the New Zealand government on August 25, 1997. On May 2, 2003, the Company, through AMG Oil Limited, gave notice to the operator of PEP 38256 that AMG Oil (NZ) Limited was no longer financially able to continue as a party of the joint venture and has therefore withdrawn from the joint venture and the permit. The notice of withdrawal constituted an offer of assignment to the other parties of the joint venture.

At July 31, 2003, the Company, after considering the upcoming financial requirements of PEP 38256, withdrew from the permit and wrote off $286,331 of the Company's capitalized costs relating to PEP 38256. For the 2003 fiscal year, the Company spent $Nil on activities related to PEP 38256 and no further costs are expected in the future.

NOTE 11 - INCOME TAXES

At July 31, 2003, the Company has approximately $2.54 million (July 31, 2002 - $2.54 million) of resource and other unused tax pools to offset future taxable income derived in Canada. Additionally, at July 31, 2003, the Company has non-capital losses of approximately $1.98 million (July 31, 2002 - $1.74 million) available for future deductions from taxable income derived in Canada, which expire as follows:

2004	$ 180,333
2005	205,642
2006	326,719
2007	317,797
2008	676,232
2009	39,069
2010	238,498

$ 1,984,290

TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

For the Years Ended July 31, 2003 and 2002

NOTE 11 - INCOME TAXES (continued)

Significant components of the Company's deferred tax assets are comprised of the following at July 31, 2003, calculated at 38.46%.

Net capital loss carry-forwards	$ 495,745
Net operating loss carry-forwards	963,158
Resources and other unused tax pools	976,673

2,435,576
Valuation allowance	(2,435,576)

$ -

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

NOTE 12 - SUBSEQUENT EVENTS

a) Loan Receivable

On October 6, 2003, the Company and Innes, agreed to further extend their loan agreement to February 6, 2004. All other terms of the original agreement remain the same.

b) Loan Receivable from Associated Company

The Company, in addition to the payments received and referred to in Note 8(b), has received an additional $6,407 (CAD$9,000) to the date of this report. There is considerable doubt whether the Company will receive any further payments relating to the loan repayment schedule.

c) Associated Company Transactions

The Company and Indo-Pacific came to an agreement in August of 2003, with an effective date of July 1, 2003, whereby Indo-Pacific agreed to pay $1,500 per month to DLJ Management Corp. ("DLJ"), a wholly-owned subsidiary of the Company, for a portion of DLJ's overhead in relation to work performed by DLJ on Indo-Pacific's behalf.

NOTE 13 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which conform in all material respects with United States generally accepted accounting principles ("U.S. GAAP") except for the following differences:

TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

For the Years Ended July 31, 2003 and 2002

NOTE 13 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

a) Assets

Under Canadian GAAP, the Company's investments in Associated Companies accounted for under the cost method of accounting are valued at the lower of cost or market value. Under U.S. GAAP, such investments are classified as available-for-sale securities and reported at market value, with unrealized gains and losses included as a component of comprehensive income.

	July 31,	July 31,
	2003	2002

Investments under Canadian GAAP	$ 557,609	$ 754,791
Adjustment required under U.S. GAAP	199,715	(451,896)
Cumulative historical adjustments to date	-	451,896

Investments under U.S. GAAP	$ 757,324	$ 754,791

Total assets under U.S. GAAP as at July 31, 2003 and 2002 are $1,181,529 and $1,220,989, respectively.

b) Stockholders' Equity

i) Common Stock

Under U.S. GAAP, compensation cost must be considered for all stock options granted requiring the Company to utilize both the intrinsic value-based and the fair value based methods of accounting and reporting stock-based compensation. Under Canadian GAAP, no such cost is recognized. The Company, if required to report under U.S. GAAP, would elect to apply Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees ("APB 25") to account for all stock options granted. Further, Statement of Financial Accounting Standards No. 123: Accounting for Stock-Based Compensation ("SFAS 123") requires additional disclosure to reflect the results of the Company as if it had elected to follow SFAS 123. SFAS 123 requires a fair value based method of accounting for stock options using the Black-Scholes option pricing model. This model is developed for use in estimating the fair value of traded options and requires the input of and is highly sensitive to subjective assumptions including the expected stock price volatility. Stock options granted by the Company have characteristics significantly different from those of traded options. In the opinion of management, the existing model does not provide a reliable single measure of the fair value of stock options granted by the Company.

TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

For the Years Ended July 31, 2003 and 2002

NOTE 13 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Under APB 25, compensation cost must be recognized for all compensatory stock options granted whenever the market price of the Company's shares on the date of grant exceeds the exercise price.

	July 31,	July 31,
	2003	2002

Common stock under Canadian GAAP	$ 13,145,075	$ 13,145,075
Cumulative historical adjustments to date	833,611	833,611

Common stock under U.S. GAAP	$ 13,978,686	$ 13,978,686

In accordance with SFAS 123, the following is a summary of the changes in the Company's stock options for the 2003, 2002 and 2001 fiscal years:

	2003		2002		2001

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price	of Shares	Price

Balance at beginning of year	88,333	$ 45.63	88,333	$ 45.63	89,027	$ 45.72
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Expired	(60,556)	52.14	-	-	(694)	58.26
Cancelled	-	-	-	-	-	-

Outstanding and exercisable
at end of year	27,777	$ 31.50	88,333	$ 45.63	88,333	$ 45.63

No stock options were granted during the 2003, 2002 or 2001 fiscal years.

TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

For the Years Ended July 31, 2003 and 2002

NOTE 13 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

The following is a summary of the Company's net loss and basic and diluted loss per share as reported and pro forma as if the fair value based method of accounting defined in SFAS 123 had been applied for the 2003, 2002 and 2001 fiscal years:

	2003		2002		2001

	As	Pro	As	Pro	As	Pro
	Reported	Forma	Reported	Forma	Reported	Forma

Net loss for the year	$ (261,007)	$ (261,007)	$ (397,564)	$ (397,564)	$ (5,265,478)	$ (5,232,983)

Basic and diluted
Loss per share	$ (0.11)	$ (0.11)	$ (0.26)	$ (0.26)	$ (3.78)	$ (3.78)

ii) Accumulated Deficit

The effects of Note 13(b)(i) on accumulated deficit are as follows:

	July 31,	July 31,
	2003	2002

Deficit under Canadian GAAP	$ (12,254,541)	$ (11,993,534)
Net loss under U.S. GAAP	(261,007)	(397,564)
Deduct net loss under Canadian GAAP	261,007	397,564
Cumulative historical adjustments to date	(833,611)	(833,611)

Accumulated deficit under U.S. GAAP	$ (13,088,152)	$ (12,827,145)

iii)Accumulated Other Comprehensive Income

The effects of Note 13(a) on accumulated other comprehensive income are as follows:

	July 31,	July 31,
	2003	2002

Accumulated other comprehensive income under Canadian GAAP	$ -	$ -
Unrealized gain (loss) on investment in associated companies	199,715	(451,896)
Cumulative historical adjustments to date	-	451,896

Accumulated other comprehensive income under U.S. GAAP	$ 199,715	$ -

TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

For the Years Ended July 31, 2003 and 2002

NOTE 13 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

As a result of these adjustments under U.S. GAAP, total stockholders' equity as at July 31, 2003 and 2002 are $1,078,256 and $1,151,451, respectively.

c) Net Loss and Comprehensive Loss for the Year

The following are the effects of Notes 13(a) and (b) on net loss and comprehensive income (loss) for the 2003, 2002 and 2001 fiscal years:

	2003	2002	2001

Net loss for the year under Canadian GAAP	$ (261,007)	$ (397,564)	$ (5,265,478)

Compensation recovery from cancellation
of previously issued stock options	-	-	12,296

Net loss for the year under U.S. GAAP	(261,007)	(397,564)	(5,253,182)

Other comprehensive income (loss):
Unrealized gain (loss) on investment in associated companies	199,715	(451,896)	(123,123)

Comprehensive loss for the year under U.S. GAAP	$ (61,292)	$ (849,460)	$ (5,376,305)

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

TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

For the Years Ended July 31, 2003 and 2002

NOTE 13 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations for the 2003, 2002 and 2001 fiscal years:

	2003	2002	2001

Numerator, net loss for the year
under U.S. GAAP	$ (261,007)	$ (397,564)	$ (5,253,182)

Denominator:
Weighted-average number of shares,
net of reciprocal holdings, under U.S. GAAP	2,415,917	1,553,809	1,389,700

Basic and diluted loss per share,
net of reciprocal holdings, under U.S. GAAP	$ (0.11)	$ (0.26)	$ (3.78)

Stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as such inclusion would be antidilutive due to net losses incurred for the 2003, 2002 and 2001 fiscal years.

e) General and Administrative Expenses

The following are the effects of Note 13(b)(i) on expenses for the 2003, 2002 and 2001 fiscal years:

	2003	2002	2001

General and administrative expenses under Canadian GAAP	$ 144,754	$ 224,676	$ 297,237

Compensation recovery from cancellation of previously issued stock options	-	-	(12,296)

General and administrative expenses under U.S. GAAP	$ 144,754	$ 224,676	$ 284,941

TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

For the Years Ended July 31, 2003 and 2002

NOTE 13 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS

f) Operating Activities

The following are the effects of the adjustments required to reconcile from Canadian to U.S. GAAP for the 2003, 2002 and 2001 fiscal years:

	2003	2002	2001

Net loss for the year under U.S. GAAP	$ (261,007)	$ (397,564)	$ (5,253,182)

Compensation recovery from previously
granted stock options	-	-	(12,296)
Other components of operating activities
which are similar under Canadian and
U.S. GAAP	239,054	286,879	4,492,304

Net cash used for operating activities	$ (21,953)	$ (110,685)	$ (773,174)

ITEM 18.FINANCIAL STATEMENTS

Not applicable.

ITEM 19.EXHIBITS

The following Exhibits have been filed with this 20-F:

Exhibit Reference	Description

8.0	List of Wholly-Owned Subsidiaries of Trans-Orient Petroleum Ltd.
33.1	Section 302(a) Certification
99.1	Section 906 Certification - Sarbanes Oxley Act

The following exhibits which have been filed with previous Annual Reports on Form 20-F or 6-K as noted and are incorporated by reference:

Type of Document	Description	Document and Date filed

1 & 2	Articles of incorporation, bylaws and instruments defining rights of common shareholders have been previously filed with the 20F for fiscal 2000 filed January 29, 2001.	Form 20-F filed Jan. 29, 2001
3A	Subscription agreements with Alex Guidi dated June 6, 2002. See "Item 7 - Major Shareholders and Related Transactions"	Form 20-F filed Jan. 31, 2003
3A	Subscription Agreements with Peter Loretto dated June 6, 2002. See "Item 7 - Major Shareholders and Related Transactions"	Form 20-F filed Jan. 31, 2003
3A	Subscription Agreement with Tanya Loretto dated June 6, 2002. See "Item 7 - Major Shareholders and Related Transactions"	Form 20-F filed Jan. 31, 2003
3B

Agreement dated August 23, 2002 between the Registrant and Indo-Pacific Energy Ltd. for the purchase of 175,000 units Of Indo-Pacific at a price of US$.80 per unit. See "Item 7 - Major Shareholders and Related Transactions"

Form 20-F filed Jan. 31, 2003
3B

Agreement dated February 14, 2002 between the Registrant and Indo-Pacific Energy Ltd. for the termination of the Registrants Royalty Rights and amendment of the warrants held by the Registrant to acquire additional shares in Indo-Pacific. See "Item 7 - Major Shareholders and Related Transactions"

Form 20-F filed Jan. 31, 2003
4.1	Subscription agreements with McLellan Investments Inc. dated September 12, 2000	Form 20-F filed Jan. 29, 2002
4.2	Subscription Agreements with Ron Bertuzzi dated October 12, 2000 and December 20, 2000.	Form 20-F filed Jan. 29, 2002
4.3	Subscription Agreement with Peter Loretto dated November 15, 2000.	Form 20-F filed Jan. 29, 2002
4.4	Compromise Agreement between the Registrant and Verida Internet Corp. dated October 15, 2001.	Form 20-F filed Jan. 29, 2002
4.5	Investor relations service agreement with Republic Communications Ltd. dated January 1, 2002.	Form 20-F filed Jan. 31, 2003

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F at July 31, 2003 and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 30, 2004

TRANS-ORIENT PETROLEUM LTD.

By:	"Garth Johnson"

Garth Johnson, Secretary, CFO and Director