Form 20-F
TRANS ORIENT PETROLEUM LTD/
filed 2005-01-31
CIK 1007023

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2004 (with other information to January 15, 2004 except where noted)

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

Number of outstanding shares of Trans-Orient's only class of capital stock as on July 31, 2004.

2,516,823 Common Shares Without Par Value

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     ☒     No ☐

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17     ☒     Item 18 ☐

(End of Cover Page)

T A B L E  O F  C O N T E N T S
of the Form 20F of Trans-Orient Petroleum Ltd. (herein "the Registrant")

PART I

Currency

All currency amounts are stated in United States dollars unless otherwise indicated. (Canadian dollars are denoted CAD.)

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.KEY INFORMATION

A. Selected financial data

The selected historical financial information presented in the table below for each of the years ended July 31, 2004, 2003, 2002, 2001 and 2000, is derived from the audited consolidated financial statements of the Registrant. The audited financial statements of the Registrant for the years ended July 31, 2004, 2003 and 2002 are included in this Filing. The selected historical financial information for the years ended July 31, 2001 and 2000 presented in the table below are derived from audited financial statements of the Registrant that are not included in this Filing but were included in previous filings. The selected financial information presented below should be read in conjunction with the Registrant's consolidated financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) elsewhere in this Filing.

The selected consolidated financial data has been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). The consolidated financial statements included in Item 17 in this filing are also prepared under Canadian GAAP. Included within these financial consolidated statements in Note 14 is a reconciliation between Canadian and US GAAP.

Under Canadian Generally Accepted Accounting Principles (in US$)

	Year Ended July 31
	2004	2003	2002	2001	2000
	$	$	$	$	$
Balance Sheet Data
Current Assets	111,186	304,912	338,714	186,412	483,887
Investment in Associated Companies	1,197,839	557,609	754,791	1,086,058	5,566,720
Property and Equipment	89,676	120,761	127,483	139,870	153,893
Oil and Gas Interests	1	1	1	2	2
Total Assets	1,398,702	983,283	1,220,989	1,412,342	6,204,502
Share Capital	13,175,075	13,145,075	13,145,075	12,945,075	12,453,075
Share Capital held by
subsidiary	(11,993)	(11,993)	-	-	-
Deficit	(11,795,712)	(12,254,541)	(11,993,534)	(11,595,970)	(6,330,492)

Operating Data
Gross Revenue	1,696	2,882	3,589	29,536	41,636
Net Income (Loss)	458,829	(261,007)	(397,564)	(5,265,478)	(1,524,881)
Net Income (Loss) per Share	0.19	(0.11)	(0.26)	(3.78)	(1.32)

Under U.S. Generally Accepted Accounting Principles (in US$)

	Year Ended July 31
	2004	2003	2002	2001	2000
	$	$	$	$	$
Balance Sheet Data
Current Assets	111,186	304,912	338,714	186,412	483,887
Investment in Associated Companies	2,101,413	757,324	754,791	1,537,954	6,141,739
Property and Equipment	89,676	120,761	127,483	139,870	153,893
Oil and Gas Interests	1	1	1	2	2
Total Assets	2,101,413	1,181,529	1,220,989	1,864,238	6,779,521
Share Capital	14,008,686	13,978,686	13,978,686	13,778,686	13,298,982
Deficit	(12,629,323)	(13,088,152)	(12,827,145)	(12,429,581)	(7,176,399)
Accumulated Other
Comprehensive Income (Loss)	903,574	199,715	-	451,896	575,019

Operating Data
Gross Revenue	1,696	2,882	3,589	29,536	41,636
Net Income (Loss)	458,829	(261,007)	(397,564)	(5,253,182)	(1,487,381)
Comprehensive Income (Loss)	1,162,688	(61,292)	(849,460)	(5,376,305)	(4,236,487)
Net Loss per Share	(0.11)	(0.11)	(0.26)	(3.78)	(1.32)

Although there are differences between Canadian GAAP and US GAAP there are no material differences, with the exception of Investment in Associated Companies and Comprehensive Income (Loss), for the years ended July 31, 2004 and 2003. (See also Item 17.) These material differences between Canadian and US GAAP are discussed in Note 14 to the financial statements.

Exchange Rates

The Registrant's financial statements, as provided under Item 8 and 17 are presented in United States Dollars. On July 31, 2004 the buying rate for Canadian dollars was US $1.00 for Cdn$1.3295. At the close of business on January 14, 2005 the buying rate for Canadian dollars was US$1.00 for Cdn$1.2156. Rates of exchange are obtained from the Bank of Canada and believed by the Registrant to approximate closely the rates certified for customs purposes by the Federal Reserve Bank in New York.

The following table sets out the buying rate for Canadian dollars for the last six months of the fiscal year:

	Feb 2004	Mar 2004	Apr 2004	May 2004	Jun 2004	Jul 2004
Month End	1.3357	1.3113	1.3721	1.3634	1.3338	1.3295
Average	1.3290	1.3284	1.3425	1.3783	1.3577	1.3219
High (2)	1.3422	1.3427	1.3745	1.3957	1.3745	1.3325
Low (2)	1.3105	1.3068	1.3070	1.3582	1.3338	1.3071

The following table sets out the buying rate for Canadian dollars for the last five fiscal years:

	2004	2003	2002	2001	2000

Year End (1)	1.3295	1.4048	1.5776	1.5325	1.4870
Average	1.3382	1.4959	1.5700	1.5237	1.4722
High (2)	1.4072	1.6010	1.6125	1.5793	1.5108
Low (2)	1.2712	1.3323	1.5122	1.4730	1.4353

Notes:
(1) Year end is July 31.
(2) The high and low buying rate figures are selected from daily high and low figures.

B. Capitalization and indebtedness

Not applicable

C. Reasons for the offer and use of proceeds

Not applicable

D. Risk Factors

The common shares of the Registrant must be considered a speculative investment due to a number of factors primarily related to the nature of its business (resource exploration) and its early stage of development and history of losses. An investment in the Registrant's common shares should only be made by persons who can afford to lose their entire investment and there can be no assurance that the Registrant's common shares will increase in value. The purchase of the common shares involves a number of significant risk factors. Purchasers of common shares should consider the following:

1. Investment in Associated Companies

The Registrant's principal asset and source of liquidity is its shares of Austral Pacific Energy Ltd. and the Registrants financial condition and liquidity will be adversely impacted in the event of a decline in the share price of Austral Pacific. The Company does not control Austral Pacific and accordingly, decisions made by Austral Pacific may adversely impact the Registrant.

2. Need for New Exploration Prospects, Failure to Locate Commercial Quantities of Hydrocarbons

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

3. History of Losses

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

4. Funding Through Equity and Asset Sales

The Company at this time expects to principally rely on selling its equity securities to raise funds to finance its business of seeking hydrocarbon prospects and to identify, finance and provide business development services to early-stage resource and technology businesses. The Registrant also expects that it will be likely that it will have to resell its holdings of securities in Austral as another source of funds. There can be no assurance that a market for Austral's common shares will be sufficiently liquid to permit such potential resales at prices which will be acceptable to management or which will not cause a loss on resale. It should be assumed that the market for the Austral's common shares may continue to be illiquid, sporadic and volatile.

5. Competition with Other Companies

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

6. Consequences of Failure to Satisfy Prescribed Permit or License Terms and Conditions

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

7. No Petroleum Reserves

The Registrant has no properties on which any petroleum or other hydrocarbon in commercial quantities is known to exist.

8. Thinly Traded Public Market

The Registrant's shares trade on the OTCBB. The Registrant has only 169 registered shareholders as at January 12, 2005, and its shares are relatively thinly traded. There can be no assurance that a stable market for the Registrant's common shares will ever develop or, if it should develop, be sustained. It should be assumed that the market for the Registrant's common shares will continue to be highly illiquid, sporadic and volatile. The Registrant is required to maintain its status as a "reporting issuer" under the Securities Exchange Act of 1934, in order to be traded by broker-dealers regulated by the National Association of Securities Dealers. If the Registrant fails to remain current in its filings with the Securities and Exchange Commission, the Registrant may be delisted and its shareholders may not be able to sell their shares in the public market within the United States.

9. Dealings With Associated Companies

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

10. Value of Properties

The amounts attributed to future properties in the Registrant's financial statements represent acquisition and exploration expenditures only, and should not be taken to in any way reflect realizable value.

11. Investment Companies Act

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

12. Penny Stock Regulation and Difficulties in Selling Shares

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

13. Concentration of Ownership and Ineffective Voting Powers

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

ITEM 4.INFORMATION ON THE REGISTRANT

A. History and Development of the Registrant

Corporate Actions:

Our legal and corporate name is Trans-Orient Petroleum Ltd. although we had the name changes below. We are a Vancouver, British Columbia, Canada based company. As a company domiciled in the Yukon Territory, Canada, our legally registered office is Suite 200, Financial Plaza, 204 Lambert Street, Whitehorse, YT, Canada, Y1A 3T2. Our principal business office is located at Suite 1407-1050 Burrard Street, Vancouver, B.C., Canada, V6Z 2S3.

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

The Registrant became a public or "reporting company" in British Columbia on obtaining a receipt for its initial prospectus offering in British Columbia in April, 1989 and the trading of its shares through the facilities of the Vancouver Stock Exchange ("VSE") commenced about that time. On June 10, 1997 the shares of the Registrant commenced trading on the National Association of Securities Dealers' over-the-counter bulletin board (the "OTCBB") under the symbol TEPUF. On July 31, 1997 the shares of the Registrant were voluntarily delisted from trading through the facilities of the VSE. Currently the Registrants trading symbol on the OTCBB is "TOPLF".

Acquisitions and dispositions:

Subsequent to our year ended July 31, 2004, the Registrant sold 660,800 shares of its investment in Austral at an average price of approximately CAD$3.55 per share. The registrant then purchased shares of Austral by exercising lower priced share purchase warrants amounting to 836,845 shares at a price of US$1.50 per share and 382,750 shares at a price of NZ$2.10 per share.

2004:

On December 4, 2003, the Registrant sold 725,000 shares of its investment in Austral at a price averaging approximately $1.25 per share. The Registrant then replaced these shares on December 11, 2003 by participating in Austral's initial public offering to list on the New Zealand Stock Exchange. The Registrant acquired 765,500 units in Austral at a price of $1.30 (NZ$2.00), per unit. Each unit consisted of one common share and a half share purchase warrant exercisable at a price of $1.37 (NZ$2.10) until January 5th, 2005. The Company also acquired an additional 175,000 shares of Austral Pacific through the exercise of share purchase warrants at a price of $201,250 or $1.15 per share.

During the 2004 fiscal year, the Registrant also sold an additional 93,500 shares of Austral Pacific for approximately $1.94 per share.

The Registrant also reached an agreement with Austral in December 2003 to amend the Registrants 836,845 Series A warrants. The Series A warrants expiry date was extended to January 5th, 2005 in consideration of the Client agreeing that the warrants would be exercisable for a common share of Austral only and not the Austral share and series B warrant into which the Series A warrant was originally exercisable as well as an increase in the exercise price of the Series "A" warrants by US$0.10 to US$1.50 per common share.

2003:

On March 4, 2003, the Registrant acquired a 49.4% controlling interest in AMG Oil Ltd. ("AMG") resultant from AMG re-purchasing 3,000,000 shares of its own common stock for cancellation and return to treasury. AMG does not have significant assets or operations. As a result of the Registrant acquiring a controlling interest in AMG, the Company began reporting its investment in AMG on a consolidated basis Starting March 4, 2003 to July 31, 2003.

On September 6, 2002, the Registrant acquired, by way of private placement, 175,000 units of Austral at $0.80 per unit. Each unit consists of one common share and share purchase warrant, exercisable at $0.90 in the first year and $1.15 in year two ending September 6, 2004.

The Registrant sold 119,800 shares of Austral at a price of approximately US$0.82 per share.

2002:

The Registrant, during the 2002 fiscal year, sold 59,900 shares of Austral at a price of approximately $1.28 per share.

Financing:

2004:

The Registrant approved an extension in the term of its outstanding share purchase warrants for an additional year, subject to an increase in the exercise price of $0.05 per share to $0.35 per share and the warrant holders agreeing to exercise 100,000 warrants at the original exercise price of $0.30.

2003 and 2002:

Pursuant to private placement agreements during the 2002 fiscal year, the Registrant completed a financing consisting of 1,000,000 units in its capital stock at US$0.20 per unit. Each unit consists of one common share and one share purchase warrant, exercisable at US$0.25 in year one and US$0.30 in year two.

B. Business Overview

Nature of Operations

The Registrant is a Vancouver, British Columbia, Canada based company that previously relinquished its direct oil and gas prospect interests in exchange for securities in several affiliated companies the most important of which is Austral Pacific Energy Ltd. The Registrant holds share equity interests in two associated junior oil and gas exploration companies and holds a controlling interest in another associated company. In addition the Registrant currently plans to invest directly into new exploration projects and to consider investing venture capital into existing exploration and technology companies.

During the year ended July 31, 1997 the Registrant changed the focus of its business from petroleum exploration in Canada to petroleum exploration in the Austral-Pacific region and began to acquire and explore petroleum interests in the region, often together with one or more associated companies, in particular Austral Pacific Energy Ltd.

Between July 1997 and January 2000, the Registrant's primary focus was on oil and gas exploration through varying participating interests in thirteen permits, located in New Zealand, Australia and Papua New Guinea. On May 23, 2000, the Registrant held a Special Meeting of Shareholders and the Registrant's shareholders approved the sale of its directly-held interests in its oil and gas permits located in New Zealand, Australia and Papua New Guinea to Austral, a company with certain common shareholders and directors. Under the terms of the sale, a loan payable of approximately $1,042,000 owing to Austral by the Registrant was offset against the purchase price and the Registrant received 4,184,224 Austral units consisting of one common share and a Series "A" share purchase warrant of Austral which warrants have been amended as described above.

The Registrant also received, under the Sale, a gross overriding royalty over any future hydrocarbon production of the Australia and Papua New Guinea permits, however these royalties were surrendered for amended equity warrants in Austral, which were further amended as described above and below.

The Registrant also received additional consideration for the sale of its oil and gas interests under the Austral Sale as follows:

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

During the Registrant's 2001 fiscal year, Austral consolidated its common shares on a one new for five old basis resulting in the number of shares the Registrant owned of Austral at that time being consolidated from 4,184,224 shares to 836,845 shares. As a result of this consolidation all warrants were also consolidated on a one new for five old basis but pursuant to the new agreement these warrants were repriced as described above.

The warrants received on the Austral Sale were amended as per an agreement reached between the Registrant and Austral dated January 3, 2002 and were further amended per an agreement dated December 9, 2003 whereby their term was extended to January 5th, 2005 and their conversion was reduced to Austral common shares only (no Series B warrant in addition to such shares). Under these 2002 amending agreements the Registrant agreed to terminate all its royalty rights over exploration permits sold to Austral under the Austral Sale. In return, Austral agreed to amend the terms of the warrants received by the Registrant.

Concurrent with the sale of the Registrant's oil and gas interests in May 2000, the Registrant implemented a new business plan to expand its investments in internet infrastructure and e-commerce. To this end the Registrant wrote-off its investment in Verida Internet Corp. in the amount of $3,225,869, which accounts for the majority of the loss recorded in fiscal 2001.

The Registrant, during the 2004 fiscal year, sold 818,500 (2003: 119,800 and 2002: 59,900) shares of Austral with a carrying value of $556,020 (2003: $88,652 and 2002: $67,075) for cash proceeds of $1,084,951 (2003: $98,706 and 2002: $76,908).

In summary, the Registrant's current primary asset is its 8.11% interest in the equity of Austral as of January 28, 2005. Austral has a market capitalization in the $54 million range.

The Registrant's 100% owned subsidiary, DLJ Management Corp. provides management, accounting and reporting services to associated companies on a cost recovery basis. These companies are Austral Pacific, TAG Oil Ltd. and the Company's controlled subsidiary AMG Oil Ltd.

C. Organizational Structure

The Registrant, during the 2003 fiscal year completed the liquidation of its inactive wholly-owned subsidiaries, being Reservoir Rock Holdings Ltd. and Trans-Orient Petroleum (NZ) Limited. The Company has one remaining active wholly owned subsidiary, being DLJ Management Corp. and has a controlling interest in AMG Oil Ltd. Unless indicated otherwise, the terms "the Registrant" or any reference to its business and operations means Trans-Orient Petroleum Ltd. inclusive of its wholly-owned subsidiaries. For further information relating to the acquisition of a controlling interest in AMG Oil Ltd. and the effects on the Registrant, please refer to Item 17.

D. Property, Plant and Equipment

The Registrant has no direct oil and gas interests so it has no operational property, plant or equipment. The Registrant maintains a corporate office space at 1407-1050 Burrard Street, Vancouver, BC, Canada. The office space is shared with other public companies all of whom receive corporate services from the Registrant's wholly-owned subsidiary DLJ Management Corp. The Registrant also owns a 400 sq. foot office condominium located at 1406-1050 Burrard Street, Vancouver B.C. The office condominium was originally purchased for Cdn $147,000 and is held for investment purposes although it is currently in use as a corporate office so rent is not being received. In addition to its interest in Austral, the Registrant also currently owns:

  8,200,000 common shares with a current market bid price of $0.03 per share, and warrants and options to acquire a further 5,000,000 common shares, at a price of $1 per share, of AMG Oil Ltd, until April 10, 2005. AMG Oil Ltd. is a reporting company under the The Securities Exchange Act of 1934 that has shares, which have been quoted on the OTCBB since January 15, 2003. The registrant's interest in AMG Oil account for 49.40% (61.1% on a fully diluted basis) of the outstanding shares of AMG Oil. The registrant accounts for the investment in AMG Oil using the consolidation method however AMG does not have significant operations or assets but contributed to the Registrant's consolidated losses from operations to the extent of approximately $31,501 (2003: $230,000) representing general corporate administration expenses. The registrant expects to dispose of these shares in the 2005 fiscal year for approximately $200,000 although as of the date of filing hereof there is no certainty that the transaction will complete.

  400,000 common shares (2,400,000 prior to a 1 for 6 reverse split) with a current market bid price of $0.66 per share of Gondwana Energy, Ltd. Gondwana Energy, Ltd. is a non-registered company quoted on the National Quotation Bureau's "Pink Sheets". The Registrant's interest in Gondwana accounts for 11.86% of the outstanding shares of Gondwana. The quoted current market price is an amount which implies the price exceeds the estimated value of Gondwana's assets. The Registrant accounts for the investment in Gondwana using the cost method and as a result the carrying value of the investment is $40,000. The Registrant, through its acquisition of control of AMG, also holds an additional 100,000 common shares (600,000 prior to a 1 for 6 reverse split) of Gondwana valued at $10,000.

As both the AMG and Gondwana markets are highly illiquid, the Registrant does not consider the currently quoted prices realizable.

ITEM 5.OPERATING, FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis is management's opinion of the Registrant's historical financial and operating results and should be read in conjunction with the audited consolidated financial statements of the Registrant (See Item 17) for the years ended July 31, 2004, 2003, and 2002, together with the notes related thereto. The financial statements have been prepared in accordance with Canadian GAAP, and a reconciliation to US GAAP is provided in the notes to the financial statements, under Item 17. All dollar values are expressed in United States dollars, unless otherwise stated.

Operating Results

Summary

The Registrant does not generate any sales or revenue from oil and gas operations. With the exception of the 2004 fiscal years net income of $458,829 resultant from the sales of Austral, which the Registrant believes are of a non-recurring nature, it has experienced losses in each of its fiscal periods since incorporation. The Registrant's only source of capital currently is the issuance of equity securities and to a lesser extent the sale of assets, primarily its portfolio of it investments. Total losses incurred from incorporation to the fiscal period ending July 31, 2004 were $11.80 million. The level of future operations, if any, may be limited by the availability of capital resources, the sources of which are not predictable. As a consequence of not currently having oil and gas prospects and the financial resources to explore them, the Registrant's results from operations may not be a meaningful way of evaluating the Registrant's current prospects, which are quite dependent on the success of Austral Pacific. Accordingly management believes that the primary financial information of relevance to investors, in management's opinion, are the measures of liquidity and solvency.

Results of Operations -2004 Compared to 2003 and 2002

The Registrant has not received any revenue from oil and gas operations. Any revenue received by the Registrant was received as a result of minor amounts interest income earned on cash balances.

The Registrant's net income for the twelve-month period ended July 31, 2004 was $458,829 or $0.19 per share, compared to a net loss of $261,007 or $0.11 per share for the period ended July 31, 2003 and a net loss of $397,564 or $0.26 per share for the year ended July 31, 2002. The Company's net income (2003 and 2002: loss) consisted of general and administrative costs of $124,040 (2003: $144,754 and 2002: $224,676), a write-off of a loan receivable of $30,000 and a write-off of property and equipment totalling $21,161. These items were offset by a gain on sale of investment in associated company of $528,931, interest income of $1,696, a recovery of loan receivable previously written-off $24,660, a recovery of costs of $46,477 and a non-controlling interest adjustment of $32,266 relating to AMG Oil Ltd.

The Registrants gain on sale of investment in an associated company of $528,931, was resultant from sales of the Company's investment in Austral Pacific Energy Ltd. The first sale included 725,000 shares sold with a carrying value of $442,250, for proceeds of $903,353. The sale of the investment in Austral was completed by the Company to enable the Company to generate sufficient cash to participate in Austral New Zealand Initial Public Offering on the New Zealand Stock Exchange. The Company, later in the 2004 fiscal year, sold another 93,500 shares of Austral with a carrying value of $113,770 for proceeds of $181,598.

For the comparable period last year the Company's loss from operations were affected by interest income of $2,882, a recovery of a loan receivable previously written-off of $40,426, a gain on sale of investment in associated company of $10,054, a gain on forgiveness of debt of $37,556, a write-down of investment in associated company of $258,529 and a write-off of an oil and gas interest of $286,331.

Costs and expenses:

A majority of General and Administrative costs, decreased for the 2004 fiscal year when compared to last year are as follows: amortization $9,924 (2003: $12,430 and 2002: $12,387), corporate relations and development $4,579 (2003: $7,161 and 2002: $19,164), corporate capital tax $nil (2003: $nil and 2002: $3,914), foreign exchange gain $2,206 (2003: $1,066 and 2002: $(4,394), investor relations $Nil (2003: $24,188 and 2002: $8,120), legal $5,076 (2003: $5,214 and 2002: $10,999), office and miscellaneous $13,655 (2003: $15,817 and 2002: $26,222), printing $3,201 (2003: $3,653 and 2002: $11,640), rent $13,704 (2003: $16,575 and 2002: $18,176), telephone $4,433 (2003: $7,353 and 2002: $10,252), wages and benefits $23,921 (2003: $25,222 and 2002: $37,115) and travel, promotion and accomodation $5,498 (2003: $12,082 and 2002: $10,076).

The reason for the material decreases for the year shown above when compared to the same time last year relate to the Company's reduced corporate activity for the 2004 fiscal year. However amortization was reduced by $2,506 due to the Company using the declining balance method for accounting for the Company's rental unit and investor relations costs were reduced by $24,188 as the Company cancelled all investor relation services prior to the start of the 2004 fiscal year.

Increases to accounting and audit fees $28,003 (2003: $5,961 and 2002: $15,484) and filing and transfer agency fees $14,252 (2003: $10,164 and 2002: $9,288) resulted from the Company's acquisition of a controlling interest in related Company AMG Oil Ltd. during the 2003 fiscal year which required additional work to ensure proper disclosure of the non-cash transaction, a substantial portion of which was invoiced in the 2004 fiscal year.

Losses before "other items" were equivalent to the general and administrative expenses for the year ended July 31, 2004 totalling $124,040 versus a loss of $144,754 (2002: $224,676) for the comparable period last year.

Inflation

Not applicable.

Foreign Currency Fluctuations

The Registrant holds its cash reserves primarily in US dollars and does not have significant obligations in other currencies so it does not perceive it is currently subject to significant exchange risks.

Government Regimes

The Registrant, through its equity holdings of Austral Pacific, is indirectly subject to foreign governmental regulations that relate directly and indirectly to its operations including title to the petroleum interests acquired by the Registrant, production, marketing and sale of hydrocarbons, taxation, environmental matters, restriction on the withdrawal of capital from a country in which the Registrant is operating and other factors. There is no assurance that the laws relating to the ownership of petroleum interests and the operation of the Registrant's business in the jurisdictions in which it currently operates will not change in a manner that may materially and adversely affect its business. There is no assurance that the laws of any jurisdiction in which the Registrant carries on business may not change in a manner that materially and adversely affects its business.

Differences between Canadian and U.S. Generally Accepted Accounting Principles

The Company is subject to changes in accounting standards. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") that conform in all material respects with United States generally accepted accounting principles ("U.S. GAAP") that affect the Registrant, with some exceptions that are detailed below in Item 17, Note 14 "Differences between Canadian and United States Generally Accepted Accounting Principles".

New Accounting pronouncements

In a December 11, 2003 speech, the American Institute of Certified Public Accountants and Securities and Exchange Commission (the "SEC") expressed an opinion that rate-lock commitments represent written put options, and therefore are valued as liabilities. The SEC expressed that it expects registrants to disclose the effect on the financial statements of recognizing the rate-lock commitments as written put options for quarters commencing after March 15, 2004. Additionally, the SEC recently issued Staff Accounting Bulletin No. 105 ("SAB 105") "Application of Accounting Principles to Loan Commitments". SAB 105 clarifies the SEC's position that the inclusion of cash flows from servicing or ancillary income in the determination of the fair value of interest rate lock commitments is not appropriate. The Company has determined that the adoption of SAB No. 105 does not have an impact on its results of operations or financial position.

In December 2003, the United States Securities and Exchange Commission issued Staff Accounting Bulletin No. 104, "Revenue Recognition" (SAB 104), which supersedes SAB 101, "Revenue Recognition in Financial Statements." The primary purpose of SAB 104 is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, which was superseded as a result of the issuance of EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. The adoption of SAB 104 did not have a material impact on our Company's financial statements.

In December 2003, FASB Issued revised FASB Interpretation No. 46 ("FIN 46(R)"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No 51". FIN 46(R) requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46(R) is effective for all new variable interest entities created or acquired after December 31, 2003.

In December 2003, FASB revised Statement of Financial Accounting Standards No. 132 ("SFAS 132(R)"), "Employers Disclosures About Pensions And Other Post-retirement Benefits". SFAS 132(R) revises employers' disclosures about pension plans and other post-retirement benefit plans. SFAS 132(R) does not change the measurement or recognition of those plans required by FASB Statements No. 87, "Employers' Accounting for Pensions", No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" or No. 106, "Employers Accounting For Post-Retirement Benefits Other Than Pensions". SFAS 132 (R) retains the disclosure requirements contained in FASB Statement No. 132, "Employers Disclosures about Pensions and other Post-retirement Benefits", which it replaces. It requires additional disclosures to those in the original SFAS 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit post-retirement plans. The required information should be provided separately for pension plans and for other post-retirement benefit plans.

Liquidity and capital resources -2004 Compared to 2003 and 2002

Currently, the Registrant has sufficient capital to satisfy its overhead expenditures for the 2005 fiscal year. These expenses average $8,000 per month for the administration salaries, premises, professional fees and like costs and expenses associated with being a public company. The Registrant did not receive any revenue from its operations in 2004 and does not expect to receive any operational revenue during the fiscal 2005 year. Overhead expenditure needs after fiscal 2005 will likely require the Registrant to raise additional capital, from outside sources or sell assets, primarily its portfolio of investments. It is uncertain whether the Registrant will be able to secure outside sources of capital or sell its investments in amounts that are sufficient for the Registrant to continue with its expected operations. Due to the nature of its business, the Registrant does not believe that debt financing is available to it.

Operating Activities:

At July 31, 2004 the Registrant had $105,169 in working capital (July 31, 2003: $257,751, July 31, 2002: $269,266). Cash on hand was $69,887, $227,289, and $293,124 at July 31, 2004, 2003 and 2002 respectively. The Registrant had negative cash flow from operations of $76,103, $129,366, and $110,684 for the years ending July 31, 2004, 2003 and 2002 respectively.

Financing Activities:

The Registrant's financing activities generated $30,000, $Nil and $200,000 at July 31, 2004, 2003 and 2002 respectively. Financing activities consisted of the Company receiving $30,000 as a result of the issuance of 100,000 common shares upon the exercise of share purchase warrants, during the year ended July 31, 2004, compared to $Nil during the 2003 fiscal year and $200,000 during the 2002 fiscal year from the Registrant completing a private placement financing of 1,000,000 units in its capital stock at $0.20 per unit. Each unit consists of one share of common stock and one share purchase warrant to purchase one additional share at a price of $0.25 in the first year and $0.30 in year two. (See Item 7 - "Major Shareholders and Related Transactions")

During the 2002 fiscal year, the Registrant consolidated (reverse-split) its common shares on the basis of one new share for every three old shares. The effects of all historical consolidations have been applied on a retroactive basis.

Investing Activities:

Investing activities for the 2004 fiscal year consisted of the Company receiving net proceeds of $1,084,951 from selling 818,500 shares of its investment in Austral Pacific, with a carrying value of $556,020, resulting in a gain on sale amounting to $528,931. The Company also purchased 765,500 units of Austral Pacific at a price of approximately US$1.30 (NZ$2.10) per unit by participating in Austral Pacific's initial public offering ("IPO") to list on the New Zealand Stock Exchange. Each unit of Austral Pacific purchased under the IPO includes one common share and a half warrant, exercisable for one year at a price of approximately $1.37 (NZ$2.20). The Company also acquired an additional 175,000 shares of Austral Pacific through the exercise of share purchase warrants at a price of $201,250 or $1.15 per share.

Investing activities for the 2003 fiscal year consisted of purchasing 175,000 units of Austral Pacific at $0.80 per unit with each unit consisting of one common share and one share purchase warrant, exercisable at $0.90 in the first year and $1.15 in year two and selling 119,800 shares of Austral Pacific with a carrying value of $88,652 for cash proceeds of $98,706, resulting in a gain of $10,054. In addition, investing activities of the Company were affected by the acquisition of a controlling interest in AMG Oil Ltd. with a net investing effect totaling $104,825.

Investing activities for the 2002 fiscal year consisted of a net provision of cash totalling $76,908 was provided to the Registrant as a result of the sale of Austral Pacific shares.

Summary:

The net impact of all cash activities during the twelve months ended July 31, 2004 resulted in a net decrease in cash of $157,402, compared to a net decrease in cash of $65,835 for the comparable period ended July 31, 2003 and a net increase in cash of $166,224 for the comparable period ended July 31, 2002.

Our capital resources are comprised primarily of private investors who are either existing contacts of management or who come to our attention through brokers, financial institutions and other intermediaries. Management is of the view that conventional banking is unavailable to exploration stage resource companies. Our access to capital is always dependent upon general financial market conditions. Our capital resources have not changed during our 2004 fiscal year, nor are they anticipated to change during the 2005 fiscal year.

Our anticipated capital expenditures for the remainder of the 2005 fiscal year can be met by our current working capital.

Other:

Subsequent to our year ended July 31, 2004, the Registrant sold 660,800 shares of its investment in Austral at an average price of approximately CAD$3.55 per share. The registrant then replaced these shares by exercising lower priced share purchase warrants in Austral amounting to 836,845 shares at a price of US$1.50 per share and 382,750 shares at a price of NZ$2.10 per share.

Anticipated Total Work Obligations Before July 31, 2005 (As at July 31, 2004)

Nil

Research and Development, Patents and Licences

Not applicable.

Trend Information

Fluctuation in the price of the Registrants significant investment in Austral Pacific, including the fluctuation in liquidity of Austral Pacific is an important trend to the Registrant.

Off-balance sheet arrangements

The Registrant does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	-	-	-	-	-
Capital finance/lease	-	-	-	-	-
Operating lease	-	-	-	-	-
Purchase obligations	-	-	-	-	-
Other long-term liabilities reflected on the Company's balance sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total	-	-	-	-	-

Safe Harbour

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5 reporting above.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

At January 28, 2005, the directors and officers of the Registrant were:

Name and Municipality of Residence	Position Held	Office Held Since
Mr. Peter Loretto, (1) (2) Richmond, B.C.	President and Chief Executive Officer and a Director	2003
Mr. Barry MacNeil, (2) (3) Surrey, B.C.	Corporate Secretary, Chief Financial Officer and a Director	2004
Michael Hart, (1) Roberts Creek, B.C.	Director	1998

Notes:

(1) Member of audit committee.

(2) On May 12, 2003, Mr. Garth Johnson resigned as President and Chief Executive Officer of the Registrant and was replaced in that role by Mr. Peter Loretto, who also accepted a position as a Director of the Registrant.

(3) On October 27, 2004, Mr. Garth Johnson resigned as Corporate Secretary, Chief Financial Officer and as a Director and was replaced by Mr. Barry MacNeil.

All directors were re-elected on January 14, 2005 and have a term of office expiring at the next annual meeting of the Registrant expected in January of 2006. All officers have a term of office lasting until their removal or replacement by the board of directors.

Mr. Peter Loretto obtained a Masters of Business Administration from Gonzaga University, Spokane Washington in 1984 and has been the Company's President, Chief Executive Officer and a director since May 12, 2003. Mr. Loretto is also the principal shareholder of the Corporation. For the last fourteen years, Mr. Loretto has worked as an independent businessman and investor, within the securities sector as well as participating in other business opportunities. Mr. Loretto is also a former member of the boards of Austral Pacific Energy Ltd. and TAG Oil Ltd.

Mr. Barry MacNeil is a Certified General Accountant who has over fifteen years experience in public practice including two years at BDO Dunwoody, Ward & Malette, a local accounting firm in Langley, B.C. Additionally, Mr. MacNeil has worked as a Corporate Accountant for a group of companies involved in sales and services of mining equipment to the international mining industry and a lumber company with export sales to Japan, Europe and Australia. Mr. MacNeil has been the Company's Corporate Secretary, Chief Financial Officer and a Director since replacing Mr. Johnson on October 27, 2004.

Mr. Michael Hart became a director of the Registrant on December 13, 1999. Between September 1995 to April 1996, Mr. Hart was an employee of Balcomp Developments Ltd., a company located in Edmonton, Alberta, which provided road construction services to the pulp and paper industry. While at Balcomp Developments Ltd., Mr. Hart worked within research and development for the purpose of aiding the company to develop a new division which would provide a marketplace for the buying and selling of used construction equipment. In October of 1996, Mr. Hart went to work for, CanAfrica Mining Co. Ltd., a private mining company whose business consisted of gemstone and precious metals exploration within Kenya, South Africa and Mozambique. Mr. Hart's function at Can Africa Mining Co. Ltd. was as an assistant to the Managing Director. Mr. Hart's position with CanAfrica Mining Co. Ltd. continued until September 1997. Between September 1997 through early 1998, Mr. Hart worked with Scimtar Hydrocarbons Corp. as an investor relations officer and during the period in which Mr. Hart was employed, Scimtar Hydrocarbons Corp. was an Alberta Stock Exchange listed company whose business was oil and gas exploration primarily in the Middle East. Between March 1998 and March 1999, Mr. Hart was a partner in M. Nigro Consulting Ltd. a partnership formed for the purpose of providing investor relations services to public companies trading on the Alberta Stock Exchange. From April 1999 until present Mr. Hart has held the position of president of Hart-Byrne Enterprises Ltd. Hart-Byrne Enterprises Ltd. is a private company formed by Mr. Hart and other investors, which is developing specialized products for the music industry. Mr. Hart is also president of On The Wing Productions Inc., a private company, which is also developing products for the music industry. Mr. Hart is also the President, Corporate Secretary, Treasurer and a director of AMG Oil Ltd.

The Registrant does not have liability insurance to cover its directors and officers in the performance of their duties. To date, no agreements to contractually provide indemnities have been executed or delivered.

Compensation

The following table sets forth the aggregate compensation paid by our company for services rendered during the last full fiscal years indicated:

SUMMARY COMPENSATION TABLE

		Compensation		Securities Under Option
Named Executive Officer and Principal Position	Year Ended	Salary ($)	Other Annual Compensation ($)	Number of Options	Exercise Price	Expiry Date
Peter Loretto, President, Chief Executive Officer, Director (1)	2004 2003 2002	- - -	- - -	- - -	- - -	- - -
Garth Johnson Secretary, Chief Financial Officer, Director (1) (2)	2004 2003 2002	9,056 15,317 14,029	- - -	- - -	- - -	- - -
Michael Hart, Director	2004 2003 2002	- - -	- - -	- - -	- - -	- - -

(1) Mr. Loretto became President and Chief Executive officer of the Registrant on May 12, 2003 replacing Mr. Johnson. Mr. Loretto also became a Director of the Registrant on May 12, 2003.

(2) Mr Johnson resigned as the Registrants Corporate Secretary, Chief Financial Officer and Director on October 27, 2004 and was replaced by Mr. MacNeil.

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

No other cash compensation, including salaries, fees, commissions, and bonuses was paid or is to be paid to the directors and officers for services rendered, nor was any remuneration paid to directors. The Registrant currently does not offer profit sharing, pension or retirement benefit plans to its officers or directors and none are presently proposed. There are no arrangements for payments on termination for any officer in the event of a change of control.

Board Practices

All directors have a term of office expiring at our next annual general meeting, to be scheduled in January 2006, unless re-elected or unless a director's office is earlier vacated in accordance with our by-laws or the provisions of the Business Corporations Act (Yukon).

All officers have a term of office lasting until their removal or replacement by the board of directors. As of January 28, 2005 the following are the Company's officers and directors.

Name	Period served in position
Peter Loretto (1), President, Chief Executive Officer and Director	12 months
Barry MacNeil, Secretary, Chief Executive Officer and Director	3 months
Michael Hart (1), Director	5.2 years

(1) member of the audit committee

There are no Director's service contracts with the Registrant or any of its subsidiaries providing for benefits upon the termination of employment.

Audit and remuneration committees

List of Audit Committee members as at January 28, 2005:

    Peter Loretto
    Michael Hart

Audit Committee members do not have service contracts and are not paid for their services as an audit committee member. The committee is constituted to monitor the veracity of the financial and regulatory reports produced by the Company, and the controls that are in place to ensure the opportunities for fraud or material error in the financial statements of the Company are minimized.

The Company does not have a remuneration committee. Currently any material commitments, inclusive of remuneration, are required to be pre-approved by the board of directors.

Employees and Consultants

The Registrant currently has no full-time employees. Two persons providing substantially all administrative services to the Registrant are employed through its wholly owned subsidiary DLJ Management Corp ("DLJ").

Share ownership by officers and directors

At July 31, 2004 Mr. Loretto owned 1,206,449 shares (47.94%) of the Registrant. In addition Mr. Loretto also owned 112,500 share purchase warrants entitling him to purchase an additional 112,500 shares of the Registrant at a price of $0.35 per share until June 12, 2005. No other shares were owned by any other directors' and officers.

There were no directors' and senior officers' options granted or exercised in the years ended July 31, 2004 or 2003 and there were no outstanding stock options to management.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED TRANSACTIONS

Major shareholders

Beneficial Holders of More Than Five Percent of Outstanding Shares

The following schedule sets forth the common stock ownership of each person known by us to be the beneficial owner of 5% or more of the Registrant's common stock. All ownership shown is of record and reflects beneficial ownership as of January 14, 2005.

Security Held by Certain Beneficial Owners

Name and Address of Owner	Number of Shares	Percentage of Class

Alex Guidi Vancouver, B.C.	922,484 (1)	38.17%
Peter Loretto Richmond, B.C.	1,318,949 (2)	54.57%
Tanya Loretto Richmond, B.C.	241,688 (3)	9.60%

(1) Of the 922,484 common shares owned by Mr. Guidi, 675,000 are attributable to common shares that may be acquired within 60 days.

(2) Of the 1,318,949 common shares owned by Mr. Loretto, 112,500 are attributable to common shares that may be acquired within 60 days under warrants.

(3) Of the 241,688 common shares owned by Mrs. Loretto, 112,500 are attributable to common shares that may be acquired within 60 days under warrants.

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

Major Shareholder Voting Right

There are no different voting rights, attributable to the major shareholders and every shareholder has equal rights.

Host Country Shareholders

The proportion and number of shareholders in the host country as at January 14, 2005 are as follows (based on a shareholders list provided by the Registrant's transfer agent):

Proportion of shares held in the U.S.	7.35%
Number of shareholders	153
Number of shares held	184,983

Arrangements Affecting Shareholdings

There are no known arrangements, which would significantly affect the control of the major shareholder.

Associated Company/Related Party Shareholdings

At January 14, 2004 Mr. Loretto was a significant shareholder of Austral and personally held, 948,450 common shares, which represents a 5.11% ownership interest of Austral on an undiluted basis. In addition, Mr Loretto beneficially owned, through his controlling interest in the Registrant, 1,512,940 common shares of Austral.

At January 14, 2005, Mr. Garth Johnson is the Chief Financial Officer, Corporate Secretary and Director of TAG and is a director and beneficially owns 2,580 common shares and has options to acquire a further 20,000 common shares of Austral. Mr. Johnson's replacement as the Registrants Corporate Secretary, Chief Financial Officer and Director, Mr. MacNeil is also a Director of TAG Oil Ltd.

At January 14, 2005, the Registrant was a controlling shareholder of AMG Oil Ltd. owning 8,200,000 common shares or 49.4% of AMG Oil Ltd. Mr. Michael Hart is the President, Chief Executive Officer, Corporate Secretary and a Director of AMG Oil Ltd. and owns a fully vested option to acquire up to 15,000 common shares.

Related Party Transactions

The following are reported as Related Party Transactions. The nature of the transaction, the affiliate(s) who had an interest in the transaction and the nature of the interest are included in the description of each of the transactions:

(a) Subsequent to our year end on July 31, 2004, the Registrant sold 660,800 shares of its investment in Austral at an average price of approximately CAD$3.55 per share. The registrant then replaced these shares by exercising lower priced share purchase warrants in Austral amounting to 836,845 shares at a price of US$1.50 per share and 382,750 shares at a price of NZ$2.10 per share.

(b) On December 4, 2003, the Registrant sold 725,000 shares of its investment in Austral with a book value of $442,250 or $0.61 per share, for $903,353, a price averaging approximately $1.25 per share, resulting in a gain over carrying value of $461,103. The Registrant then replaced these shares on December 11, 2003 by participating in Austral's initial public offering to list on the New Zealand Stock Exchange. The Registrant acquired 765,500 units in Austral at a price of $1.30 (NZ$2.00), per unit. Each unit consists of one common share and a half share purchase warrant exercisable at a price of $1.37 (NZ$2.10) until January 5th, 2005. The Registrant also reached an agreement with Austral to amend the Registrants 836,845 Series "A" warrants, mentioned in (g) below. The Series "A" warrants expiry date was extended for one year to January 5th, 2005 in consideration of the Company renouncing the Series "B" warrant in to which the Series A originally (converted together with a common share) as well as increasing the exercise price of the Series "A" warrants by $0.10 to $1.50 per Austral common share.

(c) During the 2004 fiscal year, the Company also sold an additional 93,500 shares of Austral, with a carrying value of $113,770 or $1.22 per share, for $181,598 or $1.94 per share, resulting in a gain over carrying value of $67,828.

(d) During the 2004 fiscal year, the Company issued 100,000 shares of the Company's capital stock, resultant from the exercise of share purchase warrants. This issuance included the Company's President (12,500) and other individuals related to the Company. The Company also extended the expiry date of the remaining share purchase warrants to June 13, 2005.

(e) Since July 1, 2003, has paid $1,500 per month to DLJ Management Corp., a wholly owned subsidiary of the Registrant, for a portion of DLJ's overhead in relation to work performed by DLJ on Austral's behalf. The arrangement can be terminated by either party on 30 days notice.

(f) On March 4, 2003, the Registrant acquired a 49.4% controlling interest in AMG Oil Ltd. ("AMG") resultant from AMG re-purchasing 3,000,000 shares of its own common stock for cancellation and return to treasury. As a result of the Registrant acquiring a controlling interest in AMG, the Company has therefore reported its investment in AMG on a consolidated basis for the Period from March 4, 2003 to July 31, 2004.

(g) During the 2003, fiscal year, the Registrant sold 119,800 shares (2002: 59,900 shares) of Austral with a carrying value at that time of $88,652 (2002: $67,075), for cash proceeds of $98,706 (2002: $76,908), resulting in a gain of $10,054 (2002: $9,833).

(h) On September 6, 2002, the Registrant acquired, by way of private placement, 175,000 units of Austral at $0.80 per unit. Each unit consists of one common share and share purchase warrant, exercisable at $0.90 in the first year and $1.15 in year two.

(i) During the 2004 fiscal year the Registrant paid $7,173 (2003: $6,415) in rent to a private company wholly owned by Mr. Alex Guidi. During the 2004 fiscal year, the Registrant also paid $9,056 (2003: $15,317) for wages and benefits to a director of the Company.

(j) During the 2002 fiscal year, the Company entered into a rental agreement with a related company, TAG Oil Ltd., for the Company's use of office space owned by TAG. The agreement continued on a month-to-month basis at a rate of CAD$1,000 per month until termination of the agreement dated March 31, 2003. The Company paid TAG $Nil (2003: $8,000) for the year ended July 31, 2004.

(k) During the 2002 fiscal year, the Registrant completed a private placement financing of 1,000,000 units of its capital stock at $0.20 per unit. Each unit consists of one common share and one share purchase warrant, exercisable at $0.25 in year one and $0.30 in year two. The securities were placed with individuals that beneficially own 5% or more of the Registrants outstanding shares. Mr Alex Guidi, Mr. Peter Loretto and Mrs. Tanya Loretto acquired 750,000 units, 125,000 units and 125,000 units respectively.

(l) During the 2001 fiscal year, the loan reported in the Registrants 20F for the period ended July 31, 2000, including principal and interest, made by the Registrant to Verida Internet Corp. ("Verida") came due. By letter dated March 12, 2001 Verida notified the Registrant that the Company was unable to pay the amount owed for principal and interest owed on the loan. As a result the Registrant wrote-off the loan receivable, totalling $517,115 consisting of principal and interest. Subsequent to the write-off, the Registrant, Verida and one of its directors came to a Compromise Agreement dated October 15, 2001 whereby Verida assigned specific amounts to the Registrant and two other persons entitling the Registrant to receive CAD$ 363,982 including principal and interest over a period of 24 months. As of January 15, 2004 the Registrant has received CAD$ 209,035. In October of 2002, the Registrant was advised by the debtor that they are not in a position to continue paying the Registrant. As a result the Registrant negotiated a revised loan repayment term sheet with an effective date of April 1, 2003 whereby the Company will receive a reduced monthly repayment amount over a period of five years. The Company will receive CAD$3,000 per month, which includes annual interest of 12% over this new repayment period. There is considerable doubt whether the Registrant will receive all payments relating to this revised compromise agreement.

(m) On January 3, 2002, the Registrant and Austral agreed to terminate the royalty agreement entered into as part of the sale of the Registrants exploration permits and assets located in Australia, New Zealand and Papua New Guinea to Austral. In return for the Registrant agreeing to terminate the royalties, Austral agreed to amend the terms of certain warrants received by the Registrant as a result of the sale.

(n) During the 2002 fiscal year, the Company entered into a six-month executive employment contract with Mr. Frank Jacobs effective March 1, 2002. The executive contract consisted of Mr. Frank Jacobs replacing the Company's President, CEO and Director at that time with an effective date of March 1, 2002. In addition to the above, Mr. Jacobs received remuneration of approximately CAD$15,000 per month along with certain accommodation and travel allowances totalling approximately CAD$17,000 for the term of the contract. Under this contract the Company incurred costs of approximately CAD$26,246. On April 29, 2002 the Company entered into an agreement with Mr. Jacobs, assigning his employment obligations under the executive contract to TAG, resulting in the Company being reimbursed by TAG for all expenses. As a result of this assignment, Mr. Jacobs resigned as President, CEO and as a Director and was replaced as President and CEO, on an interim basis, by Mr. Johnson.

(o) During the 2004 fiscal year, the Registrant's wholly owned subsidiary, DLJ Management Corp., provided corporate services consisting of accounting and administrative services to AMG Oil Ltd., Austral Pacific Energy Ltd., and TAG Oil Ltd. DLJ Management Corp. billed these companies on a cost recovery basis, the amount of which was determined by the amount of time devoted by DLJ Management Corp.'s staff to each company. These amounts were as follows in CAD$: $18,000 (2003: $1,500), $21,259 (2003: $40,800), $117,192 (2003: $144,893) to Austral, AMG and TAG, respectively.

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

Significant Changes

Subsequent to our year-end on July 31, 2004, the Registrant sold 660,800 shares of its investment in Austral at an average price of approximately CAD$3.55 per share. The registrant then replaced these shares by exercising lower priced share purchase warrants in Austral amounting to 836,845 shares at a price of US$1.50 per share and 382,750 shares at a price of NZ$2.10 per share.

No other significant changes material to the business of the Registrant has occurred since the date of the annual financial statements.

ITEM 9.THE OFFER AND LISTING

Offer and Listing Details

There is no offering of stock hereunder. This is an annual report only.

Price History of the stock

The Registrant voluntarily delisted its shares from the Vancouver Stock Exchange ("VSE") and ("CDNX"), the successor to the VSE, in Vancouver, British Columbia, Canada on July 31, 1997. Beginning on June 10, 1997, the Registrant's shares traded on the OTC Bulletin Board ("OTCBB") under the symbol "TEPUF" which was subsequently changed to "TOPXF" on March 1, 2001, concurrent with the 1 for 12 share consolidation approved by the shareholders on January 17, 2001. Concurrent with a further 1 for 3 share consolidation approved by shareholders on January 18, 2002 the Registrants symbol was changed to "TOPTF" on the effective date of the consolidation being April 4, 2002. On May 26, 2004 the Registrants symbol was changed to "TOPLF".

All values noted below are in US dollars per share:

Summary trading by year, for the five most recently competed fiscal periods ending July 31, 2004.

	OTCBB

Year	High (1,2)	Low (1,2)
2000	0.68	0.25
2001	1.01	0.03
2002	1.01	0.12
2003	1.52	0.35
2004	0.90	0.10

Summary trading by quarter for the two most recently competed fiscal periods ending July 31, 2004.

	OTCBB
Year and Quarter	High (1,2)	Low (1,2)
2003
First Quarter	1.50	0.70
Second Quarter	1.52	0.60
Third Quarter	0.90	0.35
Fourth Quarter	1.20	0.55
2004
First Quarter	0.51	0.26
Second Quarter	0.55	0.10
Third Quarter	0.90	0.32
Fourth Quarter	0.75	0.44

Summary trading by quarter for any full quarter subsequent to the year end July 31, 2004

	OTCBB

First Quarter	High (1,2)	Low (1,2)
Aug 1 to Oct 31, 2004	6.00	0.40

Summary trading by month for the six most recently completed months ending December 31, 2004

	OTCBB

Month	High (1,2)	Low (1,2)
July 2004	0.74	0.44
August 2004	0.60	0.44
September 2004	6.00	0.40
October 2004	1.50	0.70
November 2004	1.65	1.16
December 2004	2.00	1.20

(1) OTCBB quotations may reflect interdealer prices, without retail Markup, mark-down or commission and may not necessarily reflect actual transactions.
(2) All quotations are from the Yahoo Finance website located at www.yahoo.com.

Plan of Distribution

Not applicable

Markets

The authorized capital of the Registrant consists of an unlimited number of Common Shares without par value, of which 2,516,823 Common Shares were issued on July 31, 2004 and January 14, 2004.

The Registrant's shares traded on the Vancouver Stock Exchange ("VSE") in Vancouver, British Columbia, Canada until July 31, 1997. Beginning on June 10, 1997 the Registrant's shares traded on the OTC Bulletin Board ("OTCBB") under the symbol "TEPUF", "TOPXF" effective March 1, 2001, "TOPTF" effective April 5, 2002 and "TOPLF" effective May 26, 2004.

ITEM 10.ADDITIONAL INFORMATION

Share Capital

Not applicable

Memorandum and Articles of association

The Registrant's Articles of Association were previously filed with Form 20F for the Year Ended July 31, 2000. The provisions thereof have not changed since that time.

Material contracts

Attached as Exhibits in Item 19 is a list of material contracts the Registrant entered into during the period from the Registrants fiscal year ended July 31, 2002 up to January 14, 2005. All material contracts are filed under Form 6-K or with previous Annual reports under form 20F as noted in Item 19.

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

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director and seek an advance ruling. An investment in common shares of the Company by a non-Canadian other than a "WTO Investor" (as defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in common shares of the Company by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, exceeds a specified amount, which in 2004 was Cdn$237 million (2003 was Cdn$223 million). A non-Canadian would acquire control of the Company for the purposes of the Investment Act through acquisition of common shares if the non-Canadian acquired a majority of the common shares of the Company. The acquisition of less than a majority but one third or more of the common shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of common shares.

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

Canadian Tax Consequences

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

Not applicable.

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

Evaluation of Disclosure Controls and Procedures

The Registrant's Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Registrant's disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) as of July 31, 2004, have concluded that, as of such date, the Registrant's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Registrant would be made known to them by others within the Company.

Changes in Internal Controls

There were no changes in the Registrant's internal controls or in other factors that could significantly affect the Registrant's internal controls for the period ended July 31, 2004 or subsequent to the date of their evaluation, nor does the Registrant believe that there are any significant deficiencies or material weaknesses in its internal controls. As a result, no corrective actions were required or undertaken.

ITEM 16.

A. Audit committee financial expert

Our Board of Directors has determined that we have one independent audit committee financial expert serving on its audit committee. This financial expert is Mr. Barry MacNeil, who is accredited in Canada as a Certified General Accountant.

B. Code of Ethics

We have adopted a code of ethics that applies to the Chief Executive Officer and the Chief Financial Officer, as well as to all other staff. A copy of our code of ethics is available, free of charge, from the offices of Trans-Orient Petroleum Ltd., at 1407-1050 Burrard Street, Vancouver, British Columbia, Canada, V6Z 2S3 and this can be requested in writing, addressed to the Company Secretary.

C. Principal Accountants Fees and Services

Principal Accountant Service (1)	For the fiscal year ended July 31, 2004	For the fiscal year ended July 31, 2003
Audit Fees	8,000	14,000
Audit Related Services	-	-
Tax Fees	-	-
All Other Fees	-	-

(1) De Visser Gray has been the Principal Accountant for the 2004 fiscal year reported above and Sadovnick Telford & Skov were the Principal Accountant for the 2003 fiscal year reported above.

The nature of the services provided by De Visser Gray and Sadovnick Telford & Skov under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by De Visser Gray and Sadovnick Telford & Skov for the audit of our annual financial statements and services provided in connection with statutory and regulatory filing or engagements.

Audit-Related fees

Audit related fees are normally for assurance and related services reasonably related to the performance of the audit or review of the annual statements or bi-annual statements that are not reported under "Audit Fees" above. There were no audit-related fees for the current or previous year.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns, and tax planning and advisory services relating to common forms of domestic and international taxation (ie: income tax, capital tax, goods and services tax, payroll tax, and value added tax).

All Other Fees

There were no other fees incurred in the period covered in the table above.

Pre-Approval Policies and Procedures

It is within the mandate of the Registrant's Audit Committee to approve all audit and non-audit related fees. The Audit Committee has pre-approved specifically identified non-audit related services, including tax compliance, review of tax returns, documentation of processes and controls as submitted to the Audited Committee from time to time. The Auditors also present the estimate for the annual audit related services to the committee for approval prior to undertaking the annual audit of the financial statements.

PART III

ITEM 17.FINANCIAL STATEMENTS.

Financial Statements begin on page 33.

The financial statements and Report of the independent Auditors are filed as part of the Registrant's Annual Report.

D E V I S S E R  G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6
Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Trans-Orient Petroleum Ltd.

We have audited the consolidated balance sheet of Trans-Orient Petroleum Ltd. as at July 31, 2004 and the consolidated statement of operations and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards ("GAAS") in Canada and the standards of the Public Company Accounting Oversight Board ("PCAOB") (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at July 31, 2003 and for each of the years in the two-year period then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report to the shareholders dated September 26, 2003.

"De Visser Gray"

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
Canada
November 12, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these consolidated financial statements. Although we conducted our audits in accordance with both Canadian GAAS and the standards of the PCAOB, our report to the shareholders dated November 12, 2004 is expressed in accordance with Canadian reporting standards, which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

"De Visser Gray"

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
Canada
November 12, 2004

TRANS-ORIENT PETROLEUM LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars)

As at July 31,	2004	2003

Assets
Current

Cash	$ 69,887	$ 227,289
Accounts receivable	356	2,155
Due from related company (Note 8(a))	7,971	11,443
Loan receivable (Note 3)	-	30,000
Prepaid expenses	32,972	34,025

	111,186	304,912

Investment in associated companies (Note 4)	1,197,839	557,609
Property and equipment (Note 7)	89,676	120,761
Oil and gas interest (Note 10)	1	1

Total Assets	$ 1,398,702	$ 983,283

Liabilities

Current

Accounts payable and accrued liabilities	$ 6,017	$ 45,692
Due to associated company (Note 8(a))	-	1,469

Total Liabilities	6,017	47,161

Non-Controlling Interest in AMG Oil Ltd.	25,315	57,581

Shareholders' Equity

Common stock without par value;
Unlimited number of shares authorized;
Issued and outstanding at July 31, 2004:
2,516,823; July 31, 2003: 2,416,823 (Note 9)	13,175,075	13,145,075
Common stock held by subsidiary: 2,205 shares	(11,993)	(11,993)
Deficit	(11,795,712)	(12,254,541)

Total Shareholders' Equity	1,367,370	878,541

Total Liabilities and Shareholders' Equity	$ 1,398,702	$ 983,283

See accompanying notes to the consolidated financial statements

TRANS-ORIENT PETROLEUM LTD.
Consolidated Statements of Operations and Deficit
(Expressed in United States Dollars)

For the years ended July 31,	2004	2003	2002

Expenses

General and administrative (Schedule)	$ 124,040	$ 144,754	$ 224,676

Loss before other items	(124,040)	(144,754)	(224,676)

Other Items:

Gain on forgiveness of debt (Note 6)	-	37,556	-
Gain on sale of investment in associated company (Note 4)	528,931	10,054	9,833
Interest income	1,696	2,882	3,589
Recovery of loan receivable previously written-off (Note 8(b))	24,660	40,426	86,967
Recovery of costs (Note 12)	46,477	-	-
Write-down of investment in associated companies (Note 4)	-	(258,529)	(264,192)
Write-off of loan receivable	(30,000)	-	-
Write-off of oil and gas interest (Notes 5 and 10)	-	(286,331)	(1)
Write-off of property and equipment	(21,161)	-	-

Income (loss) from operations	426,563	(598,696)	(388,480)
Non-controlling interest's portion of AMG's loss	32,266	142,435	-

Income (loss) before income taxes and unusual item	458,829	(456,261)	(388,480)
Provision for income taxes	-	-	(9,084)

Income (loss) before unusual item	458,829	(456,261)	(397,564)
Gain on recognition of negative goodwill (Note 5)	-	195,254	-

Net income (loss) for the year	458,829	(261,007)	(397,564)

Deficit - Beginning of year	(12,254,541)	(11,993,534)	(11,595,970)

Deficit - End of year	$ (11,795,712)	$ (12,254,541)	$ (11,993,534)

Income (Loss) per share -basic	$ 0.19	$ (0.11)	$ (0.26)
-diluted	$ 0.14	$ (0.11)	$ (0.26)

Weighted-average number of common shares outstanding, net of reciprocal holdings	2,431,344	2,415,917	1,553,809

See accompanying notes to the consolidated financial statements

TRANS-ORIENT PETROLEUM LTD.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

For the years ended July 31,	2004	2003	2002

Net increase (decrease) of cash related to the following:
Operating Activities
Net income (loss) for the year	$ 458,829	$ (261,007)	$ (397,564)
Items not affecting cash:
Amortization	9,924	12,430	12,387
Gain on recognition of negative goodwill	-	(195,254)	-
Gain on forgiveness of debt in associated company	-	(37,556)	-
Gain on sale of investment in associated company	(528,931)	(10,054)	(9,833)
Non-controlling interest	(32,266)	(142,435)	-
Recovery of loan receivable previously written-off	(24,660)	(40,426)	(86,967)
Recovery of costs	(46,477)	-	-
Write-down of investment in associated companies	-	258,529	264,192
Write-off of loan receivable	30,000	-	-
Write-off of oil and gas interest	-	286,331	1
Write-off of property and equipment	21,161	-	-
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	6,802	4,482	1,777
Accounts receivable	1,799	458	314
Loan receivable	-	(30,000)	-
Loan receivable from associated company	24,660	40,426	86,967
Due from associated companies	-	3,543	5,822
Due from related company	2,003	(758)	(3,980)
Prepaid expenses	1,053	(5,218)	11,766
Due to associated company	-	(12,857)	4,434

Net cash used for operating activities	(76,103)	(129,366)	(110,684)

Financing Activities
Common stock issued for cash	30,000	-	200,000

Net cash provided by financing activities	30,000	-	200,000

Investing Activities
Acquisition of control of subsidiary, net of cash acquired	-	107,413	-
Proceeds from sale of investment in associated company	1,084,951	98,706	76,908
Purchases of investments in associated companies	(1,196,250)	(140,000)	-
Purchases of property and equipment, net	-	(2,588)	-

Net cash provided by (used for) investing activities	(111,299)	63,531	76,908

Net (decrease) increase in cash	(157,402)	(65,835)	166,224
Cash - Beginning of year	227,289	293,124	126,900

Cash - End of year	$ 69,887	$ 227,289	$ 293,124

See accompanying notes to the consolidated financial statements

TRANS-ORIENT PETROLEUM LTD.
Consolidated Schedules of General and Administrative Expenses
(Expressed in United States Dollars)

For the years ended July 31,	2004	2003	2002

General and Administrative Expenses

Accounting and audit	$ 28,003	$ 5,961	$ 15,484
Amortization	9,924	12,430	12,387
Consulting fees	-	-	27,445
Corporate relations and development	4,579	7,161	19,164
Corporation capital tax	-	-	3,914
Filing and transfer agency fees	14,252	10,164	9,288
Foreign exchange (gain) loss	(2,206)	(1,066)	4,394
Investor relations	-	24,188	8,120
Legal	5,076	5,214	10,999
Office and miscellaneous	13,655	15,817	26,222
Printing	3,201	3,653	11,640
Rent	13,704	16,575	18,176
Telephone	4,433	7,353	10,252
Travel, promotion and accommodation	5,498	12,082	10,076
Wages and benefits	23,921	25,222	37,115

	$ 124,040	$ 144,754	$ 224,676

See accompanying notes to the consolidated financial statements

TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

For the Years Ended July 31, 2004 and 2003

NOTE 1 - NATURE OF OPERATIONS

Trans-Orient Petroleum Ltd. (the "Company") was incorporated under the Company Act (British Columbia) on July 25, 1986 and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). The Company is engaged in identifying, financing, and providing business development services for early-stage resource and technology businesses ("Associated Companies"). The Company's operating strategy is to acquire a significant equity interest in Associated and Non-Associated Companies and to provide financial, managerial, and technical support to accelerate the achievement of the Associated Companies' business goals and objectives. At July 31, 2004, the Company held interests in three Associated Companies.

The Company's consolidated financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. However, the Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities for financing. Future capital requirements will depend on many factors including the Company's ability to execute its business plan. The Company intends to continue relying upon the issuance of securities to finance its future activities but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company. Although these consolidated financial statements do not include any adjustments that may result from the inability to secure future financing, such a situation would have a material adverse effect on the Company's business, results of operations and financial condition.

Refer to Note 4

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Accounting principles and use of estimates

These financial statements are prepared in conformity with Canadian generally accepted accounting principles, which require the Company's management to make informed judgements and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. Significant estimates include, but are not limited to, the accounting for amortization and the determination of the net recoverable value of assets and income taxes. The Company's investments in associated companies are also items that, due to expected market volume and price fluctuation, may yield net realizable values that are materially different from their current carrying values at any point in time. Actual results could differ from these estimates.

Material differences between Canadian and United States generally accepted accounting principles, applicable to the Company's financial statements, are described in note 14.

b) Basis of consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, DLJ Management Corp., and AMG Oil Limited, in which the Company holds a 49.4% controlling interest. All significant inter-company balances and transactions have been eliminated.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c) Principles of accounting for investment in associated companies

The Company's investments in Associated Companies are accounted for using either the equity method or cost methods pf accounting. The equity method is used when the Company, through its level of investment, exercises significant influence over the Associated Company. The cost method of accounting is applied to investments in Associated Companies over which the Company does not exercise significant influence.

d) Translation of foreign currencies

Transactions of the Company and its subsidiaries originating in foreign currencies are translated into U.S. dollars at the rates prevailing on the dates of the transactions. Monetary assets and liabilities are translated at the year-end rates of exchange and non-monetary items are translated at historical exchange rates applicable to the underlying transactions. The resulting net gain or loss is included in the consolidated statements of operations and deficit.

e) Fair value of financial instruments

The Company's financial instruments consist of current assets and current liabilities. The fair values of the current assets and liabilities approximate the carrying amounts due to the short-term nature of these instruments.

f) Cash and cash equivalents

Cash and cash equivalents include term investments with maturities of one year or less, together with accrued interest thereon, which are readily convertible to known amounts of cash.

g) Property and equipment

Property and equipment are stated at cost less accumulated amortization. Amortization is computed over the estimated useful lives of the assets as follows:

Apartment, furniture and office equipment:4% and 20% per annum on the declining balance basis

Leasehold improvements: straight-line basis over five years

For each fiscal year in which property and equipment are acquired, management deems each acquisition to occur midway through the fiscal year and, accordingly, the amortization recorded in respect to such assets is restricted to one-half of the amount calculated based on year end balances. Amortization is not recorded in the year of disposal.

h) Basic and diluted net loss per common share

Basic net loss per common share is calculated by dividing the net loss by the weighted average number of common shares outstanding, during the year. Diluted net loss per common share is not calculated as its effect on net loss per share is anti-dilutive.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i) Stock-based compensation

The Company follows the Recommendations of the Canadian Institute of Chartered Accountants in connection with accounting for stock option-based compensation. These standards were first applied on a prospective basis to all awards granted on or after January 1, 2002, and established standards for the recognition, measurement and disclosure of stock option-based compensation and other stock based payments made in exchange for goods and services.

As amended during the current year, and as applied by the Company to both the current year and comparative years, the standard now requires that all stock option based awards made to consultants and employees be recognized in these consolidated financial statements and measured using a fair value-based method.

j) Income taxes

The Company accounts for and measures future tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively-enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of the enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of potential future benefit is taken and no asset is recognized. Such an allowance would apply fully to all potential future tax assets of the Company.

The Company's accounting policy for future income taxes currently has no effect on the financial statements of any of the fiscal years presented.

k) Share capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company's shares on the OTC Bulletin Board on the date of the agreement to issue shares and the date of share issuance.

NOTE 3 - LOAN RECEIVABLE

During the fiscal year ended July 31, 2003, the Company, through its controlled subsidiary AMG Oil Ltd. ("AMG"), entered into a $30,000 loan agreement with The Innes Group Inc. ("Innes"), a private California-based company. At the Company's option, the loan receivable could have been used as an initial payment against the acquisition price of Touchpoint Metrics, an asset solely owned by Innes. On April 21, 2004, AMG notified Innes that it did not want to convert, the loan into equity in the assets of Touchpoint Metrics. The loan receivable converts into a promissory note on August 6, 2004, bearing interest at 5% per annum payable monthly over three years until the principal and interest is paid in full.

The Company wrote-off this loan receivable during the year ended July 31, 2004 because there is considerable doubt whether the Company will receive any payments relating to the promissory note.

NOTE 4 - INVESTMENTS IN ASSOCIATED COMPANIES

At July 31, 2004, the Company's ownership interests in Associated Companies accounted for under the consolidation method or cost method of accounting are as follows:

					Percentage of
	July 31,			July 31,	Ownership/
	2003	Sales	Purchases	2004	Number of
	Carrying	during	During	Carrying	Common
	Value	the year	the year	Value	Shares Held

Consolidation Method:
AMG Oil Ltd.	$ -	$ -	$ -	$ -	49.40%/ 8,200,000

Cost Method:
Verida Internet Corp.	1	-	-	1	8.68%/ 844,642
Austral Pacific Energy Ltd.	507,608	(556,020)	1,196,250	1,147,838	6.76%/ 954,145
Gondwana Energy, Ltd.	50,000	-	-	50,000	23.81%/ 3,000,000

	557,609	(556,020)	1,196,250	1,197,839

	$ 557,609	$ (556,020)	$ 1,196,250	$ 1,197,839

During the 2004 fiscal year, the Company, sold 725,000 shares of its investment in Austral Pacific Energy Ltd. ("Austral Pacific") (formerly "Indo-Pacific Energy Ltd."), with a book value of $442,250 or $0.61 per share, for $903,353, or approximately $1.25 per share, resulting in a gain over carrying value of $461,103. The proceeds from the sale of this investment and additional working capital were used to purchase 765,500 units of Austral Pacific at a price of $1.30 (NZ$2.00) per unit by participating in Austral Pacific's initial public offering ("IPO") to list on the New Zealand Stock Exchange. Each unit of Austral Pacific purchased under the IPO includes one common share and a half warrant, exercisable for one year at a price of approximately $1.37 (NZ$2.20). The Company also acquired an additional 175,000 shares of Austral Pacific through the exercise of share purchase warrants at a price of $201,250 or $1.15 per share.

During the 2004 fiscal year, the Company also sold an additional 93,500 shares of Austral Pacific, with a carrying value of $113,770 or $1.22 per share, for $181,598 or $1.94 per share, resulting in a gain over carrying value of $67,828. The Company reached an agreement with Austral Pacific to amend the expiry date of the Company's 836,845 Series "A" warrants from December 31, 2003 to January 5, 2005 in consideration of Austral Pacific canceling the Company's Series "B" warrants held as well as an increase in the exercise price of the Series "A" warrants by US$0.10 to US$1.50 per common share.

During the 2003 fiscal year, the Company wrote down its investment in Austral Pacific by $258,529, based on a decline in the market value of the shares of Austral Pacific. The Company also sold 119,800 shares of Austral Pacific with a carrying value at that time of $88,652 for cash proceeds of $ 98,706, resulting in a gain of $10,054.

At July 31, 2004, the Company held the following share purchase warrants to acquire, shares of common stock:

	Number	Price	Expiry
	of Shares	Per Share	Date

Austral Pacific Energy Ltd. - Series "A"	836,845	$1.50	January 5, 2005
Austral Pacific Energy Ltd. - NZ IPO	382,750	NZ$ 2.10	January 5, 2005

Refer to Note 5

NOTE 5 - ACQUISITION OF BUSINESS

On March 4, 2003 the Company acquired a controlling interest of 49.4% in AMG Oil Ltd. ("AMG") and has therefore reported its investment in AMG on a consolidation basis since that date. Upon the acquisition of control of AMG for a nominal amount, the Company recognized a gain of negative goodwill totaling $195,254 during the 2003 fiscal year. The assets acquired by the Company on consolidation included an additional 600,000 shares of Gondwana Energy, Ltd. having an estimated fair value of $10,000, as well as an oil and gas interest valued at $286,332 that was subsequently written-down to $1. The breakdown of the negative goodwill recorded in 2003 is as follows:

Total assets of AMG at March 4, 2003	$ 418,915
Total liabilities of AMG at March 4, 2003	(23,643)

Net identifiable assets at the time of acquisition of control	395,272
Controlling interest	49.4%

Net identifiable assets purchased	195,255
Purchase price	(1)

Negative goodwill upon acquisition	$ 195,254

Refer to Note 10

NOTE 6 - FORGIVENESS OF DEBT

During the 2003 fiscal year, the Company recorded aggregate recoveries of $37,556 from the extinguishment of certain accounts payable balances upon liquidation of its wholly-owned subsidiary, Trans-Orient Petroleum (NZ) Limited and AMG Oil (NZ) Limited, a wholly-owned subsidiary of AMG Oil Ltd. The Company's management does not consider that these amounts are payable, although there is no assurance that formal claims will not be made against the Company for some or all of these balances in the future.

NOTE 7 - PROPERTY AND EQUIPMENT

Property and equipment are comprised as follows:

	2004	2003

Apartment	$ 100,945	$ 100,945
Furniture and office equipment	108,325	108,325
Leasehold improvements	2,337	2,337

	211,607	211,607
Accumulated amortization	(100,770)	(90,846)
Write-off of property and equipment	(21,161)	-

	$ 89,676	$ 120,761

NOTE 8 - RELATED AND ASSOCIATED COMPANIES TRANSACTIONS

Certain transactions of the Company involve publicly-traded companies having directors, officers and/or principal shareholders in common with the Company. These companies are Austral Pacific Energy Ltd. ("Austral Pacific") (formerly, Indo-Pacific Energy Ltd.), Gondwana Energy, Ltd. ("Gondwana"), Verida Internet Corp. ("Verida") and TAG Oil Ltd. ("TAG")

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to non-arms length parties for the same services. The following are related party transactions not disclosed elsewhere in these financial statements.

NOTE 8 - RELATED AND ASSOCIATED COMPANIES TRANSACTIONS (continued)

a) Due from/to Related and Associated Companies

At July 31, 2004, the Company was owed $7,971 (July 31, 2003 - $11,443) by TAG, a related company.

At July 31, 2004, the Company owed Nil (July 31, 2003 - $1,469) to Austral Pacific, an associated company.

Refer to Notes 5 and 6

b) Loan Receivable from Associated Company

Subsequent to the write-off, in the 2001 fiscal year, of a loan of $517,115 made to Verida, the Company negotiated a loan repayment schedule with Verida allowing the Company to receive monthly payments of approximately CAD$15,170 (equivalent to US$10,799 as at July 31, 2003) for a period of twenty-four months. The total that was to be received, per the original agreement, was CAD$363,982 (equivalent to US$259,099 as at July 31, 2003), including principal and interest.

The Company did not receive any payments for the period between November 2002 and March 2003, and after receiving notice during the first quarter of the 2003 fiscal year from the payee that they were not in a financial position to continue paying the Company, the Company negotiated a revised loan repayment term sheet with an effective date of April 1, 2003 whereby the Company will receive a reduced monthly repayment amount over a period of five years. The Company will receive CAD$3,000 (equivalent to US$2,256 as at July 31, 2004) per month, which includes annual interest of 12%, over this new repayment period.

There is considerable doubt whether the Company will receive all future payments relating to the loan repayment schedule. For the fiscal year ended July 31, 2004 the Company has received $24,660 (July 31, 2003 - $40,426).

c) Share Capital

During the 2004 fiscal year, the Company issued 100,000 shares of the Company's capital stock, resultant from the exercise of share purchase warrants. This issuance included the Company's President and other individuals related to the Company. The Company also extended the expiry date of the remaining share purchase warrants to June 13, 2005.

Refer to Note 9

d) Other

During the 2004 fiscal year, the Company paid $7,173 (July 31, 2003 - $6,415) in rent to a private company wholly-owned by the former President of the Company.

The Company and Austral Pacific came to an agreement in August of 2003, with an effective date of July 1, 2003, whereby Austral Pacific agreed to pay $1,500 per month to DLJ Management Corp. ("DLJ"), a wholly-owned subsidiary of the Company, for a portion of DLJ's overhead in relation to work performed by DLJ on Austral Pacific's behalf.

During the 2004 fiscal year, the Company incurred $9,056 (July 31, 2003 - $15,317) for wages and benefits to a director of the Company.

NOTE 9 - SHARE CAPITAL

a) Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number
Issued and fully paid:	of Shares	Amount

Balance at July 31, 2003 and 2002	2,416,823	$ 13,145,075
Shares issued during the 2004 fiscal year for cash:
Issued for warrants exercised	100,000	30,000

Balance at July 31, 2004	2,516,823	$ 13,175,075

b) Incentive Stock Options and Share Purchase Warrants

During the 2004 fiscal year, no stock options were granted or amended.

At July 31, 2004, the following stock options are outstanding:

Number	Price	Expiry
of Shares	per Share	Date

27,777	$31.50	March 31, 2005

At July 31, 2004, the following share purchase warrants to purchase common shares are outstanding:

Number	Price	Expiry
of Shares	per Share	Date

900,000	$0.35	June 13, 2005

During the 2004 fiscal year, the Company approved an extension in the term of its outstanding share purchase warrants for an additional year, subject to an increase in the exercise price of $0.05 per share to $0.35 per share and the warrant holders agreeing to exercise 100,000 warrants at the original exercise price of $0.30.

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

At July 31, 2003, the Company, after considering the upcoming financial requirements of PEP 38256, withdrew from the permit and wrote off $286,331 of the Company's capitalized costs relating to PEP 38256. For the 2004 fiscal year, the Company spent $Nil (2003: $Nil) on activities related to PEP 38256 and no further costs are expected in the future.

NOTE 11 - INCOME TAXES

At July 31, 2004, the Company has approximately CDN$5.63 million (July 31, 2003 - CDN$3.58 million) of capital losses in resource and other unused tax pools to offset future taxable income derived in Canada. Additionally, at July 31, 2004, the Company has non-capital losses of approximately CDN$2.54 million (July 31, 2003 - CDN$2.80 million) available for future deductions from taxable income derived in Canada, which expire as follows:

2005	$ 290,264
2006	461,164
2007	448,571
2008	954,501
2009	55,146
2010	334,163

$ 2,543,809

The potential future benefit associated with these excess resource tax pools and non-capital loss carry-forwards has not been recognized in these financial statements, as it cannot be considered likely that these amounts will be utilized to reduce future taxable income.

NOTE 12 - RECOVERY OF COSTS

The Company has written off $46,477 of liabilities for which no claim has been made for a number of years. Should any amount ultimately be paid they will be recorded in the time of payment.

NOTE 13 - SUBSEQUENT EVENTS

Investment in associated companies

The Company in November of 2004, sold 550,000 shares of Austral Pacific at a price of CAD$3.50 per share. Subsequent to this sale of shares the Company exercised share purchase warrants in Austral to acquire 836,845 shares of Austral at a price of US$1.50 per share. The Company now holds 1,240,990 shares (7.79%) of Austral as well as an additional 382,750, share purchase warrants.

NOTE 14 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

	July 31,	July 31,
	2004	2003

Investments under Canadian GAAP	$ 1,197,839	$ 557,609
Adjustment required under U.S. GAAP	199,715	199,715
Cumulative historical adjustments to date	703,859	-

Investments under U.S. GAAP	$ 2,101,413	$ 757,324

NOTE 14 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Total assets under U.S. GAAP as at July 31, 2004 and 2003 are $2,101,413 and $1,181,529, respectively.

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

	July 31,	July 31,
	2004	2003

Common stock under Canadian GAAP	$ 13,175,075	$ 13,145,075
Cumulative historical adjustments to date	833,611	833,611

Common stock under U.S. GAAP	$ 14,008,686	$ 13,978,686

In accordance with SFAS 123, the following is a summary of the changes in the Company's stock options for the 2003, 2002 and 2001 fiscal years:

	2004		2003		2002

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price	of Shares	Price

Balance at beginning of year	27,777	$ 31.50	88,333	$ 45.63	88,333	$ 45.63
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Expired	-	-	(60,556)	52.14	-	-
Cancelled	-	-	-	-	-	-

Outstanding and exercisable
at end of year	27,777	$ 31.50	27,777	$ 31.50	88,333	$ 45.63

NOTE 14 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

No stock options were granted during the 2004, 2003 or 2002 fiscal years.

There has been no difference to the Company's net loss and basic and diluted loss per share as reported or pro forma when the fair value based method of accounting defined in SFAS 123 had been applied for the 2004, 2003 and 2002 fiscal years.

ii) Accumulated Deficit

The effects of Note 14(b)(i) on accumulated deficit are as follows:

	July 31,	July 31,
	2004	2003

Deficit under Canadian GAAP	$ (11,795,712)	$ (12,254,541)
Net income (loss) under U.S. GAAP	473,649	(261,007)
Deduct net (income) loss under Canadian GAAP	(473,649)	261,007
Cumulative historical adjustments to date	(833,611)	(833,611)

Accumulated deficit under U.S. GAAP	$ (12,629,323)	$ (13,088,152)

iii)Accumulated Other Comprehensive Income

The effects of Note 14(a) on accumulated other comprehensive income are as follows:

	July 31,	July 31,
	2004	2003

Accumulated other comprehensive income
under Canadian GAAP	$ -	$ -
Unrealized gain (loss) on investment
in associated companies	703,859	199,715
Cumulative historical adjustments to date	199,715	-

Accumulated other comprehensive income
under U.S. GAAP	$ 903,574	$ 199,715

As a result of these adjustments under U.S. GAAP, total stockholders' equity as at July 31, 2004 and 2003 are $2,282,937 and $1,078,256, respectively.

NOTE 14 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

c) Net Loss and Comprehensive Loss for the Year

The following are the effects of Notes 14(a) and (b) on net loss and comprehensive income (loss) for the 2004, 2003 and 2002 fiscal years:

	2004	2003	2002

Net income (loss) for the year under	$ 458,829	$ (261,007)	$ (397,564)
Canadian and US GAAP
Other comprehensive income (loss):
Unrealized gain (loss) on investment
in associated companies	703,859	199,715	(451,896)

Comprehensive income (loss) for the year under U.S. GAAP	$ 1,162,688	$ (61,292)	$ (849,460)

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

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations for the 2004, 2003 and 2002 fiscal years:

	2004	2003	2002

Numerator, net income (loss) for the year
under U.S. GAAP	$ 458,829	$ (261,007)	$ (397,564)

Denominator:
Weighted-average number of shares,
net of reciprocal holdings, under U.S. GAAP	3,359,121	2,415,917	1,553,809

Basic income (loss) per share,
net of reciprocal holdings, under U.S. GAAP	$ 0.19	$ (0.11)	$ (0.26)
Diluted income (loss) per share,
net of reciprocal holdings, under U.S. GAAP	$ 0.13	$ (0.11)	$ (0.26)

Stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share for the 2003 and 2002 fiscal years as such inclusion would be antidilutive due to the net losses incurred.

ITEM 18.FINANCIAL STATEMENTS

Not applicable.

ITEM 19.EXHIBITS

Exhibit Reference	Exhibition Description	Page Number
1	Articles of incorporation, bylaws and instruments defining rights of common shareholders. (1)	N/A
4.1	Subscription agreements with Alex Guidi dated June 6, 2002 (3)	N/A
4.2	Subscription Agreements with Peter Loretto dated June 6, 2002. (3)	N/A
4.3	Subscription Agreement with Tanya Loretto dated June 6, 2002. (3)	N/A
4.4	Agreement dated August 23, 2002 between the Registrant and Indo-Pacific Energy Ltd. for the purchase of 175,000 units Of Indo-Pacific at a price of US$.80 per unit. (3)	N/A
4.5

Agreement dated February 14, 2002 between the Registrant and Indo-Pacific Energy Ltd. for the termination of the Registrants Royalty Rights and amendment of the warrants held by the Registrant to acquire additional shares in Indo-Pacific. (3)

		N/A
4.6	Subscription agreements with McLellan Investments Inc. dated September 12, 2000. (2)	N/A
4.7	Subscription Agreements with Ron Bertuzzi dated October 12, 2000 and December 20, 2000. (2)	N/A
4.8	Subscription Agreement with Peter Loretto dated November 15, 2000. (2)	N/A
4.9	Compromise Agreement between the Registrant and Verida Internet Corp. dated October 15, 2001. (2)	N/A
8.0	List of Wholly-Owned Subsidiaries of Trans-Orient Petroleum Ltd.	53
11	Code of Ethics	54
14.1	Auditor's report for the fiscal years 2003 and 2002 (3) (4)	N/A
14.2	Change of auditor papers	57
31.1	Section 302(a) Certification of CEO	63
31.2	Section 302(a) Certification of CFO	64
32.1	Section 906 Certification of CEO	65
32.2	Section 906 Certification of CFO	66

(1) Incorporated by reference as previously included in Form 20-F filed January 29, 2001.

(2) Incorporated by reference as previously included in Form 20-F filed January 29, 2002.

(3) Incorporated by reference as previously included in Form 20-F filed January 31, 2003.

(4) Incorporated by reference as previously included in Form 20-F filed January 30, 2004.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F at July 31, 2004 and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 30, 2004

TRANS-ORIENT PETROLEUM LTD.

By:       "Barry MacNeil"

              __________________________________________________________
              Barry MacNeil, Secretary, CFO and Director