Form 20-F/A
period 2004-07-31
TRANS ORIENT PETROLEUM LTD/
filed 2005-06-27
CIK 1007023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
Amendment No. 1

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

TRANS-ORIENT PETROLEUM LTD.
(Translation of Registrant’s name into English)

YUKON TERRITORY, CANADA
(Jurisdiction of incorporation or organization)

1407-1050 Burrard Street
Vancouver, British Columbia, Canada, V6Z 2S3
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
None

Number of outstanding shares of Trans-Orient’s only class of capital stock as on July 31, 2004.
2,516,823 Common Shares Without Par Value

- ii -

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

Item 17  ☒   Item 18  ☐

(End of Cover Page)

- iii -

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F amends the Annual Report on Form 20-F of Trans-Orient Petroleum Ltd. (the “Company”) for the fiscal year ended July 31, 2004 originally filed with the United States Securities and Exchange Commission on January 31, 2005 (the “Original Form 20-F”). This Amendment No. 1 to Form 20-F includes the audit report of the Company’s prior auditor, Sadovnick Telford and Skov, on the Company’s balance sheet as at July 31, 2003 and its consolidated statements of operations and deficits and cash flows for the years ended July 31, 2003 and 2002. The audit report had not been included in the Original Form 20-F and is included with the audited financial statements of the Company included in Item 17 to this Amendment No. 1 to Form 20-F. This Amendment No. 1 to Form 20-F does not amend any other information included in the Original Form 20-F.

ITEM 17.            FINANCIAL STATEMENTS.

The following audited financial statements of the Company are included with this Annual Report on Form 20-F, as amended:

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

We conducted our audit in accordance with generally accepted auditing standards (“GAAS”) in Canada and the standards of the Public Company Accounting Oversight Board (“PCAOB”) (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

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

“De Visser Gray”

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
Canada
November 12, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING DIFFERENCES

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

“De Visser Gray”

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
Canada
November 12, 2004

AUDITORS' REPORT

To the Shareholders of Trans-Orient Petroleum Ltd.

We have audited the consolidated balance sheets of Trans-Orient Petroleum Ltd. as at July 31, 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the two-year period then ended July 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2003 and the results of its operations and its cash flows for each of the years in the two-year period then ended July 31, 2003 in accordance with Canadian generally accepted accounting principles.

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING DIFFERENCES

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

“Sadovnick Telford + Skov”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
Canada
September 26, 2003, except as to Note 12(a) which is as of October 6, 2003

TRANS-ORIENT PETROLEUM LTD. Consolidated Balance Sheets (Expressed in United States Dollars)

As at July 31,	2004	2003

Assets
Current

Cash	$69,887	$227,289
Accounts receivable	356	2,155
Due from related company (Note 8(a))	7,971	11,443
Loan receivable (Note 3)	-	30,000
Prepaid expenses	32,972	34,025

	111,186	304,912

Investment in associated companies (Note 4)	1,197,839	557,609
Property and equipment (Note 7)	89,676	120,761
Oil and gas interest (Note 10)	1	1

Total Assets	$1,398,702	$983,283

Liabilities

Current

Accounts payable and accrued liabilities	$6,017	$45,692
Due to associated company (Note 8(a))	-	1,469

Total Liabilities	6,017	47,161

Non-Controlling Interest in AMG Oil Ltd.	25,315	57,581

Shareholders’ Equity

Common stock without par value;
Unlimited number of shares authorized;
Issued and outstanding at July 31, 2004:
2,516,823; July 31, 2003: 2,416,823 (Note 9)	13,175,075	13,145,075
Common stock held by subsidiary: 2,205 shares	(11,993)	(11,993)
Deficit	(11,795,712)	(12,254,541)

Total Shareholders’ Equity	1,367,370	878,541

Total Liabilities and Shareholders’ Equity	$1,398,702	$983,283

See accompanying notes to the consolidated financial statements

TRANS-ORIENT PETROLEUM LTD. Consolidated Statements of Operations and Deficit (Expressed in United States Dollars)

For the years ended July 31,	2004	2003	2002

Expenses

General and administrative (Schedule)	$124,040	$144,754	$224,676

Loss before other items	(124,040)	(144,754)	(224,676)

Other Items:

Gain on forgiveness of debt (Note 6)	-	37,556	-
Gain on sale of investment in associated company (Note 4)	528,931	10,054	9,833
Interest income	1,696	2,882	3,589
Recovery of loan receivable previously written-off (Note 8(b))	24,660	40,426	86,967
Recovery of costs (Note 12)	46,477	-	-
Write-down of investment in associated companies (Note 4)	-	(258,529)	(264,192)
Write-off of loan receivable	(30,000)	-	-
Write-off of oil and gas interest (Notes 5 and 10)	-	(286,331)	(1)
Write-off of property and equipment	(21,161)	-	-

Income (loss) from operations	426,563	(598,696)	(388,480)
Non-controlling interest’s portion of AMG’s loss	32,266	142,435	-

Income (loss) before income taxes and unusual item	458,829	(456,261)	(388,480)
Provision for income taxes	-	-	(9,084)

Income (loss) before unusual item	458,829	(456,261)	(397,564)
Gain on recognition of negative goodwill (Note 5)	-	195,254	-

Net income (loss) for the year	458,829	(261,007)	(397,564)

Deficit – Beginning of year	(12,254,541)	(11,993,534)	(11,595,970)

Deficit – End of year	$(11,795,712)	$(12,254,541)	$(11,993,534)

Income (Loss) per share -basic	$0.19	$(0.11)	$(0.26)
-diluted	$0.14	$(0.11)	$(0.26)

Weighted-average number of common shares outstanding,
net of reciprocal holdings	2,431,344	2,415,917	1,553,809

See accompanying notes to the consolidated financial statements

TRANS-ORIENT PETROLEUM LTD. Consolidated Statements of Cash Flows (Expressed in United States Dollars)

For the years ended July 31,	2004	2003	2002
Net increase (decrease) of cash related to the following:
Operating Activities
Net income (loss) for the year	$458,829	$(261,007)	$(397,564)
Items not affecting cash:
Amortization	9,924	12,430	12,387
Gain on recognition of negative goodwill	-	(195,254)	-
Gain on forgiveness of debt in associated company	-	(37,556)	-
Gain on sale of investment in associated company	(528,931)	(10,054)	(9,833)
Non-controlling interest	(32,266)	(142,435)	-
Recovery of loan receivable previously written-off	(24,660)	(40,426)	(86,967)
Recovery of costs	(46,477)	-	-
Write-down of investment in associated companies	-	258,529	264,192
Write-off of loan receivable	30,000	-	-
Write-off of oil and gas interest	-	286,331	1
Write-off of property and equipment	21,161	-	-
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	6,802	4,482	1,777
Accounts receivable	1,799	458	314
Loan receivable	-	(30,000)	-
Loan receivable from associated company	24,660	40,426	86,967
Due from associated companies	-	3,543	5,822
Due from related company	2,003	(758)	(3,980)
Prepaid expenses	1,053	(5,218)	11,766
Due to associated company	-	(12,857)	4,434
Net cash used for operating activities	(76,103)	(129,366)	(110,684)

Financing Activities
Common stock issued for cash	30,000	-	200,000
Net cash provided by financing activities	30,000	-	200,000

Investing Activities
Acquisition of control of subsidiary, net of cash acquired	-	107,413	-
Proceeds from sale of investment in associated company	1,084,951	98,706	76,908
Purchases of investments in associated companies	(1,196,250)	(140,000)	-
Purchases of property and equipment, net	-	(2,588)	-
Net cash provided by (used for) investing activities	(111,299)	63,531	76,908

Net (decrease) increase in cash	(157,402)	(65,835)	166,224
Cash – Beginning of year	227,289	293,124	126,900
Cash - End of year	$69,887	$227,289	$293,124

See accompanying notes to the consolidated financial statements

TRANS-ORIENT PETROLEUM LTD. Consolidated Schedules of General and Administrative Expenses (Expressed in United States Dollars)

For the years ended July 31,	2004	2003	2002

General and Administrative Expenses

Accounting and audit	$28,003	$5,961	$15,484
Amortization	9,924	12,430	12,387
Consulting fees	-	-	27,445
Corporate relations and development	4,579	7,161	19,164
Corporation capital tax	-	-	3,914
Filing and transfer agency fees	14,252	10,164	9,288
Foreign exchange (gain) loss	(2,206)	(1,066)	4,394
Investor relations	-	24,188	8,120
Legal	5,076	5,214	10,999
Office and miscellaneous	13,655	15,817	26,222
Printing	3,201	3,653	11,640
Rent	13,704	16,575	18,176
Telephone	4,433	7,353	10,252
Travel, promotion and accommodation	5,498	12,082	10,076
Wages and benefits	23,921	25,222	37,115

	$124,040	$144,754	$224,676

See accompanying notes to the consolidated financial statements

TRANS-ORIENT PETROLEUM LTD. Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

For the Years Ended July 31, 2004 and 2003

NOTE 1 - NATURE OF OPERATIONS

Trans-Orient Petroleum Ltd. (the “Company”) was incorporated under the Company Act (British Columbia) on July 25, 1986 and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). The Company is engaged in identifying, financing, and providing business development services for early-stage resource and technology businesses (“Associated Companies"). The Company’s operating strategy is to acquire a significant equity interest in Associated and Non-Associated Companies and to provide financial, managerial, and technical support to accelerate the achievement of the Associated Companies' business goals and objectives. At July 31, 2004, the Company held interests in three Associated Companies.

The Company’s consolidated financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. However, the Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities for financing. Future capital requirements will depend on many factors including the Company's ability to execute its business plan. The Company intends to continue relying upon the issuance of securities to finance its future activities but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company. Although these consolidated financial statements do not include any adjustments that may result from the inability to secure future financing, such a situation would have a material adverse effect on the Company’s business, results of operations and financial condition.

Refer to Note 4

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Accounting principles and use of estimates

These financial statements are prepared in conformity with Canadian generally accepted accounting principles, which require the Company’s management to make informed judgements and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. Significant estimates include, but are not limited to, the accounting for amortization and the determination of the net recoverable value of assets and income taxes. The Company’s investments in associated companies are also items that, due to expected market volume and price fluctuation, may yield net realizable values that are materially different from their current carrying values at any point in time. Actual results could differ from these estimates.

Material differences between Canadian and United States generally accepted accounting principles, applicable to the Company’s financial statements, are described in note 14.

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

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Principles of accounting for investment in associated companies

The Company’s investments in Associated Companies are accounted for using either the equity method or cost methods pf accounting. The equity method is used when the Company, through its level of investment, exercises significant influence over the Associated Company. The cost method of accounting is applied to investments in Associated Companies over which the Company does not exercise significant influence.

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

Property and equipment are stated at cost less accumulated amortization. Amortization is computed over the estimated useful lives of the assets as follows:

Apartment, furniture and office equipment: 4% and 20% per annum on the declining balance basis Leasehold improvements: straight-line basis over five years

For each fiscal year in which property and equipment are acquired, management deems each acquisition to occur midway through the fiscal year and, accordingly, the amortization recorded in respect to such assets is restricted to one-half of the amount calculated based on year end balances. Amortization is not recorded in the year of disposal.

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

The Company’s accounting policy for future income taxes currently has no effect on the financial statements of any of the fiscal years presented.

k)	Share capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company’s shares on the OTC Bulletin Board on the date of the agreement to issue shares and the date of share issuance.

NOTE 3 - LOAN RECEIVABLE

During the fiscal year ended July 31, 2003, the Company, through its controlled subsidiary AMG Oil Ltd. (“AMG”), entered into a $30,000 loan agreement with The Innes Group Inc. (“Innes”), a private California-based company. At the Company’s option, the loan receivable could have been used as an initial payment against the acquisition price of Touchpoint Metrics, an asset solely owned by Innes. On April 21, 2004, AMG notified Innes that it did not want to convert, the loan into equity in the assets of Touchpoint Metrics. The loan receivable converts into a promissory note on August 6, 2004, bearing interest at 5% per annum payable monthly over three years until the principal and interest is paid in full.

The Company wrote-off this loan receivable during the year ended July 31, 2004 because there is considerable doubt whether the Company will receive any payments relating to the promissory note.

NOTE 4 - INVESTMENTS IN ASSOCIATED COMPANIES

At July 31, 2004, the Company’s ownership interests in Associated Companies accounted for under the consolidation method or cost method of accounting are as follows:

					Percentage of
	July 31,			July 31,	Ownership/
	2003	Sales	Purchases	2004	Number of
	Carrying	during	During	Carrying	Common
	Value	the year	the year	Value	Shares Held
Consolidation Method:
AMG Oil Ltd.	$-	$-	$-	$-	49.40%/
					8,200,000
Cost Method:
Verida Internet Corp.	1	-	-	1	8.68%/
					844,642
Austral Pacific Energy	507,608	(556,020)	1,196,250	1,147,838	6.76%/
Ltd.					954,145
Gondwana Energy, Ltd.	50,000	-	-	50,000	23.81%/
					3,000,000
	557,609	(556,020)	1,196,250	1,197,839

	$557,609	$(556,020)	$1,196,250	$1,197,839

During the 2004 fiscal year, the Company, sold 725,000 shares of its investment in Austral Pacific Energy Ltd. (“Austral Pacific”) (formerly “Indo-Pacific Energy Ltd.”), with a book value of $442,250 or $0.61 per share, for $903,353, or approximately $1.25 per share, resulting in a gain over carrying value of $461,103. The proceeds from the sale of this investment and additional working capital were used to purchase 765,500 units of Austral Pacific at a price of $1.30 (NZ$2.00) per unit by participating in Austral Pacific’s initial public offering (“IPO”) to list on the New Zealand Stock Exchange. Each unit of Austral Pacific purchased under the IPO includes one common share and a half warrant, exercisable for one year at a price of approximately $1.37 (NZ$2.20) . The Company also acquired an additional 175,000 shares of Austral Pacific through the exercise of share purchase warrants at a price of $201,250 or $1.15 per share.

During the 2004 fiscal year, the Company also sold an additional 93,500 shares of Austral Pacific, with a carrying value of $113,770 or $1.22 per share, for $181,598 or $1.94 per share, resulting in a gain over carrying value of $67,828. The Company reached an agreement with Austral Pacific to amend the expiry date of the Company’s 836,845 Series “A” warrants from December 31, 2003 to January 5, 2005 in consideration of Austral Pacific canceling the Company’s Series “B” warrants held as well as an increase in the exercise price of the Series “A” warrants by US$0.10 to US$1.50 per common share.

During the 2003 fiscal year, the Company wrote down its investment in Austral Pacific by $258,529, based on a decline in the market value of the shares of Austral Pacific. The Company also sold 119,800 shares of Austral Pacific with a carrying value at that time of $88,652 for cash proceeds of $ 98,706, resulting in a gain of $10,054.

At July 31, 2004, the Company held the following share purchase warrants to acquire, shares of common stock:

	Number	Price	Expiry
	of Shares	Per Share	Date
Austral Pacific Energy Ltd. – Series “A”	836,845	$1.50	January 5, 2005
Austral Pacific Energy Ltd. – NZ IPO	382,750	NZ$2.10	January 5, 2005

Refer to Note 5

NOTE 5 - ACQUISITION OF BUSINESS

On March 4, 2003 the Company acquired a controlling interest of 49.4% in AMG Oil Ltd. (“AMG”) and has therefore reported its investment in AMG on a consolidation basis since that date. Upon the acquisition of control of AMG for a nominal amount, the Company recognized a gain of negative goodwill totaling $195,254 during the 2003 fiscal year. The assets acquired by the Company on consolidation included an additional 600,000 shares of Gondwana Energy, Ltd. having an estimated fair value of $10,000, as well as an oil and gas interest valued at $286,332 that was subsequently written-down to $1. The breakdown of the negative goodwill recorded in 2003 is as follows:

Total assets of AMG at March 4, 2003	$418,915
Total liabilities of AMG at March 4, 2003	(23,643)
Net identifiable assets at the time of acquisition of control	395,272
Controlling interest	49.4%
Net identifiable assets purchased	195,255
Purchase price	(1)
Negative goodwill upon acquisition	$195,254

Refer to Note 10

NOTE 6 - FORGIVENESS OF DEBT

During the 2003 fiscal year, the Company recorded aggregate recoveries of $37,556 from the extinguishment of certain accounts payable balances upon liquidation of its wholly-owned subsidiary, Trans-Orient Petroleum (NZ) Limited and AMG Oil (NZ) Limited, a wholly-owned subsidiary of AMG Oil Ltd. The Company’s management does not consider that these amounts are payable, although there is no assurance that formal claims will not be made against the Company for some or all of these balances in the future.

NOTE 7 - PROPERTY AND EQUIPMENT

Property and equipment are comprised as follows:

	2004	2003

Apartment	$100,945	$100,945
Furniture and office equipment	108,325	108,325
Leasehold improvements	2,337	2,337
	211,607	211,607
Accumulated amortization	(100,770)	(90,846)
Write-off of property and equipment	(21,161)	-
	$89,676	$120,761

NOTE 8 - RELATED AND ASSOCIATED COMPANIES TRANSACTIONS

Certain transactions of the Company involve publicly-traded companies having directors, officers and/or principal shareholders in common with the Company. These companies are Austral Pacific Energy Ltd. (“Austral Pacific”) (formerly, Indo-Pacific Energy Ltd.), Gondwana Energy, Ltd. (“Gondwana”), Verida Internet Corp. (“Verida”) and TAG Oil Ltd. (“TAG”)

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to non-arms length parties for the same services. The following are related party transactions not disclosed elsewhere in these financial statements.

NOTE 8 - RELATED AND ASSOCIATED COMPANIES TRANSACTIONS (continued)

a)	Due from/to Related and Associated Companies

At July 31, 2004, the Company was owed $7,971 (July 31, 2003 – $11,443) by TAG, a related company.

At July 31, 2004, the Company owed Nil (July 31, 2003 – $1,469) to Austral Pacific, an associated company.

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

There is considerable doubt whether the Company will receive all future payments relating to the loan repayment schedule. For the fiscal year ended July 31, 2004 the Company has received $24,660 (July 31, 2003 – $40,426).

c)	Share Capital

During the 2004 fiscal year, the Company issued 100,000 shares of the Company’s capital stock, resultant from the exercise of share purchase warrants. This issuance included the Company’s President and other individuals related to the Company. The Company also extended the expiry date of the remaining share purchase warrants to June 13, 2005.

Refer to Note 9

d)	Other

During the 2004 fiscal year, the Company paid $7,173 (July 31, 2003 – $6,415) in rent to a private company wholly-owned by the former President of the Company.

The Company and Austral Pacific came to an agreement in August of 2003, with an effective date of July 1, 2003, whereby Austral Pacific agreed to pay $1,500 per month to DLJ Management Corp. (“DLJ”), a wholly-owned subsidiary of the Company, for a portion of DLJ’s overhead in relation to work performed by DLJ on Austral Pacific’s behalf.

During the 2004 fiscal year, the Company incurred $9,056 (July 31, 2003 – $15,317) for wages and benefits to a director of the Company.

NOTE 9 - SHARE CAPITAL

a)	Authorized and Issued Share Capital The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number
Issued and fully paid:	of Shares	Amount

Balance at July 31, 2003 and 2002	2,416,823	$13,145,075
Shares issued during the 2004 fiscal year for cash:
Issued for warrants exercised	100,000	30,000

Balance at July 31, 2004	2,516,823	$13,175,075

b)	Incentive Stock Options and Share Purchase Warrants During the 2004 fiscal year, no stock options were granted or amended. At July 31, 2004, the following stock options are outstanding:

Number	Price	Expiry
of Shares	per Share	Date

27,777	$31.50	March 31, 2005

At July 31, 2004, the following share purchase warrants to purchase common shares are outstanding:

Number	Price	Expiry
of Shares	per Share	Date

900,000	$0.35	June 13, 2005

During the 2004 fiscal year, the Company approved an extension in the term of its outstanding share purchase warrants for an additional year, subject to an increase in the exercise price of $0.05 per share to $0.35 per share and the warrant holders agreeing to exercise 100,000 warrants at the original exercise price of $0.30.

NOTE 10 - OIL AND GAS INTEREST

AMG Oil (NZ) Limited, a wholly-owned subsidiary of AMG Oil Limited, had a 52.5% participating interest in Petroleum Exploration Permit 38256 (“PEP 38256”) which was granted by the New Zealand government on August 25, 1997. On May 2, 2003, the Company, through AMG Oil Limited, gave notice to the operator of PEP 38256 that AMG Oil (NZ) Limited was no longer financially able to continue as a party of the joint venture and has therefore withdrawn from the joint venture and the permit. The notice of withdrawal constituted an offer of assignment to the other parties of the joint venture.

At July 31, 2003, the Company, after considering the upcoming financial requirements of PEP 38256, withdrew from the permit and wrote off $286,331 of the Company’s capitalized costs relating to PEP 38256. For the 2004 fiscal year, the Company spent $Nil (2003: $Nil) on activities related to PEP 38256 and no further costs are expected in the future.

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

2005	$290,264
2006	461,164
2007	448,571
2008	954,501
2009	55,146
2010	334,163
$2,543,809

The potential future benefit associated with these excess resource tax pools and non-capital loss carry-forwards has not been recognized in these financial statements, as it cannot be considered likely that these amounts will be utilized to reduce future taxable income.

NOTE 12 – RECOVERY OF COSTS

The Company has written off $46,477 of liabilities for which no claim has been made for a number of years. Should any amount ultimately be paid they will be recorded in the time of payment.

NOTE 13 – SUBSEQUENT EVENTS

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

NOTE 14 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”) except for the following differences:

a)	Assets

Under Canadian GAAP, the Company’s investments in Associated Companies accounted for under the cost method of accounting are valued at the lower of cost or market value. Under U.S. GAAP, such investments are classified as available-for-sale securities and reported at market value, with unrealized gains and losses included as a component of comprehensive income.

	July 31,	July 31,
	2004	2003
Investments under Canadian GAAP	$1,197,839	$557,609
Adjustment required under U.S. GAAP	199,715	199,715
Cumulative historical adjustments to date	703,859	-

Investments under U.S. GAAP	$2,101,413	$757,324

NOTE 14 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Total assets under U.S. GAAP as at July 31, 2004 and 2003 are $2,101,413 and $1,181,529, respectively.

b)	Stockholders’ Equity

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

Under APB 25, compensation cost must be recognized for all compensatory stock options granted whenever the market price of the Company’s shares on the date of grant exceeds the exercise price.

	July 31,	July 31,
	2004	2003
Common stock under Canadian GAAP	$13,175,075	$13,145,075
Cumulative historical adjustments to date	833,611	833,611
Common stock under U.S. GAAP	$14,008,686	$13,978,686

In accordance with SFAS 123, the following is a summary of the changes in the Company’s stock options for the 2003, 2002 and 2001 fiscal years:

	2004		2003		2002
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price	of Shares	Price

Balance at beginning of year	27,777	$31.50	88,333	$45.63	88,333	$45.63
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Expired	-	-	(60,556)	52.14	-	-
Cancelled	-	-	-	-	-	-
Outstanding and exercisable
at end of year	27,777	$31.50	27,777	$31.50	88,333	$45.63

NOTE 14 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

No stock options were granted during the 2004, 2003 or 2002 fiscal years.

There has been no difference to the Company’s net loss and basic and diluted loss per share as reported or pro forma when the fair value based method of accounting defined in SFAS 123 had been applied for the 2004, 2003 and 2002 fiscal years.

ii) Accumulated Deficit

The effects of Note 14(b)(i) on accumulated deficit are as follows:

	July 31,	July 31,
	2004	2003

Deficit under Canadian GAAP	$(11,795,712)	$(12,254,541)
Net income (loss) under U.S. GAAP	473,649	(261,007)
Deduct net (income) loss under Canadian GAAP	(473,649)	261,007
Cumulative historical adjustments to date	(833,611)	(833,611)

Accumulated deficit under U.S. GAAP	$(12,629,323)	$(13,088,152)

iii) Accumulated Other Comprehensive Income The effects of Note 14(a) on accumulated other comprehensive income are as follows:

	July 31,	July 31,
	2004	2003

Accumulated other comprehensive income under Canadian GAAP	$-	$-
Unrealized gain (loss) on investment in associated companies	703,859	199,715
Cumulative historical adjustments to date	199,715	-

Accumulated other comprehensive income under U.S. GAAP	$903,574	$199,715

As a result of these adjustments under U.S. GAAP, total stockholders’ equity as at July 31, 2004 and 2003 are $2,282,937 and $1,078,256, respectively.

NOTE 14 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

c)	Net Loss and Comprehensive Loss for the Year

The following are the effects of Notes 14(a) and (b) on net loss and comprehensive income (loss) for the 2004, 2003 and 2002 fiscal years:

	2004	2003	2002

Net income (loss) for the year under	$458,829	$(261,007)	$(397,564)
Canadian and US GAAP
Other comprehensive income (loss):
Unrealized gain (loss) on investment
in associated companies	703,859	199,715	(451,896)

Comprehensive income (loss) for the year
under U.S. GAAP	$1,162,688	$(61,292)	$(849,460)

d)	Loss per Share

Statement of Financial Accounting Standards No. 128: Earnings per Share (“SFAS 128”) replaces the presentation of primary earnings per share (“EPS”) with a presentation of both basic and diluted EPS for all entities with complex capital structures including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common stock and is computed similarly to fully-diluted EPS pursuant to previous accounting pronouncements. SFAS 128 applies equally to loss per share presentations.

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations for the 2004, 2003 and 2002 fiscal years:

	2004	2003	2002

Numerator, net income (loss) for the year
under U.S. GAAP	$458,829	$(261,007)	$(397,564)

Denominator:
Weighted-average number of shares,
net of reciprocal holdings, under U.S. GAAP	3,359,121	2,415,917	1,553,809

Basic income (loss) per share,
net of reciprocal holdings, under U.S. GAAP	$0.19	$(0.11)	$(0.26)
Diluted income (loss) per share,
net of reciprocal holdings, under U.S. GAAP	$0.13	$(0.11)	$(0.26)

Stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share for the 2003 and 2002 fiscal years as such inclusion would be antidilutive due to the net losses incurred.

ITEM 18.            EXHIBITS

Exhibit	Exhibition Description
Reference
1	Articles of incorporation, bylaws and instruments defining rights of common shareholders. (1)
4.1	Subscription agreements with Alex Guidi dated June 6, 2002 (3)
4.2	Subscription Agreements with Peter Loretto dated June 6, 2002. (3)
4.3	Subscription Agreement with Tanya Loretto dated June 6, 2002. (3)
4.4	Agreement dated August 23, 2002 between the Registrant and Indo-Pacific Energy Ltd. for the purchase of 175,000 units Of Indo-Pacific at a price of US$.80 per unit. (3)
4.5
Agreement dated February 14, 2002 between the Registrant and Indo-Pacific Energy Ltd. for the termination of the Registrants Royalty Rights and amendment of the warrants held by the Registrant to acquire additional shares in Indo-Pacific. (3)

4.6	Subscription agreements with McLellan Investments Inc. dated September 12, 2000. (2)
4.7	Subscription Agreements with Ron Bertuzzi dated October 12, 2000 and December 20, 2000. (2)
4.8	Subscription Agreement with Peter Loretto dated November 15, 2000. (2)
4.9	Compromise Agreement between the Registrant and Verida Internet Corp. dated October 15, 2001. (2)
8.0	List of Wholly-Owned Subsidiaries of Trans-Orient Petroleum Ltd. (5)
11	Code of Ethics (5)
12.1	Section 302(a) Certification of CEO (6)
12.2	Section 302(a) Certification of CFO (6)
13.1	Section 906 Certification of CEO (6)
13.2	Section 906 Certification of CFO (6)
14.1	Change of auditor papers (5)

(1)	Incorporated by reference as previously included in Form 20-F filed January 29, 2001.
(2)	Incorporated by reference as previously included in Form 20-F filed January 29, 2002.
(3)	Incorporated by reference as previously included in Form 20-F filed January 31, 2003.
(4)	Incorporated by reference as previously included in Form 20-F filed January 30, 2004.
(5)	Filed as an exhibit to our Annual Report on Form 20-F for the year ended July 31, 2004 filed January 31, 2005.
(6)	Filed as an exhibit to this Amendment No. 1 to Form 20-F.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

June 24, 2005

TRANS-ORIENT PETROLEUM LTD.

By:	/s/ Barry MacNeil
Barry MacNeil, Secretary, CFO and Director