Form 20-F
period 2005-07-31
TRANS ORIENT PETROLEUM LTD/
filed 2006-01-31
CIK 1007023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2005 (with other information to January 21, 2006 except where noted)

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 0-27668

TRANS-ORIENT PETROLEUM LTD.
(Exact name of Registrant specified in its charter)

TRANS-ORIENT PETROLEUM LTD.
(Translation of Registrant's name into English)

BRITISH COLUMBIA, CANADA
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

Number of outstanding shares of Trans-Orient’s only class of capital stock as on July 31, 2005.
2,516,869 Common Shares Without Par Value

- ii -

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [ x ]      No [ ]

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17 [ x ]      Item 18 [ ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12-b of the exchange act):

Yes [ ]      No [ x ]

(End of Cover Page)

T A B L E O F C O N T E N T S
of the Form 20F of Trans-Orient Petroleum Ltd. (herein the “Registrant”)

FORWARD-LOOKING STATEMENTS

The information in this annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve risks and uncertainties, including statements regarding our capital needs, business plans and expectations. Such forward-looking statements involve risks and uncertainties regarding the availability of private placement financing, the availability of suitable exploration prospects, the liquidity of our investment in Austral Pacific Energy Ltd., the potential applicability of the Investment Company Act of 1940, and other factors. Forward-looking statements are made, without limitation, in relation to availability of funds and our plan to invest in directly into suitable new resource exploration projects. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential” or “continue”, the negative of such terms or other comparable terminology. Actual events or results may differ materially. In evaluating these statements, you should consider various factors, including the risks outlined below, and, from time to time, in other reports we file with the SEC. These factors may cause our actual results to differ materially from any forward-looking statement. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

PART I

Currency

All currency amounts are stated in United States dollars unless otherwise indicated. (Canadian dollars are denoted CAD.)

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data

The selected historical financial information presented in the table below for each of the years ended July 31, 2005, 2004, 2003, 2002 and 2001, is derived from the audited consolidated financial statements of the Registrant. The audited financial statements of the Registrant for the years ended July 31, 2005, 2004 and 2003 are included in this Filing. The selected historical financial information for the years ended July 31, 2002 and 2001 presented in the table below are derived from audited financial statements of the Registrant that are not included in this Filing but were included in previous filings. The selected financial information presented below should be read in conjunction with the Registrant’s consolidated financial statements and the notes thereto (Item 17) and the Operating and Financial Review and Prospects (Item 5) elsewhere in this Filing.

The selected consolidated financial data has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The consolidated financial statements included in Item 17 in this filing are also prepared under Canadian GAAP. Included within these financial consolidated statements in Note 10 is a reconciliation between Canadian and US GAAP.

Under Canadian Generally Accepted Accounting Principles (in US$)

	Year Ended July 31
	2005	2004	2003	2002	2001
	$	$	$	$	$
Balance Sheet Data
Current Assets	237,601	111,186	304,912	338,714	186,412
Investments	2,219,072	1,197,839	557,609	754,791	1,086,058
Property and Equipment	85,316	89,676	120,761	127,483	139,870
Oil and Gas Interests	-	1	1	1	2
Total Assets	2,541,989	1,398,702	983,283	1,220,989	1,412,342
Share Capital	13,175,075	13,175,075	13,145,075	13,145,075	12,945,075
Share Capital held by
subsidiary	-	(11,993)	(11,993)	-	-
Deficit	(10,653,466)	(11,795,712)	(12,254,541)	(11,993,534)	(11,595,970)

Operating Data
Gross Revenue	1,896	1,696	2,882	3,589	29,536
Net Income (Loss)	1,142,246	458,829	(261,007)	(397,564)	(5,265,478)
Net Income (Loss)
per Share	0.45	0.19	(0.11)	(0.26)	(3.78)

Under U.S. Generally Accepted Accounting Principles (in US$)

	Year Ended July 31
	2005	2004	2003	2002	2001
	$	$	$	$	$
Balance Sheet Data
Current Assets	237,601	111,186	304,912	338,714	186,412
Investments	4,263,187	2,101,413	757,324	754,791	1,537,954

Property and Equipment	85,316	89,676	120,761	127,483	139,870
Oil and Gas Interests	-	1	1	1	2
Total Assets	4,586,104	2,101,413	1,181,529	1,220,989	1,864,238
Share Capital	14,008,686	14,008,686	13,978,686	13,978,686	13,778,686
Deficit	(11,487,076)	(12,629,323)	(13,088,152)	(12,827,145)	(12,429,581)
Accumulated Other
Comprehensive Income
(Loss)	2,044,115	903,574	199,715	-	451,896

Operating Data
Gross Revenue	1,896	1,696	2,882	3,589	29,536
Net Income (Loss)	1,142,246	458,829	(261,007)	(397,564)	(5,253,182)
Comprehensive Income
(Loss)	2,282,787	1,162,688	(61,292)	(849,460)	(5,376,305)
Net Loss per Share	0.45	(0.11)	(0.11)	(0.26)	(3.78)

Although there are differences between Canadian GAAP and US GAAP there are no material differences, with the exception of Investments and Comprehensive Income (Loss), for the years ended July 31, 2005 and 2004. (See also Item 17.) These material differences between Canadian and US GAAP are discussed in Note 10 to the financial statements.

Exchange Rates

The Registrant’s financial statements, as provided under Item 8 and 17 are presented in United States Dollars. On July 31, 2005 the buying rate for Canadian dollars was US $1.00 for CAD$1.2241. At the close of business on January 14, 2006 the buying rate for Canadian dollars was US$1.00 for CAD$1.1583. Rates of exchange are obtained from the Bank of Canada and believed by the Registrant to approximate closely the rates certified for customs purposes by the Federal Reserve Bank in New York.

The following table sets out the buying rate for Canadian dollars for the last six months of the fiscal year:

	Feb 2005	Mar 2005	Apr 2005	May 2005	Jun 2005	Jul 2005
Month End	1.2335	1.2096	1.2554	1.2552	1.2254	1.2241
Average	1.2383	1.2157	1.2374	1.2553	1.2403	1.2232
High (2)	1.2559	1.2438	1.2585	1.2696	1.2571	1.2436
Low (2)	1.2249	1.2018	1.2151	1.2372	1.2254	1.2027

The following table sets out the buying rate for Canadian dollars for the last five fiscal years:

	2005	2004	2003	2002	2001

Year End (1)	1.2241	1.3295	1.4048	1.5776	1.5325
Average	1.1789	1.3382	1.4959	1.5700	1.5237
High (2)	1.2185	1.4072	1.6010	1.6125	1.5793
Low (2)	1.1467	1.2712	1.3323	1.5122	1.4730

Notes:
(1) Year end is July 31.
(2) The high and low buying rate figures are selected from daily high and low figures.

B. Capitalization and indebtedness

Not applicable

C. Reasons for the offer and use of proceeds

Not applicable

D. Risk Factors

The common shares of the Registrant must be considered a speculative investment due to a number of factors primarily related to the nature of its business (resource exploration) and its early stage of development and history of losses. An investment in the Registrant’s common shares should only be made by persons who can afford to lose their entire investment and there can be no assurance that the Registrant’s common shares will increase in value. The purchase of the common shares involves a number of significant risk factors. Purchasers of common shares should consider the following:

1. Investments

The Registrant’s principal asset and source of liquidity is its shares of Austral Pacific Energy Ltd. and the Registrants financial condition and liquidity will be adversely impacted in the event of a decline in the share price of Austral Pacific. The Registrant does not control Austral Pacific and accordingly, decisions made by Austral Pacific may adversely impact the Registrant.

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

3. History of Losses

Excluding the 2005 and 2004 fiscal years, the Registrant has a history of losses from operations from failed investments in oil and gas and the internet. There is no assurance that the Registrant will enjoy any success in any future business activity.

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

4. Funding Through Equity and Asset Sales

The Registrant at this time expects to principally rely on selling its equity securities to raise funds to finance its business of seeking hydrocarbon prospects and to identify, finance and provide business development services to early-stage resource and technology businesses. The Registrant also expects that it will be likely that it will have to resell its holdings of securities in Austral as another source of funds. There can be no assurance that a market for Austral’s common shares will be sufficiently liquid to permit such potential resales at prices which will be acceptable to management or which will not cause a loss on resale. It should be assumed that the market for the Austral’s common shares may continue to be illiquid, sporadic and volatile.

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

8. Thinly Traded Public Market

The Registrant’s shares trade on the OTC Bulletin Board. The Registrant has only 259 registered shareholders as at January 19, 2006, and its shares are relatively thinly traded. There can be no assurance that a stable market for the Registrant’s common shares will ever develop or, if it should develop, be sustained. It should be assumed that the market for the Registrant’s common shares will continue to be highly illiquid, sporadic and volatile. The Registrant is required to maintain its status as a “reporting issuer” under the Securities Exchange Act of 1934, in order to be traded by broker-dealers regulated by the National Association of Securities Dealers. If the Registrant fails to remain current in its filings with the Securities and Exchange Commission, the Registrant may be delisted and its shareholders may not be able to sell their shares in the public market within the United States.

9. Dealings With Associated Companies

In previous fiscal years the Registrant was associated through common directors, common officers and common shareholdings with other public junior resource companies disclosed herein. The Registrant may hold equity investments in these other companies. In certain cases, the Registrant has previously been assigned interests from associated companies in compliance with applicable corporate law. The Registrant may also make application for interests in petroleum properties with associated companies. Persons who are not willing to rely on the discretion and judgment of management and the boards of directors of the Registrant and the associated companies should not consider a purchase of its securities.

See Item 7 – “Major Shareholders and Related Transactions”

10. Value of Properties

The amounts attributed to future properties in the Registrant’s financial statements represent acquisition and exploration expenditures only, and should not be taken to in any way reflect realizable value.

11. Investment Company Act

The Registrant may incur significant costs to avoid investment company status and may suffer other adverse consequences if deemed to be an investment company under the Investment Company Act of 1940 (“Investment Company Act”). Some of the Registrant’s equity investments in other businesses may constitute investment securities under the Investment Company Act. A company may be deemed to be an investment company if it owns investment securities with a value exceeding 40% of its total assets, subject to certain exclusions. Investment companies are subject to registration under, and compliance with, the Investment Company Act unless a particular exclusion or safe harbor provision applies. If the Registrant were to be deemed an investment company, it would become subject to the requirements of the Investment Company Act. As a consequence, the Registrant would be prohibited from engaging in business or issuing securities as it has in the past and might be subject to civil and criminal penalties for non-compliance. In addition, certain of the Registrant’s contracts might be voidable, and a court-appointed receiver could take control of the Registrant and liquidate the business. Unless an exclusion or safe harbor was available to the Registrant, it would have to attempt to reduce its investment securities as a percentage of its total assets. This reduction can be attempted in a number of ways, including the disposition of investment securities and the acquisition of non-investment security assets. If the Registrant were required to sell investment securities, the Registrant may sell them sooner than it otherwise would have based on economic factors solely. These sales would likely be at depressed prices and the Registrant may never realize anticipated benefits from, or may incur losses on, these investments. The Registrant may be unable to sell some investments due to contractual or legal restrictions or the inability to locate a suitable buyer. Moreover, the Registrant may incur tax liabilities when it sells assets.

12. Penny Stock Regulation and Difficulties in Selling Shares

The Securities and Exchange Commission (the “SEC”) has adopted rules that regulate broker-dealer practices in connection with transactions in “penny stocks.” Penny stocks generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the NASDAQ

National Market System, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements often have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules.

The Registrant’s common stock is currently subject to the penny stock rules. Accordingly, investors may find it difficult to sell their shares, if at all.

13. Concentration of Ownership and Ineffective Voting Powers

The directors, officers and other affiliates of the Registrant beneficially own a sufficient number of the outstanding common shares of the Registrant to have substantial influence over matters which may require a majority vote of the Registrant’s shareholders, such as the election of members of the board of directors or the sale of all or substantially all of the Registrant’s assets. Should the directors, officers and affiliates vote their shares in a like manner on a matter requiring a majority vote of the Registrant’s shareholders, it is most likely that their position on the matter would control the outcome of the vote. Additionally, because the directors, officers and affiliates posses substantial influence over the Registrant through their significant shareholdings, the value attributable to the right to vote is greatly reduced. This could result in a reduction in the market value to the shares owned by a shareholder because of the ineffective voting power.

ITEM 4. INFORMATION ON THE REGISTRANT

A. History and Development of the Registrant

Corporate Actions:

Our legal and corporate name is Trans-Orient Petroleum Ltd. although we had the name changes below. We are a Vancouver, British Columbia, Canada based company. As a company domiciled in British Columbia, Canada, our legally registered office is 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, B.C. V6E 4N7. Our principal business office is located at Suite 1407-1050 Burrard Street, Vancouver, B.C., Canada, V6Z 2S3.

The Registrant was incorporated on July 25, 1986 under the name Palo Duro Exploration Ltd. by the registration of memorandum and articles under the Company Act (British Columbia). The Registrant changed its name to Stoney Creek Mines Ltd. on July 15, 1988 and to Cyn-Tech Ventures Ltd. on June 30, 1992. On June 30, 1992 the Registrant consolidated its shares on a one new for three old basis. On June 29, 1995 the Registrant consolidated its shares on a one new for five old basis and changed its name to Consolidated Cyn-Tech Ventures Ltd. On June 27, 1996 the Registrant subdivided its shares on a three new for one old basis and changed its name to Trans-Orient Petroleum Ltd. On September 26, 1997 the Registrant was continued from a company subsisting under the Company Act (British Columbia) to a company subsisting under the Business Corporations Act (Yukon). On May 4, 1998 the Registrant subdivided its shares on a two new for one old basis and increased its authorized capital to 200,000,000 shares without par value. On January 17, 2001 the Registrant consolidated its common shares on a one new for twelve old basis, and increased its authorized capital from 200,000,000 to an unlimited amount without par value. The Registrant received shareholder approval at the Annual and Special meeting on January 18, 2002 to further consolidate all of its common shares on a one new for three old basis. The Registrant implemented this consolidation on April 5, 2002. The Registrant did not change its name as a result of the consolidation.

On January 16, 2006 the Registrant was continued out of the jurisdiction of the Yukon Territory and into British Columbia. It is now a company subsisting under Business Corporations Act (British Columbia) which replaced the Company Act (British Columbia) in 2004.

The Registrant became a public or “reporting company” in British Columbia on obtaining a receipt for its initial prospectus offering in British Columbia in April, 1989 and the trading of its shares through the facilities of the Vancouver Stock Exchange (“VSE”) commenced about that time. On June 10, 1997 the shares of the Registrant commenced trading on the National Association of Securities Dealers’ OTC Bulletin Board (the “OTCBB”) under the symbol “TEPUF”. On July 31, 1997 the shares of the Registrant were voluntarily delisted from trading through the facilities of the VSE. Currently the Registrants trading symbol on the OTCBB is “TOPLF”.

Acquisitions and dispositions:

Subsequent to our year ended July 31, 2005, the Registrant exercised 500,000 TAG Oil share purchase warrants at a price of $0.60 per share. The Registrant then sold 1,000,000 shares of its investment in TAG Oil at an average price of approximately $1.14 per share.

The registrant then purchased 200,000 units of Austral at a price of $2.50 per unit. Each unit consists of one common share and one half of one share purchase warrant, with each warrant entitling the Registrant to purchase one common share at a price of $3.50 per share for one year subject to an accelerated expiry if a trigger price of $4.50 is reached in the first twelve months from the issue date. The expiry date of the warrants, if not accelerated is October 13, 2005.

The Registrant also sold 7,305,500 common shares of its controlled subsidiary AMG Oil Ltd. The shares were sold at a price of $0.01 for proceeds of $73,055. As a result of the sale the Registrant no longer controls AMG Oil.

2005:

During the 2005 fiscal year, the Registrant sold 788,800 shares of its investment in Austral, with a book value of $998,160 or $1.27 per share, for $2,216,479 or approximately $2.81 per share, resulting in a gain over carrying value of $1,218,319. The proceeds of this sale and additional working capital were used to exercise 836,845 Austral share purchase warrants at an exercise price of $1.50 per share. On December 21, 2004 the Registrant exercised an additional 382,750 Austral share purchase warrants at an exercise price of NZ$2.10 per share.

The Registrant’s controlled subsidiary, AMG Oil sold 100,000 shares of Gondwana Energy, Ltd. with a book value of $10,000, for proceeds of $6,000 resulting in a loss on sale over carrying value of $4,000.

On March 18, 2005, the Registrant participated in a private placement in TAG Oil Ltd. The Registrant purchased 500,000 units, at $0.40 per nit. Each unit consists of one share and one share purchase warrant with each warrant entitling the Registrant to purchase one common share at a price of $0.60 per share in the first year and $0.80 in the second year, subject to an accelerated expiry if a trigger price is reached of $1.00 in year one and $1.20 in year two, in which event the warrant will expire thirty days after notice is given to the holder that the trigger price was reached, if not exercised.

2004:

On December 4, 2003, the Registrant sold 725,000 shares of its investment in Austral at a price averaging approximately $1.25 per share. The Registrant then replaced these shares on December 11, 2003 by participating in Austral’s initial public offering to list on the New Zealand Stock Exchange. The Registrant acquired 765,500 units in Austral at a price of $1.30 (NZ$2.00), per unit. Each unit consisted of one common share and a half share purchase warrant exercisable at a price of $1.37 (NZ$2.10) until January 5th, 2005. The Registrant also acquired an additional 175,000 shares of Austral Pacific through the exercise of share purchase warrants at a price of $201,250 or $1.15 per share.

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

2003:

On March 4, 2003, the Registrant acquired a 49.4% controlling interest in AMG Oil, due to the repurchase by AMG Oil of 3,000,000 shares of its own common stock for cancellation and return to treasury. AMG Oil does not have significant assets or operations. As a result of the Registrant acquiring a controlling interest in AMG Oil, the Registrant began reporting its investment in AMG Oil on a consolidated basis starting March 4, 2003 and continuing until the sale of control of AMG Oil by the Registrant on November 29, 2005.

On September 6, 2002, the Registrant acquired, by way of private placement, 175,000 units of Austral at $0.80 per unit. Each unit consists of one common share and share purchase warrant, exercisable at $0.90 in the first year and $1.15 in year two ending September 6, 2004.

The Registrant sold 119,800 shares of Austral at a price of approximately US$0.82 per share.

Financing:

2005:

The Registrant did not conduct any financing activities during the 2005 fiscal year. During the year, all of the Registrant’s outstanding share purchase warrants and stock options expired as they were not exercised.

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

B. Business Overview

Nature of Operations

The Registrant is a Vancouver, British Columbia, Canada based company that previously relinquished its direct oil and gas prospect interests in exchange for securities in several affiliated companies the most important of which is Austral Pacific Energy Ltd. As of January 18, 2006, the Registrant holds share equity interests in three junior oil and gas exploration companies. In addition the Registrant currently plans to invest directly into suitable new exploration projects and to consider investing venture capital into existing exploration and technology companies.

During the year ended July 31, 1997 the Registrant changed the focus of its business from petroleum exploration in Canada to petroleum exploration in the Austral-Pacific region and began to acquire and explore petroleum interests in the region, often together with one or more companies, in particular Austral Pacific Energy Ltd.

Between July 1997 and January 2000, the Registrant’s primary focus was on oil and gas exploration through varying participating interests in thirteen permits, located in New Zealand, Australia and Papua New Guinea. On May 23, 2000, the Registrant held a Special Meeting of Shareholders and the Registrant’s shareholders approved the sale of its directly-held interests in its oil and gas permits located in New Zealand, Australia and Papua New Guinea to Austral, a company with certain common shareholders and directors. Under the terms of the sale, a loan payable of approximately $1,042,000 owing to Austral by the Registrant was offset against the purchase price and the Registrant received 4,184,224 Austral units consisting of one common share and a Series “A” share purchase warrant of Austral which warrants have been amended as described above.

The Registrant also received, under the sale, a gross overriding royalty over any future hydrocarbon production of the Australia and Papua New Guinea permits, however these royalties were surrendered for amended equity warrants in Austral, which were further amended as described above and below.

The Registrant also received additional consideration for the sale of its oil and gas interests under the Austral sale as follows:

1.	1,800,000 common shares of AMG Oil valued at $720,000 for the transaction, and an option to purchase further shares of AMG Oil which option has expired unexercised;

2.	600,000 shares of Gondwana Energy, Ltd. valued at $20,000; and

3.	517,020 shares of the Registrant which were surrendered for cancellation (originally valued at $222,319).

The Registrant’s wholly owned subsidiaries, Trans-Orient Petroleum (PNG) Limited, Trans-Orient Petroleum (AUST) Pty. Ltd. and ZOCA 96-16 Pty. Ltd. were sold to Indo-Pacific Energy Ltd. pursuant to the transaction. The total purchase price for the assets sold to Indo-Pacific equated to $4,097,360.

During the Registrant’s 2001 fiscal year, Austral consolidated its common shares on a one new for five old basis resulting in the number of shares the Registrant owned of Austral at that time being consolidated from 4,184,224 shares to 836,845 shares. As a result of this consolidation all warrants were also consolidated on a one new for five old basis but pursuant to the new agreement these warrants were repriced as described above.

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

Concurrent with the sale of the Registrant’s oil and gas interests in May 2000, the Registrant implemented a new business plan to expand its investments in internet infrastructure and e-commerce. To this end the Registrant wrote-off its investment in Verida Internet Corp. in the amount of $3,225,869, which accounts for the majority of the loss recorded in fiscal 2001.

The Registrant, during the 2005 fiscal year, sold 788,800 (2004: 818,500 and 2003: 119,800 and 2002: 59,900) shares of Austral with a carrying value of $998,160 (2004: $556,020 and 2003: $88,652 and 2002: $67,075) for cash proceeds of $2,216,479 (2004: $1,084,951 and 2003: $98,706 and 2002: $76,908).

In summary, the Registrant’s current primary asset at January 19, 2006 is its 6.99% interest in the equity of Austral. Austral has a market capitalization in the $40 million range.

The Registrant’s 100% owned subsidiary, DLJ Management Corp. provides management, accounting and reporting services to companies on a cost recovery basis. These companies are Austral Pacific, TAG Oil Ltd. and AMG Oil Ltd.

C. Organizational Structure

The Registrant, during the 2003 fiscal year completed the liquidation of its inactive wholly-owned subsidiaries, being Reservoir Rock Holdings Ltd. and Trans-Orient Petroleum (NZ) Limited. The Registrant has one remaining active wholly owned subsidiary, being DLJ Management Corp. Unless indicated otherwise, the terms “the Registrant” or any reference to its business and operations means Trans-Orient Petroleum Ltd. inclusive of its wholly-owned subsidiaries. For further information relating to the acquisition and subsequent sale of the controlling interest in AMG Oil Ltd. and the effects on the Registrant, please refer to Item 17.

D. Property, Plant and Equipment

The Registrant has no direct oil and gas interests so it has no operational property, plant or equipment. The Registrant maintains a corporate office space at 1407-1050 Burrard Street, Vancouver, BC, Canada. The office space is shared with other public companies all of whom receive corporate services from the Registrant’s wholly-owned subsidiary DLJ Management Corp. The Registrant also owns a 400 sq. foot office condominium located at 1406-1050 Burrard Street, Vancouver B.C. The office condominium was originally purchased for CAD $147,000 and is held for investment purposes and as office space for the Registrant’s President and Chief Executive Officer. In addition to its interest in Austral, the Registrant also currently owns:

(a)

894,500 common shares of AMG Oil Ltd. with a current market bid price of $0.35 per share. 5,000,000 warrants to acquire a further 5,000,000 common shares, at a price of $1 per share, of AMG Oil Ltd, expired on April 10, 2005 as they were not exercised. AMG Oil Ltd. is a reporting company under the Securities Exchange Act of 1934 whose shares have been quoted on the OTCBB since January 15, 2003. The registrant’s present interest in AMG Oil account for 5.3% of the outstanding shares of AMG Oil. The registrant accounts for the investment in AMG Oil using the cost method. The Registrant disposed of 7,305,500 shares of AMG Oil on November 29, 2005 for $0.01 per share, as described above.

(b)

399,999 common shares (2,400,000 prior to a 1 for 6 reverse split) of Gondwana Energy, Ltd. with a current market bid price of $0.85 per share of Gondwana Energy, Ltd. Gondwana Energy is a reporting company under the Securities Exchange Act of 1934 whose shares have been quoted on the OTCBB since November 9, 2005. Previously Gondwana traded on the Pink Sheets LLC. The Registrant’s present interest in Gondwana accounts for 12.4% of the outstanding shares of Gondwana. The quoted current market price is an amount which implies the price exceeds the estimated value of Gondwana’s assets. The Registrant accounts for the investment in Gondwana using the cost method and as a result the carrying value of the investment is $40,000.

As both the AMG and Gondwana markets are highly illiquid, the Registrant does not consider the currently quoted prices realizable.

ITEM 5. OPERATING, FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis is management’s opinion of the Registrant’s historical financial and operating results and should be read in conjunction with the audited consolidated financial statements of the Registrant (See Item 17) for the years ended July 31, 2005, 2004, and 2003, together with the notes related thereto. The financial statements have been prepared in accordance with Canadian GAAP, and a reconciliation to US GAAP is provided in the notes to the financial statements, under Item 17. All dollar values are expressed in United States dollars, unless otherwise stated.

The consolidated financial statements include the accounts of the Registrant, its wholly-owned subsidiary, DLJ Management Corp., and AMG Oil Ltd., a subsidiary in which it held a 49.4% controlling interest consisting of 8,200,000 shares. Subsequent to fiscal 2005, the Registrant sold 7,305,500 shares of AMG Oil and as a result no longer controls that company.

Operating Results

Summary

The Registrant does not generate any sales or revenue from oil and gas operations. With the exception of the 2005 and 2004 fiscal years net income of $1,142,246 and $458,829, respectively resultant from the sales of Austral Pacific, which the Registrant believes are of a non-recurring nature, it has experienced losses in each of its fiscal periods since incorporation. The Registrant’s only source of capital currently is the issuance of equity securities and, to a lesser extent, the sale of assets consisting primarily of equity securities in Austral Pacific. Total losses incurred from incorporation to the fiscal period ending July 31, 2005 were $10.65 million. The level of future operations, if any, may be limited by the availability of capital resources, the sources of which are not predictable. As a consequence of not currently having oil and gas prospects and the financial resources to explore them, the Registrant’s results from operations may not be a meaningful way of evaluating the Registrant’s current prospects, which are quite dependent on the success of Austral Pacific. Accordingly management believes that the primary financial information of relevance to investors, in management’s opinion, are the measures of liquidity and solvency.

Results of Operations -2005 Compared to 2004 and 2003

The Registrant has not received any revenue from oil and gas operations. Any revenue received by the Registrant was received as a result of minor amounts of interest income earned on cash balances.

The Registrant’s net income for the twelve-month period ended July 31, 2005 was $1,142,246 or $0.45 per share compared to net income for July 31, 2004 of $458,829 or $0.19 per share, and a net loss of $261,007 or $0.11 per share for the period ended July 31, 2003. The Registrant’s net income for 2005 (2004: income and 2003: loss) consisted of general and administrative costs of $105,757 (2004: $124,040 and 2003: $144,754), a loss on sale of investments of $4,000, a loss on sale of stock held by subsidiary of $8,685 and a write-off of an oil and gas interest of $1. These items were offset by a gain on sale of investment of $1,218,319, interest income of $1,896, a recovery of loan receivable previously written-off of $29,004 and a non-controlling interest adjustment of $11,470 relating to AMG Oil Ltd.

The Registrants gain on sale of investments of $1,218,319 was resultant from sales of the Registrant’s investment in Austral Pacific Energy Ltd. The Registrant sold 788,800 shares with a carrying value of $998,160, for proceeds of $2,216,479. The sale of the investment in Austral generated sufficient cash to participate in a private placement to acquire 500,000 units in TAG Oil Ltd, the details of which have been described above.

During the 2005 fiscal year, the Registrant’s controlled subsidiary AMG Oil, sold 100,000 shares of Gondwana Energy, Ltd. with a book value of $10,000 for proceeds of $6,000 resulting in a loss over carrying value of $4,000.

The Registrant, subsequent to the 2005 fiscal year, acquired an additional 200,000 units of Austral at a price of $2.50 and also exercised share purchase warrants to acquire 500,000 shares of TAG Oil at a price of $0.60 as well as selling 1,000,000 shares of TAG Oil, the details of which have been described above.

For the comparable period last year the Registrant’s loss from operations were affected by interest income of $1,696, a recovery of a loan receivable previously written-off of $24,660, a recovery of costs of $46,477 a gain on sale of investment in associated company of $528,931, a loss on forgiveness of loan receivable of $30,000 and a write-off of property and equipment of $21,161.

Costs and expenses

For the year ended July 31, 2005, the General and Administrative (“G&A”) expenses totalled $105,757 which was slightly lower for the year when compared with G&A costs totalling $124,040 for the year ended July 31, 2004. Although total G&A costs were lower during the year a majority of the G&A costs such as directors fees, filing and transfer agency fees, legal, travel promotion and accomodation increased during the 2005 fiscal year as a result of the increased amount of corporate activity relating to the Registrants operations. These increases to G&A were more than offset by a gain on foreign exchange of $67,560 resultant from differing currencies involved in the purchase and sales of the Registrant’s investments. Refer to Item 17 for further information on costs and expenses.

Losses before “other items” were equivalent to the general and administrative expenses for the year ended July 31, 2005 totalling $105,757 versus a loss of $124,040 (2003: $144,754) for the comparable period last year.

Inflation

Not applicable.

Foreign Currency Fluctuations

The Registrant holds its cash reserves primarily in US dollars and does not have significant obligations in other currencies so it does not perceive it is currently subject to significant exchange risks.

Government Regimes

The Registrant, through its equity holdings of Austral Pacific, is indirectly subject to foreign governmental regulations that relate directly and indirectly to its operations including title to the petroleum interests acquired by the Registrant, production, marketing and sale of hydrocarbons, taxation, environmental matters, restriction on the withdrawal of capital from a country in which the Registrant is operating and other factors. There is no assurance that the laws relating to the ownership of petroleum interests and the operation of the Registrant’s business in the jurisdictions in which it currently operates will not change in a manner that may materially and adversely affect its business. There is no assurance that the laws of any jurisdiction in which the Registrant carries on business may not change in a manner that materially and adversely affects its business.

Differences between Canadian and U.S. Generally Accepted Accounting Principles

The Registrant is subject to changes in accounting standards. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) that conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”) that affect the Registrant, with some exceptions that are detailed below in Item 17, Note 10 “Differences between Canadian and United States Generally Accepted Accounting Principles”.

New Accounting pronouncements

At the date of this report there have been no new accounting pronouncements that will have an affect on the Registrant.

Liquidity and capital resources –2005 Compared to 2004 and 2003

Currently, the Registrant has sufficient capital to satisfy its overhead expenditures for the 2006 fiscal year. These overhead expenses average $12,000 per month for the administration salaries, premises, professional fees and like costs and expenses associated with being a public company. The Registrant did not receive any revenue from its operations in 2005 and does not expect to receive any operational revenue during the fiscal 2006 year. Overhead expenditure needs after fiscal 2006 will likely require the Registrant to raise additional capital, from outside sources or sell assets, primarily its portfolio of investments. It is uncertain whether the Registrant will be able to secure outside sources of capital or sell its investments in amounts that are sufficient for the Registrant to continue with its expected operations. Due to the nature of its business, the Registrant does not believe that debt financing is available to it.

Operating Activities:

At July 31, 2005 the Registrant had $231,066 in working capital (July 31, 2004: $105,169, July 31, 2003: $257,751). Cash on hand was $190,053, $69,887, and $227,289 at July 31, 2005, 2004 and 2003 respectively. The Registrant had negative cash flow from operations of $76,228, $76,103, and $129,366 for the years ending July 31, 2005, 2004 and 2003 respectively.

Financing Activities:

The Registrant’s did not conduct any financing activities during the 2005 fiscal year however financing activities generated $30,000 during the 2004 fiscal year and $Nil during the 2003 fiscal year. The financing activities during the 2004 fiscal year consisted of the Registrant receiving $30,000 as a result of the issuance of 100,000 common shares upon the exercise of share purchase warrants. During the 2005 fiscal year all of the Registrants 27,777 stock options and 900,000 share purchase warrants expired unexercised.

Investing Activities:

Subsequent to the 2005 fiscal year and to the date of this report the Registrant completed the following:

The Registrant acquired 500,000 shares of TAG Oil through the exercise of its 500,000 share purchase warrants at a price of $0.60 per share. The Registrant then sold 1,000,000 shares of TAG Oil with a cost of $500,000 for proceeds of $1,141,581 for a gain over book value of $641,581.

The Registrant also participated in a private placement financing in Austral Pacific after the 2005 fiscal year by acquiring 200,000 units of Austral at $2.50 per unit. Each unit consists of one share and one half of one share purchase warrant, with each warrant entitling the Registrant to purchase an additional share at a price of $3.50 per share for one year subject to an accelerated expiry if a trigger price of $4.50 is reached in the first twelve months from the issue date. The expiry of these warrants, if not accelerated is October 13, 2006.

On November 29, 2005, the Registrant sold 7,305,500 shares of its controlled subsidiary, AMG Oil Ltd. The shares were sold at a price of $0.01 per share for proceeds of $73,055. The Registrant now holds 894,500 shares of AMG Oil (5.39%) and as a result no longer controls AMG Oil.

2005:

Investing activities for the 2005 fiscal year consisted of the Registrant receiving net proceeds of $2,216,479 from selling 788,800 shares of Austral Pacific, with a carrying value of $998,160, resulting in a gain on sale amounting to $1,218,319.

The Registrant, through its controlled subsidiary AMG Oil received $6,000 from selling 100,000 shares of Gondwana Energy, Ltd. with a carrying value of $10,000, resulting in a loss over carrying value of $4,000.

AMG Oil also sold 2,205 shares of the Registrant for proceeds of $3,308, with a carrying value of $11,993, resulting in a loss over carrying value of $8,685.

During the 2005 fiscal year the Registrant acquired 836,845 shares of Austral Pacific at a price of $1.50 per share through the exercise of share purchase warrants and acquired another 382,750 shares of Austral Pacific at a price of NZ$2.10 per share through the exercise of share purchase warrants.

The Registrant participated in a private placement in TAG Oil Ltd, purchasing 500,000 units of TAG at a price of $0.40 per unit. Each unit consists of one common share and one share purchase warrant with each warrant entitling the Registrant to purchase one common share at a price of US$0.60 per share in the first year and $0.80 in the second year, subject to an accelerated expiry if a trigger price is reached of $1.00 in year one and $1.20 in year two, in which event the warrant will expire thirty days after notice is given to the holder that the trigger price was reached, if not exercised.

2004:

Investing activities for the 2004 fiscal year consisted of the Registrant receiving net proceeds of $1,084,951 from selling 818,500 shares of its investment in Austral Pacific, with a carrying value of $556,020, resulting in a gain on sale amounting to $528,931. The Registrant also purchased 765,500 units of Austral Pacific at a price of approximately US$1.30 (NZ$2.10) per unit by participating in Austral Pacific’s initial public offering (“IPO”) to list on the New Zealand Stock Exchange. Each unit of Austral Pacific purchased under the IPO includes one common share and a half warrant, exercisable for one year at a price of approximately $1.37 (NZ$2.20) . The Registrant also acquired an additional 175,000 shares of Austral Pacific through the exercise of share purchase warrants at a price of $201,250 or $1.15 per share.

2003:

Investing activities for the 2003 fiscal year consisted of purchasing 175,000 units of Austral Pacific at $0.80 per unit with each unit consisting of one common share and one share purchase warrant, exercisable at $0.90 in the first year and $1.15 in year two and selling 119,800 shares of Austral Pacific with a carrying value of $88,652 for cash proceeds of $98,706, resulting in a gain of $10,054. In addition, investing activities of the Registrant were affected by the acquisition of a controlling interest in AMG Oil Ltd. with a net investing effect totalling $104,825.

Summary:

The net impact of all cash activities during the twelve months ended July 31, 2005 resulted in a net increase in cash of $120,166, compared to a net decrease in cash of $157,402 for the comparable period ended July 31, 2004 and a net decrease in cash of $65,835 for the comparable period ended July 31, 2003.

Our capital resources are comprised primarily of private investors who are either existing contacts of management or who come to our attention through brokers, financial institutions and other intermediaries. Management is of the view that conventional banking is unavailable to exploration stage resource companies. Our access to capital is always dependent upon general financial market conditions. Our capital resources have not changed during our 2005 fiscal year, nor are they anticipated to change during the 2006 fiscal year.

Our anticipated capital expenditures for the remainder of the 2006 fiscal year can be met by our current working capital.

Anticipated Total Work Obligations Before July 31, 2006 (As at July 31, 2005)

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

Tabular Disclosure of Contractual Obligations

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	-	-	-	-	-
Capital finance/lease	-	-	-	-	-
Operating lease	-	-	-	-	-
Purchase obligations	-	-	-	-	-
Other long-term liabilities reflected on the Registrant’s balance sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total	-	-	-	-	-

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

At January 28, 2006, the directors and officers of the Registrant were:

		Office Held
Name and Municipality of Residence	Position Held	Since

Mr. Peter Loretto, (1)	President and Chief Executive Officer and a	2003
Richmond, B.C.	Director

Mr. Barry MacNeil, (2)	Corporate Secretary, Chief Financial Officer and a	2004
Surrey, B.C.	Director

Michael Hart, (1)	Director	1998
Roberts Creek, B.C.

Douglas Lynes, (1) (3)	Director	2005
Delta, B.C

Notes:
(1)	Member of audit committee.
(2)	On October 27, 2004, Mr. Garth Johnson resigned as Corporate Secretary, Chief Financial Officer and as a Director and was replaced by Mr. Barry MacNeil.
(3)	On December 6, 2005, Douglas Lynes was appointed as a Director.

All directors were re-elected on January 12, 2006 and have a term of office expiring at the next annual meeting of the Registrant expected in January of 2007. All officers have a term of office lasting until their removal or replacement by the board of directors.

Mr. Peter Loretto obtained a Masters of Business Administration from Gonzaga University, Spokane Washington in 1984 and has been the Registrant’s President, Chief Executive Officer and a director since May 12, 2003. Mr. Loretto is also the principal shareholder of the Corporation. For the last fourteen years, Mr. Loretto has worked as an independent businessman and investor, within the securities sector as well as participating in other business opportunities.

Mr. Barry MacNeil is an accountant who has over fifteen years experience in public practice and is an independent businessman and investor. Additionally, Mr. MacNeil has worked as a Corporate Accountant for a group of companies involved in sales and services of mining equipment to the international mining industry and a lumber company with export sales to Japan, Europe and Australia. Mr. MacNeil has been the Registrant’s Corporate Secretary, Chief Financial Officer and a Director since replacing Mr. Johnson on October 27, 2004.

Mr. Michael Hart has been a director of the Corporation since December 13, 1999. From April 1999 until present, Mr. Hart has held the position of President of Hart-Byrne Enterprises Ltd. Hart-Byrne Enterprises Ltd. is a private company formed by Mr. Hart and other investors, which is developing specialized products for the music industry. Mr. Hart is also President of On The Wing Productions Inc., a private company, which is also developing products for the music industry. Mr. Hart is also the President, Corporate Secretary, Treasurer and a director of AMG Oil Ltd.

Mr. Douglas Lynes obtained a Bachelor of Commerce degree from The University of British Columbia, Vancouver, B.C., in 1985 and has been a member of the Institute of Charted Accountants in British Columbia since 1988. Mr. Lynes has worked as a Chartered Accountant in public practice for the last 18 years. Mr. Lynes is also a director of AMG Oil Ltd., a former subsidiary entity which was sold on November 30, 2005.

The Registrant does not have liability insurance to cover its directors and officers in the performance of their duties. To date, no agreements to contractually provide indemnities have been executed or delivered.

Compensation

The following table sets forth the aggregate compensation paid by our company for services rendered during the last full fiscal years indicated:

SUMMARY COMPENSATION TABLE

		Compensation		Securities Under Option
Named Executive Officer and Principal Position	Year Ended	Salary ($)	Other Annual Compensation ($)	Number of Options	Exercise Price	Expiry Date
Peter Loretto, President, Chief Executive Officer, Director (1)	2005 2004 2003	20,000 - -	- - -	- - -	- - -	- - -
Barry MacNeil Secretary, Chief Financial Officer, Director (1)(2)	2005 2004 2003	- - -	2,135(3) - -	- - -	- - -	- - -
Garth Johnson Former Secretary, Chief Financial Officer, Director (1)(2)	2005 2004 2003	4,454 9,056 15,317	- - -	- - -	- - -	- - -

(1)	Mr. Loretto became President and Chief Executive officer of the Registrant on May 12, 2003 replacing Mr. Johnson. Mr. Loretto also became a Director of the Registrant on May 12, 2003.

(2)	Mr Johnson resigned as the Registrants Corporate Secretary, Chief Financial Officer and Director on October 27, 2004 and was replaced by Mr. MacNeil.

(3)	These funds represent fees for accounting services provided to the Registrant.

The majority of the Registrant’s executive officers and directors also serve as officers or directors of other companies or have other occupations.

With the exception of Mr. Loretto, the Registrant does not pay regular remuneration to its executive officers. The Registrant pays a private company wholly owned by the Chief Executive Officer of the Registrant $5,000 per month to provide executive services for the Registrant on a part-time basis and additionally as necessary. This contract provides for 12 months notice on any change in responsibilities for the Chief Executive Officer.

Garth Johnson, a former director and officer of the Registrant, received wages as shown above through the Registrant’s subsidiary DLJ Management Corp., for work relating to accounting, management and regulatory functions of the Registrant.

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

Board Practices

All directors have a term of office expiring at our next annual general meeting, to be scheduled in January 2007, unless re-elected or unless a director's office is earlier vacated in accordance with our Articles or the provisions of the Business Corporations Act (British Columbia).

All officers have a term of office lasting until their removal or replacement by the board of directors. As of January 28, 2006 the following are the Registrant’s officers and directors.

Name	Period served in position

Peter Loretto (1), President, Chief Executive Officer and Director	20 months

Barry MacNeil, Secretary, Chief Executive Officer	15 months
and Director

Douglas Lynes (1), Director	1 month

Michael Hart (1), Director	6.2 years

(1) member of the audit committee

With the exception of Mr. Loretto, there are no Director’s service contracts with the Registrant or any of its subsidiaries providing for benefits upon the termination of employment. Mr. Loretto is entitled to 12 months notice on any change in responsibilities as Chief Executive Officer.

Audit and remuneration committees

List of Audit Committee members as at January 28, 2006:
Peter Loretto Douglas Lynes Michael Hart

Audit Committee members do not have service contracts and are not paid for their services as an audit committee member. The committee is constituted to monitor the veracity of the financial and regulatory reports produced by the Registrant, and the controls that are in place to ensure the opportunities for fraud or material error in the financial statements of the Registrant are minimized. Please refer to Exhibits for a copy of the Registrant’s Audit Committee Charter.

The Registrant does not have a remuneration committee. Currently any material commitments, inclusive of remuneration, are required to be pre-approved by the board of directors.

Employees and Consultants

The Registrant currently has no full-time employees. One person provides administrative services to the Registrant and is employed through its wholly owned subsidiary DLJ Management Corp (“DLJ”) and Mr. Loretto provides his part-time services as described above.

Share ownership by officers and directors

At July 31, 2005 Mr. Loretto owned 1,206,449 shares (47.94%) of the Registrant. No other shares were owned by any other directors’ and officers.

There were no directors’ and senior officers’ options granted or exercised in the years ended July 31, 2005 or 2004 and there were no outstanding stock options to management.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED TRANSACTIONS

Major shareholders

Beneficial Holders of More Than Five Percent of Outstanding Shares

The following schedule sets forth the common stock ownership of each person known by us to be the beneficial owner of 5% or more of the Registrant’s common stock. All ownership shown is of record and reflects beneficial ownership as of January 28, 2006.

Security Held by Certain Beneficial Owners

Name and Address of Owner	Number of Shares	Percentage of Class

Alex Guidi	247,484	9.83%
Vancouver, B.C.

Peter Loretto	1,206,449	47.94%
Richmond, B.C.

To the knowledge of the Registrant, there have been no significant changes in percentage share ownership held by any major shareholders, during the last three years with the exception of Mr. Loretto’s purchase of 1,022,000 shares of the Registrant from the Registrant’s former principal shareholder, Mr. Guidi in December of 2003.

Insider Reporting

The Business Corporations Act (British Columbia) does not prescribe any reporting requirements for insiders of our company. We are a reporting issuer in British Columbia and insiders comply with the requirements of Part 12 of the Securities Act (British Columbia). Insiders (generally officers, directors and holders of more than ten percent of voting securities) are required to file individual insider reports of changes in their ownership within ten days after any trade in our securities occurs. Copies of the reports and summaries of the insider activity as well as issuer activity are available for public inspection at www.sedi.com, the Canadian regulatory website for insider trading.

Major Shareholder Voting Right

There are no different voting rights, attributable to the major shareholders and every shareholder has equal rights.

Host Country Shareholders

The proportion and number of shareholders in the host country as at January 20, 2006 are as follows (based on a shareholders list provided by the Registrant’s transfer agent):

Proportion of shares held in the U.S.	7.42%
Number of shareholders	157
Number of shares held	186,793

Arrangements Affecting Shareholdings

There are no known arrangements, which would significantly affect the control of the major shareholder.

Associated Company/Related Party Shareholdings

At January 28, 2006 Mr. Loretto was a significant shareholder of Austral and personally held, 735,150 common shares, which represents a 3.24% ownership interest of Austral on an undiluted basis. In addition, Mr Loretto beneficially owned, through his controlling interest in the Registrant, 1,584,940 common shares of Austral.

At July 31, 2005, the Registrant was a controlling shareholder of AMG Oil Ltd. owning 8,200,000 common shares or 49.4% of AMG Oil Ltd. Mr. Michael Hart is the President, Chief Executive Officer, Corporate Secretary and a Director of AMG Oil Ltd. On November 29, 2005 the Registrant sold 7,305,500 shares of AMG Oil for proceeds of $73,055. The registrant now owns 894,500 (5.39%) shares of AMG Oil however no longer controls AMG Oil. Mr. Douglas Lynes is also a director of AMG Oil.

Related Party Transactions

The following are reported as Related Party Transactions. The nature of the transaction, the affiliate(s) who had an interest in the transaction and the nature of the interest are included in the description of each of the transactions:

Subsequent events:

(a) Subsequent to our year end on July 31, 2005, the Registrant participated in a private placement financing in Austral Pacific after the 2005 fiscal year by acquiring 200,000 units of Austral at $2.50 per unit. Each unit consists of one share and one half of one share purchase warrant, with each warrant entitling the Registrant to purchase an additional share at a price of $3.50 per share for one year subject to an accelerated expiry if a trigger price of $4.50 is reached in the first twelve months from the issue date. The expiry of these warrants, if not accelerated is October 13, 2006.

(b) On November 29, 2005, the Registrant sold 7,305,500 shares of its controlled subsidiary, AMG Oil Ltd. The shares were sold at a price of $0.01 per share for proceeds of $73,055. The Registrant now holds 894,500 shares of AMG Oil (5.39%) and as a result no longer controls AMG Oil.

2005:

(c) on April 1, 2005, the Regstrant entered into a consulting agreement with a private company wholly-owned by the Chief Executive Officer of the Registrant to provide executive services to the Registrant on a part-time basis and additionally as necessary. This agreement is for a one-year period, extendable for one year if agreed to by both parties with monthly compensation of $5,000 per month. This contract provides for 12 months notice on any change in responsibilities for the Chief Executive Officer.

(d) The Registrant received net proceeds of $2,216,479 from selling 788,800 shares of Austral Pacific, with a carrying value of $998,160, resulting in a gain on sale amounting to $1,218,319.

(e) AMG Oil also sold 2,205 shares of the Registrant for proceeds of $3,308, with a carrying value of $11,993, resulting in a loss over carrying value of $8,685.

(f) The Registrant acquired 836,845 shares of Austral Pacific at a price of $1.50 per share through the exercise of share purchase warrants and a acquired another 382,750 shares of Austral Pacific at a price of NZ$2.10 per share through the exercise of share purchase warrants.

(g) During the 2005 fiscal year, the Registrant paid $3,589 (2004: $9,056) for wages and benefits to a former director of the Registrant and the Registrant paid $2,135 (2004: Nil) for hourly consulting fees to a current director of the Registrant.

(h) Since July 1, 2003, Austral has paid $1,500 per month to DLJ Management Corp., a wholly owned subsidiary of the Registrant, for a portion of DLJ’s overhead in relation to work performed by DLJ on Austral’s behalf. The arrangement can be terminated by either party on 30 days notice.

(i) During the 2005 fiscal year, the Registrant’s wholly owned subsidiary, DLJ Management Corp., provided corporate services consisting of accounting and administrative services to AMG Oil Ltd., Austral Pacific Energy Ltd., and TAG Oil Ltd. DLJ Management Corp. billed these companies on a cost recovery basis, the amount of which was determined by the amount of time devoted by DLJ Management Corp.’s staff to each company. These amounts were as follows in CAD$: $18,000 (2004: $18,000), $9,268 (2004: $21,259), $141,847 (2004: $117,192) to Austral, AMG and TAG, respectively.

2004:

(j) On December 4, 2003, the Registrant sold 725,000 shares of its investment in Austral with a book value of $442,250 or $0.61 per share, for $903,353, a price averaging approximately $1.25 per share, resulting in a gain over carrying value of $461,103. The Registrant then replaced these shares on December 11, 2003 by participating in Austral’s initial public offering to list on the New Zealand Stock Exchange. The Registrant acquired 765,500 units in Austral at a price of $1.30 (NZ$2.00), per unit. Each unit consists of one common share and a half share purchase warrant exercisable at a price of $1.37 (NZ$2.10) until January 5th, 2005. The Registrant also reached an agreement with Austral to amend the Registrants 836,845 Series “A” warrants, mentioned in (p) below. The Series “A” warrants expiry date was extended for one year to January 5th, 2005 in consideration of the Registrant renouncing the Series “B” warrant in to which the Series A originally (converted together with a common share) as well as increasing the exercise price of the Series “A” warrants by $0.10 to $1.50 per Austral common share.

(k) During the 2004 fiscal year, the Registrant also sold an additional 93,500 shares of Austral, with a carrying value of $113,770 or $1.22 per share, for $181,598 or $1.94 per share, resulting in a gain over carrying value of $67,828.

(l) During the 2004 fiscal year, the Registrant issued 100,000 shares of the Registrant’s capital stock, resultant from the exercise of share purchase warrants. This issuance included the Registrant’s President (12,500) and other individuals related to the Registrant. The Registrant also extended the expiry date of the remaining share purchase warrants to June 13, 2005. These warrants expired unexercised during the 2005 fiscal year.

2003:

(m) On March 4, 2003, the Registrant acquired a 49.4% controlling interest in AMG Oil Ltd. (“AMG”) resultant from AMG re-purchasing 3,000,000 shares of its own common stock for cancellation and return to treasury. As a result of the Registrant acquiring a controlling interest in AMG, the Registrant has therefore reported its investment in AMG on a consolidated basis for the Period from March 4, 2003 to July 31, 2004. (until sold on November 29, 2005)

(n) During the 2003, fiscal year, the Registrant sold 119,800 shares (2002: 59,900 shares) of Austral with a carrying value at that time of $88,652 (2002: $67,075), for cash proceeds of $98,706 (2002: $76,908), resulting in a gain of $10,054 (2002: $9,833).

(o) On September 6, 2002, the Registrant acquired, by way of private placement, 175,000 units of Austral at $0.80 per unit. Each unit consists of one common share and share purchase warrant, exercisable at $0.90 in the first year and $1.15 in year two.

Interests of experts and counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Consolidated financial statements are provided under PART III. Item 17. FINANCIAL STATEMENTS

There are no material legal proceedings to which the Registrant is subject or which are anticipated or threatened.

The Registrant has never paid dividends to shareholders nor is there a policy in place to do so. All cash flow derived by the Registrant is re-invested in the Registrant’s operations.

Significant Changes

The registrant acquired 500,000 shares of TAG Oil through the exercise of its 500,000 share purchase warrants at a price of $0.60 per share. The Registrant then sold 1,000,000 shares of TAG Oil with a cost of $500,000 for proceeds of $1,141,581 for a gain over book value of $641,581.

The Registrant also participated in a private placement financing in Austral Pacific after the 2005 fiscal year by acquiring 200,000 units of Austral at $2.50 per unit. Each unit consists of one share and one half of one share purchase warrant, with each warrant entitling the Registrant to purchase an additional share at a price of $3.50 per share for one year subject to an accelerated expiry if a trigger price of $4.50 is reached in the first twelve months from the issue date. The expiry of these warrants, if not accelerated is October 13, 2006.

On November 29, 2005, the Registrant sold 7,305,500 shares of its controlled subsidiary, AMG Oil Ltd. The shares were sold at a price of $0.01 per share for proceeds of $73,055. The Registrant now holds 894,500 shares of AMG Oil (5.39%) and as a result no longer controls AMG Oil.

At the Registrant’s annual and special meeting held on January 12, 2006, the shareholders approved the continuation of the jurisdiction of the Registrant out of the Yukon Territory and back into British Columbia. The continuation, which became effective on January 16, 2006, was precipitated by the adoption in British Columbia of a new corporation law statute, the Business Corporations Act (British Columbia) (the “New BC Act”), in 2004. The New BC Act modernizes corporate law in British Columbia. In particular, it removes residency requirements for directors and provides greater flexibility in establishing the relative powers and authorities between directors and shareholders. In addition, the shareholders approved the creation of a new class of preferred shares without par value and without a maximum authorized number, issuable in series, on such terms as may be determined by the Registrant’s directors for each such series. There are no current agreements or intentions to issue any Preferred Shares but the Board believed that it was appropriate to obtain shareholder approval to create the Preferred Shares as a convenient matter to be dealt with in connection with the continuation of the Registrant under the New BC Act.

In connection with the continuation of the Registrant under the New BC Act, the Registrant has adopted new Articles which permit the directors to authorize, without further shareholder approval, name changes and share consolidations and share subdivisions. The proxy solicitation materials furnished to the shareholders in connection with the annual and special meeting held on January 12, 2006 disclosed that: (a) the directors may elect to eliminate odd lot shareholders by effecting a 100:1 stock consolidation (reverse split) followed by an immediate 1:100 share subdivision (stock split); (b) any shareholder who, after the 100:1 share consolidation holds less than one share will be paid in cash the value of that fractional share; (c) the purpose of the stock consolidation (reverse split) and immediately following stock split would be to eliminate a significant number of shareholders who hold less than a 100 shares of the Registrant, given the significant additional costs of mailing and other regulatory compliance for these extremely small shareholdings that must be borne by the Registrant on an annual basis; and (d) management is not be obligated to proceed with the elimination of odd lots if in its discretion it decides against the transaction. As of the date hereof, management has not made any decision in this regard.

No other significant changes material to the business of the Registrant has occurred since the date of the annual financial statements.

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

There is no offering of stock hereunder. This is an annual report only.

Price History of the stock

The Registrant voluntarily delisted its shares from the Canadian Venture Exchange (“CDNX”) in Vancouver, British Columbia, Canada on July 31, 1997. The Registrant’s shares commenced trading on the OTC Bulletin Board (“OTCBB”) on June 10, 1997, under the symbol “TEPUF.” The trading symbol was subsequently changed to “TOPXF” on March 1, 2001, concurrent with the 1 for 12 share consolidation approved by the Registrant’s shareholders on January 17, 2001. Concurrent with a further 1 for 3 share consolidation approved by shareholders on January 18, 2002 the Registrant’s symbol was changed to “TOPTF” on the effective date of the consolidation being April 4, 2002. On May 26, 2004 the Registrant’s symbol was changed to “TOPLF”.

All values noted below are in US dollars per share:

Summary trading by year, for the five most recently competed fiscal periods ending July 31, 2005.

	OTCBB

Year	High (1,2)	Low (1,2)
2001	1.01	0.03
2002	1.01	0.12
2003	1.52	0.35
2004	0.90	0.10
2005	6.00	0.44

Summary trading by quarter for the two most recently competed fiscal periods ending July 31, 2005.

	OTCBB
Year and Quarter	High (1,2)	Low (1,2)

2004
First Quarter	0.51	0.26
Second Quarter	0.55	0.10
Third Quarter	0.90	0.32
Fourth Quarter	0.75	0.44

2005
First Quarter	6.00	0.40
Second Quarter	2.00	1.16
Third Quarter	2.40	1.12
Fourth Quarter	2.00	1.10

Summary trading by quarter for any full quarter subsequent to the year end July 31, 2005

	OTCBB
First Quarter	High (1,2)	Low (1,2)
Aug 1 to Oct 31,	2.00	1.20
2005

Summary trading by month for the six most recently completed months ending December 31, 2005

	OTCBB

Month	High (1,2)	Low (1,2)

July 2005	1.45	1.10
August 2005	1.45	1.20
September 2005	2.00	1.40
October 2005	1.75	1.50
November 2005	1.75	1.25
December 2005	2.00	1.05

(1) OTCBB quotations may reflect interdealer prices, without retail Markup, mark-down or commission and may not necessarily reflect actual transactions.
(2) All quotations are from the Yahoo Finance website located at www.yahoo.com.

Plan of Distribution

Not applicable

Markets

The authorized capital of the Registrant consists of an unlimited number of Common Shares without par value, of which 2,516,869 Common Shares were issued on July 31, 2005 and January 28, 2006.

The Registrant’s shares trade on the OTC Bulletin Board (“OTCBB”) under the symbol “TOPLF”.

ITEM 10. ADDITIONAL INFORMATION

Share Capital

Not applicable

Memorandum and Articles of Association

Incorporation

The Registrant was incorporated on July 25, 1986 under the name Palo Duro Exploration Ltd. by the registration of memorandum and articles under the Company Act (British Columbia). The Registrant changed its name to Stoney Creek Mines Ltd. on July 15, 1988 and to Cyn-Tech Ventures Ltd. on June 30, 1992. On June 29, 1995 the Registrant changed its name to Consolidated Cyn-Tech Ventures Ltd. On June 27, 1996 the changed its name to Trans-Orient Petroleum Ltd. On September 26, 1997 the Registrant was continued from a company subsisting under the Company Act (British Columbia) to a company subsisting under the Business Corporations Act (Yukon).

On January 16, 2006 the Registrant was continued out of the jurisdiction of the Yukon Territory and into British Columbia. It is now a company subsisting under Business Corporations Act (British Columbia) (the “New BC Act”) which replaced the Company Act (British Columbia) in 2004. The Registrant’s Notice of Articles has been filed with the British Columbia Registrar of Companies under the New BC Act, and constitutes the primary charter document of the Registrant. The Registrant has also adopted the new Articles in the form approved by the shareholders at the annual and special meeting held on January 12, 2006, which replace the Registrant’s former by-laws. See also Item 4 of this Annual Report under the heading “History and Development of the Registrant”.

The Registrant is entitled under the New BC Act to carry on all lawful businesses which can be carried on by a natural person.

The following is a summary of certain material provisions of the Registrant’s Notice of Articles and Articles and certain provisions of the New BC Act applicable to the Registrant:

Directors

Director’s power to vote on a proposal, arrangement or contract in which the director is interested.

The Articles provide that when a director holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director (i.e., a disclosable interest), he must declare the nature and extent of his interest in such contract or transaction or of any other possible conflict, in accordance with the provisions of the New BC Act. A director who holds a disclosable interest may not vote on the transaction but will be counted in the quorum present at the meeting at which such vote is taken.

According to the New BC Act, a director holds a disclosable interest in a contract or transaction if:

  the contract or transaction is material to the company;
  the company has entered, or proposes to enter, into the contract or transaction, and either of the following applies to the director:
  the director has a material interest in the contract or transaction; or
  the director is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction.

However, the New BC Act also provides that in the following circumstances, a director does not hold a disclosable interest in a contract or transaction:

  where the situation that would otherwise constitute a disclosable interest arose before the coming into force of the New BC Act or, if the company was recognized under the New BC Act, before that recognition, and was disclosed and approved under, or was not required to be disclosed under, the legislation that:
  applied to the company on or after the date on which the situation arose; and
  is comparable in scope and intent to the provisions of the New BC Act;
  where both the company and the other party to the contract or transaction are wholly owned subsidiaries of the same corporation;
  where the company is a wholly owned subsidiary of the other party to the contract or transaction;

  where the other party to the contract or transaction is a wholly owned subsidiary of the company; or
  where the director or senior officer is the sole shareholder of the company or of a corporation of which the company is a wholly owned subsidiary.

The New BC Act further provides that a director of a company does not hold a disclosable interest in a contract or transaction merely because:

  the contract or transaction is an arrangement by way of security granted by the company for money loaned to, or obligations undertaken by, the director or senior officer, or a person in whom the director or senior officer has a material interest, for the benefit of the company or an affiliate of the company;
  the contract or transaction relates to an indemnity or insurance;
  the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of the company or of an affiliate of the company;
  the contract or transaction relates to a loan to the company, and the director or senior officer, or a person in whom the director or senior officer has a material interest, is or is to be a guarantor of some or all of the loan; or
  the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with the company and the director or senior officer is also a director or senior officer of that corporation or an affiliate of that corporation.

Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

The compensation of the directors is decided by the directors unless the board of directors requests approval to the compensation from the shareholders. The quorum for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be a majority of the directors.

Borrowing powers exercisable by the directors.

The directors may, on behalf of the Company:

  borrow money in such manner and amount, on such security, from such sources and upon such terms, and conditions as they consider appropriate;
  issue bonds, debentures, and other debt obligations either outright or as a security for any liability or obligation of the Registrant or any other person and at such discounts or premiums and on such other terms as they consider appropriate;
  guarantee the repayment of money by any other person or the performance of any obligation or any other person; and
  mortgage, charge or give other security on the undertaking, or on the whole or any part of the property and assets, of the Registrant (both present and future).

Retirement and non-retirement of directors under an age limit requirement.

There are no such provisions applicable to the Registrant under its Notice of Articles or Articles.

Number of shares required for a director’s qualification.

A director of the Registrant is not be required to hold a share in the capital of the Registrant as qualification for his or her office.

Alternate Directors

The New Articles permit a director to appoint anyone as his or her alternate, as long as that person is qualified to act as a director.

Indemnity Provisions

Under the New BC Act, the Registrant is permitted (and is, in some circumstances, required) to indemnify a past or present director or officer of the Registrant or an associated corporation without obtaining prior court approval in respect of an “eligible proceeding”. An “eligible proceeding” includes any legal proceeding relating to the activities of the individual as a director or officer of the Registrant. However, under the New BC Act, the Registrant will be prohibited from paying an indemnity if:

  the party did not act honestly and in good faith with a view to the best interests of the Registrant;
  the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and
  the proceeding is brought against the party by the Registrant or an associated corporation.

As a result, the Articles require the Registrant to indemnify directors, officers and other persons, subject to the limits imposed under the New BC Act.

Officers

Under the Registrant’s Articles the board of directors may, from time to time, appoint such officers as they may determine, other than a Chief Executive Officer and a Chief Financial Officer as required by the regulatory authorities.

Elimination of Fractional Shares

The Articles permit the Registrant to either round up or round down any fractional shares resulting from a share consolidation (reverse-split) or share subdivision (share split) or alternative to unilaterally cause the purchase for cancellation of any outstanding fractional shares of the Registrant by paying the holder thereof its fair value.

Rights, Preferences And Restrictions Attaching To Each Class Of Shares

The authorized capital of the Registrant consists of an unlimited number of common shares and preferred shares, in each case without nominal or par value. As at January 28, 2005, there were 2,516,869 common shares and no preferred shares issued and outstanding.

There are no indentures or agreements existing or proposed limiting the payment of dividends and there are no special liquidation rights or pre-emptive rights. The presently outstanding share capital is not subject to any call or assessment, all having been issued as fully paid and non-assessable.

With respect to the rights, preferences and restrictions attaching to the Registrant’s common shares, there are generally no significant differences between Canadian and United States law as the shareholders, or the applicable corporate statute, will determine the rights, preferences and restrictions attaching to each class of the Company’s shares.

The directors of the Registrant may issue the preferred shares in one or more series. In addition, the directors may, by resolution, alter the Notice of Articles to fix the number of shares in, and to determine the designation of the shares of, each series. The directors may also, by resolution, alter the Notice of Articles to create, define and attach special rights and restrictions to the shares of each series, subject to the following special rights and restrictions attaching to the preferred shares under the Registrant’s Articles:

  The holders of the preferred shares are entitled to receive notices of and to attend and vote at all meetings of the shareholders of the Registrant in the same manner and to the same extent as are the holders of the common shares;
  The holders of the preferred shares are entitled to receive dividends as and when they are declared by the board of directors, and the directors are empowered, upon agreeing to sell a preferred share, to contract as to the rate of dividend which will be paid on the share, if any, how often the dividends are to be paid, whether they are to be accumulative, and whether the rate is to be fixed for the life of the share or to be subject to declaration by the board of directors each year;
  The holders of the preferred shares are entitled to exchange them for common shares in of the Registrant; provided that when the directors agree to the issuance of any preferred shares they shall be entitled to specify the terms, conditions and rates during which and upon which the holders of the preferred shares will be entitled to exercise such conversion privileges;
  The Registrant may, upon giving not less than 30 days’ written notice, redeem the whole or any part of the preferred shares on payment for each share to be redeemed of the amount paid up thereon, together with all dividends declared thereon and unpaid; provided that in the case of a redemption of a part of the then outstanding preferred shares, the shares to be redeemed will be selected by lot in such manner as the directors in their discretion shall decide or, if the directors so determine, will be redeemed on a pro rata basis; and
  The preferred shares will rank, both as regards dividends and return of capital, in priority to all other shares of the Registrant, but will not be entitled to any further right to participate in the profits or assets of the Registrant.

In the event of the liquidation, dissolution or winding-up of the Registrant, the holders of the preferred shares will be entitled to receive, before any distribution of any part of the property and assets of the Registrant among the holders of any other shares, an amount equal to 100% of the amount paid thereon and any dividends declared thereon and unpaid.

Amendment of Articles and Notice of Articles

The New BC Act provides that a company may, by the type of shareholders' resolution specified by the articles, or, if the articles do not specify the type of resolution, by a special resolution:

  create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or
  vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

The Articles provide that the general authority required to amend all provisions of the Registrant’s Articles, and the Notice of Articles, other than as set out below, is a special resolution. The Registrant may by resolution of the directors authorize an alteration of its Notice of Articles in order to change its name or to adopt or change any translation of that name. The Registrant may also amend certain provisions of the Articles and Notice of Articles relating to the authorized share structure (including a reverse split or a share split) by a resolution of the directors or by an ordinary resolution. The default provision under the New BC Act calls for a special resolution.

The Articles also provide that the attachment, variation and deletion of special rights and restrictions to any class of shares must be authorized by ordinary resolution. If the amendment prejudices or interferes with the rights or special rights attached to any class of issued shares, by the provisions of the New BC Act, the consent of the holders of that class of shares by a special separate resolution is also required.

A special resolution requires a majority of two-thirds of the votes cast.

The New BC Act also provides that the Registrant may reduce its capital if it is authorized to do so by a court order, or, if the capital is reduced to an amount that is not less than the realizable value of the company's assets less its liabilities, by a special resolution or court order.

Generally, there are no significant differences between British Columbia and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

Meetings Of Shareholders

The Registrant must hold its annual general meeting once in every calendar year (being not more than 15 months from the last annual general meeting) at such time and place to be determined by the directors of the Registrant. The Registrant must publish an advance notice in the manner required by the New BC Act of any general meeting at which directors are to be elected. The directors may fix in advance a date, which is no fewer than 21 days prior to the date of the meeting. All the holders of common shares as at that date are entitled to receive notice of and to attend and vote at a general meeting. The Articles provide that the quorum for the transaction of business at any meeting of shareholders is two person who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 10% of the issued shares entitled to be voted at the meeting.

The Articles permit the giving of notice to shareholders, directors and officers by fax or e-mail in addition to regular mail or personal delivery.

Most state corporation statutes require a public company to hold an annual meeting for the election of directors and for the consideration of other appropriate matters. The state statutes also include general provisions relating to shareholder voting and meetings. Apart from the timing of when an annual meeting must be held and the percentage of shareholders required to call an annual meeting or an extraordinary meeting, there are generally no material differences between Canadian and United States law respecting annual meetings and extraordinary meetings.

Restrictions On Changes In Control, Mergers, Acquisitions Or Corporate Restructing Of The Company

There are no provisions in the Registrant’s Notice of Articles or Articles that would have the effect of delaying, deferring or preventing a change in control of the Registrant or that would operate only with respect to a merger, acquisition or corporate restructuring involving the Registrant.

The New BC Act does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of the Registrant.

Generally, there are no significant differences between British Columbia and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower a company’s board of directors to adopt such provisions.

Ownership Threshold Requiring Public Disclosure

There are no provisions in the Registrant’s Notice of Articles or Articles or in the New BC Act governing the threshold above which shareholder ownership must be disclosed. The Registrant is a reporting company under the Securities Act (British Columbia). As a reporting company, provincial securities legislation requires that a shareholder disclose ownership of 10% or more of the shares (and any further increases of 2% or more) of the Registrant by issuing a news release and filing a report (both containing prescribed disclosure) with the Securities Commissions in those provinces. They also require the Registrant disclose, in its proxy circular sent out for an annual meeting or special meeting, the names of holders known to the Registrant to beneficially own more than 10% of the Registrant’s issued and outstanding shares.

Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company that is subject to the reporting requirements of the Securities Exchange Act of 1934 to disclose, in its annual reports filed with the Securities and Exchange Commission those shareholders who own more than 5% of a corporation’s issued and outstanding shares.

Dividend Record

The Registrant has not paid any dividends on its common shares and has no policy with respect to the payment of dividends.

Changes In The Capital Of The Registrant

There are no conditions imposed by the Registrant’s Notice of Articles or Articles which are more stringent than those required by the New BC Act.

Material contracts

Attached as Exhibits in Item 19 is a list of material contracts the Registrant entered into during the period from the Registrants fiscal year ended July 31, 2003 up to January 28, 2006. All material contracts are filed under Form 6-K or with previous Annual reports under form 20F as noted in Item 19.

Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Registrant, other than withholding tax requirements. See “Taxation”.

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Registrant on the right of a non-resident to hold or vote common shares of the Registrant, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”).

The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares of the Registrant. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director and seek an advance ruling. An investment in common shares of the Registrant by a non-Canadian other than a “WTO Investor” (as defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Registrant was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Registrant. An investment in common shares of the Registrant by a WTO Investor, or by a non-Canadian when the Registrant was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant, as determined in accordance with the regulations promulgated under the Investment Act, exceeds a specified amount, which in 2006 is CAD$265 million (2005: CAD$250 million; 2004: CAD$237 million). A non-Canadian would acquire control of the Registrant for the purposes of the Investment Act through acquisition of common shares if the non-Canadian acquired a majority of the common shares of the Registrant. The acquisition of less than a majority but one third or more of the common shares of the Registrant would be presumed to be an acquisition of control of the Registrant unless it could be established that, on the acquisition, the Registrant was not controlled in fact by the acquirer through the ownership of common shares.

Certain transactions relating to common shares of the Registrant would be exempt from the Investment Act, including

(a) acquisition of common shares of the Registrant by a person in the ordinary course of that person’s business as a trader or dealer in securities,

(b) acquisition of control of the Registrant in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions on the Investment Act, and

(c) acquisition of control of the Registrant by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Registrant, through the ownership of common shares, remained unchanged.

Taxation

Canadian Tax Consequences

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder (in this summary, a “U.S. Holder”) who, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident in Canada, deals at arm’s length with the Registrant, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the “Treaty”), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Customs and Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. The immediately following summary does not take into account Canadian provincial, U.S. federal (which follows further below), state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder’s particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by the Registrant will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of the Registrant’s voting shares). the Registrant will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder’s account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A common share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length alone or together owned, or had rights to acquire, 25% or more of the Registrant’s issued shares of any class or series.

A U.S. Holder whose common shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada. The value of the Registrant’s common shares is not currently derived principally from real property situated in Canada.

United States Tax Consequences

United States Federal Income Tax Consequences

The following summarizes the material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Registrant. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see “Taxation – Canadian Federal Income Tax Consequences” above). Accordingly, holders and prospective holders of common shares of the Registrant should consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of the Registrant, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Registrant who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of the Registrant. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Registrant are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Registrant has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Registrant, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Dividends paid on the common shares of the Registrant generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Registrant may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Registrant) deduction of the United States source portion of dividends received from the Registrant (unless the Registrant qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below). the Registrant does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on the Registrant’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Registrant’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Registrant may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income, “ “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Registrant will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Registrant should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Registrant

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of the Registrant equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Registrant. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of the Registrant will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted. However the amount that can be carried back is limited to an amount that does not cause or increase a net operating loss in the carry back year.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Registrant’s outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Registrant’s gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), the Registrant may be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Registrant does not actually distribute such income. the Registrant does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that the Registrant will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Registrant’s outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Registrant is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Registrant may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. the Registrant does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that the Registrant will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. the Registrant appears to have been a PFIC for the fiscal year ended July 31, 2000, and at least certain prior fiscal years. In addition, the Registrant expects to qualify as a PFIC for the fiscal year ending July 31, 2001 and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of the Registrant is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of the Registrant. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects to treat the Registrant as a qualified electing fund (“QEF”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which the Registrant qualifies as a PFIC on his pro rata share of the Registrant’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder’s taxable year in which (or with which) the Registrant’s taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder’s tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Registrant is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a “timely” QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Registrant qualified as a PFIC in a prior year during the U.S. Holder’s holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Registrant is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Registrant’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Registrant’s first tax year in which the Registrant qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an “Electing U.S. Holder.” A U.S. Holder who holds common shares at any time during a year of the Registrant in which the Registrant is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a “Non-Electing U.S. Holder.” An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Registrant common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Registrant’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as “personal interest” that is not deductible.

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

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Registrant common shares and (ii) certain “excess distributions,” as defined in Section 1291(b), by the Registrant.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Registrant common shares and all excess distributions on his Registrant common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder’s period prior to the first day of the first year of the Registrant (i) which began after December 31, 1986, and (ii) for which the Registrant was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

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

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Registrant common shares. A U.S. Holder who makes the mark-to-market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of the Registrant as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Registrant included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the common shares of the Registrant will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Registrant common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether common shares of the Registrant are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Registrant common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee’s basis is generally equal to the fair market value of the Electing U.S. Holder’s common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Registrant is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to common shares of the Registrant, certain adverse rules may apply in the event that both the Registrant and any foreign corporation in which the Registrant directly or indirectly holds shares is a PFIC (a “lower-tier PFIC”). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. the Registrant intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of the Registrant that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called “indirect disposition” of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by the Registrant (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder’s proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by the Registrant (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from the Registrant and does not dispose of its common shares.

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

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Registrant is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Registrant (“United States Shareholder”), the Registrant could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Registrant which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Registrant attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. the Registrant does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Registrant will not be considered a CFC for the current or any future taxable year.

The Registrant strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

Dividends and paying agents

Not applicable

Statement by experts

Not applicable

Documents on display

Documents concerning the Registrant which are referred to in this document may be inspected in its offices, 1407-1050 Burrard Street, Vancouver, B.C. Canada V6Z 2S3 or at the registered office at Suite 1500-1055 West Georgia Street, Vancouver B.C, Canada. Copies of the Registrant’s financial statements and other continuous disclosure documents required under the British Columbia Securities Act may be viewed at www.sedar.com and documents referred to in this document are filed with the US Securities Commission and can be viewed on the SEC website at www.sec.gov.

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

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A. There has been no material default in any indebtedness, as the Registrant has no debt.

B. The Registrant has never paid nor declared a dividend, so there are no arrearages.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Registrant carried out an evaluation of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures as of July 31, 2005, the latest completed fiscal year. This evaluation was carried out under the supervision and with the participation of the Registrant’s Chief Executive Officer, Peter Loretto, and the Registrant’s Chief Financial Officer, Barry MacNeil. Based upon that evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer

concluded that the Registrant’s disclosure controls and procedures are effective in timely alerting management to material information relating to the Registrant required to be included in the Registrant’s periodic SEC filings. There have been no significant changes in the Registrant’s internal controls or in other factors that could significantly affect internal controls subsequent to the date the Registrant carried out its evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed the Registrant’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Registrant’s reports filed under the Exchange Act is accumulated and communicated to management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the Registrant’s most recently completed fiscal year ended July 31, 2005, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the Registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the Registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Registrant;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Registrant are being made only in accordance with authorizations of management and directors of the Registrant; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Registrant's assets that could have a material effect on the financial statements.

ITEM 16.

A. Audit committee financial expert

Our Board of Directors has determined that we have one independent audit committee financial expert serving on our audit committee. This financial expert is Mr. Douglas Lynes, who is qualified in Canada as a Chartered Accountant. Our board of directors has determined that Mr. Lynes is independent in accordance with the American Stock Exchange’s definition of audit committee member independence.

B. Code of Ethics

We have adopted a code of ethics that applies to the Chief Executive Officer and the Chief Financial Officer, as well as to all other staff. A copy of our code of ethics is available, free of charge, from the offices of Trans-Orient Petroleum Ltd., at 1407-1050 Burrard Street, Vancouver, British Columbia, Canada, V6Z 2S3 and this can be requested in writing, addressed to the Registrant’s Secretary.

C. Principal Accountants Fees and Services

Principal Accountant Service (1)	For the fiscal year ended July 31, 2005	For the fiscal year ended July 31, 2004
Audit Fees	8,000	8,000
Audit Related Services	-	1,000
Tax Fees	-	-
All Other Fees	-	-

(1) De Visser Gray has been the Principal Accountant for the 2005 and 2004 fiscal years reported above and Sadovnick Telford & Skov were the Principal Accountant for the 2003 fiscal year.

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

Audit-Related fees

Audit related fees are normally for assurance and related services reasonably related to the performance of the audit or review of the annual statements or bi-annual statements that are not reported under “Audit Fees” above. There were no audit-related fees for the current or previous year.

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

Pre-Approval Policies and Procedures

It is within the mandate of the Registrant’s Audit Committee to approve all audit and non-audit related fees. The Audit Committee has pre-approved specifically identified non-audit related services, including tax compliance, review of tax returns, documentation of processes and controls as submitted to the Audited Committee from time to time. The Auditors also present the estimate for the annual audit related services to the committee for approval prior to undertaking the annual audit of the financial statements.

PART III

ITEM 17. FINANCIAL STATEMENTS.

Financial Statements begin on page 41.

The financial statements and Report of the independent Auditors are filed as part of the Registrant’s Annual Report.

D E   V I S S E R   G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6
Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Trans-Orient Petroleum Ltd.

We have audited the consolidated balance sheets of Trans-Orient Petroleum Ltd. as at July 31, 2005 and 2004 and the consolidated statement of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles in Canada.

The consolidated financial statements as at July 31, 2003 were audited by other auditors who expressed an opinion without reservation on those statements in their report to the shareholders dated September 26, 2003.

/s/ De Visser Gray

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
Canada
November 17, 2005

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these consolidated financial statements. Although we conducted our audits in accordance with both Canadian and the standards of the PCAOB, our report to the shareholders dated November 12, 2005 is expressed in accordance with Canadian reporting standards, which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

/s/ De Visser Gray

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
Canada
November 17, 2005

SADOVNICK TELFORD + SKOV
A Partnership of Incorporated Professionals
CHARTERED ACCOUNTANTS

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

/s/ Sadovnick Telford + Skov

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
Canada
September 26, 2003, except as to Note 12(a) which is as of October 6, 2003

Sixth Floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C lX8
Telephone: (604) 688-7800 Fax: (604) 688-7880 Emai/: sts@stsca.com

TRANS-ORIENT PETROLEUM LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars)

As at July 31,	2005	2004
Assets

Current

Cash	$190,053	$69,887
Accounts receivable	10,815	8,327
Prepaid expenses	36,733	32,972

	237,601	111,186

Investments (Note 3)	2,219,072	1,197,839
Property and equipment (Note 4)	85,316	89,676
Oil and gas interest	-	1

Total Assets	$2,541,989	$1,398,702

Liabilities

Current

Accounts payable and accrued liabilities	$6,535	$6,017

Total Liabilities	6,535	6,017

Non-Controlling Interest in AMG Oil Ltd.	13,845	25,315

Shareholders’ Equity

Common stock without par value;
Unlimited number of shares authorized;
Issued and outstanding at July 31, 2005:
2,516,869; July 31, 2004: 2,516,869 (Note 7)	13,175,075	13,175,075
Common stock held by subsidiary:
July 31, 2005: Nil; July 31, 2004: 2,205	-	(11,993)
Deficit	(10,653,466)	(11,795,712)
Total Shareholders’ Equity	2,521,609	1,367,370

Total Liabilities & Shareholders’ Equity	2,541,989	1,398,702
Continuance of operations (Note 1)

See accompanying notes to the consolidated financial statements

TRANS-ORIENT PETROLEUM LTD.
Consolidated Statements of Operations and Deficit
(Expressed in United States Dollars)

For the years ended July 31,	2005	2004	2003

Expenses

General and administrative (Schedule)	$105,757	$124,040	$144,754

Loss before other items	(105,757)	(124,040)	(144,754)

Other Items:

Gain on forgiveness of debt	-	-	37,556
Gain on sale of investment (Note 3)	1,218,319	528,931	10,054
Interest income	1,896	1,696	2,882
Loss on sale of investment (Note 3)	(4,000)	-	-
Loss on sale of common stock held by subsidiary (Note 3)	(8,685)	-	-
Recovery of loan receivable previously written-off (Note 6)	29,004	24,660	40,426
Recovery of costs	-	46,477	-
Write-down of investment	-	-	(258,529)
Write-off of loan receivable	-	(30,000)	-
Write-off of oil and gas interest	(1)	-	(286,331)
Write-off of property and equipment	-	(21,161)	-

Income (loss) from operations	1,130,776	426,563	(598,696)
Non-controlling interest’s portion of AMG’s loss	11,470	32,266	142,435

Income (loss) before unusual item	1,142,246	458,829	(456,261)
Gain on recognition of negative goodwill	-	-	195,254

Net income (loss) for the year	1,142,246	458,829	(261,007)

Deficit – Beginning of year	(11,795,712)	(12,254,541)	(11,993,534)

Deficit – End of year	$(10,653,466)	$(11,795,712)	$(12,254,541)

Income (loss) per share - basic	$0.45	$0.19	$(0.11)
- diluted	$0.45	$0.14	$(0.11)

Weighted-average number of common shares outstanding,
net of reciprocal holdings	2,516,869	2,431,344	2,415,917

See accompanying notes to the consolidated financial statements

TRANS-ORIENT PETROLEUM LTD.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

For the years ended July 31,	2005	2004	2003

Net increase (decrease) of cash related to the following:

Operating Activities
Net income (loss) for the year	$1,142,246	$458,829	$(261,007)
Items not affecting cash:
Amortization	4,360	9,924	12,430
Gain on recognition of negative goodwill	-	-	(195,254)
Gain on forgiveness of debt	-	-	(37,556)
Gain on sale of investment	(1,218,319)	(528,931)	(10,054)
Loss on sale of investment	4,000	-	-
Loss on sale of common stock held by subsidiary	8,685	-	-
Non-controlling interest	(11,470)	(32,266)	(142,435)
Recovery of loan receivable previously written-off	(29,004)	(24,660)	(40,426)
Recovery of costs	-	(46,477)	-
Write-down of investment	-	-	258,529
Write-off of loan receivable	-	30,000	-
Write-off of oil and gas interest	1	-	286,331
Write-off of property and equipment	-	21,161	-
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	518	6,802	(8,375)
Accounts receivable	(2,488)	3,802	3,243
Loan receivable	29,004	24,660	10,426
Prepaid expenses	(3,761)	1,053	(5,218)
Net cash used for operating activities	(76,228)	(76,103)	(129,366)

Financing Activities
Common stock issued for cash	-	30,000	-
Net cash provided by financing activities	-	30,000	-

Investing Activities
Acquisition of control of subsidiary, net of cash acquired	-	-	107,413
Proceeds from sale of investment	2,222,479	1,084,951	98,706
Proceeds from sale of common stock held by subsidiary	3,308	-	-
Purchases of investments	(2,029,393)	(1,196,250)	(140,000)
Purchases of property and equipment, net	-	-	(2,588)
Net cash provided by (used for) investing activities	196,394	(111,299)	63,531

Net increase (decrease) in cash	120,166	(157,402)	(65,835)
Cash - Beginning of year	69,887	227,289	293,124
Cash - End of year	$190,053	$69,887	$227,289

See accompanying notes to the consolidated financial statements

TRANS-ORIENT PETROLEUM LTD.
Consolidated Schedules of General and Administrative Expenses
(Expressed in United States Dollars)

For the years ended July 31,	2005	2004	2003

General and Administrative Expenses

Accounting and audit	$13,935	$28,003	$5,961
Amortization	4,360	9,924	12,430
Consulting fees	-	-	-
Corporate relations and development	-	4,579	7,161
Directors fees	20,509	-	-
Filing and transfer agency fees	20,630	14,252	10,164
Foreign exchange gain	(67,560)	(2,206)	(1,066)
Investor relations	-	-	24,188
Legal	12,387	5,076	5,214
Office and miscellaneous	19,076	13,655	15,817
Printing	5,913	3,201	3,653
Rent	17,069	13,704	16,575
Telephone	5,256	4,433	7,353
Travel, promotion and accommodation	22,115	5,498	12,082
Wages and benefits	32,067	23,921	25,222

	$105,757	$124,040	$144,754

See accompanying notes to the consolidated financial statements

TRANS-ORIENT PETROLEUM LTD. Notes to the Consolidated Financial Statements (Expressed in United States Dollars)

For the Years Ended July 31, 2005 and 2004

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

Trans-Orient Petroleum Ltd. (the “Company”) was incorporated under the Company Act (British Columbia) on July 25, 1986 and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). The Company is engaged in identifying, financing, and providing business development services for early-stage resource and technology businesses. The Company’s operating strategy is to acquire an equity interest in certain companies and to provide financial, managerial, and technical support to accelerate the achievement of these companies' business goals and objectives. At July 31, 2005, the Company held interests in four such companies.

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

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Accounting principles and use of estimates

These financial statements are prepared in conformity with Canadian generally accepted accounting principles, which require the Company’s management to make informed judgements and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. Significant estimates include, but are not limited to, the accounting for amortization and the determination of the net recoverable value of assets and income taxes. The Company’s investments in associated companies are also items that, due to expected market volume and price fluctuation may yield net realizable values that are materially different from their current carrying values at any point in time. Actual results could differ from these estimates.

Material differences between Canadian and United States generally accepted accounting principles, applicable to the Company’s financial statements, are described in note 10.

b)	Basis of consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, DLJ Management Corp., and AMG Oil Limited, in which the Company holds a 49.4% controlling interest consisting of 8,200,000 shares. All significant inter-company balances and transactions have been eliminated.

c)	Principles of accounting for investments

The Company’s investments are accounted for using either the equity method or cost methods of accounting. The equity method is used when the Company, through its level of investment, exercises significant influence over the investee. The cost method of accounting is applied to investments in Companies over which the Company does not exercise significant influence.

The Company’s investments are recorded at cost and are adjusted to fair value, where determinable, only if there is an, other-than-temporary decline in value as the Company intends to hold them for a period of greater than one year.

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

f)	Property and equipment

Property and equipment are stated at cost less accumulated amortization. Amortization is computed over the estimated useful lives of the assets as follows:

Apartment:	4% per annum on a declining balance basis
Furniture and office equipment:	20% per annum on the declining balance basis
Leasehold improvements:	straight-line basis over five years

For each fiscal year in which property and equipment are acquired, management deems each acquisition to occur midway through the fiscal year and, accordingly, the amortization recorded in respect to such assets is restricted to one-half of the amount calculated based on year end balances. Amortization is not recorded in the year of disposal.

g)	Basic and diluted net income (loss) per common share

Basic net income (loss) per common share is calculated by dividing the net income (loss) by the weighted average number of common shares outstanding, during the year. Diluted net loss per common share is not calculated as its effect on net loss per share is anti-dilutive.

h)	Stock-based compensation

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

i)	Income taxes

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

The Company’s accounting policy for future income taxes currently has no effect on the financial statements of any of the fiscal years presented.

j)	Share capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company’s shares on the OTC Bulletin Board on the date of the agreement to issue shares and the date of share issuance.

NOTE 3 - INVESTMENTS

At July 31, 2005, the Company’s ownership interests in investments are accounted for under the consolidation method or cost method of accounting are as follows:

				Percentage of
	July 31,	July 31,	July 31,	Ownership/
	2004	2005	2005	Number of
	Carrying	Carrying	Fair	Common
	Value	Value	Value	Shares Held
Consolidation Method:				,
AMG Oil Ltd.	$-	$-	$-	49.40%/
				8,200,000
Cost Method:
Verida Internet Corp.	1	1	1	8.68%/
				844,642
Austral Pacific Energy Ltd.	1,147,838	1,979,071	3,753,187	7.42%/
				1,384,940
Gondwana Energy, Ltd.	50,000	40,000	40,000	12.43%/
				399,999
TAG Oil Ltd.	-	200,000	470,000	1.91%/
				500,000

	1,197,839	2,219,072	4,263,188

	$1,197,839	$2,219,072	$4,263,188

During the 2005 fiscal year, the Company, sold 788,800 shares of its investment in Austral Pacific Energy Ltd. (“Austral Pacific”), with a book value of $998,160 or $1.27 per share, for $2,216,479, or approximately $2.81 per share, resulting in a gain over carrying value of $1,218,319. The proceeds from the sale of this investment and additional working capital were used to exercise 836,845 Austral Pacific Energy Ltd. (“Austral Pacific”) share purchase warrants at an exercise price of US$1.50 per share. On December 21, 2004, the Company exercised 382,750 Austral Pacific share purchase warrants at an exercise price of NZ$2.10 per share.

During the 2005 fiscal year the Company’s controlled subsidiary AMG Oil, sold a total of 100,000 shares of Gondwana Energy, Ltd. with a book value of $10,000, for proceeds of $6,000 resulting in a loss on sale over carrying value of $4,000.

On March 18, 2005, the Company participated in a private placement in TAG Oil Ltd. The Company purchased 500,000 units, at $0.40 per unit. Each unit consists of one share and one share purchase warrant with each warrant entitling the Company to purchase one common share at a price of US$0.60 in the first year and US$0.80 in the second year, subject to an accelerated expiry if a trigger price is reached of US$1.00 in year one and US$1.20 in year two, in which event the warrant will expire thirty days after notice is given to the holder that the trigger price was reached, if not exercised.

During the 2004 fiscal year, the Company sold 725,000 shares of its investment in Austral Pacific Energy Ltd. (“Austral Pacific”) (formerly “Indo-Pacific Energy Ltd.”), with a book value of $442,250 or $0.61 per share, for $903,353, or approximately $1.25 per share, resulting in a gain over carrying value of $461,103. The proceeds from the sale of this investment and additional working capital were used to purchase 765,500 units of Austral Pacific at a price of $1.30 (NZ$2.00) per unit by participating in Austral Pacific’s initial public offering (“IPO”) to list on the New Zealand Stock Exchange. Each unit of Austral Pacific purchased under the IPO includes one common share and a half warrant, exercisable for one year at a price of approximately $1.37 (NZ$2.20) . The Company also acquired an additional 175,000 shares of Austral Pacific through the exercise of share purchase warrants at a price of $201,250 or $1.15 per share.

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

At July 31, 2005, the Company held the following share purchase warrants to acquire, shares of common stock:

	Number	Price	Expiry
	of Shares	Per Share	Date
TAG Oil Ltd.	500,000	$0.60/	March 18, 2006/
		$0.80	March 18, 2007
Refer to note 9

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment are comprised as follows:

	2005	2004

Apartment	$100,945	$100,945
Furniture and office equipment	87,164	108,325
Leasehold improvements	2,337	2,337
	190,446	211,607
Accumulated amortization	(105,130)	(100,770)
Write-off of property and equipment	-	(21,161)
	$85,316	$89,676

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to non-arms length parties for the same services. The following are related party transactions not disclosed elsewhere in these financial statements.

a)	Share Capital

During the 2004 fiscal year, the Company issued 100,000 shares of its capital stock, resultant from the exercise of share purchase warrants. This issuance included the Company’s President and other individuals related to the Company. The Company also extended the expiry date of the remaining share purchase warrants to June 13, 2005.

Refer to Note 7

b)	Consulting Agreement

On April 1, 2005, the Company entered into a Consulting Agreement with a private company wholly-owned by its President to provide executive services to the Company. The agreement is for a one-year period, extendable if agreed to by both parties with monthly compensation of $5,000.

c)	Other

During the 2005 fiscal year, the Company incurred $3,589 (July 31, 2004 – $9,056; July 31, 2003 – $15,317) for wages and benefits to a former director of the Company.

During the 2005 fiscal year, the Company incurred $2,135 (July 31, 2004 – Nil) for hourly consulting fees to a current director of the Company.

NOTE 6 – LOAN RECEIVABLE

Subsequent to the write-off, in the 2001 fiscal year, of a loan of $517,115 made to Verida Internet Corp, (“Verida”) the Company negotiated a loan repayment schedule with Verida allowing the Company to receive monthly payments of approximately CAD$15,170 (equivalent to US$10,799 as at July 31, 2003) for a period of twenty-four months. The total that was to be received, per the original agreement, was CAD$363,982 (equivalent to US$259,099 as at July 31, 2003), including principal and interest.

The Company did not receive any payments for the period between November 2002 and March 2003, and after receiving notice during the first quarter of the 2003 fiscal year from the payee that they were not in a financial position to continue paying the Company, the Company negotiated a revised loan repayment term sheet with an effective date of April 1, 2003 whereby the Company will receive a reduced monthly repayment amount over a period of five years. The Company will receive CAD$3,000 (equivalent to US$2,451 as at July 31, 2005) per month, which includes annual interest of 12%, over this new repayment period.

There is considerable doubt whether the Company will receive all future payments relating to the loan repayment schedule. For the fiscal year ended July 31, 2005 the Company has received $29,004 (July 31, 2004 - $ 24,660; July 31, 2003 – $40,426).

NOTE 7 - SHARE CAPITAL

a) Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number
Issued and fully paid:	of Shares	Amount

Balance at July 31, 2003	2,416,869	$13,145,075
Shares issued during the 2004 fiscal year for cash:
Issued for warrants exercised	100,000	30,000

Balance at July 31, 2004 and 2005	2,516,869	$13,175,075

b) Incentive Stock Options and Share Purchase Warrants

During the 2005 fiscal year, no stock options were granted or amended.

On March 31, 2005, 27,777 stock options exercisable at $31.50 per share expired unexercised.

On June 13, 2005, 900,000 share purchase warrants exercisable at $0.35 per share expired unexercised.

NOTE 8 - INCOME TAXES

At July 31, 2005, the Company has approximately CAD$3.88 million (July 31, 2004 - CAD$3.88 million; July 31, 2003 - CAD$3.58 million) of capital losses in resource and other unused tax pools to offset future taxable income derived in Canada. Additionally, at July 31, 2005, the Company has non-capital losses of approximately CAD$2.35 million (July 31, 2004 - CAD$2.90 million; July 31, 2003 - CAD$2.80 million) available for future deductions from taxable income derived in Canada, which expire as follows:

2006	$461,164
2007	448,571
2008	954,501
2009	55,146
2010	334,163
2011	97,831

$2,351,376

The potential future benefit associated with these excess resource tax pools and non-capital loss carry-forwards has not been recognized in these financial statements, as it cannot be considered likely that these amounts will be utilized to reduce future taxable income.

NOTE 9 – SUBSEQUENT EVENTS

Investments

On October 13, 2005, the Company participated in a private placement in Austral Pacific Energy Ltd. The Company purchased 200,000 units at US$2.50 per unit. Each unit consists of one share and one half of one share purchase warrant, with each warrant entitling the Company to purchase one common share at a price of US$3.50 per share subject to an accelerated expiry if a trigger price of US$4.50 is reached in the first twelve months from the issue date. The warrants expire on October 13, 2006.

On September 1, 2005, the Company exercised 500,000 TAG Oil Ltd. share purchase warrants at a price of US$0.60 per share. The Company then sold 1,000,000 shares of TAG Oil with a book value of $500,000 for proceeds of approximately $1,140,831 for a gain over book value of approximately $640,831.

NOTE 10 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”) except for the following differences:

a)	Assets

Under Canadian GAAP, the Company’s investments accounted for under the cost method of accounting are valued at the lower of cost or market value. Under U.S. GAAP, such investments are classified as available-for-sale securities and reported at market value, with unrealized gains and losses included as a component of comprehensive income.

	July 31,	July 31,
	2005	2004

Investments under Canadian GAAP	$2,219,072	$1,197,839
Adjustment required under U.S. GAAP	1,140,541	199,715
Cumulative historical adjustments to date	903,574	703,859

Investments under U.S. GAAP	$4,263,187	$2,101,413

Total assets under U.S. GAAP as at July 31, 2005 and 2004 are $4,586,104 and $2,302,276, respectively.

b)	Stockholders’ Equity

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

	July 31,	July 31,
	2005	2004
Common stock under Canadian GAAP	$13,175,075	$13,175,075
Cumulative historical pro-forma adjustments to date	833,611	833,611
Common stock under U.S. GAAP applying SFAS 123	$14,008,686	$14,008,686

In accordance with SFAS 123, the following is a summary of the changes in the Company’s stock options for the 2005, 2004 and 2003 fiscal years:

	2005		2004		2003
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price	of Shares	Price

Balance at beginning of year	27,777	$ 31.50	27,777	$ 31.50	88,333	$ 45.63
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Expired	(27,777)	31.50	-	-	(60,556)	52.14
Cancelled	-	-	-	-	-	-
Outstanding and exercisable
at end of year	-	$ -	27,777	$ 31.50	27,777	$ 31.50

No stock options were granted during the 2005, 2004 or 2003 fiscal years.

There has been no difference to the Company’s net loss or loss per share as reported under Canadian GAAP when the fair value based method of accounting defined in SFAS 123 had been applied, on a pro-forma basis, to the 2005, 2004 or 2003 fiscal years.

ii) Accumulated Deficit

The effects of Note 10(b)(i) on accumulated deficit are as follows:

	July 31,	July 31,
	2005	2004

Deficit under Canadian GAAP	$(10,653,465)	$(11,795,712)
Net income under U.S. GAAP	1,142,246	458,829
Deduct net income under Canadian GAAP	(1,142,246)	(458,829)
Cumulative historical adjustments to date	(833,611)	(833,611)

Accumulated deficit under U.S. GAAP	$(11,487,076)	$(12,629,323)

iii) Accumulated Other Comprehensive Income

The effects of Note 10(a) on accumulated other comprehensive income are as follows:

	July 31,	July 31,
	2005	2004
Accumulated other comprehensive income
under Canadian GAAP	$-	$-
Unrealized gain on investments	1,140,541	703,859
Cumulative historical adjustments to date	903,574	199,715

Accumulated other comprehensive income
under U.S. GAAP	$2,044,115	$903,574

As a result of these adjustments under U.S. GAAP, total stockholders’ equity as at July 31, 2005 and 2004 are $4,565,725 and $2,282,937, respectively.

c)	Net Income (Loss) and Comprehensive Income for the Year

The following are the effects of Notes 10(a) and (b) on net loss and comprehensive income (loss) for the 2005, 2004 and 2003 fiscal years:

	2005	2004	2003

Net income (loss) for the year under	$1,142,246	$458,829	$(261,007)
Canadian and US GAAP
Other comprehensive income (loss):
Unrealized gain on investment	1,140,541	703,859	199,715

Comprehensive income (loss) for the year
under U.S. GAAP	$2,282,787	$1,162,688	$(61,292)

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

Exhibit Reference	Exhibition Description
1.1	Certificate of Continuance (1)
1.2	Notice of Articles (1)
1.3	Articles (1)
4.1	Agreement dated August 23, 2002 between the Registrant and Indo-Pacific Energy Ltd. for the purchase of 175,000 units Of Indo-Pacific at a price of US$.80 per unit. (2)
4.2	Consulting Agreement between the Registrant and PCL Holdings Ltd. dated April 1, 2005. (1)
8.0	List of Wholly-Owned Subsidiaries of Trans-Orient Petroleum Ltd. (1)
11	Code of Ethics (4)
12	Audit Committee Charter (1)
14.1	Auditor’s report for the fiscal years 2003 and 2002 (3)
14.2	Change of auditor papers (4)
31.1	Section 302(a) Certification of CEO (1)
31.2	Section 302(a) Certification of CFO (1)
32.1	Section 906 Certifications of CEO and CFO (1)

(1)	Filed herewith.

(2)	Incorporated by reference as previously included in Form 20-F filed January 31, 2003.

(3)	Incorporated by reference as previously included in Form 20-F filed January 30, 2004.

(4)	Incorporated by reference as previously included in Form 20-F filed January 31, 2005.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F at July 31, 2005 and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 26, 2006

TRANS-ORIENT PETROLEUM LTD.

By:	/s/ Barry MacNeil
Barry MacNeil, Secretary, CFO and Director