Form 20-F
period 2006-07-31
Trans-Orient Petroleum Ltd.
filed 2007-01-26
CIK 1007023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[     ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2006 (with other information to December, 29, 2006 except where noted)

OR

[     ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

OR

[     ]     SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

Commission file number 0-27668

TRANS-ORIENT PETROLEUM LTD.
(Exact name of Registrant specified in its charter)

TRANS-ORIENT PETROLEUM LTD.
(Translation of Registrant’s name into English)

BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

999 Canada Place,
World Trade Centre, Suite 404
Vancouver, British Columbia, Canada, V6C 3E2
(Address of principal executive offices)

COMMON SHARES WITHOUT PAR VALUE
(Title of Class)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of each exchange on which registered
None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common Shares without Par Value
(Title of Class)

-ii -

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.    None

Number of outstanding shares of Trans-Orient’s only class of capital stock as of July 31, 2006.
17,618,083 Common Shares Without Par Value

Indicate by check mark if the Registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.
Yes [     ]      No [X]

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Yes [     ]     No [X]

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]     No [     ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b 2 of the Exchange Act.
[     ]Large Accelerated Filer      [     ] Accelerated Filer Non       [X]Accelerated Filer

Indicate by check mark which financial statement item Registrant has elected to follow:
Item 17 [X]     Item 18 [     ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b 2 of the Exchange Act):
Yes [     ]     No [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

(End of Cover Page)

T A B L E O F C O N T E N T S
of the Form 20F of Trans-Orient Petroleum Ltd.

FORWARD-LOOKING STATEMENTS

The information in this annual report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve risks and uncertainties, including statements regarding our capital needs, business plans and expectations. Such forward-looking statements involve risks and uncertainties regarding the availability of private placement financing, the availability of suitable exploration permits, the liquidity of our investment in Austral Pacific Energy Ltd., the potential applicability of the Investment Company Act of 1940, and other factors. Forward-looking statements are made, without limitation, in relation to availability of funds and our plan to invest in directly into suitable new resource exploration projects. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential” or “continue”, the negative of such terms or other comparable terminology. Actual events or results may differ materially. In evaluating these statements, you should consider various factors, including the risks outlined below, and, from time to time, in other reports we file with the SEC. These factors may cause our actual results to differ materially from any forward-looking statement. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

Currency, Measurement and Glossary of Industry Terms

All currency amounts are stated in U.S. dollars unless otherwise indicated.

Conversion from metric into imperial units of measurement is as follows:

Metric Units	Imperial Units

hectare	2.471 acres
metre (m)	3.281 feet
kilometre (km)	0.621 miles (3,281 feet)

Industry Expressions

The following are industry expressions that may be used in this Annual Report:

Trans-Orient, We, Our, Company or Registrant refers to Trans-Orient Petroleum Ltd., a corporation organized and registered under the laws of British Columbia, Canada, and unless the context clearly requires, includes its subsidiaries.

Basin is a segment of the crust of the Earth which has been downwarped and in which thick layers of sediments have accumulated over a long period of time.

Exploration Well is a well drilled in a prospect without knowledge of the underlying sedimentary rock or the contents of the underlying rock.

Farm-In or Farm-Out refers to a common form of agreement between petroleum companies where the holder of the petroleum interest agrees to assign all or part of an interest in the ownership to another party that is willing to fund agreed exploration activities which may be more or less than the proportionate interest assigned to them.

Hydrocarbons is the general term for oil, gas, condensate and other petroleum products.

Participating Interest or Working Interest is an equity interest, compared with a royalty interest, in an oil and gas property whereby the participating interest holder pays its proportionate percentage share of development and operating costs and receives the equivalent share of the proceeds of hydrocarbon sales after deduction of royalties or other imposts due on gross income.

Permit or Licence is an area that is granted for a prescribed period of time for exploration, development or production under specific contractual or legislative conditions.

Prospect is a potential hydrocarbon trap which has been confirmed by geological and geophysical studies to the degree that drilling of an exploration well is warranted.

Royalty is the entitlement to a stated or determinable percentage of the proceeds received from the sale of hydrocarbons calculated as prescribed in applicable legislation or in the agreement reserving the royalty to the owner of the royalty.

Seismic refers to a geophysical technique using low frequency sound waves to determine the subsurface structure of sedimentary rocks.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected financial data

The selected historical financial information presented in the table below for each of the fiscal years ended July 31, 2006, 2005, 2004, 2003 and 2002, is derived from the audited consolidated financial statements of the Registrant. The audited financial statements of the Registrant for the fiscal years ended July 31, 2006, 2005 and 2004 are included in this Filing. The selected historical financial information for the fiscal years ended July 31, 2003 and 2002 presented in the table below are derived from audited financial statements of the Registrant that are not included in this Filing but were included in previous filings. The selected financial information presented below should be read in conjunction with the Registrant’s consolidated financial statements and the notes thereto included in this annual report (Item 17), and with the information appearing under the heading, “Operating and Financial Review and Prospects” (Item 5).

The selected consolidated financial data has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The consolidated financial statements included in Item 17 in this filing are also prepared under Canadian GAAP. Additional information is presented to show the differences which would result from the application of United States Generally Accepted Accounting Principles (“US GAAP”) to the Registrant’s financial information. Refer to Note 11 of the consolidated financial statements included herein for a discussion of the material differences between Canadian GAAP and US GAAP and their effect on the Registrant’s financial position and results of operations.

Under Canadian Generally Accepted Accounting Principles (in US$)

	Year Ended July 31
	2006	2005	2004	2003	2002
	$	$	$	$	$
Balance Sheet Data
Current Assets	484,749	237,601	111,186	304,912	338,714
Investments	2,304,811	2,219,072	1,197,839	557,609	754,791
Property and Equipment	83,887	85,316	89,676	120,761	127,483
Oil and Gas Interests	-	-	1	1	1
Total Assets	2,915,621	2,541,989	1,398,702	983,283	1,220,989
Share Capital	13,175,075	13,175,075	13,175,075	13,145,075	13,145,075
Share Capital held by
subsidiary	-	-	(11,993)	(11,993)	-
Deficit	(10,271,860)	(10,653,466)	(11,795,712)	(12,254,541)	(11,993,534)

Operating Data
Gross Revenue	13,848	1,896	1,696	2,882	3,589
Net Income (Loss)	381,606	1,142,246	458,829	(261,007)	(397,564)
Net Income (Loss)
per Share	0.02	0.06	0.03	(0.02)	(0.04)

Under U.S. Generally Accepted Accounting Principles (in US$)

	Year Ended July 31
	2006	2005	2004	2003	2002
	$	$	$	$	$
Balance Sheet Data
Current Assets	484,749	237,601	111,186	304,912	338,714
Investments	2,693,233	4,263,187	2,101,413	757,324	754,791
Property and Equipment	83,887	85,316	89,676	120,761	127,483
Oil and Gas Interests	-	-	1	1	1
Total Assets	3,304,043	4,586,104	2,101,413	1,181,529	1,220,989
Share Capital	14,008,686	14,008,686	14,008,686	13,978,686	13,978,686
Deficit	(11,105,471)	(11,487,076)	(12,629,323)	(13,088,152)	(12,827,145)
Accumulated Other
Comprehensive Income
(Loss)	388,422	2,044,115	903,574	199,715	-

Operating Data
Gross Revenue	13,848	1,896	1,696	2,882	3,589
Net Income (Loss)	381,606	1,142,246	458,829	(261,007)	(397,564)
Comprehensive Income
(Loss)	(1,274,087)	2,282,787	1,162,688	(61,292)	(849,460)
Net Income (Loss) per	0.02	0.06	(0.03)	(0.02)	(0.04)
Share

Exchange Rates

The Registrant’s financial statements, as provided under Item 8 and 17 of this annual report, are presented in United States Dollars. On July 31, 2006 the closing rate for Canadian dollars was US $1.00 for CAD$1.1316. On December 29, 2006 the closing rate for Canadian dollars was US$1.00 for CAD$1.1654. Rates of exchange are obtained from the Bank of Canada and believed by the Registrant to approximate the rates certified for customs purposes by the Federal

Reserve Bank in New York. It should be noted, however, that Bank of Canada exchange rates are nominal quotations - not buying or selling rates - and are intended for statistical or analytical purposes. Rates available from financial institutions will differ. Rates are expressed in Canadian dollars, converted from U.S. dollars.

The following table sets out the high and low exchange rates for Canadian dollars during each of the last six months:

	Jul 2006	Aug 2006	Sep 2006	Oct 2006	Nov 2006	Dec 2006
High (1)	1.1459	1.1373	1.1289	1.1415	1.1495	1.1670
Low (1)	1.1052	1.1040	1.1035	1.1146	1.1256	1.1380

Notes:
(1)	The high and low buying rate figures are selected from daily high and low figures.

The following table sets out the year-end, average, and high and low exchange rates for Canadian dollars for the last five fiscal years:

	2006	2005	2004	2003	2002

Year End (1)	1.1316	1.2241	1.3295	1.4048	1.5776
Average	1.1551	1.1789	1.3382	1.4959	1.5700
High (2)	1.2185	1.2185	1.4072	1.6010	1.6125
Low (2)	1.0983	1.1467	1.2712	1.3323	1.5122

Notes:
(1)	Year end is July 31.
(2)	The high and low buying rate figures are selected from daily high and low figures.

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk Factors

The common shares of the Registrant must be considered a speculative investment due to a number of factors primarily related to the nature of its business (resource exploration) and its early stage of development and history of losses. An investment in the Registrant’s common shares should only be made by persons who can afford to lose their entire investment and there can be no assurance that the Registrant’s common shares will increase in value. The purchase of the common shares involves a number of significant risk factors. Purchasers of common shares should consider the following:

1.	Lack of Petroleum Reserves

The Registrant has recently acquired two petroleum exploration permits in New Zealand and is searching for possible new projects. However, it has no properties on which any petroleum or other hydrocarbon are known to exist in commercial quantities. Exploration for hydrocarbons is a speculative venture necessarily involving substantial risk, and there is no certainty that any exploration expenditures that the Registrant may incur will result in discoveries of commercial quantities of hydrocarbons.

2.	Geological and Geographic Risks

Even if hydrocarbons are discovered, the costs of extracting and delivering the hydrocarbons to market may render any deposit found uneconomic. Geological conditions are variable and unpredictable. Even if a well is drilled and production is commenced, the quantity of hydrocarbons produced will inevitably decline over time, and production may be adversely affected or may have to be terminated altogether if the Registrant encounters geological conditions that cannot be foreseen.

The Registrant will also be subject to uncertainties related to the proximity of any reserves that it may discover to pipelines and processing facilities. It expects that its operational costs will increase proportionally to the remoteness of, and any restrictions on access to, the properties on which any such reserves may be found. Adverse climatic conditions at such properties may also hinder the Registrant’s ability to carry on exploration or production activities continuously throughout any given year.

3.	Market and Pricing Risks Pertaining to Oil and Natural Gas

The marketability and price of any oil or natural gas that may be discovered and extracted by the Registrant are subject to numerous factors beyond the Registrant’s control, including market fluctuations in the prices of oil and natural gas. The Registrant’s ability to operate at a profit will also be affected by the grade of any oil that the Registrant discovers and produces, as refiners will typically demand and pay higher prices for light, quality oil. In addition, government regulation relating to prices of hydrocarbons, taxes, royalties, land tenure, allowable production, the export of oil and natural gas, and many other aspects of the oil and natural gas business will impact on the Registrant’s future operations.

4.	Limited Financial Resources

The Registrant will require additional funding to search for new projects and to resume exploration work on its existing prospects. However, the Registrant has limited financial resources, and it may not be able to raise sufficient funds to either sustain or expand its business. The Registrant currently has no operating revenues and relies principally on the issuance of common shares and the sale of its assets (primarily marketable common shares of Austral Pacific Energy Ltd. (“Austral”), a public company) to finance its business. There is no assurance that market conditions will continue to permit the Registrant to raise funds on acceptable terms or at all.

5.	History of Losses

Excluding the last three fiscal years when the Company did not have direct operations in oil and gas exploration, the Registrant has a history of losses from operations from failed investments in oil and gas and the internet. There is no assurance that the Registrant will enjoy success in any future business activity.

6.	Dilution

Our Articles of Continuance authorize the issuance of an unlimited number of shares of common stock. We have several types of dilutive securities outstanding and our Board of Directors has the power to issue further shares without stockholder approval. Our Board of Directors may issue some of such shares to acquire further capital in order to carry out our intended operations or expand our current operations, or to provide additional financing in the future. The issuance of any such shares may result in a reduction of the book value or market price of our outstanding common shares. If we issue any such additional shares, such issuance will also cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change of control.

7.	Environmental Risks

We are subject to laws and regulations that control the discharge of materials into the environment, require removal and cleanup in certain circumstances, require the proper handling and disposal of waste materials or otherwise relate to the protection of the environment. In operating and owning petroleum interests, we may be liable for damages and the costs of removing hydrocarbon spills for which we are held responsible. Laws relating to the protection of the environment have in many jurisdictions become more stringent in recent years and may, in certain circumstances, impose strict liability, rendering our Company liable for environmental damage without regard to negligence or fault on the part of our Company. Such laws and regulations may expose us to liability for the conduct of, or conditions caused by others or for acts of our Company that were in compliance with all applicable law at the time such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on our business. We believe that we have conducted our business in substantial compliance with all applicable environmental laws and regulations.

8.	Indemnities may be Unenforceable or Uncollectible

We may enter into operating agreements with other participants in a property. Such operating agreements typically provide for the indemnification of the operator. We are currently planning to directly operate our exploration programs on our recently-acquired oil and gas prospects. However, we may not always do so, and we may be requested to reimburse another participant that is the operator for losses or damages caused or incurred in the course of operations.

9.	Consequences of Failure to Satisfy Prescribed Permit or Licence Terms and Conditions

In all cases, the terms and conditions of the permit or licence granting us, or the party from which we acquired, the right to explore for, and develop, hydrocarbons, prescribe a work program and the date or dates before which such work program must be done. We believe that we are in substantial compliance with all such permits and licenses. However, varying circumstances, including the financial resources available to us, rig availability and reliance on third party operators of permits and licenses, or other circumstances beyond our control or influence may result in the failure to satisfy the terms and conditions of a permit or license and result in the complete loss of the interest in the permit or license without compensation.

Such terms and conditions may be renegotiated with applicable regulatory authorities, but there is no assurance that if a term or condition of a license or permit that is required to be satisfied has not been met, that such term or condition will be successfully renegotiated with the applicable authority.

10.	Consequences of Failure to Satisfy Joint Venture Obligations

We may in the future participate in permits or licences with industry partners with access to greater resources to meet their joint venture capital commitments. If we are unable to meet our commitments, the other joint venture participants may assume some or all of our deficiency and thereby assume a pro-rata portion of our interest in any production from the joint venture area.

Conversely, if a participant in a joint venture in which we are interested is unable to meet its commitments, it may delay or veto exploration or development plans which it cannot afford. This could, in turn, delay our desired exploration and development program and lead to the assumption of all or some of the share of the non-committing entity’s interest by our Company and the other participants (if any) in the joint venture. Although the joint venture agreement would typically allow the contributing joint venture participants to assume a pro-rata portion of the non-contributing participant’s interest in the property, our Company may face financial hardship if it is unexpectedly required to assume any portion of a non-contributing party’s joint venture obligations.

Furthermore, joint venture and other like agreements can give rise to interpretive disputes with other parties who are financially interested in the property.

11.	No Title Insurance

We do not maintain title insurance over our any of our petroleum exploration permits. Accordingly, if a problem is discovered with respect to the title of any of our prospects, we may be forced to forfeit our interest without compensation.

12.	Possible Lack of or Inadequacy of Insurance

The Company does not currently maintain insurance against certain public liability, operational and environmental risks, but intends to do so prior to exploration commences. However, even with insurance there is no assurance that an event causing loss will be covered by such insurance, that such insurance will continue to be available to our Company, or that the benefits of such insurance will be adequate to cover our liability.

13.	Foreign Currency Exchange Risk

We hold cash reserves in Canadian and US dollars. In the foreseeable future, we expect to incur the majority of our exploration expenditures in New Zealand dollars. We do not currently hedge our exposure to foreign currency exchange rate changes, although we may choose to selectively do so in the future. A decrease in the value of the New Zealand dollar against the value of the Canadian and US dollar will be a benefit to our Company. An increase in value of the New Zealand dollar relative to the Canadian or US dollar would have a detrimental effect on us as our operating expenses would, in turn, increase in Canadian and US dollars.

14.	Competition

Other companies with greater financial resources and/or expertise are in competition with the Registrant for oil and gas prospect and investment opportunities. The Registrant must compete with such companies in bidding for the acquisition of petroleum interests from various state authorities, in purchasing or leasing equipment necessary to explore for, develop and produce hydrocarbons, and in obtaining the services of personnel in the exploration for, and development and production of, hydrocarbons.

15.	Thinly Traded Public Market

The Registrant’s shares trade on the OTC Bulletin Board. The Registrant has 463 registered shareholders as at December 29, 2006, and its shares are relatively thinly traded. There can be no assurance that a stable market for the Registrant’s common shares will ever develop or, if it should develop, be sustained. It should be assumed that the market for the Registrant’s common shares will continue to be highly illiquid, sporadic and volatile. The Registrant is required to remain current in its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in order for its common stock to remain eligible for quotation on the OTC Bulletin Board. If the Registrant fails to meet its obligations as a “reporting company” under the Exchange Act, the Registrant’s common stock will cease to be eligible for quotation on the OTC Bulletin Board, and its shareholders may not be able to sell their shares in the public market within the United States.

16.	Dealings With Associated Companies

In previous fiscal years the Registrant has been associated with other public junior resource companies through common directors, common officers and common shareholdings, and may become associated with other public junior resource companies in the future. The Registrant may continue to hold equity investments in these other companies. The Registrant may also make application for interests in petroleum properties with companies with which it may become associated. Persons who are not willing to rely on the discretion and judgment of management and the boards of directors of the Registrant and any companies with which it may become associated should not consider a purchase of its securities.

17.	Value of Properties

The amounts attributed to future properties in the Registrant’s financial statements represent acquisition and exploration expenditures only, and should not be taken to in any way reflect realizable value.

18.	Investment Company Act

The Registrant may incur significant costs to avoid investment company status and may suffer other adverse consequences if deemed to be an investment company under the Investment Company Act of 1940 (“Investment Company Act”). Some of the Registrant’s equity investments in other businesses may constitute investment securities under the Investment Company Act. A company may be deemed to be an investment company if it owns investment securities with a value exceeding 40% of its total assets, subject to certain exclusions. Investment companies are subject to registration under, and compliance with, the Investment Company Act unless a particular exclusion or safe harbor provision applies. If the Registrant were to be deemed an investment company, it would become subject to the requirements of the Investment Company Act. As a consequence, the Registrant would be prohibited from engaging in business or issuing securities as it has in the past and might be subject to civil and criminal penalties for non-

compliance. In addition, certain of the Registrant’s contracts might be voidable, and a court-appointed receiver could take control of the Registrant and liquidate the business. Unless an exclusion or safe harbor was available to the Registrant, it would have to attempt to reduce its investment securities as a percentage of its total assets. This reduction can be attempted in a number of ways, including the disposition of investment securities and the acquisition of non-investment security assets. If the Registrant were required to sell investment securities, the Registrant may sell them sooner than it otherwise would have based on economic factors solely. These sales would likely be at depressed prices and the Registrant may never realize anticipated benefits from, or may incur losses on, these investments. The Registrant may be unable to sell some investments due to contractual or legal restrictions or the inability to locate a suitable buyer. Moreover, the Registrant may incur tax liabilities when it sells assets.

19.	Penny Stock Regulation and Difficulties in Selling Shares

The Securities and Exchange Commission (the “SEC”) has adopted rules that regulate broker-dealer practices in connection with transactions in “penny stocks.” Penny stocks generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges such as AMEX and the Nasdaq Stock Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

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

20.	Foreign Jurisdiction Risks; Governmental Laws and Local Conditions

Claims of aboriginal peoples in New Zealand or other potential areas of operation may adversely affect the rights or operations of our Company and there is no assurance that governmental regulation will not vary, including regulations relating to prices, royalties, allowable production, environmental matters, import and export of hydrocarbons and protection of water resources and agricultural lands. Our exploration interests in New Zealand are subject to regulations that relate directly and indirectly to our operations, including title to the petroleum interests, production, marketing and sale of hydrocarbons, taxation, environmental matters, restriction on the withdrawal of capital from a country and other factors. There is no assurance that the laws relating to the ownership of petroleum interests and the operation of our business in New Zealand will not change in a manner that may materially and adversely affect our business.

21.	Legal Proceedings Against Foreign Directors

The Company is incorporated under the laws of the British Columbia, Canada, and three of the Company’s directors and officers are residents of Canada and one is a resident of New Zealand. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon its directors or officers, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under the Exchange Act. Furthermore, it may be difficult for investors to enforce judgements of the U.S. courts based on civil liability provisions of the U.S. federal securities laws in a foreign court against the Company or any of the Company’s non-U.S. resident officers or directors.

22.	Concentration of Ownership and Ineffective Voting Powers

The directors and principal shareholders of the Registrant beneficially own a sufficient number of the outstanding common shares of the Registrant to have substantial influence over matters which require a vote of the Registrant’s shareholders, such as the election of members of the board of directors as well as extraordinary matters which require shareholders’ approval. Should the directors and the principal shareholders vote their shares in a like manner on a matter requiring a simple, or special majority vote of the Registrant’s shareholders, it is most likely that their position on the matter would control or significantly affect the outcome of the vote. Additionally, because the directors and principal shareholders possess substantial influence over the Registrant through their shareholdings, the value attributable to the right to vote held by other shareholders may be perceived to be reduced. This could result in a reduced value for the shares owned by other shareholders who do not have the same level of control over the Registrant’s affairs.

23.	The Registrant expects to be a passive foreign investment company, or PFIC

Shareholders who are U.S. taxpayers should be aware that the Registrant will likely be a passive foreign investment company (“PFIC”) for the current fiscal year, may also have been a PFIC in prior years and may also be a PFIC in subsequent years. If the Registrant is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of Trans-Orient. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Registrant’s net capital gain and ordinary earnings for any year in which the Registrant is a PFIC, whether or not it distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election, generally, must include as ordinary income in each year, the excess of the fair market value of the common shares over the taxpayer’s tax basis therein.

ITEM 4.	INFORMATION ON THE REGISTRANT

A.	History and Development of the Registrant

Corporate Actions:

The Registrant, Trans-Orient Petroleum Ltd., is a British Columbia corporation based in Vancouver, British Columbia, Canada. The Registrant’s registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, B.C. V6E 4N7. The Registrant’s principal business office is located at 999 Canada Place, World Trade Centre, Suite 404, Vancouver, British Columbia, V6C 3E2.

The Registrant was incorporated on July 25, 1986 under the name Palo Duro Exploration Ltd. by the registration of memorandum and articles under the Company Act (British Columbia). The Registrant changed its name to Stoney Creek Mines Ltd. on July 15, 1988. On June 30, 1992, the Registrant consolidated its shares on a one new for three old basis and changed its name to Cyn-Tech Ventures Ltd. On June 29, 1995, the Registrant consolidated its shares on a one new for five old basis and changed its name to Consolidated Cyn-Tech Ventures Ltd. On June 27, 1996 the Registrant subdivided its shares on a three new for one old basis and changed its name to Trans-Orient Petroleum Ltd.

On September 26, 1997, the Registrant was re-domiciled in the Yukon Territory, Canada, by way of continuance under the Business Corporations Act (Yukon). On May 4, 1998 the Registrant subdivided its shares on a two new for one old basis and increased its authorized capital to 200,000,000 common shares without par value. On January 17, 2001 the Registrant consolidated its common shares on a one new for twelve old basis, and increased its authorized capital from 200,000,000 to an unlimited number of common shares without par value. The Registrant received shareholder approval at the Annual and Special meeting on January 18, 2002 to further consolidate all of its common shares on a one new for three old basis. The Registrant implemented this consolidation on April 5, 2002. On March 30, 2006 the Registrant subdivided its common shares on a seven new for one old basis.

All references to our outstanding common shares, issuances of common shares, options and warrants and prices associated with the above corporate actions and their effects on share capital have been shown on a retroactive basis.

On January 16, 2006, the Registrant was re-domiciled in British Columbia by way of continuance under the Business Corporations Act (British Columbia) which replaced the Company Act (British Columbia) in 2004.

The Registrant became a public or “reporting company” in British Columbia upon obtaining a receipt for the prospectus filed with the British Columbia Securities Commission in connection with its initial public securities offering in April, 1989. The Registrant’s common shares commenced trading on the Vancouver Stock Exchange (“VSE”), the predecessor to the TSX Venture Exchange, at about that time. On June 10, 1997, the Registrant’s common shares commenced trading on the National Association of Securities Dealers’ OTC Bulletin Board (the “OTCBB”) under the symbol “TEPUF”. On July 31, 1997, the Registrant voluntarily delisted its common shares from the VSE. The Registrant’s current trading symbol on the OTCBB is “TOPLF”.

Developments:

During the fiscal years ended July 31, 2006, 2005 and 2004, the Registrant did not carry on any active oil and gas exploration activities. During the 2005 fiscal year, the Registrant wrote off an oil and gas interest of $1 which at that time represented its only remaining oil and gas interest.

Subsequent to the end of the 2006 fiscal year the Registrant was awarded 100% interests in two onshore petroleum exploration permits in New Zealand (discussed in more detail below under the heading “Information on the Registrant – Business Overview” (Item 4.B).

The Registrant did not conduct any financing activities during the 2006 and 2005 fiscal years. However, it realized certain gains from its investment activities which are discussed under the heading “Operating, Financial Review And Prospects –Investing Activities” (Item 5). The Registrant successfully completed two private placement financings subsequent to the 2006 fiscal year for total gross proceeds of $10,540,250, as described in more detail under the heading “Operating, Financial Review And Prospects –Financing Activities” (Item 5).

During the 2006 fiscal year the Registrant sold a total of 7,373,569 common shares of AMG Oil Ltd. (“AMG”). These dispositions resulted in the Registrant’s effective loss of control of AMG, the accounts of which were, until that time, consolidated with those of the Registrant.

B.	Business Overview

Nature of Operations

We are an independent oil and gas exploration company, incorporated in Canada. During the 2006 fiscal year, we have been focused on identifying suitable international oil and gas prospects with the view to resuming our oil and gas exploration activities. On November 8, 2006, the Government of New Zealand awarded us 100% interests in two onshore petroleum exploration permits, PEP 38348 and 38349, totalling 2,163,902 acres, located in the East Coast Basin of New Zealand.

Since we are an exploration stage company we do not have any revenues from operations. Accordingly, we are not directly affected by fluctuations in the markets for hydrocarbon products, the seasonality of hydrocarbon products, or marketing channels for such products. We also do not rely on raw materials, and do not have any significant proprietary interests in intellectual property, as we operate in an extractive industry.

We compete with other companies for bidding for the acquisition of petroleum interests from various authorities, and in exploring for oil and gas in the Australasia region. We are also subject to government regulations applicable to the petroleum exploration permits that we hold, and to the exploration activities that we plan to conduct on those permits. The effects of these regulations are described in Item 4. “Property, Plant and Equipment”.

As of December 29, 2006, we also held 3,110,240 common shares (11.2%) of Austral. Austral is a public company whose common shares are listed on AMEX, the TSX Venture Exchange and the New Zealand Stock Exchange, with a market capitalization in the $52 million range.

In addition to our interest in Austral, we also currently own 826,431 common shares of AMG Oil Ltd. (“AMG”) with a current market bid price of $0.50 per share as of January 15, 2007. AMG is a reporting company under the Securities Exchange Act of 1934 whose shares have been quoted on the OTCBB since January 15, 2003. Our present interest in AMG accounts for 3.66% of the outstanding shares. We account for our investment in AMG using the cost method. During the 2006 fiscal year we sold 7,373,569 common shares of AMG for aggregate proceeds of $133,695. These dispositions resulted in the Company’s effective loss of control of AMG. The AMG market is highly illiquid, and we do not consider the currently quoted prices realizable. Please refer to Item 17 for additional information.

Our 100% owned subsidiary, DLJ Management Corp., provides management, accounting and reporting services to three junior public natural resource companies on a cost-recovery basis.

C.	Organizational Structure

As of December 29, 2006 the Registrant has one wholly owned subsidiary, being DLJ Management Corp. Unless indicated otherwise, the terms “Trans-Orient”, “we”, “our”, the “Company” or the “Registrant”, or any reference to the Registrant’s business and operations, mean Trans-Orient Petroleum Ltd. inclusive of its wholly-owned subsidiary.

D.	Property, Plant and Equipment

We have been focused on identifying suitable international oil and gas prospects with the view to resuming our oil and gas exploration activities. On November 8, 2006, the Government of New Zealand awarded us interests in two onshore petroleum exploration permits located in the East Coast Basin of New Zealand. The following is a brief description of these permits. For definitions of technical terms in the following description of properties, see the Glossary of Industry Terms found at the beginning of this report. Apart from our interests in the following hydrocarbon exploration properties and the investments described above, we hold only minor office assets for the purpose of operating our business.

The following table summarizes our two exploration permits:

Property	Location	Working Interest	Gross Sq. Km’s	Net Sq. Km’s

PMP 38348	East Coast Basin	100%	2,147	2,147
PMP 38349	East Coast Basin	100%	6,610	6,610

In order to keep our permits in good standing, we must expend at least $230,000 under the mandated work programs (the “Work Programs”) before November 8, 2007 (“Year 1”) as follows:

Property	Location	2007 Fiscal Year Work Program Details	Expenditure Required by November 8, 0207
PMP 38348	East Coast Basin	Seismic reprocessing, structural, stratigraphic, geochemical and reservoir sampling and analysis.	$99,500
PMP 38349	East Coast Basin	Seismic reprocessing, structural, stratigraphic, geochemical and reservoir sampling and analysis.	$130,500

To maintain the permits in good standing after November 8, 2007 (“Year 2”), we need to commit in writing to the Ministry of Economic Development prior to November 8, 2007, to complete the Year 2 work program on both permits.

The Year 2 programs on both permits consist of acquiring, processing and interpreting 20 km’s and 30 km’s of 2D seismic on PEP 38348 and 38349, respectively and to undertake additional geological, geochemical and geophysical studies including interpretation of existing, reprocessed and new seismic data.

To maintain the permits in good standing after November 8, 2008 (“Year 3”), we need to commit in writing to the Ministry of Economic Development prior to November 8, 2008, to complete the Year 3 work program on both permits. The year 3 programs on both permits consist of drilling one exploration well, relinquishing 25% of the permit area and submitting a satisfactory work programme proposal to the Ministry of Economic Development for the remaining two years of the permit.

The permits are both situated onshore in New Zealand's East Coast Basin, which covers the eastern onshore and offshore areas of the North Island. The East Coast Basin is classified as an active fore-arc basin, situated immediately west of the convergent plate boundary between the Australian and Pacific plates. At an earlier stage in its evolution it was a passive margin basin, prior to the initiation of convergence on the plate boundary, about 20 million years ago.

The Pacific plate is flexured downwards at the offshore Hikurangi Trench which forms the eastern boundary of the East Coast Basin, and is actively subducting beneath the Australian plate, deepening westwards beneath the East Coast Basin. A consequence of this active tectonic environment has been the deposition of enormous thicknesses of sedimentary rock, with sedimentary thicknesses of up to 30,000 feet in parts of the Basin; together with east-west compressional folding and faulting.

The entire sedimentary section can be examined at locations where it is exposed in outcrop. Good potential oil and gas source rocks are found in the Late Cretaceous / Early Tertiary section, particularly in the organically very rich Waipawa Black Shale and the much thicker but lesser richness Whangai Formation, both of which are extensively developed across the Basin. Various laboratory geochemical studies of these rocks have demonstrated that they are mature for oil/gas generation and expulsion over much of the Basin's area., including within PEP's 38348 & 38349.

Numerous active oil and gas seeps are known within both permit areas. The most prominent of these are the Waitangi Hill oil ponds in PEP 38348 and the Westcott oil seeps in PEP 38349. At Waitangi Hill a series of oil ponds up to 20 feet in diameter, are continuously recharged with oil seeping up a fault contact and running off along Petroleum Creek. The area has been the locus of a number of historical shallow wells; a couple of which were claimed to produce oil, but no commercial production has been established. At Westcott, oil seeps continuously from Miocene sands in outcrop. These oils, and the various gas seeps, are geochemically typed as being from the Waipawa and/or Whangai source rocks.

Good reservoir rocks are extensively observed in outcrop, in a variety of Miocene sandstones and Pliocene coquina limestones. In addition to this, the Whangai and Waipawa mudstones are themselves extensively jointed and fractured, and have potential to be effective oil or gas reservoirs in their own right, while more conventional reservoir potential is also exhibited in greensands of Late Cretaceous to Early Tertiary age.

The plate boundary compressional tectonics have given rise to the formation of numerous potentially oil / gas trapping structures, which are observed in outcrop and on 2D seismic (of which there is only limited amount in both permits). However, the same compressional regime has resulted in a division of the East Coast Basin into a series of sub-basins, with consequential discontinuous and variable reservoir trends; and also has resulted in extensive faulting and uplift which has led to the presence of the hydrocarbon seeps and the potential for fault breaching of traps.

The above summary demonstrates that the Basin and the permits have considerable discovery potential but also considerable exploration risk. At present they can be classified as lightly explored frontier areas, with minimal modern drilling in either permit based on modern seismic control.

In PEP 38348, there is only of order 150 miles of 2D seismic, most of poor to moderate quality. The only well drilled on any degree of seismic control was Waingaromia-2 in 2000. As with the majority of the historical wells, this had hydrocarbon shows, but encountered no effective reservoir. An inventory of some ten prospects and good leads is identified on the seismic and on surface outcrop. The best defined of these at present are the Pauariki and Wharekak Prospects, both being defined on several seismic lines. A prominent gas seep is situated at the northern end of Pauariki, which has potential to reservoir significant amounts of gas or oil. Geochemical surveying of the better ranked targets will commence in February 2007, as the first step in high-grading the targets. Following this work, additional seismic will be acquired over the top ranked prospects, in order to select optimal locations for drilling.

In PEP 38349, there is of order 300 miles of 2D seismic, of moderate to good quality. There have been four wells drilled on some degree of modern seismic control since 1980; and three earlier wells in the 1970's based on very limited seismic control. Again, most of these wells had significant hydrocarbon shows, but as in PEP 38348, drilling problems associated with swelling shales meant that some never reached their target, and none were flow tested.

An inventory of some twenty prospects and leads are presently indentified from 2D seismic and outcrop mapping. Boar Hill is a seismically defined fractured Whangai shale target mapped on seismic, with a set of gas seeps situated on its western side. Prospects Oporae, Conoor, Waewaepa and Mangatoro are all Mio-Plio reservoir targets situated in the general vicinity of the Westcott oil seeps, on the western flank of the Ellsthorpe Anticline, in the core of which further hydrocarbon seeps are observed. Prospect Speedy was drilled on a seismically defined target in 2000 by Speedy-1; yet despite increasing levels of higher order hydrocarbons being observed with increasing depth, it failed to reach its objective due to drilling problems. All these targets are relatively shallow, being less than 6,000 feet. Recent drilling practice, particularly in the use of synthetic oil based muds, now offers the means to overcome the swelling shale problems which have hindered earlier drilling.

The forward work program is to be carried out in parallel with that in PEP 38348, namely geochemical sampling in First Quarter 2007, followed by detail seismic on selected targets in 2008, to optimise drilling locations.

No Reserves

The Company did not have any hydrocarbon reserves or prospects at July 31, 2006. Subsequent to the 2006 fiscal year the Company acquired the two permits detailed above. The properties that are subject to the permits have no known hydrocarbon reserves.

Petroleum Exploration Regime in New Zealand

Unless otherwise indicated and subject to the conditions of the permit, a petroleum exploration permit granted in New Zealand provides for the exclusive right to explore for petroleum in the land covered by the exploration permit. Exploration permits have an initial term of five years, but are renewable for a further term of up to five years over an area of land not exceeding one-half of the original area (with a possible further short appraisal extension where necessary).

An exploration permit holder may apply to the Minister of Energy for amendments to an exploration permit, including changes to the mandatory Work Program prescribed in relation to the permit to keep it in good standing or the area covered by the exploration permit, if circumstances require and the conditions of the exploration permit have been substantially complied with. This remains, however, a matter for the Minister’s discretion. Exploration permit holders may exceed the requirement of the Work Program in relation to any permit.

If an exploration permit holder does not satisfy the Minister that it has complied with the obligations under the Work Program (or such variation as may have been agreed with the Minister), the New Zealand government has the power to revoke the exploration permit. A NZ$250,000 bond is now payable with all applications for a new permit.

Unless an earlier date is specified in the permit, an exploration permit holder has a right to be granted a petroleum mining permit with a term of up to 40 years if the exploration permit holder satisfies the Minister that, as a result of the activities authorised by the exploration permit, a deposit of petroleum has been found in the land covered by the exploration permit. An exploration permit or a mining permit operates as an exclusive license to undertake exploration or mining activities, as the case may be, on the land covered by it, but does not grant any ownership interest to the permit holder in the land itself.

The annual royalties payable in relation to a permit depend on when the relevant petroleum discovery in the permit was made, and whether an exploration permit or a mining permit is held.

On deposits of petroleum known to exist before June 30, 2004 or discovered after December 31, 2009, the New Zealand Government reserves:

(a)	where an exploration permit is held, a royalty equal to 5% of the net sales revenue from all petroleum obtained from the exploration permit; and

(b)	where a mining permit is held, a royalty equal to the greater of:

	(i)	5% of the net sales revenue from the sale of all petroleum obtained from the mining permit; and

	(ii)	20% of the accounting profits from the sale of all petroleum obtained from the mining permit.

On deposits of petroleum discovered in the period June 30, 2004 to December 31, 2009, where an exploration permit is held, the New Zealand Government reserves a royalty equal to:

(a)	1% of the net sales revenue from the sale of all natural gas products obtained from the exploration permit; and

(b)	5% of the net sales revenue from the sale of all oil products from the exploration permit.

On deposits of petroleum discovered during the period June 30, 2004 to December 31, 2009 that are produced under a mining permit, the New Zealand Government reserves a royalty that is the greater of:

(a)	1% of the net sales revenue from the sale of all natural gas products obtained from the mining permit or 5% of the net sales revenue, from the sale of all oil products from the mining permit; and

(b)	a percentage of accounting profits, calculated on the following basis:

	(i)	15% of the accounting profits on the first NZ$750 million (cumulative) gross sales for an offshore discovery or the first NZ$250 million (cumulative) gross sales for an onshore discovery; and

	(ii)	20% of the accounting profits on any additional petroleum obtained.

In calculating the accounting profits on any petroleum produced from a discovery made during the period June 30, 2004 to December 31, 2009, a mining permit holder may deduct, amongst other things, its prospecting and exploration costs that it has incurred in any permit in New Zealand between June 30, 2004 and December 31, 2009. For production from all other mining permits, only prospecting and exploration costs associated with that specific permit can be deducted for the calculation of accounting profits for that permit.

Detailed methods for calculating “net sales revenue” and “accounting profits” are prescribed for the purpose of calculating royalties. Royalties are assessed annually.

On August 22, 2006 new fees were implemented with an effective date of September 22, 2006 for all permits. For the financial year from July 1, 2006 to June 30, 2007, an exploration permit holder must pay the New Zealand Government an annual fee of NZ$9.47 per square kilometre for the first 1500 square kilometres and NZ$7.22 for each additional square kilometre of the land of any exploration permit. In respect of the same period, a mining permit holder must pay the New Zealand Government an annual fee of NZ$303.12 per square kilometre of the land area of any mining permit. From July 1, 2007, or on any permit granted or extended on or after September 22, 2006, the new annual fees require an exploration permit holder to pay the New Zealand Government NZ$10.50 per square kilometre for any exploration permit. A mining permit holder must pay the New Zealand Government an annual fee of NZ$100 per square kilometre of the land area of any mining permit and a prospecting permit holder must pay an annual fee of NZ$4.00 per square kilometre of the land area of any prospecting permit.

Environmental Regulation in New Zealand

In New Zealand, on land and in waters within twelve miles of the coast, the Resource Management Act 1991 controls users of natural and physical resources, including petroleum explorers, with a view to managing resource usage in ways that will not compromise future utilization. The Resource Management Act 1991 places the emphasis on assessment of the effect the proposed activity will, or might, have on the environment with a view to promoting sustainable management. Under the Resource Management Act 1991, most of the responsibility for managing resources and their use is given to local authorities. Regional and district councils must produce and continuously update planning schemes for their jurisdictions which establish procedures and standards for assessing and approving environmental standards in accordance with the Resource Management Act 1991.

Corporate Office

The Registrant maintains corporate office space at 999 Canada Place, World Trade Center Suite 404, Vancouver, BC, Canada and at 1407-1050 Burrard Street, Vancouver, B.C. V6Z 2S3. The Registrant also owns a 400 sq. foot office condominium located at 1406-1050 Burrard Street, Vancouver B.C. The office condominium was originally purchased for CAD $147,000 and is held for investment purposes and as office space for the Registrant’s President and Chief Executive Officer.

ITEM 5.	OPERATING, FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis is management’s opinion of the Registrant’s historical financial and operating results and should be read in conjunction with the audited consolidated financial statements of the Registrant (See Item 17) for the years ended July 31, 2006, 2005, and 2004, together with the notes related thereto. The financial statements have been prepared in accordance with Canadian GAAP, and a reconciliation to US GAAP is provided in the notes to the financial statements, under Item 17. All dollar values are expressed in United States dollars, unless otherwise stated.

The consolidated financial statements include the accounts of the Registrant and its wholly-owned subsidiary, DLJ Management Corp.

Operating Results

Summary

We are in the exploration stage with respect to all of our oil and gas properties and therefore we do not generate any sales or revenue from oil and gas operations. We have experienced losses in each of our fiscal years since incorporation, with the exception of the 2006, 2005 and 2004 fiscal years during which we earned net income of $381,606, $1,142,246 and $458,829, respectively, principally from the sale of marketable securities in Austral and TAG. We believe that such income is of a non-recurring nature. Total losses incurred from incorporation to the fiscal period ending July 31, 2006 were $10.27 million.

As we have just recently acquired our interests in the two oil and gas exploration properties in New Zealand, our results from operations to date may not provide a meaningful basis for evaluating our current prospects. However, the level of future operations, if any, will be limited by the availability of capital resources, the sources of which are not predictable. Our only sources of capital currently are the issuance from time to time of unregistered equity securities pursuant to private placement transactions that are exempt from registration under the Securities Act of 1933, as amended, and applicable state securities laws (which is dilutive to our shareholders), and, to a lesser extent, the sale of assets consisting primarily of marketable equity securities in Austral.

Management believes that the primary financial information of current relevance to investors are the measures of liquidity and solvency. However, as we begin to explore our oil and gas properties, we expect that investors will begin to evaluate our results of operations largely by reference to the results of our exploration programs, which will in turn depend on the extent and quality of oil and gas (if any) that we discover.

Results of Operations -2006 Compared to 2005 and 2004

The Registrant spent the fiscal year ended July 31, 2006 preparing to re-establish itself as an international oil and gas exploration company, and, subsequent to year end, was awarded two 100% petroleum exploration permits in New Zealand’s East Coast Basin, identified as PEP 38348 and 38349, consisting of 2,163,902 acres.

The Registrant’s objective for the 2007 fiscal year is to review and reprocess existing seismic data on PEP 38348 and 38349, and to conduct structural, stratigraphic and reservoir sampling analysis on these prospects prior to committing to two dimensional (2D) seismic programs covering 20 square km’s and 30 square km’s, respectively, as contemplated under the Work Programs. The Registrant intends to continue its ongoing efforts to identify additional exploration and acquisition opportunities in Austral-Asia.

The Registrant has not received any revenue from oil and gas operations during the 2006 fiscal year. The Registrant’s revenue for the year was restricted to minor amounts received as interest income earned on cash balances.

The Registrant’s net income for the twelve-month period ended July 31, 2006 was $381,606 or $0.02 per share compared to net income for July 31, 2005 of $1,142,246 or $0.06 per share, and net income for July 31, 2004 of $458,829 or $0.03 per share.

The Registrant’s net income of $381,606 resulted primarily from gains on the sale of the Registrant’s holdings of common shares in TAG and AMG totalling $641,581 and $136,842, respectively. Specifically, during the 2006 fiscal year the Registrant sold 1,000,000 shares of its investment in TAG for proceeds of $1,141,581; these shares had a book value of $500,000. The Registrant also sold 7,373,569 shares of AMG for aggregate proceeds of $133,695. During the 2006 fiscal year the Registrant also sold 50,000 shares of Austral with a book value of $78,000 for proceeds of $74,241.

In comparison, the Registrant’s net income in the fiscal year ended July 31, 2005 was $1,142,246 which resulted primarily from a gain on the sale of a portion of the Registrant’s holdings of common shares in Austral totalling $1,218,319.

The Registrant used a significant portion of the proceeds received from the sale of investments described above during the 2006 fiscal year to acquire 200,000 units of Austral pursuant to a private placement, at a cost of $500,000. Each unit of Austral consisted of one share and one-half of one share purchase warrant. The warrants subsequently expired as they were not exercised. The Registrant also acquired 500,000 shares of TAG, at a cost of $300,000, by exercising share purchase warrants held by the Registrant.

For the year ended July 31, 2006, the general and administrative (“G&A”) expenses totalled $305,173 which is considerably higher for the year when compared with G&A costs totalling $168,957 for the year ended July 31, 2005. The increase in G&A is attributable to work undertaken by the Registrant during the 2006 fiscal year to identify and conduct due diligence investigation of suitable prospects, with the veiw to re-establishing its international oil and gas exploration operations. A comparative summary of G&A costs for the last three fiscal years can be found in the consolidated schedules of general and administrative expenses in the accompanying audited consolidated financial statements located in Item 17 below.

The Registrant expects that G&A costs for the 2007 fiscal year will likely increase as a result of its success in obtaining the two petroleum exploration permits in New Zealand, and continuing to search for other suitable exploration and acquisition opportunities in Austral-Asia.

Inflation

We are beginning to operate in New Zealand where inflation for operational costs has historically been at low levels (2-5% range per annum). However, operational costs world-wide have increased significantly and will likely continue to do so. The affect on the Registrant of increased inflation at this time is expected to be minimal but may become more significant as exploration efforts increase.

Foreign Currency Fluctuations

The Registrant holds its cash reserves primarily in US dollars and does not have significant obligations in other currencies. Accordingly, management does not perceive that the Registrant is currently subject to significant exchange risks.

Foreign Regulations

As discussed above under the heading “Property, Plant and Equipment - Petroleum Exploration Regime in New Zealand” (Item 4.D), the Registrant’s proposed operations on its two petroleum exploration permits in New Zealand will be subject to extensive regulation by the Government of New Zealand. Such regulation will govern not only the Registrant’s title to the petroleum exploration permits, the mandated Work Programs for the prospects, environmental matters and taxation, but, if petroleum reserves are discovered and successfully developed (which cannot be assured), also the production, marketing and sale of hydrocarbons, as well as other matters. The government of any foreign jurisdiction in which the Registrant operates may also potentially impose restrictions on the withdrawal of capital from that jurisdiction, or impose other foreign currency exchange controls.

There is no assurance that the laws relating to the ownership of petroleum interests and the operation of the Registrant’s business in the jurisdictions in which it currently operates, or in the jurisdictions in which the Registrant may in the future operate, will not change or be applied in a manner that may materially and adversely affect its business.

According to its public disclosure, Austral, a Canadian company based in New Zealand, controls interests in more than 15 exploration and production permits totalling over 4.5 million gross acres in New Zealand and Papua New Guinea. As indicated elsewhere in this annual report, the Registrant holds 3,110,240 shares of Austral and accordingly, the Registrant’s financial position may be indirectly impacted by foreign laws and regulations that govern Austral’s business and affairs.

Differences between Canadian and U.S. Generally Accepted Accounting Principles

The Registrant is subject to changes in accounting standards. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) that conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”) that affect the Registrant, with some exceptions that are detailed below in Item 17, Note 11 “Differences between Canadian and United States Generally Accepted Accounting Principles”.

New Accounting pronouncements

At the date of this report there have been no new accounting pronouncements that have had a material affect on the Registrant’s financial statements.

Liquidity and capital resources –2006 Compared to 2005 and 2004

Currently, the Registrant has sufficient capital to conduct its planned exploration programs on the two New Zealand petroleum exploration permits through the 2007 fiscal year. However, owing to the inherent risks of oil and gas exploration, it is uncertain if the Registrant will be able to generate income and/or secure outside sources of capital in amounts that are sufficient for it to continue with its planned operations beyond the end of 2007. As discussed under the heading, “Property, Plant and Equipment - Petroleum Exploration Regime in New Zealand” (Item 4.D), and “Risk Factors - Consequences of Failure to Satisfy Prescribed Permit or Licence Terms and Conditions” (Item 3.D), the Registrant risks forfeiture of its interests in the New Zealand prospects if it is unable to meet its obligations under the related Work Programs on a timely basis. Due to the exploratory nature of its business, traditional forms of debt financing may not be available to the Registrant, and the Registrant may be required to look at opportunities to farm-out, reschedule or defer some of its capital expenditures.

G&A expenses averaged $25,000 per month for the administration, salaries, premises, professional fees and like costs and expenses associated with being a public company. The Registrant did not receive any revenue from its operations in 2006 and does not expect to receive any operational revenue during the fiscal 2007 year. Overhead expenditure needs after fiscal 2007 may require the Registrant to raise additional financing or to sell its portfolio of investments. It is uncertain whether the Registrant will be able to secure such financing on terms that are acceptable to it, or at all, or to sell its investments in amounts that are sufficient for the Registrant to continue with its planned operations.

Operating Activities:

At July 31, 2006, the Registrant had $472,343 in working capital (July 31, 2005: $194,897, July 31, 2004: $104,304). Cash on hand was $451,969, $190,617 and $69,022 at July 31, 2006, 2005 and 2004 respectively. The Registrant had negative cash flow from operations of $266,648, $69,769 and $74,480 for the years ending July 31, 2006, 2005 and 2004 respectively.

Financing Activities:

The Registrant did not conduct any financing activities during the 2006 and 2005 fiscal year. During the 2004 fiscal year the Registrant received $30,000 from the issuance of 100,000 common shares of the Registrant upon the exercise of certain share purchase warrants.

Subsequent to our year ended July 31, 2006, the Registrant completed two private placement financings as follows:

a)

12,972,142 units of the Registrant were issued at a purchase price of $0.35 per unit, for gross proceeds of $4,540,250. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder to acquire an additional common share of the Registrant at a price of $0.70 per share for two years from the closing date of August 30, 2006. At the Registrant’s option, and after the four-month hold period prescribed under British Columbia securities laws has expired, the expiry date of the warrants can be accelerated on 30 days notice, should the Registrant’s shares trade at or higher than $1.25 for ten consecutive trading days; and

b)

5,905,000 units of the Registrant were issued at a purchase price of $1.00 per unit, for gross proceeds of $5,905,000. Each unit consisted of one common share and one-half of one share purchase warrant. Each full warrant entitles the holder to acquire an additional common share of the Registrant at a price of $1.35 per share for eighteen months from the closing date of January 17, 2007. At the Registrant’s option, and after the four-month hold period prescribed under British Columbia securities laws has expired, the expiry date of the warrants can be accelerated on 30 days notice, should the Registrant’s shares trade at or higher than $1.75 for ten consecutive trading days.

Investing Activities:

Subsequent to the end of the 2006 fiscal year the Registrant:

a)	purchased 1,395,000 common shares of Austral in a private placement effected by Austral at a purchase price of $1.30 per share; and

b)	purchased an additional 180,300 shares of Austral in the open market at market prices averaging $1.42 per share.

As of December 29, 2006, the Registrant held a total of 3,110,240 common shares of Austral, representing 11.20% of Austral’s issued and outstanding common shares.

During the 2006 fiscal year the Registrant:

a)

sold 7,373,569 common shares of AMG for aggregate proceeds of $133,695. These dispositions resulted in the Company’s effective loss of control of AMG, the accounts of which were, until that time, consolidated with those of the Company. Please refer to Item 17 for further information;

b)	sold 50,000 common shares of Austral with a book value of $78,000 for proceeds of $74,241 resulting in a loss of $3,759;

c)

purchased 200,000 units in a private placement effected by Austral at a purchase price of $2.50 per unit. Each unit consisted of one common share of Austral and one half of one share purchase warrant, with each warrant entitling the Company to purchase one common share of Austral at a price of $3.50 per share for one year subject to an accelerated expiry if a trigger price of $4.50 is reached in the first twelve months from the issue date. The warrants subsequently expired as they were not exercised; and

d)

sold 1,000,000 shares of TAG with a book value of $500,000 for proceeds of $1,141,581, for a gain over book value of $641,581. The Company acquired these shares in the 2005 fiscal year by participating in a private placement, purchasing 500,000 units from TAG at a purchase price of $0.40 per unit. Each unit consisted of one share and one share purchase warrant, with each warrant entitling the Registrant to purchase one common share of TAG at a price of $0.60 per share in the first year and $0.80 in the second year, subject to accelerated expiry if a trigger price of $1.00 was reached in year one or a trigger price of $1.20 was reached in year two. The Registrant exercised the warrants during the 2006 fiscal year at a price of $0.60 per share.

During the 2005 fiscal year the Registrant:

a)

sold 788,800 shares of Austral, with a book value of $998,160 or $1.27 per share, for $2,216,479, or approximately $2.81 per share, resulting in a gain over carrying value of $1,218,319. The proceeds from the sale of this investment and additional working capital were used to exercise 836,845 Austral share purchase warrants at an exercise price of $1.50 per share. The Registrant also exercised 382,750 Austral share purchase warrants at an exercise price of NZ$2.10 per share;

b)	through its then-subsidiary, AMG, sold a total of 100,000 shares of Gondwana with a book value of $10,000, for proceeds of $6,000 resulting in a loss of $4,000; and

c)	as described above, purchased 500,000 units of TAG in a private placement at a purchase price of $0.40 per unit.

Summary:

Our financing and investing activities during the twelve months ended July 31, 2006 resulted in a net increase in cash of $261,352, compared to a net increase in cash of $121,595 for the comparable period ended July 31, 2005 and a net decrease in cash of $157,448 for the comparable period ended July 31, 2004.

Management is of the view that conventional debt financing is unavailable to exploration stage resource companies such as our Company. Accordingly, we have depended largely on unregistered private placement financing from investors who are either existing contacts of our management or who have come to our attention through brokers, financial institutions and other intermediaries. Our access to capital is always dependent upon general financial market conditions. Our capital resources have not changed during our 2006 fiscal year, nor are they anticipated to change during the 2007 fiscal year.

Anticipated Total Work Obligations Before July 31, 2007 (As at July 31, 2006)

The anticipated total work obligations before July 31, 2007 as at July 31, 2006 was nil.

Subsequent to the 2006 fiscal year-end, the Registrant acquired a 100% interest in two petroleum exploration permits in New Zealand that have work obligations for the year amounting to a total of $230,000. The work program associated with both permits, as detailed above, consists of seismic reprocessing and structural, stratigraphic and reservoir sampling and analysis.

Our current working capital is sufficient to meet our anticipated capital expenditures for the remainder of the 2007 fiscal year, as estimated at the date of this annual report.

Research and Development, Patents and Licences

Not applicable.

Trend Information

Due to the Registrant’s significant investment in common shares of Austral, the market price of Austral’s common shares, as well as the volatility and liquidity of the markets on which the shares trade, are important trends to the Registrant. Austral’s common shares are listed for trading on AMEX under the symbol “AEN”, and on the New Zealand Stock Exchange and the TSX Venture Exchange under the symbol “APX”. Trading of Austral’s common stock on AMEX has been somewhat volatile and thin. During the period between January 1, 2006 and January 8, 2007, the closing prices of Austral’s common shares have ranged from a high of US$3.02 on April 10, 2006 to a low of

US$1.11 on July 21, 2006; the closing price of Austral’s common shares on January 8, 2007 was $1.67. Daily trading volumes on AMEX during this same period have ranged from no shares to 285,000 shares.

Exchange rate fluctuation is expected to become more important to the Registrant during the 2007 fiscal year as we hold our cash in CAD$ and US$ and will be incurring our exploration expenditures in NZ$. During the period between January 1, 2006 and January 8, 2007, the U.S. dollar equivalents of NZ$1.00, based on the noon buying rate in New York, as certified by the New York Federal Reserve Bank for customs purposes, ranged from US$0.5958 (on June 29, 2006) to US$0.7084 (on January 2, 2007). On January 8, 2007, U.S. dollar equivalent of NZ$1.00 was US$0.6880, based on the noon buying rate in New York.

Off-Balance Sheet Arrangements

The Registrant does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	-	-	-	-	-
Capital finance/lease	-	-	-	-	-
Operating lease	-	-	-	-	-
Permit obligations	230,000	230,000	-	-	-
Purchase obligations	-	-	-	-	-
Other long-term liabilities reflected on the Registrant’s balance sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total	230,000	230,000	-	-	-

Commitments beyond the 2007 fiscal year are summarized above under Item 4D. “Property, Plan and Equipment” and are subject to change as exploration work continues and the Registrant acquires new information on its exploration permits to determine whether the permits are sufficiently prospective to commit to the Year 2 and Year 3 work programs specified for that year, as detailed above.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

At December 29, 2006, the directors and officers of the Registrant were:

		Office Held
Name and Municipality of Residence	Position Held	Since

Mr. Peter Loretto, (1) Vancouver, B.C.	President, Chief Executive Officer and Director	2003

Mr. Barry MacNeil, Surrey, B.C.	Corporate Secretary, Chief Financial Officer and Director	2004

Mr. Michael Hart, (1) Roberts Creek, B.C.	Director	1999

Office Held
Name and Municipality of Residence	Position Held	Since

Dr. David Bennett, (1) (2) Wellington, New Zealand	Director	2006(3)

Notes:
(1)	Member of audit committee.
(2)	David Bennett was appointed as a Director of the Registrant on August 23, 2006.
(3)	David Bennett previously served as a Director of the Registrant during the period from November 7, 1996 to April 20, 2001.

All nominated directors were re-elected on January 12, 2007 and have a term of office expiring at the next annual meeting of the Registrant. On August 23, 2006, David Bennett was appointed as a Director of the Registrant. Subsequently, Douglas Lynes resigned as a Director of the Registrant on October 6, 2006. All officers have a term of office lasting until their removal or replacement by the board of directors.

Mr. Peter Loretto obtained a Masters of Business Administration from Gonzaga University, Spokane Washington in 1984 and has been the Registrant’s President, Chief Executive Officer and a director since May 12, 2003. Mr. Loretto is also the principal shareholder of the Corporation. For the last fifteen years, Mr. Loretto has worked as an independent businessman and investor, within the securities sector as well as participating in other business opportunities.

Mr. Barry MacNeil is an accountant who has over fifteen years experience in public practice and is an independent businessman and investor. Additionally, Mr. MacNeil has worked as a Corporate Accountant for a group of companies involved in sales and services of mining equipment to the international mining industry and a lumber company with export sales to Japan, Europe and Australia. Mr. MacNeil has been the Registrant’s Corporate Secretary, Chief Financial Officer and a Director since October 27, 2004.

Mr. Michael Hart has been a director of the Registrant since December 13, 1999. From April 1999 until present, Mr. Hart has held the position of President of Hart-Byrne Enterprises Ltd. Hart-Byrne Enterprises Ltd. is a private company formed by Mr. Hart and other investors, which is developing specialized products for the music industry. Mr. Hart is also President of On The Wing Productions Inc., a private company, which is also developing products for the music industry. Mr. Hart the President, Corporate Secretary, Treasurer and a director of AMG Oil Ltd., and is the Corporate Secretary and a director of Entourage Mining Ltd.

Dr. David Bennett joined the board of directors on August 23, 2006. Dr. Bennett received a BA (Natural Sciences) from Cambridge University in 1968, an M SC in Exploration Geophysics from the University of Leeds and a doctorate in Geophysics from the Australian National University with post-doctoral work at the University of Texas in 1973. Dr. Bennett has over thirty years of technical and operational experience in the oil and gas industry and has played a major role in the discovery and development of several oil and gas fields in the Australasian region. In addition, Dr. Bennett was a co-founder and the Chief Executive Officer of Austral Pacific Energy Ltd.

The Registrant does not have liability insurance to cover its directors and officers in the performance of their duties. To date, no agreements to contractually provide indemnities have been executed or delivered.

B.	Compensation

The following table sets forth the aggregate compensation paid by our company for services rendered during the last full fiscal years indicated:

SUMMARY COMPENSATION TABLE

Named Executive Officer and Principal Position	Year Ended	Compensation		Securities Under Option
		Salary ($)	Other Annual Compensation ($)	Number of Options	Exercise Price	Expiry Date
Peter Loretto, President, Chief Executive Officer, Director (1)	2006 2005 2004	60,000 20,000 -	- - -	- - -	- - -	- - -
Barry MacNeil Secretary, Chief Financial Officer, Director(2)	2006 2005 2004	- - -	900 (3) 2,135 (3) -	- - -	- - -	- - -
Garth Johnson Secretary, Chief Financial Officer, Director (1) (2)	2006 2005 2004	- 4,454 9,056	- - -	- - -	- - -	- - -

(1)	Mr. Loretto became President and Chief Executive officer of the Registrant on May 12, 2003 replacing Mr. Johnson. Mr. Loretto also became a Director of the Registrant on May 12, 2003.
(2)	Mr. Johnson resigned as the Registrant’s Corporate Secretary, Chief Financial Officer and Director on October 27, 2004 and was replaced by Mr. MacNeil.
(3)	These funds represent fees for accounting services provided to the Registrant.

The majority of the Registrant’s executive officers and directors also serve as officers or directors of other companies or have other occupations.

With the exception of Mr. Loretto, the Chief Executive Officer, the Registrant did not pay regular remuneration to its executive officers during the fiscal year ended July 31, 2006. The Registrant pays $5,000 per month to PCL Holdings Ltd., a private company that is wholly owned by Mr. Loretto, in consideration for Mr. Loretto’s services as Chief Executive Officer on a part-time basis and additionally as necessary.

During the year ended July 31, 2006, no other cash compensation, including salaries, fees, commissions, and bonuses was paid to the directors and officers for services rendered, nor was any remuneration paid to directors. The Registrant currently does not offer profit sharing, pension or retirement benefit plans to its officers or directors and none are presently proposed. There are no arrangements for payments on termination for any officer in the event of a change of control.

C.	Board Practices

All directors have a term of office expiring at our next annual general meeting which is anticipated to take place in early 2008, unless re-elected or unless a director's office is earlier vacated in accordance with our Articles or the provisions of the Business Corporations Act (British Columbia).

All officers have a term of office lasting until their removal or replacement by the board of directors. As of December, 29, 2006 the following are the Registrant’s officers and directors.

Name	Period served in position

Peter Loretto (1), President, Chief Executive Officer and Director	31 months

Barry MacNeil, Secretary, Chief Financial Officer and Director	26 months

David Bennett (1), Director	4 months

Michael Hart (1), Director	72 months

(1)	member of the audit committee

As indicated above, the Registrant pays $5,000 per month to PCL Holdings, a private company that is wholly owned by Peter Loretto, in consideration for Mr. Loretto’s services as Chief Executive Officer. The Mr. Loretto is entitled to 12 months notice on any change in responsibilities as Chief Executive Officer.

Following Dr. Bennett’s appointment as a Director on August 23, 2006, the Registrant verbally agreed with Dr. Bennett that he would provide management services of a technical nature to the Registrant for a two-year period in consideration of a monthly fee of $5,000 per month, a gross overriding royalty of 0.5% on the Registrant’s two New Zealand petroleum exploration permits, PEP 38348 and 38349 and he would be granted 200,000 options in the Registrant that vest over two years and are exercisable at $1.00 per share for five years from the date of grant. An additional 200,000 options can be earned subject to certain criteria being met related to the Registrant’s performance. As a result of Dr. Bennett’s increasing involvement with the Registrant the verbally agreed terms described above are being renegotiated to reflect the increased involvement and time commitment required of Dr. Bennett by the Registrant. A form 6-K filing will be made when the revised services agreement is settled.

Audit and Remuneration Committees

List of Audit Committee members as at December 29, 2006:

Peter Loretto
David Bennett
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

Our board of directors has determined that Mr. Hart and Dr. Bennett are both independent according to the standards for audit committee member independence prescribed by the American Stock Exchange.

Please refer to Exhibits for a copy of the Registrant’s Audit Committee Charter.

The Registrant does not have a remuneration committee. Currently any material commitments, inclusive of remuneration, are required to be pre-approved by the board of directors.

D.	Employees

The Registrant currently has no full-time employees. Mr. Loretto provides his services to the Registrant as Chief Executive Officer on a part-time basis through his wholly-owned private company, as described above. In addition, three other persons provide substantial administrative services to the Registrant and are employed through its wholly owned subsidiary DLJ Management Corp.

Share ownership by officers and directors at December 29, 2006 are as follows:

Name	Number of Shares	Number of Warrants (1)	Number of Options	Exercise Price of Warrants/Options	Expiry Date of Warrants/Options
Peter Loretto	8,645,143	100,000	-	$1.35/$0.00	July 18, 2008/-
David Bennett	71,000	71,000	200,000	$0.70/$1.00	Aug 30, 2008/Nov 1, 2011
Barry MacNeil	14,972	10,000	-	$0.70/$0.00	Aug 30, 2008/-
Michael Hart	-	-	-	-	-

(1) Subject to certain accelerated expiry provisions as detailed above.

There were no directors’ and senior officers’ options granted or exercised in the years ended July 31, 2006 or 2005 and there were no outstanding stock options to management. Subsequent to July 31, 2006, Dr. Bennett was granted 200,000 options exercisable at a price $1.00 per share, vesting over two years.

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

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED TRANSACTIONS

A.	Major shareholders

Beneficial Holders of More Than Five Percent of Outstanding Shares

The following schedule sets forth the common share ownership of each person known by us to be the beneficial owner of 5% or more of the Registrant’s common share.

Security Held by Certain Beneficial Owners

Name and Address of Owner	Number of Shares	Percentage of Class
Alex Guidi Vancouver, B.C.	5,088,382 (1)	13.32%
Peter Loretto Vancouver, B.C.	8,745,143 (2)	23.62%
Lukas H. Lundin	10,000,000 (3)	24.10%

Name and Address of Owner	Number of Shares	Percentage of Class
Vancouver, B.C.

(1) Includes 1,700,000 share purchase warrants that can be exercised within 60 days.

(2) Includes 100,000 share purchase warrants that can be exercised within 60 days.

(3) Includes 5,000,000 share purchase warrants that can be exercised within 60 days.

To the knowledge of the Registrant, there have been no significant changes in percentage share ownership held by any major shareholders, during the last three years with the exception of Mr. Loretto’s purchase of 7,154,000 shares (pre-split 1,022,000 shares) of the Registrant from the Registrant’s former principal shareholder, Mr. Guidi, in December of 2003, and Mr. Lundin’s purchase of 5,000,000 units of the Registrant pursuant to a private placement that was completed in September of 2006.

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

Host Country Shareholders

The proportion and number of shareholders in the host country as at December 29, 2006, are as follows (based on a shareholders list provided by the Registrant’s transfer agent):

Proportion of shares held in the U.S.	4.5%
Number of shareholders	378
Number of shares held	1,377,802

Arrangements Affecting Shareholdings

There are no known arrangements, which would significantly affect the control of the major shareholder.

Associated Company/Related Party Shareholdings

At December 29, 2006, Mr. Loretto was a significant shareholder of Austral and personally held 667,950 common shares (2.41%) of that company. In addition, Mr. Loretto beneficially owned, through his controlling interest in the Registrant, 3,110,240 common shares (11.2%) of Austral. The combined total of 3,778,190 represents a 13.61% ownership interest of Austral on an undiluted basis, and is believed by the Registrant to be sufficient to allow Mr. Loretto and the Registrant to have significant influence over Austral.

At the beginning of the 2006 fiscal year, the Registrant was a controlling shareholder of AMG owning 8,200,000 common shares or 49.4% of AMG. During the 2006 fiscal year the Registrant sold 7,373,589 shares of AMG for aggregate proceeds of $133,695. The Registrant now owns 826,431 (3.66%) shares of AMG and as a result the

Registrant no longer controls AMG. Mr. Michael Hart, a director of the Registrant, is also the President, Corporate Secretary, Treasurer and a director of AMG.

B.	Related Party Transactions

The following are reported as Related Party Transactions. The nature of the transaction, the affiliate(s) who had an interest in the transaction and the nature of the interest are included in the description of each of the transactions:

Subsequent events: a) Subsequent to our year end on July 31, 2006, and following Dr. Bennett’s appointment as a Director on August 23, 2006, the Registrant verbally agreed with Dr. Bennett that he would provide management services of a technical nature to the Registrant for a two-year period in consideration of a monthly fee of $5,000 per month, a gross overriding royalty of 0.5% on the Registrant’s two New Zealand petroleum exploration permits, PEP 38348 and 38349 and he would be granted 200,000 options in the Registrant that vest over two years and are exercisable at $1.00 per share for five years from the date of grant. An additional 200,000 options can be earned subject to certain criteria being met related to the Registrant’s performance. As a result of Dr. Bennett’s increasing involvement with the Registrant, the verbally agreed terms described above are being renegotiated to reflect the increased involvement and time commitment required of Dr. Bennett by the Registrant. A form 6-K filing will be made when the revised services agreement is settled.

b) On October 17, 2006, the Registrant participated in a private placement financing in Austral, acquiring 1,395,000 shares of Austral Pacific at a purchase price of US$1.30 per share.

c) On August 30, 2006 the Registrant completed a private placement financing of 12,972,142 units of the Registrant as detailed above. Two Directors of the Company at the time of the financing acquired a total of 20,000 of these units. Dr. Bennett, who was subsequently appointed to the board of the Registrant acquired 71,000 units.

d) On January 17, 2007 the Registrant completed a private placement financing of 5,905,000 units of the Registrant as detailed above. One Director of the Company acquired a total of 200,000 of these units.

Fiscal Year Ended July 31, 2006:

a) The Registrant participated in a private placement financing in Austral during the 2006 fiscal year by acquiring 200,000 units of Austral at $2.50 per unit. Each unit consisted of one share and one half of one share purchase warrant, with each warrant entitling the Registrant to purchase an additional share at a price of $3.50 per share for one year subject to an accelerated expiry if a trigger price of $4.50 was reached in the first twelve months from the issue date. The warrants subsequently expired on October 13, 2006 as they were not exercised.

b) On April 1, 2006, the Registrant extended for one-year consulting agreement entered into during the 2005 fiscal year with PCL Holdings Ltd., a private company wholly-owned by Peter Loretto, the Chief Executive Officer of the Registrant. Pursuant to this agreement, the Registrant pays PCL Holdings a monthly fee of $5,000 in consideration of Mr. Loretto’s services as Chief Executive Officer on a part-time basis and additionally as necessary. This agreement is extendable for another one year period if agreed to by both parties. This contract provides for 12 months notice on any change in responsibilities for the Chief Executive Officer.

c) During the 2006 fiscal year, the Registrant paid $900 (2005: $2,135, 2004: Nil) for hourly consulting fees to a current director of the Registrant.

d) Austral paid $1,500 per month to DLJ Management Corp., a wholly owned subsidiary of the Registrant, for a portion of DLJ’s overhead in relation to work performed by DLJ on Austral’s behalf. The arrangement was terminated on January 1, 2006.

C.	Interests of experts and counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

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

Significant Changes since July 31, 2006:

The Registrant appointed David Bennett as a Director and to the audit committee of the Registrant on August 23, 2006. In addition, the Registrant entered into a verbal agreement with Dr. Bennett to provide services of a technical nature to the Registrant as detailed above that, at the date of this report, is being renegotiated.

On August 30, 2006, the Registrant completed a private placement financing for 12,972,142 units of the Registrant at a purchase price of $0.35 per unit, for proceeds of $4,540,250. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant allows the holder to acquire an additional common share of the Registrant at a price of $0.70 per share for two years from the closing date of August 30, 2006. At the Registrant’s option, and after the applicable resale restricted period has expired, the warrants’ expiry date can be accelerated on 30 days notice, should the Registrant’s shares trade at or higher than $1.25 for ten consecutive trading days.

On October 6, 2006, Douglas Lynes resigned as a Director of the Registrant.

On October 17, 2006, the Registrant participated in a private placement financing, acquiring 1,395,000 common shares of Austral at a purchase price of US$1.30 per share.

The Company was awarded 100% interest in two onshore petroleum exploration permits, PEP 38348 and 38349, located in the East Coast basin of New Zealand.

On January 17, 2007 the Registrant completed a private placement financing of. 5,905,000 units at a purchase price of $1.00 per unit, for gross proceeds of $5,905,000. Each unit consists of one common share and one half of one share purchase warrant. Each full share purchase warrant allows the holder to acquire an additional common share of the Registrant at a price of $1.35 per share for eighteen months from the closing date. At the Registrant’s option, and after the applicable resale restricted period has expired, the warrants’ expiry date can be accelerated on 30 days notice, should the Registrant’s shares trade at or higher than $1.75 for ten consecutive trading days.

No other significant changes material to the business of the Registrant has occurred since the date of the annual financial statements.

ITEM 9.	THE OFFER AND LISTING

Offer and Listing Details

There is no offering of stock hereunder. This is an annual report only.

Price History of the stock

The Registrant voluntarily delisted its shares from the Canadian Venture Exchange (“CDNX”) in Vancouver, British Columbia, Canada on July 31, 1997. The Registrant’s shares commenced trading on the OTC Bulletin Board (“OTCBB”) on June 10, 1997, under the symbol “TEPUF.” The trading symbol was subsequently changed to “TOPXF” on March 1, 2001, concurrent with the 1 for 12 share consolidation approved by the Registrant’s shareholders on January 17, 2001. Concurrent with a further 1 for 3 share consolidation approved by shareholders on January 18, 2002 the Registrant’s symbol was changed to “TOPTF” on the effective date of the consolidation being April 4, 2002. On May 26, 2004 the Registrant’s symbol was changed to “TOPLF”. On March 30, 2006 the Registrant subdivided its common shares on a seven new for one old basis.

All values noted below are in US dollars per share:

Summary trading by year, for the five most recently competed fiscal periods ending July 31, 2006.

	OTCBB

Year	High (1,2)	Low (1,2)
2002	1.01	0.12
2003	1.52	0.35
2004	0.90	0.10
2005	6.00	0.44
2006	3.00	0.26

Summary trading by quarter for the two most recently competed fiscal periods ending July 31, 2006.

	OTCBB
Year and Quarter	High (1,2)	Low (1,2)

2005
First Quarter	6.00	0.40
Second Quarter	2.00	1.16
Third Quarter	2.40	1.12
Fourth Quarter	2.00	1.10

2006
First Quarter	2.00	1.35
Second Quarter	2.00	1.05
Third Quarter	3.00	0.26
Fourth Quarter	0.74	0.27

Summary trading by quarter for any full quarter subsequent to the year end July 31, 2006.

	OTCBB
First Quarter	High (1,2)	Low (1,2)
Aug 1 to Oct 31,	0.89	0.36
2006

Summary trading by month for the six most recently completed months ending October 31, 2006.

	OTCBB

Month	High (1,2)	Low (1,2)

May 2006	0.74	0.35
June 2006	0.50	0.30
July 2006	0.45	0.27

	OTCBB

Month	High (1,2)	Low (1,2)
August 2006	0.68	0.36
September 2006	0.89	0.55
October 2006	0.85	0.60

(1)	OTCBB quotations may reflect interdealer prices, without retail Markup, mark-down or commission and may not necessarily reflect actual transactions.
(2)	All quotations are from the Yahoo Finance website located at www.yahoo.com.

Plan of Distribution

Not applicable.

Markets

The authorized capital of the Registrant consists of an unlimited number of common shares without par value, of which 36,495,225 common shares were issued and outstanding on January 17, 2007.

The Registrant’s shares trade on the OTC Bulletin Board (“OTCBB”) under the symbol “TOPLF”.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

On January 16, 2006 the Registrant was continued out of the jurisdiction of the Yukon Territory and into British Columbia. It is now a company subsisting under Business Corporations Act (British Columbia) (the “New BC Act”) which replaced the Company Act (British Columbia) in 2004. The Registrant’s Notice of Articles has been filed with the British Columbia Registrar of Companies under the New BC Act, and constitutes the primary charter document of the Registrant. The Registrant has also adopted the new Articles in the form approved by the shareholders at the annual and special meeting held on January 12, 2006, which replaced the Registrant’s former by-laws. See also Item 4 of this Annual Report under the heading “History and Development of the Registrant”.

Details of the Registrant’s Notice of Articles and Articles were disclosed in the Registrant’s annual report on Form 20-F for the fiscal year ended July 31, 2005, as filed with the US Securities and Exchange Commission. A copy of each of the Notice of Articles and the Articles, as approved by shareholders on January 12, 2006, was attached as an exhibit to the Registrant’s annual report on 20-F for the fiscal year ended July 31, 2005. There have been no changes to the Notice of Articles or Articles since then.

C.	Material Contracts

The following summary of our material agreements does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of those agreements. The agreements are filed as exhibits to this annual report or have been filed as exhibits to annual reports for prior fiscal years. There are no material contracts, other than those contracts entered into in the ordinary course of business, currently in place or to which we or any member of our group is a party, from the two years immediately preceding the publication of this annual report, except as follows:

1.

Pursuant to a private placement subscription agreement dated October 2005, we subscribed for 200,000 units of Austral at a purchase price of US$2.50 per unit. Each unit consisted of one share and one half of one share purchase warrant, with each warrant entitling us to purchase one common share at a price of US$3.50 per share for one year subject to an accelerated expiry if a trigger price of US$4.50 was reached in the first twelve months from the issue date. The warrants subsequently expired as they were not exercised.

2.	Pursuant to a private placement subscription agreement dated October 17, 2006, we purchased 1,395,000 common shares of Austral at a purchase price of US$1.30 per share.

3.

We have entered into a consulting agreement dated April 1, 2005 with PCL Holdings Ltd, a private company that is wholly-owned by Peter Loretto, our Chief Executive Officer. We pay $5,000 per month to PCL Holdings in consideration for Mr. Loretto’s services as Chief Executive Officer on a part-time basis and additionally as necessary. The agreement was extended for a one year period effective April 1, 2006 and is extendable for another one year period if agreed to by both parties. This contract provides for 12 months notice on any change in Mr. Loretto’s responsibilities. This agreement has been previously filed.

4.

Pursuant to private placement subscription agreements entered into between our Company and various investors dated for reference August 10, 2006, we issued 12,972,142 units at a purchase price of $0.35 per unit, for gross proceeds of $4,540,250. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder to acquire an additional common share of the Registrant at a price of $0.70 per share for two years from the closing date of August 30, 2006. At the Registrant’s option, and after the four- month hold period prescribed under British Columbia securities laws has expired, the expiry date of the warrants can be accelerated on 30 days notice, should the Registrant’s shares trade at or higher than $1.25 for ten consecutive trading days.

5.

Pursuant to private placement subscription agreements entered into between our Company and various investors dated for reference November 18, 2006, we issued 5,905,000 units at a purchase price of $1.00 per unit, for gross proceeds of $5,905,000. Each unit consisted of one common share and one-half of one share purchase warrant. Each full warrant entitles the holder to acquire an additional common share of the Registrant at a price of $1.35 per share for eighteen months from the closing date of January 18, 2007. At the Registrant’s option, and after the four-month hold period prescribed under British Columbia securities laws has expired, the expiry date of the warrants can be accelerated on 30 days notice, should the Registrant’s shares trade at or higher than $1.75 for ten consecutive trading days.

D.	Exchange Controls

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

E.	Taxation

Canadian Tax Consequences

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of the Registrant’s common shares by a holder (in this summary, a “U.S. Holder”) who, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident in Canada, deals at arm’s length with the Registrant, holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the “Treaty”), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. The immediately following summary does not take into account Canadian provincial, U.S. federal (which follows further below), state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder’s particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Registrant may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Registrant will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Registrant should consult their own tax advisors regarding their individual circumstances.

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

Certain special, generally adverse, rules will apply with respect to the Registrant common shares while the Registrant is a PFIC unless the U.S. Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Registrant is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Registrant (“United States Shareholder”), the Registrant could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would affect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Registrant which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Registrant attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. the Registrant does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Registrant will not be considered a CFC for the current or any future taxable year.

The Registrant strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Not applicable.

H.	Documents on display

Documents concerning the Registrant which are referred to in this document may be inspected in the head office of the Registrant at 999 Canada Place, World Trade Centre, Suite 404, Vancouver, British Columbia, V6C 3E2 or at the registered office of the Registrant at Suite 1500-1055 West Georgia Street, Vancouver B.C, Canada. Copies of the Registrant’s financial statements and other continuous disclosure documents required under the British Columbia Securities Act may be viewed at www.sedar.com and documents referred to in this document are filed with the US Securities Commission and can be viewed on the SEC website at www.sec.gov.

I.	Subsidiary information

A list of subsidiaries of the Registrant as of December 29, 2006 is identified in Note 2 (b) in the notes to the consolidated financial statements and in ITEM 4. ORGANIZATIONAL STRUCTURE.

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

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Registrant carried out an evaluation of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures as of July 31, 2006, the latest completed fiscal year. This evaluation was carried out under the supervision and with the participation of the Registrant’s Chief Executive Officer, Peter Loretto, and the Registrant’s Chief Financial Officer, Barry MacNeil. Based upon that evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer concluded that the Registrant’s disclosure controls and procedures are effective in timely alerting management to material information relating to the Registrant required to be included in the Registrant’s periodic SEC filings. There have been no significant changes in the Registrant’s internal controls or in other factors that could significantly affect internal controls subsequent to the date the Registrant carried out its evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Registrant’s reports that are filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Registrant’s reports filed under the Exchange Act is accumulated and communicated to management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the Registrant’s most recently completed fiscal year ended July 31, 2006, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

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

Our Board of Directors has determined that Dr. David Bennett, a member of the audit committee, qualifies as a “financial expert” and that he is independent according to the standards for audit committee member independence prescribed by the American Stock Exchange. Dr. Bennett holds a BA (Natural Sciences), an M SC in Exploration Geophysics and a doctorate in Geophysics. He has over thirty years of financial, technical and operational experience in the oil and gas industry, and was a co-founder and the Chief Executive Officer of Austral. Dr. Bennett has experience in corporate finance, planning, project control, supervision of financial accounting, reporting analysis, and co-ordination with auditors.

B.	Code of Ethics

We have adopted a code of ethics that applies to the Chief Executive Officer and the Chief Financial Officer, as well as to all other staff. A copy of our code of ethics is available, free of charge, from the head office of the Registrant at 999 Canada Place, World Trade Centre, Suite 404, Vancouver, British Columbia, V6C 3E2 and this can be requested in writing, addressed to the Registrant’s Office Manager.

C.	Principal Accountant Fees and Services

Principal Accountant Service (1)	For the fiscal year ended July 31, 2006	For the fiscal year ended July 31, 2005
Audit Fees	$13,500	$11,000
Audit Related Services	-	-
Tax Fees	$1,000	$1,000
All Other Fees	-	-

(1)	De Visser Gray has been the Principal Accountant for the 2006, 2005 and 2004 fiscal years reported above.

The nature of the services provided by De Visser Gray under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by De Visser Gray for the audit of our annual financial statements and services provided in connection with statutory and regulatory filing or engagements.

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

D.	Exemptions From the Listing Standards for Audit Committees

Not applicable.

E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

.Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Financial Statements begin on page 41.

The financial statements and Report of the independent Auditors are filed as part of the Registrant’s Annual Report.

DE VISSER GRAY
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Trans-Orient Petroleum Ltd.

We have audited the consolidated balance sheets of Trans-Orient Petroleum Ltd. as at July 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended July 31, 2006 in accordance with generally accepted accounting principles in Canada.

“De Visser Gray”

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
Canada
October 25, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these consolidated financial statements. Although we conducted our audits in accordance with both Canadian and the standards of the PCAOB, our report to the shareholders dated October 25, 2006 is expressed in accordance with Canadian reporting standards, which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

“De Visser Gray”

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
Canada
October 25, 2006

Consolidated Balance Sheets
(Expressed in United States Dollars)
As at July 31,	2006	2005

Assets

Current

Cash	$451,969	$190,617
Accounts receivable	27,809	10,815
Prepaid expenses	4,971	-
	484,749	201,432

Restricted cash (Note 8)	42,174	36,169
Investments (Note 3)	2,304,811	2,219,072
Property and equipment (Note 4)	83,887	85,316

Total Assets	$2,915,621	$2,541,989

Liabilities

Current

Accounts payable and accrued liabilities	$12,406	$6,535
Total Liabilities	12,406	6,535

Non-Controlling Interest in AMG Oil Ltd.	-	13,845

Shareholders’ Equity

Share capital (Note 7)	13,175,075	13,175,075
Deficit	(10,271,860)	(10,653,466)
Total Shareholders’ Equity	2,903,215	2,521,609

	$2,915,621	$2,541,989

Continuance of Operations (Note 1)

Approved on behalf of the Board of Directors:

/s/ Peter Loretto	/s/ Barry MacNeil
Director	Director

See accompanying notes to the consolidated financial statements

Consolidated Statements of Operations and Deficit
(Expressed in United States Dollars)

For the years ended July 31,	2006	2005	2004

Expenses

General and administrative (Schedule)	$305,173	$168,957	$116,322
Foreign exchange	(1,987)	(67,560)	(2,206)
Amortization	5,564	4,360	9,924

Loss before other items	(308,750)	(105,757)	(124,040)

Other Items:

Gain on sale of investments (Note 3)	778,423	1,218,319	528,931
Interest income	13,848	1,896	1,696
Loss on sale of investment (Note 3)	(3,759)	(4,000)	-
Loss on sale of common stock held by subsidiary	-	(8,685)	-
Recovery of loan receivable previously written-off (Note 6)	32,324	29,004	24,660
Recovery of costs	-	-	46,477
Write-down of investments	(136,262)	-	-
Write-off of loan receivable	-	-	(30,000)
Write-off of oil and gas interest	-	(1)	-
Write-off of property and equipment	-	-	(21,161)

Income from operations	375,824	1,130,776	426,563
Non-controlling interest’s portion of AMG’s loss	5,782	11,470	32,266

Net income for the year	381,606	1,142,246	458,829

Deficit – Beginning of year	(10,653,466)	(11,795,712)	(12,254,541)

Deficit – End of year	$(10,271,860)	$(10,653,466)	$(11,795,712)

Income per share - basic	$0.02	$0.06	$0.03
- diluted	$0.02	$0.06	$0.02

Weighted-average number of common shares outstanding	17,618,083	17,618,083	17,019,408

See accompanying notes to the consolidated financial statements

Consolidated Schedules of General and Administrative Expenses
(Expressed in United States Dollars)

For the years ended July 31,	2006	2005	2004

General and Administrative Expenses

Accounting and audit	$18,773	$13,935	$28,003
Consulting fees	11,852	-	-
Corporate relations and development	25,210	-	4,579
Directors fees	58,054	20,509	-
Filing and transfer agency fees	24,976	20,630	14,252
Legal	31,110	12,387	5,076
Office, rent and miscellaneous	50,824	41,401	31,792
Printing	12,415	5,913	3,201
Travel, promotion and accommodation	31,147	22,115	5,498
Wages and benefits	40,812	32,067	23,921

	$305,173	$168,957	$116,322

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

For the years ended July 31,	2006	2005	2004

Net increase (decrease) of cash related to the following:

Operating Activities
Net income for the year	$381,606	$1,142,246	$458,829
Items not affecting cash:
Amortization	5,564	4,360	9,924
Gain on sale of investment	(778,423)	(1,218,319)	(528,931)
Loss on sale of investment	3,759	4,000	-
Loss on sale of common stock held by subsidiary	-	8,685	-
Non-controlling interest	(5,782)	(11,470)	(32,266)
Recovery of costs	-	-	(46,477)
Write-down of investment	136,261	-	-
Write-off of loan receivable	-	-	30,000
Write-off of oil and gas interest	1	1	-
Write-off of property and equipment	-	-	21,161
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	12,331	518	6,802
Accounts receivable	(16,994)	(2,488)	3,802
Prepaid expenses	(4,971)	2,698	2,676
Net cash used for operating activities	(266,648)	(69,769)	(74,480)

Financing Activities
Restricted cash	(6,005)	(5,030)	(1,669)
Common stock issued for cash	-	-	30,000
Net cash provided by financing activities	(6,005)	(5,030)	28,331

Investing Activities
Proceeds from sales of investments	1,349,517	2,222,479	1,084,951
Proceeds from sale of common stock held by subsidiary	-	3,308	-
Purchases of investments	(800,000)	(2,029,393)	(1,196,250)
Purchases of property and equipment	(4,135)	-	-
Net cash provided by (used for) investing activities	545,382	196,394	(111,299)

Cash of AMG Oil upon deconsolidation	(11,377)	-	-

Net increase (decrease) in cash	261,352	121,595	(157,448)
Cash - Beginning of year	190,617	69,022	226,470
Cash - End of year	$451,969	$190,617	$69,022

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

For the Years Ended July 31, 2006 and 2005

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

Trans-Orient Petroleum Ltd. (the “Company”) is incorporated under the Business Corporations Act (British Columbia) and is engaged in identifying, financing, and providing business development services for early-stage resource businesses. The Company’s operating strategy is to invest in exploration and production activities through the Company’s existing corporate investments, and to consider investing directly into suitable new resource projects.

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

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Accounting principles and use of estimates

These financial statements are prepared in conformity with Canadian generally accepted accounting principles (“GAAP”), which require the Company’s management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. Significant estimates include, but are not limited to, the determination of the net recoverable value of assets and income taxes. The Company’s investments are also items that, due to expected market volume and price fluctuation may yield net realizable values that are materially different from their current carrying values at any point in time. Actual results could differ from these estimates.

Material differences between Canadian and United States generally accepted accounting principles, applicable to the Company’s financial statements, are described in note 11.

b)	Basis of consolidation

These consolidated financial statements include the accounts of the Company, and its wholly-owned subsidiary, DLJ Management Corp. All significant inter-company balances and transactions have been eliminated.

c)	Principles of accounting for investments

The Company’s investments are accounted for using either the equity method or cost method of accounting. The equity method is used when the Company, through its level of investment, exercises significant influence over the investee. The cost method of accounting is applied to investments in Companies over which the Company does not exercise significant influence.

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

g)	Basic and diluted net income per common share

Basic net income per common share is calculated by dividing the net income by the weighted average number of common shares outstanding, during the year. In years where a net loss is incurred, diluted net loss per common share is not calculated as its effect on net loss per share is anti-dilutive.

h)	Income taxes

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

The Company’s accounting policy for future income taxes currently has no effect on the financial statements of any of the fiscal years presented.

i)	Share capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company’s shares on the OTC Bulletin Board on the date of the agreement to issue shares and the date of share issuance.

j)	Asset Retirement Obligations

Effective July 31, 2003, the Company has adopted retroactively the Canadian Institute of Chartered Accountants’ new standard on Asset Retirement Obligations. The Company recognizes the fair value of an Asset Retirement Obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value is determined through a review of engineering studies, industry guidelines and managements estimate on a site-by-site basis. The fair value of the ARO is recorded as a liability, with a corresponding increase in the amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proven reserves. The liability amount of accretion is expensed in the period. Actual costs incurred upon the settlement of the ARO are charged against the liability. At July 31, 2006 the Company does not have any asset retirement obligations.

k)	Comparative figures

Certain of the prior years’ figures have been reclassified to conform with the current years’ financial statement presentation.

NOTE 3 - INVESTMENTS

At July 31, 2006, the Company’s ownership interests in investments are accounted for under the cost method of accounting as follows:

		July 31,	July 31,
	Number of	2006	2006
	Common	Carrying	Fair	Percentage of
	Shares Held	Value	Value	Ownership/
AMG Oil Ltd.	826,431	$1	$388,423	3.66%
Austral Pacific Energy Ltd.	1,534,940	2,302,410	2,302,410	6.75%
Gondwana Energy, Ltd.	3,999	2,400	2,400	0.02%
TAG Oil Ltd.	-	-	-	-
Verida Internet Corp.	-	-	-	-
		$2,304,811	$2,693,233

At July 31, 2005, the Company’s ownership interests in investments are accounted for under the consolidation method or cost method of accounting as follows:

		July 31,	July 31,
	Number of	2005	2005
	Common	Carrying	Fair	Percentage of
	Shares Held	Value	Value	Ownership/
Consolidation Method:
AMG Oil Ltd.	8,200,000	$-	$-	49.40%
Cost Method:
Austral Pacific Energy Ltd.	1,384,940	1,979,071	3,753,186	7.42%
Gondwana Energy, Ltd.	399,999	40,000	40,000	12.43%

TAG Oil Ltd.		500,000	200,000	470,000	1.91%
Verida Internet Corp.		844,642	1	1	-
	$		2,219,072	$4,263,187

During the 2006 fiscal year the Company:

a)

Sold 7,373,569 common shares of AMG Oil Ltd. (“AMG”) for aggregate proceeds of $133,695. These dispositions resulted in the Company’s effective loss of control of AMG, the accounts of which were, until that time, consolidated with those of the Company. At the date of loss of control, the Company’s net investment in the accounts of AMG was comprised of a non-controlling interest in excess of net working capital in the amount of $3,147. Accordingly a net gain of $136,842 has been recognized currently and the Company’s residual investment in common shares of AMG is carried at a cost of $1.

b)	Sold 50,000 shares of Austral Pacific with a book value of $78,000 for proceeds of $74,241 resulting in a loss of $3,759.

c)

Participated in a private placement in Austral Pacific Energy Ltd. The Company purchased 200,000 units at US$2.50 per unit. Each unit consists of one share and one half of one share purchase warrant, with each warrant entitling the Company to purchase one common share at a price of US$3.50 per share for one year subject to an accelerated expiry if a trigger price of US$4.50 is reached in the first twelve months from the issue date. The warrants subsequently expired as they were not exercised.

d)

Sold 1,000,000 shares of TAG Oil with a book value of $500,000 for proceeds of $1,141,581, for a gain over book value of $641,581. The Company acquired these shares by participating in a private placement, purchasing 500,000 units, at $0.40 per unit in the 2005 fiscal year with each unit consisting of one share and one share purchase warrant. The warrants were then exercised during the 2006 fiscal year at a price of US$0.60 per share.

During the 2005 fiscal year the Company:

a)

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

b)

During the 2005 fiscal year the Company’s controlled subsidiary AMG Oil, sold a total of 100,000 shares of Gondwana Energy, Ltd. with a book value of $10,000, for proceeds of $6,000 resulting in a loss of $4,000.

Refer to Note 10

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment are comprised as follows:

	2006	2005

Apartment	$100,945	$100,945
Furniture and office equipment	91,299	87,164
Leasehold improvements	2,337	2,337
	194,581	190,446
Accumulated amortization	(110,694)	(105,130)
	$83,887	$85,316

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to non-arms length parties for the same services.

Consulting Agreement

On April 1, 2006, the Company extended for one-year, the Consulting Agreement entered into during the 2005 fiscal year with a private company wholly-owned by the Company’s President to provide executive services to the Company. The agreement is extendable for another year if agreed to by both parties and includes monthly compensation of $5,000.

Refer to Note 10

NOTE 6 – LOAN RECEIVABLE

Subsequent to a write-off, in the 2001 fiscal year, of a loan of $517,115 made to Verida Internet Corp. (“Verida”), the Company negotiated a loan repayment schedule with Verida allowing the Company to receive monthly payments of approximately CAD$15,170. This repayment schedule was revised with an effective date of April 1, 2003 whereby the Company was entitled to receive CAD$3,000 per month including annual interest of 12%, over a period of five years unless paid in full including principle and accrued interest, prior to April 1, 2008.

During the 2006 fiscal year, the Company received $32,324 (July 31, 2005 – $29,004).

Refer to Note 10

NOTE 7 - SHARE CAPITAL

a)	Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number
Issued and fully paid:	of Shares	Amount

Balance at July 31, 2004 and 2005	2,516,869	$13,175,075
Share Split (1:7)	15,101,214	-
Balance at July 31, 2006	17,618,083	$13,175,075

At the Company’s AGM held on January 12, 2006 shareholders approved the creation of a new class of preferred shares and the adoption of new corporate articles. To the date of this report there are no agreements or intentions to issue any preferred shares. The new articles allow the directors of the Company to authorize, without further shareholder approval, name changes, share consolidations and share subdivisions.

On March 30, 2006, the Company completed a forward split (sub-division) of the Company’s common shares a seven for one basis. The effect of the forward split has been applied on a retroactive basis.

NOTE 8 – RESTRICTED CASH

The Company is required, in accordance with the Company’s credit card agreements, to provide security against the credit facility in the form of cash and cash equivalents. As at July 31, 2006, this security amounted to $42,174 (2005: $36,169).

NOTE 9 - INCOME TAXES

A reconciliation of income taxes at statutory rates as follows:

	2006	2005

Net income for the year	$381,606	$1,142,246
Expected income tax expense	129,691	411,445
Net adjustment for amortization, deductible and non-deductible amounts	(456,089)	(276,676)
Unrecognized (recognized) benefit of current non-capital loss	326,398	(134,769)
Total income taxes	-	-

The significant components of the Company’s future income tax assets are as follows:

	2006	2005
Future income tax assets:
Net resource property carrying amounts (in excess) of tax pools	3,167,582	2,928,222
Property and equipment tax pool in excess of carrying value	143,6667	121,000
Non-capital loss carryforwards	2,584,312	1,958,507
	5,895,562	5,007,729
Valuation allowance	(5,895,562)	(5,007,729)
Net future tax assets	-	-

The Company has non-capital losses of approximately CDN$2.9 million (2005 - CDN$2.4 million), which are available to reduce future taxable income in Canada and which expire between 2007 and 2026. Subject to certain restrictions the Company also has resource expenditures of approximately CDN$3.6 million (2005 - $3.6 million) available to reduce taxable income in future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance as noted above.

NOTE 10 – SUBSEQUENT EVENTS

a)

On August 23, 2006, the Company appointed David Bennett, Ph.D., as a Director and subsequently appointed Dr. Bennett to the audit committee. In addition, the Company entered into a consulting agreement with Dr. Bennett for one year with monthly compensation of $5,000.

b)

On August 30, 2006, the Company completed a private placement financing for 12,972,142 units of the Company at a purchase price of $0.35 per unit, for proceeds of $4,540,250. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant allows the holder to acquire an additional common share of the Company at a price of $0.70 per share for two years from the closing date of the financing. At the Company’s option, and after the applicable resale restricted period has expired, the warrants’ expiry date can be accelerated on 30 days notice, should the Company’s shares trade at or higher than $1.25 for ten consecutive trading days.

c)

On September 30, 2006, the Company received CAD$109,800 relating to the payment of the outstanding principal and interest owed to the Company relating to the Verida Internet Corp, loan repayment schedule

d)

The Company acquired 180,300 shares of Austral Pacific at market prices averaging approximately $1.42. On October 17, 2006, the Company participated in a private placement financing, acquiring an additional 1,395,000 shares of Austral Pacific at a purchase price of US$1.30 per share. As a result of these acquisitions the Company owns 3,110,240 shares of Austral Pacific (8.68%).

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

	July 31,	July 31,
	2006	2005
Investments under Canadian GAAP	$2,304,811	$2,219,072
Adjustment required under U.S. GAAP	(1,655,693)	1,140,541
Cumulative historical adjustments to date	2,044,115	903,574

Investments under U.S. GAAP	$2,693,233	$4,263,187

Total assets under U.S. GAAP as at July 31, 2006 and 2005 are $3,304,043 and $4,586,104, respectively.

b)	Stockholders’ Equity

i) Common Stock

During the 2006 fiscal year, the Company adopted, under Canadian GAAP, a policy to record the cost of stock options granted to employees and consultants utilizing a fair value measurement basis, a policy that is materially consistent with U.S. GAAP for stock-based compensation as described in Statement of Accounting Standards 123 (“SFAS 123”). However, in previous fiscal years, prior to the adoption of the fair value measurement standard under Canadian GAAP, the Company was subject to the minimum disclosure standards of SFAS 123 under U.S. GAAP, which required it to report, on a pro-forma basis, the effect of following a fair value based method of measuring the value of stock options granted using the Black Scholes, or similar, option pricing model.

In accordance with the mandatory disclosure standard, the following are the pro-forma figures for common stock had the Company used, from inception, a fair value-based method of accounting for stock based compensation as described in SFAS 123:

	July 31,	July 31,
	2006	2005
Common stock under Canadian GAAP	$13,175,075	$13,175,075
Cumulative historical pro-forma adjustments to date	833,611	833,611
Common stock under U.S. GAAP applying SFAS 123	$14,008,686	$14,008,686

No stock options were granted during the 2006, 2005 or 2004 fiscal years.

There has been no difference to the Company’s net loss or loss per share as reported under Canadian GAAP when the fair value based method of accounting defined in SFAS 123 had been applied, on a pro-forma basis, to the 2006, 2005 or 2004 fiscal years.

ii)	Accumulated Deficit

The effects of Note 11(b)(i) on accumulated deficit are as follows:

	July 31,	July 31,
	2005	2005

Deficit under Canadian GAAP	$(10,271,860)	$(10,653,465)
Cumulative historical adjustments to date	(833,611)	(833,611)

Accumulated deficit under U.S. GAAP	$(11,105,471)	$(11,487,076)

iii)	Accumulated Other Comprehensive Income

The effects of Note 11(a) on accumulated other comprehensive income are as follows:

	July 31,	July 31,
	2006	2005
Accumulated other comprehensive income
under Canadian GAAP	$-	$-
Unrealized gain on investments	(1,655,693)	1,140,541
Cumulative historical adjustments to date	2,044,115	903,574
Accumulated other comprehensive income
under U.S. GAAP	$388,422	$2,044,115

As a result of these adjustments under U.S. GAAP, total stockholders’ equity as at July 31, 2006 and 2005 are $3,332,959 and $4,565,725, respectively.

c)	Net Income and Comprehensive Income (Loss) for the Year

The following are the effects of Notes 11(a) and (b) on net income and comprehensive income (loss) for the 2006, 2005 and 2004 fiscal years:

	2006	2005	2004

Net income for the year under	$381,606	$1,142,246	$458,829
Canadian and US GAAP
Other comprehensive income (loss):
Unrealized gain on investment	(1,655,693)	1,140,541	703,859
Comprehensive income (loss) for the year
under U.S. GAAP	$(1,274,087)	$2,282,787	$1,162,688

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

Exhibit Reference	Exhibition Description
1.1	Certificate of Continuance (4)
1.2	Notice of Articles (4)
1.3	Articles (4)
4.1	Form of Agreement dated August 2005 between the Registrant and Austral Pacific Energy Ltd. for the purchase of 200,000 units of Austral Pacific at a price of US$2.50per unit. (1)
4.2	Form of Agreement dated October 2006 between the Registrant and Austral Pacific Energy Ltd. for the purchase of 1,395,000 units of Austral Pacific at a price of US$1.30per unit. (1)
4.3	Consulting Agreement between the Registrant and PCL Holdings Ltd. dated April 1, 2005. (4)
4.4	Form of Subscription Agreement for the 12,972,141 unit private placement dated August 2006. (1)
4.5	Form of Subscription Agreement for the 5,905,000 unit private placement dated November 2006. (1)
8.0	List of Wholly-Owned Subsidiaries of Trans-Orient Petroleum Ltd. (4)
11.1	Code of Ethics (3)
15.1	Audit Committee Charter (4)
15.2	Auditor’s report for the fiscal years 2003 and 2002 (2)
15.3	Change of auditor papers (3)
31.1	Section 302(a) Certification of CEO (1)
31.2	Section 302(a) Certification of CFO (1)
32.1	Section 906 Certifications of CEO and CFO (1)

(1)	Filed herewith.

(2)	Incorporated by reference as previously included in Form 20-F filed January 30, 2004

(3)	Incorporated by reference as previously included in Form 20-F filed January 31, 2005.

(4)	Incorporated by reference as previously included in Form 20-F filed January 31, 2006.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F at July 31, 2006 and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 26, 2007

TRANS-ORIENT PETROLEUM LTD.

By:	/s/Barry MacNeil
Barry MacNeil, Secretary, CFO and Director