Form 20-F
period 2007-07-31
Trans-Orient Petroleum Ltd.
filed 2008-01-31
CIK 1007023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[     ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2007

OR

[     ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________to _______________

OR

[     ]      SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

Commission file number: 0-27668

TRANS-ORIENT PETROLEUM LTD.
(Exact name of Registrant specified in its charter)

BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

999 Canada Place,
World Trade Centre, Suite 404
Vancouver, British Columbia, Canada, V6C 3E2
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Number of outstanding common shares of Trans-Orient’s capital stock as of July 31, 2007.
36,545,225 Common Shares Without Par Value

Indicate by check mark if the Registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.

Yes [     ]     No [X]

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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

[     ]  Large Accelerated Filer      [     ]  Accelerated Filer      [X]  Non Accelerated Filer

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 [X]       Item 18 [     ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes [     ]     No [X]

ii

T A B L E O F C O N T E N T S
of the Form 20-F of Trans-Orient Petroleum Ltd.

i

ii

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements involve risks and uncertainties, including statements regarding our capital needs, business plans and expectations. Such forward-looking statements involve risks and uncertainties regarding the availability of private placement financing, the further availability of suitable exploration permits, capital costs, operating costs, government regulation and other factors. Forward-looking statements are made, without limitation, in relation to our operating plans, our liquidity and financial condition, availability of funds and operating costs. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential” or “continue”, the negative of such terms or other comparable terminology. Actual events or results may differ materially. In evaluating these statements, you should consider various factors, including the risks outlined below, and, from time to time, in other reports we file with the Securities and Exchange Commission (the “SEC”). These factors may cause our actual results to differ materially from any forward-looking statement. We disclaim any obligation to publicly update these statements, or disclose any difference between our actual results and those reflected in these statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

CURRENCY, MEASUREMENT AND GLOSSARY OF INDUSTRY TERMS

Currency and Measurement

All currency amounts in this Annual Report are stated in U.S. dollars unless otherwise indicated.

Conversion from metric into imperial units of measurement is as follows:

Metric Units	Imperial Units

hectare	2.471 acres
metre (m)	3.281 feet
kilometre (km)	0.621 miles (3,281 feet)

Industry Expressions

The following are industry expressions that may be used in this annual report:

Trans-Orient, we, us, our or the Company refer to Trans-Orient Petroleum Ltd., a company organized under the laws of the Province of British Columbia, Canada, and unless the context clearly requires, includes its wholly-owned subsidiaries.

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

PEP is a Petroleum Exploration Permit as issued by the New Zealand government, each such permit being identified by number.

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

The selected historical financial information presented in the table below for each of the fiscal years ended July 31, 2007, 2006, 2005, 2004 and 2003 is derived from the audited consolidated financial statements of the Company. The audited consolidated financial statements of the Company for the fiscal years ended July 31, 2007, 2006 and 2005 are included in this filing. The audited consolidated financial statements of the Company for the fiscal years ended July 31, 2004 and 2003 are included in previous filings. The selected financial information presented below should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto, and with the information appearing under the headings, “Information on the Company” and “Operating and Financial Review and Prospects”.

Our audited consolidated financial statements have been prepared under Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) in U.S. dollars. Additional information is presented to show the differences which would result from the application of United States Generally Accepted Accounting Principles (“US GAAP”) to the Company’s financial information. Refer to Note 11 of the audited consolidated financial statements included herein for a discussion of the material differences between Canadian GAAP and US GAAP and their effect on the Company’s financial position and results of operations.

We are an independent exploration stage company. On November 8, 2006, we acquired two onshore petroleum exploration permits from the Government of New Zealand and are in the beginning stages of exploring the related properties pursuant to work programs required by the Government of New Zealand. None of our properties are known to contain any oil and gas resources or reserves. We have not generated any revenues from our current oil and gas operations or in our previous years of exploration in New Zealand and Papua New Guinea. In addition to our direct exploration activities that we have conducted, we have been indirectly involved in oil and gas exploration, development and production activities through our corporate investments. Accordingly, the financial information presented below may not be comparable from period to period.

Canadian GAAP (in US$)

	Year Ended July 31
	2007	2006	2005	2004	2003
	$	$	$	$	$
Balance Sheet Data
Cash and Cash Equivalents	8,499,720	451,969	190,053	69,887	227,289
Working Capital	8,485,610	472,343	231,066	105,169	257,751
Total Assets	12,418,436	2,915,621	2,541,989	1,398,702	983,283
Total Liabilities	65,808	12,406	6,535	6,017	47,161
Total Stockholders Equity	12,352,628	2,903,215	2,521,609	1,367,370	878,541

Operating Data
Revenues	Nil	Nil	Nil	Nil	Nil
Expenses	(568,524)	(308,750)	(105,757)	(124,040)	(144,754)
Other Items	(526,286)	684,574	1,236,533	550,603	(453,942)
Income (Loss) from Operations	(1,094,810)	375,824	1,130,776	426,563	(598,696)

	Year Ended July 31
	2007	2006	2005	2004	2003
	$	$	$	$	$
Net Income (Loss)	(1,094,810)	381,606	1,142,246	458,829	(261,007)
Net Income (Loss) per Share
- Basic	(0.03)	0.02	0.06	0.03	(0.02)
- Diluted	-	0.02	0.06	0.02	(0.02)

U.S. GAAP (in US$)

	Year Ended July 31
	2007	2006	2005	2004	2003
	$	$	$	$	$
Balance Sheet Data
Cash and Cash Equivalents	8,499,720	451,969	190,053	69,887	227,289
Working Capital	8,485,610	472,343	231,066	105,169	257,751
Total Assets	13,551,819	3,304,043	4,586,104	2,101,413	1,181,529
Total Liabilities	65,808	12,406	6,535	6,017	47,161
Total Stockholders Equity	13,579,318	3,332,959	4,565,725	2,282,937	1,078,256

Operating Data
Revenues	Nil	Nil	Nil	Nil	Nil
Expenses	(568,524)	(308,750)	(105,757)	(124,040)	(144,754)
Other Items	(526,286)	684,574	1,236,533	550,603	(453,942)
Income (Loss) from Operations	(1,094,810)	375,824	1,130,776	426,563	(598,696)
Net Income (Loss)	(1,094,810)	381,606	1,142,246	458,829	(261,007)
Net Income (Loss) per Share
- Basic	(0.01)	0.02	0.06	0.03	(0.02)
-Diluted	-	0.02	0.06	0.02	(0.02)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The common shares of the Company must be considered a speculative investment due to a number of factors primarily related to the nature of its business (resource exploration) and its early stage of exploration and history of losses. An investment in the Company’s common shares should only be made by persons who can afford to lose their entire investment and there can be no assurance that the Company’s common shares will increase in value. The purchase of the common shares involves a number of significant risk factors. Purchasers and holders of common shares should consider the following:

We have limited financial resources.

The Company had cash of $8,499,720 and working capital of $8,485,610 as at July 31, 2007 primarily as a result of financings completed during the 2007 fiscal year. The Company believes it has sufficient working capital to pursue its plan of operations for the next twelve months. However, the Company will likely require additional funding to continue to pursue its plan of operations going forward. The Company has limited financial resources, and it may not be able to raise sufficient funds to either sustain or expand its business. The Company currently has no operating revenues and expects to continue to rely principally on working capital on hand, the issuance of common shares and the sale of its assets to finance its business. There is no assurance that market conditions will permit the Company to raise funds on acceptable terms or at all.

We have a history of losses.

The Company has a history of losses from operations. As at July 31, 2007, the Company had accumulated losses of $11,366,670. In addition, the Company has a limited operating history. The Company is in the exploration stage and there can be no assurance that the Company will enjoy commercial success in its business activity.

We lack any petroleum resources or reserves.

The Company has acquired two petroleum exploration permits in New Zealand and is searching for possible new projects. However, the Company is in the exploration stage and it has no properties on which any petroleum or other hydrocarbons are known to exist in commercial quantities or at all. Exploration for hydrocarbons is a speculative venture necessarily involving substantial risk, and there is no certainty that any exploration expenditures that the Company may incur will result in discoveries of commercial quantities of hydrocarbons.

There are geological and geographic risks in our business.

Even if hydrocarbons are discovered, the costs of extracting and delivering the hydrocarbons to market may render any deposit found uneconomic. Geological conditions are variable and unpredictable. Even if a well is drilled and production is commenced, the quantity of hydrocarbons produced will inevitably decline over time, and production may be adversely affected or may have to be terminated altogether if the Company encounters geological conditions that cannot be foreseen.

The Company will also be subject to uncertainties related to the proximity of any reserves that it may discover to pipelines and processing facilities. It expects that its operational costs will increase proportionally to the remoteness of, and any restrictions on access to, the properties on which any such reserves may be found. Adverse climatic conditions at such properties may also hinder the Company’s ability to carry on exploration or production activities continuously throughout any given year.

There are market and pricing risks pertaining to oil and natural gas.

The marketability and price of any oil or natural gas that may be discovered and extracted by the Company are subject to numerous factors beyond the Company’s control, including market fluctuations in the prices of oil and natural gas. The Company’s ability to operate at a profit will also be affected by the grade of any oil that the Company discovers and produces, if any, as refiners will typically demand and pay higher prices for light, quality oil. In addition, government regulation relating to prices of hydrocarbons, taxes, royalties, land tenure, allowable production, the export of oil and natural gas, and many other aspects of the oil and natural gas business will impact on the Company’s future operations.

Your holdings may be diluted.

The Company’s Notice of Articles authorizes the issuance of an unlimited number of shares of common stock. The Company expects to continue to rely on the issuance of common shares to raise funds to finance our business. Such additional share issuances will be dilutive to current shareholders.

Our business is subject to extensive government regulation and the exploration operations on our two petroleum exploration permits in New Zealand will be subject to this regulation by the Government of New Zealand. Such regulation will govern not only the Company’s title to the petroleum exploration permits, the mandated Work Programs for the prospects, environmental matters and taxation, but, if petroleum reserves are discovered and successfully developed (which cannot be assured), also the production, marketing and sale of hydrocarbons, as well as other matters. The government of any foreign jurisdiction in which the Company operates may also potentially impose restrictions on the withdrawal of capital from that jurisdiction, or impose other foreign currency exchange controls.

There is no assurance that the laws relating to the ownership of petroleum interests and the operation of the Company’s business in the jurisdictions in which it currently operates, or in the jurisdictions in which the Company may in the future operate, will not change or be applied in a manner that may materially and adversely affect its business.

According to its public disclosure, Austral Pacific Energy Ltd. (“Austral”), a Canadian company based in New Zealand, controls interests in more than 13 exploration and production permits totalling approximately 2.2 million gross acres in New Zealand. As indicated elsewhere in this report, the Company holds 3,110,240 shares of Austral and accordingly, the Company’s financial position may be indirectly impacted by foreign laws and regulations that govern Austral’s business and affairs.

We are subject to environmental risks.

We are subject to laws and regulations that control the discharge of materials into the environment, require removal and cleanup in certain circumstances, require the proper handling and disposal of waste materials or otherwise relate to the protection of the environment. In operating and owning petroleum interests, we may be liable for damages and the costs of removing hydrocarbon spills for which we are held responsible. Laws relating to the protection of the environment have in many jurisdictions become more stringent in recent years and may, in certain circumstances, impose strict liability, rendering our Company liable for environmental damage without regard to negligence or fault on the part of our Company. Such laws and regulations may expose us to liability for the conduct of, or conditions caused by others or for acts of our Company that were in compliance with all applicable law at the time such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Indemnities relating to us may be unenforceable or uncollectible.

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

There are consequences of failure to satisfy prescribed permit or licence terms and conditions.

In all cases, the terms and conditions of the permit or licence granting us, or the party from which we acquired, the right to explore for, and develop, hydrocarbons, prescribe a work program and the date or dates before which such work program must be done. We believe that we are in substantial compliance with all such permits and licenses. However, varying circumstances, including the financial resources available to us, equipment availability, reliance on third party operators of permits and licenses, and other circumstances beyond our control or influence may result in the failure to satisfy the terms and conditions of a permit or license and result in the complete loss of the interest in the permit or license without compensation.

Such terms and conditions may be renegotiated with applicable regulatory authorities, but there is no assurance that if a term or condition of a license or permit that is required to be satisfied has not been met, that such term or condition will be successfully renegotiated with the applicable authority.

There are consequences of failure to satisfy joint venture obligations.

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

We have no title insurance.

We do not maintain title insurance over our any of our petroleum exploration permits. Accordingly, if a problem is discovered with respect to the title of any of our prospects, we may be forced to forfeit our interest without compensation.

We have no liability insurance.

The Company does not currently maintain insurance against certain public liability, operational and environmental risks. However, even with insurance there is no assurance that an event causing loss will be covered by such insurance, that such insurance will continue to be available to our Company, or that the benefits of such insurance will be adequate to cover our liability.

Our results are subject to foreign currency exchange risks.

We hold cash reserves in Canadian and U.S. dollars and to a lesser extent in New Zealand dollars. We expect to incur the majority of our exploration expenditures in New Zealand dollars. We do not currently hedge our exposure to foreign currency exchange rate changes, although we may choose to selectively do so in the future. A decrease in the value of the New Zealand dollar against the value of the Canadian and U.S. dollar will be a benefit to our Company. An increase in value of the New Zealand dollar relative to the Canadian or U.S. dollar would have a detrimental effect on us as our operating expenses would, in turn, increase in Canadian and U.S. dollars.

Our business is highly competitive.

The oil and gas industry is highly competitive. We encounter strong competition from other independent operators and from major oil companies in acquiring oil and natural gas properties suitable for exploration, development, production, contracting for drilling equipment, securing trained personnel and for capital to finance such activities. Many of these competitors have financial resources and personnel resources available to them that are substantially larger than our own. The availability of a ready market for any oil and gas that may be discovered by the Company depends on numerous factors beyond our control, including the proximity and capacity of natural gas pipelines, oil storage capabilities and the effect of regional or national regulations.

The public market for our shares is thinly traded.

The Company’s shares trade on the OTC Bulletin Board (the “OTCBB”) and its shares are relatively thinly traded. There can be no assurance that a stable market for the Company’s common shares will ever develop or, if it should develop, be sustained. It should be assumed that the market for the Company’s common shares will continue to be highly illiquid, sporadic and volatile. The Company is required to remain current in its reporting obligations under the Exchange Act, in order for its common stock to remain eligible for quotation on the OTCBB. If the Company fails to meet its obligations as a “reporting company” under the Exchange Act, the Company’s common stock will cease to be eligible for quotation on the OTCBB, and its shareholders may not be able to sell their shares in the public market within the United States.

Our directors and officers may be subject to conflicts of interest.

In previous fiscal years the Company has been associated with other public junior resource companies through common directors, common officers and common shareholdings. The Company has a common director and a common officer with TAG Oil Ltd. (“TAG”) and a director who is a principal shareholder of TAG. The Company may become associated with other public junior resource companies in the future and may continue to hold equity investments in these other companies. The Company may also make application for interests in petroleum properties with companies with which it is associated, or may become associated. Persons who are not willing to rely on the discretion and judgment of management and the board of directors of the Company (the “Board”) and any companies with which it is associated, or may become associated should not consider a purchase of our securities.

The value of our properties may not reflect realizable value.

The amounts attributed to future properties in the Company’s financial statements represent acquisition and exploration expenditures only, and should not be taken to in any way reflect realizable value.

We may be subject to the Investment Company Act.

The Company may incur significant costs to avoid investment company status and may suffer adverse consequences if deemed to be an investment company under the United States Investment Company Act of 1940, as amended (the “Investment Company Act”). Some of the Company’s equity investments in other businesses may constitute investment securities under the Investment Company Act. A company may be deemed to be an investment company if it owns investment securities with a value exceeding 40% of its total assets, subject to certain exclusions. Investment companies are subject to registration under, and compliance with, the Investment Company Act unless a particular exclusion or safe harbour provision applies. If the Company were to be deemed an investment company, it would become subject to the requirements of the Investment Company Act. As a consequence, the Company would be prohibited from engaging in business or issuing securities as it has in the past and might be subject to civil and criminal penalties for non-compliance. In addition, certain of the Company’s contracts might be voidable, and a court-appointed receiver could take control of the Company and liquidate the business. Unless an exclusion or safe harbour was available to the Company, it would have to attempt to reduce its investment securities as a percentage of its total assets. This reduction can be attempted in a number of ways, including the disposition of investment securities and the acquisition of non-investment security assets. If the Company were required to sell investment securities, the Company may sell them sooner than it otherwise would have based on economic factors solely. These sales would likely be at depressed prices and the Company may never realize anticipated benefits from, or may incur losses on, these investments. The Company may be unable to sell some investments due to contractual or legal restrictions or the inability to locate a suitable buyer. Moreover, the Company may incur tax liabilities when it sells assets.

Our shares may be considered penny stock.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in “penny stocks.” Penny stocks generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges such as AMEX and the Nasdaq Stock Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

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

The Company’s common stock is currently subject to the penny stock rules. Accordingly, investors may find it difficult to sell their shares, if at all.

We are subject to governmental laws and local conditions.

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

Legal proceedings against our directors and officers may be difficult.

The Company is incorporated under the laws of the British Columbia, Canada, and four of the Company’s directors and officers are residents of Canada and one is a resident of New Zealand. Consequently, it may be difficult for United States shareholders to effect service of process within the United States upon the Company or upon its directors or officers, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under the Exchange Act. Furthermore, it may be difficult for shareholders to enforce judgements of the U.S. courts based on civil liability provisions of the U.S. federal securities laws in a foreign court against the Company or any of the Company’s non-U.S. resident officers or directors.

The ownership of our shares is concentrated amongst a small number of shareholders.

The directors and principal shareholders of the Company beneficially own a sufficient number of the outstanding common shares of the Company to have substantial influence over matters which require a vote of the Company’s shareholders, such as the election of members of the Board as well as extraordinary matters which require shareholder approval. Should the directors and the principal shareholders vote their shares in a like manner on a matter requiring a simple, or special majority vote of the Company’s shareholders, it is most likely that their position on the matter would control or significantly affect the outcome of the vote. Additionally, because the directors and principal shareholders possess substantial influence over the Company through their shareholdings, the value attributable to the right to vote held by other shareholders may be perceived to be reduced. This could result in a reduced value for the shares owned by other shareholders who do not have the same level of control over the Company’s affairs.

The Company may be a passive foreign investment company.

Shareholders who are U.S. taxpayers should be aware that the Company may be a passive foreign investment company (“PFIC”) for the current fiscal year, may also have been a PFIC in prior years and may also be a PFIC in subsequent years. U.S. taxpayers should obtain independent advice as to the consequences of the Company being a PFIC.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Corporate Actions

Trans-Orient Petroleum Ltd. is a British Columbia company based in Vancouver, British Columbia, Canada. The Company’s registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7 and the principal business office is located at 999 Canada Place, World Trade Centre, Suite 404, Vancouver, British Columbia, V6C 3E2, telephone: (604) 682-6496.

The Company was incorporated on July 25, 1986 under the name Palo Duro Exploration Ltd. by the registration of memorandum and articles under the Company Act (British Columbia). The Company changed its name to Stoney Creek Mines Ltd. on July 15, 1988. On June 30, 1992, the Company consolidated its shares on a one new for three old basis and changed its name to Cyn-Tech Ventures Ltd. On June 29, 1995, the Company consolidated its shares on a one new for five old basis and changed its name to Consolidated Cyn-Tech Ventures Ltd. On June 27, 1996 the Company subdivided its shares on a three new for one old basis and changed its legal and corporate name to Trans-Orient Petroleum Ltd.

On September 26, 1997, the Company was re-domiciled in the Yukon Territory, Canada, by way of continuance under the Business Corporations Act (Yukon). On May 4, 1998 the Company subdivided its shares on a two new for one old basis and increased its authorized capital to 200,000,000 common shares without par value. On January 17, 2001 the Company consolidated its common shares on a one new for twelve old basis, and increased its authorized capital from 200,000,000 to an unlimited number of common shares without par value. The Company received shareholder approval at the Annual and Special Meeting held on January 18, 2002 to further consolidate all of its common shares on a one new for three old basis. The Company implemented this consolidation on April 5, 2002. On March 30, 2006, the Company subdivided its common shares on a seven new for one old basis.

All references to our outstanding common shares, issuances of common shares, options and warrants and prices associated with the above corporate actions and their effects on share capital have been shown on a retroactive basis.

On January 16, 2006, the Company was re-domiciled in British Columbia by way of continuance under the Business Corporations Act (British Columbia) which replaced the Company Act (British Columbia) in 2004.

The Company became a public or “reporting company” in British Columbia upon obtaining a receipt for the prospectus filed with the British Columbia Securities Commission in connection with its initial public securities offering in April, 1989. The Company’s common shares commenced trading on the Vancouver Stock Exchange (“VSE”), the predecessor to the TSX Venture Exchange, at about that time. On June 10, 1997, the Company’s common shares commenced trading on the OTCBB under the symbol “TEPUF”. On July 31, 1997, the Company voluntarily delisted its common shares from the TSX Venture Exchange (the successor to the VSE). The Company’s current trading symbol on the OTCBB is “TOPLF”.

Developments

In November 2006, the Company was awarded 100% interests in two onshore petroleum exploration permits in New Zealand, PEP 38348 and 38349 and during the remainder of the 2007 fiscal year the Company substantially completed the first years work program on both permits. The Company is currently preparing to conduct its 2D seismic programs as required by the Government of New Zealand as part of the second term of each permit. During the fiscal years ended July 31, 2006 and 2005, the Company’s efforts were focussed on re-establishing our direct oil and gas exploration activities, resulting in the award of two New Zealand permits as noted above. In addition to our direct exploration activities that we have conducted we have been indirectly involved in oil and gas exploration, development and production activities through our corporate investments. During the 2005 fiscal year, the Company wrote off an oil and gas interest of $1 which at that time represented its only remaining oil and gas interest. During the 2006 fiscal year, the Company sold a total of 7,373,569 common shares of AMG Oil Ltd. (“AMG”). These dispositions resulted in the Company’s effective loss of control of AMG, the accounts of which were, until that time, consolidated with those of the Company.

During the 2007 fiscal year, the Company successfully completed two private placement financings for total gross proceeds of $10,445,250. In addition, 50,000 share purchase warrants were exercised for proceeds of $35,000. The Company did not conduct any financing activities during the 2006 or 2005 fiscal years.

The Company incurred capital expenditures of $213,875 $4,135 and Nil in fiscal 2007, 2006 and 2005, respectively, and plans to make capital expenditures of $1,500,000 in fiscal 2008 in relation to its exploration properties.

B.	Business Overview

Nature of Operations

We are an independent exploration stage company. On November 8, 2006, we acquired two onshore petroleum exploration permits from the Government of New Zealand and are in the early stages of exploring the related properties pursuant to work programs required by the Government of New Zealand. Neither of our properties contains any proven oil or gas reserves.

As we have not earned any revenues from operations, we are not directly affected by fluctuations in the markets for hydrocarbon products, the seasonality of hydrocarbon products, or marketing channels for such products. We also do not rely on raw materials, and do not have any significant proprietary interests in intellectual property, as we operate in an extractive industry.

We compete with other companies for bidding for the acquisition of petroleum interests from various authorities, and in exploring for oil and gas in the Australasia region. We are also subject to government regulations applicable to the petroleum exploration permits that we hold, and to the exploration activities that we plan to conduct on the related properties.

As of January 14, 2008, we also held 3,110,240 common shares (9.59%) of Austral with a market bid price of $0.98 per share. Austral is a public company whose common shares are listed on AMEX, the TSX Venture Exchange and the New Zealand Stock Exchange, with a market capitalization in the $38 million range.

In addition to our interest in Austral, we also currently own 826,431 common shares of AMG with a current market bid price of $0.32 per share as of January 14, 2008. AMG is a reporting company under the Exchange Act whose shares have been quoted on the OTCBB since January 15, 2003. Our present interest in AMG accounts for 3.56% of the outstanding shares. We account for our investment in AMG using the cost method. During the 2006 fiscal year we sold 7,373,569 common shares of AMG for aggregate proceeds of $133,695. These dispositions resulted in the Company’s effective loss of control of AMG. The AMG market is highly illiquid, and we do not consider the currently quoted prices realizable. Please refer to Item 17 for additional information.

C.	Organizational Structure

As of January 29, 2008, the Company has three wholly-owned subsidiaries:

1.	DLJ Management Corp. (“DLJ”), organized pursuant to the laws of Canada;
2.	Orient Petroleum (NZ) Limited, organized pursuant to the laws of New Zealand; and
3.	Orient Petroleum (PNG) Limited, organized pursuant to the laws of Papua New Guinea.

DLJ is a 100% owned subsidiary of the Company that provides management, accounting, legal and reporting services to three junior public oil and gas companies, including the Company, on a cost recovery basis. Orient Petroleum (NZ) Limited and Orient Petroleum (PNG) Limited are 100% owned subsidiaries of the Company. Orient Petroleum (NZ) Limited operates our exploration activities on PEP 38348 and PEP 38349. At this time Orient Petroleum (PNG) Limited does not have any material operations.

D.	Property, Plant and Equipment

On November 8, 2006, the Government of New Zealand awarded us interests in two onshore petroleum exploration permits located in the East Coast Basin of New Zealand. The following is a brief description of these permits. For definitions of technical terms in the following description of properties, see the “Glossary of Industry Terms” found at the beginning of this report. Apart from our interests in the following petroleum exploration properties and the investments described above, we hold only minor office assets for the purpose of operating our business.

The following table summarizes our two exploration permits:

Property	Location	Working Interest	Gross Sq. Km’s	Net Sq. Km’s
PEP 38348	East Coast Basin	100%	2,147	2,147
PEP 38349	East Coast Basin	100%	6,610	6,610

As part of the PEP 38348 and 38349 permit conditions to keep our permits in good standing during the 2007 fiscal year, we spent approximately $204,000 under the mandated work programs (the “Work Programs”) consisting primarily of geological studies. Subsequent to Year 1, in order to maintain the permits in good standing after November 8, 2007 (“Year 2”), we have committed in writing to the New Zealand Ministry of Economic Development (the “MED”) to complete the Year 2 work program on both permits. The Year 2 work programs on both permits consist of acquiring, processing and interpreting 20 km’s and 30 km’s of 2D seismic on PEP 38348 and 38349, respectively, and to undertake additional geological, geochemical and geophysical studies including interpretation of existing, reprocessed and new seismic data at a cost of approximately $1,500,000. To maintain the permits in good standing after November 8, 2008 (“Year 3”), we must commit in writing to the MED prior to November 8, 2008, to complete the Year 3 work program on both permits consisting of drilling one exploration well, relinquishing 25% of the permit area and submitting a satisfactory work programme proposal to the MED for the remaining two years of the permit. Each well is anticipated to cost approximately $1,500,000 to drill, with additional costs associated with flow testing the well(s) in the event of discovery.

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

The entire sedimentary section can be examined at locations where it is exposed in outcrop. Potential oil and gas source rocks are found in the Late Cretaceous / Early Tertiary section, particularly in the organically very rich Waipawa Black Shale and the much thicker but lesser richness Whangai Formation, both of which are extensively developed across the Basin. Various laboratory geochemical studies of these rocks have demonstrated that they are mature for oil/gas generation and expulsion over much of the Basin's area, including within PEP 38348 and 38349.

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

The plate boundary compressional tectonics have given rise to the formation of numerous potential oil / gas trapping structures, which are observed in outcrop and on 2D seismic (of which there is only limited amount in both permits). However, the same compressional regime has resulted in a division of the East Coast Basin into a series of sub-basins, with consequential discontinuous and variable reservoir trends; and also has resulted in extensive faulting and uplift which has led to the presence of the hydrocarbon seeps and the potential for fault breaching of traps.

The above summary demonstrates that the Basin and the permits have considerable discovery potential, but also considerable exploration risk. At present they can be classified as lightly explored frontier areas, with minimal modern drilling in either permit based on modern seismic control.

In PEP 38348, there is approximately 240 km of 2D seismic, most of poor to moderate quality. The only well drilled on any degree of seismic control was Waingaromia-2 in 2000. As with the majority of the historical wells, this had hydrocarbon shows, but encountered no effective reservoir. An inventory of some ten prospects and good leads is identified on the seismic and on surface outcrop. The best defined of these at present are the Pauariki, Kowhai and Wharekaka Prospects, all being defined on several seismic lines. A prominent gas seep is situated at the northern end of Pauariki, which has potential to reservoir significant amounts of gas or oil. Geochemical surveying of the better ranked targets commenced in February 2007, as the first step in high-grading the targets. Following this work, new seismic will be acquired by the Company over the top ranked prospects, in order to select optimal locations for drilling.

In PEP 38349, there is approximately 483 km of 2D seismic, of moderate to good quality. There have been four wells drilled on some degree of modern seismic control since 1980; and three earlier wells in the 1970's based on very limited seismic control. Again, most of these wells had significant hydrocarbon shows, but as in PEP 38348, drilling problems associated with swelling shales meant that some never reached their target, and none were flow tested.

An inventory of some twenty prospects and leads are presently identified from 2D seismic and outcrop mapping. Boar Hill is a seismically defined fractured Whangai shale target mapped on seismic, with a set of gas seeps situated on its western side. Prospects Oporae, Conoor, Waewaepa and Mangatoro are all Mio-Plio reservoir targets situated in the general vicinity of the Westcott oil seeps, on the western flank of the Ellsthorpe Anticline, in the core of which further hydrocarbon seeps are observed. Prospect Speedy was drilled on a seismically defined target in 2000 by Speedy-1; yet despite increasing levels of higher order hydrocarbons being observed with increasing depth, it failed to reach its objective due to drilling problems. Prospect Gala is a broad domal structure expressed in the Pliocen & Miocene section. Other leads fall in one or other of these categories. All these targets are relatively shallow, being less than 6,000 feet. Recent drilling practice, particularly in the use of synthetic oil based muds, now offers the means to overcome the swelling shale problems which have hindered earlier drilling.

The forward work program is to be carried out in parallel with that in PEP 38348, namely completion of the second term 2D seismic acquisition program detailed above, prior to November 8, 2008, to optimise drilling locations, prior to making a commitment to the third term work program. Certain contracts for acquisition of the obligatory seismic work have been signed, and the seismic acquisition will occur during the second and third quarter of the 2008 fiscal year.

No Reserves

The Company did not have any hydrocarbon reserves or prospects prior to fiscal 2007. During the 2007 fiscal year the Company acquired the two permits detailed above. The properties that are subject to the permits have no known hydrocarbon reserves.

Competition

The oil and gas industry is highly competitive. We encounter strong competition from other independent operators and from major oil companies in acquiring oil and natural gas properties suitable for exploration, development, production, contracting for drilling equipment, securing trained personnel and for capital to finance such activities. Many of these competitors have financial resources and personnel resources available to them that are substantially larger than our own. The availability of a ready market for any oil and gas that may be discovered by the Company depends on numerous factors beyond our control, including the proximity and capacity of natural gas pipelines, oil storage capabilities and the effect of regional or national regulations.

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

Environmental Regulation in New Zealand

In New Zealand, on land and in waters within twelve miles of the coast, the Resource Management Act 1991 (the “Resource Act”) controls users of natural and physical resources, including petroleum explorers, with a view to managing resource usage in ways that will not compromise future utilization. The Resource Act places the emphasis on assessment of the effect the proposed activity will, or might, have on the environment with a view to promoting sustainable management. Under the Resource Act, most of the responsibility for managing resources and their use is given to local authorities. Regional and district councils must produce and continuously update planning schemes for their jurisdictions which establish procedures and standards for assessing and approving environmental standards in accordance with the Resource Act.

Corporate Office

The Company maintains corporate office space at 999 Canada Place, World Trade Centre, Suite 404, Vancouver, British Columbia, V6C 3E2 and at 1050 Burrard Street, Suite 1407, Vancouver, British Columbia, V6Z 2S3. The Company also owns a 400 sq. foot office condominium located at 1050 Burrard Street, Suite 1406, Vancouver, B.C. The office condominium was originally purchased for CAD$147,000 and is held for investment purposes and as office space for the Company’s Chief Executive Officer.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING, FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the Company’s historical financial and operating results for the fiscal years ended July 31, 2007, 2006 and 2005 should be read in conjunction with (i) the audited consolidated financial statements of the Company for the years ended July 31, 2007, 2006, and 2005, together with the notes related thereto and (ii) the section of this annual report entitled “Information on the Company”. The financial statements have been prepared in accordance with Canadian GAAP, and a reconciliation to US GAAP is provided in Note 11 to the financial statements.

All dollar values are expressed in United States dollars, unless otherwise stated.

Overview

We are an independent exploration stage company. On November 8, 2006, we acquired two onshore petroleum exploration permits from the Government of New Zealand. None of our properties are known to contain any oil and gas reserves and we plan to conduct work programs on our properties as required by the New Zealand Government. We have not generated any revenues from our current oil and gas operations or in our previous years of exploration in New Zealand and Papua New Guinea. In addition to our direct exploration activities that we have conducted we have been indirectly involved in oil and gas exploration, development and production activities through our corporate investments. Accordingly, the financial information presented below may not be comparable from period to period.

We have funded our operations primarily from the sale of our common stock. As at July 31, 2007, we had cash of $8,499,720 and working capital of $8,485,610. We plan to spend approximately $1,500,000 in fiscal 2008 to pursue our plan of operations. We believe we have sufficient capital to fund our operations for the next twelve months.

Beyond the next twelve months, we may be required to obtain additional financing in order to continue our plan of operations as we anticipate that we will not earn any revenues in the foreseeable future. We believe that debt financing will not be an alternative for funding additional phases of our exploration as we do not have tangible assets to secure any debt financing. We anticipate that additional funding will be in the form of equity financing from the sale of our common stock. However, there can be no assurance that we will be able to raise sufficient funding from the sale of our common stock to fund our exploration programs going forward.

Our plan for the 2008 fiscal year is to complete the remainder of the first years work program that consisted of reviewing and reprocessing existing seismic data on PEP 38348 and 38349, and conducting structural, stratigraphic and reservoir sampling analysis on these prospects. We have recently initiated 2D seismic programs covering 20 km’s and 30 km’s on PEP 38348 and PEP 38349, respectively, as contemplated under our work programs. The Company also plans to continue its efforts to identify additional exploration and acquisition opportunities in the Australasia region.

Results of Operations

	2007	2006	2005
Expenses
General and administrative (Schedule)	$557,980	$305,173	$168,957
Foreign exchange	5,400	(1,987)	(67,560)
Amortization	5,144	5,564	4,360

Loss before other items	(568,524)	(308,750)	(105,757)

Other Items:
Interest income	292,289	13,848	1,896
Gain on sale of investments (Note 3)	1,580	774,664	1,214,319
Loss on sale of common stock held by subsidiary	-	-	(8,685)
Recovery of loan receivable previously written-off (Note 6)	102,842	32,324	29,004
Stock option compensation	(63,973)	-	-
Write-down of investments	(859,024)	(136,262)	-
Write-off of oil and gas interest (Note 3)	-	-	(1)

(Loss) income from operations	(1,094,810)	375,824	1,130,776
Non-controlling interest’s portion of AMG’s loss	-	5,782	11,470

Net (loss) income for the year	(1,094,810)	381,606	1,142,246

Year Ended July 31, 2007 Compared to Year Ended July 31, 2006

The Company has not earned any revenues from oil and gas operations to date. The Company’s net loss for the twelve-month period ended July 31, 2007 was $1,094,810 or $0.03 per share compared to a net income for the year ended July 31, 2006 of $381,606 or $0.02 per share.

The Company’s net loss of $1,094,810 in fiscal 2007 resulted primarily from a write-down of an investment of $859,024 (2006: $136,262) and general and administrative (“G&A”) costs of $557,980 (2006: $305,173) that were partially offset by the Company’s interest income of $292,289 (2006: $13,848. For the 2006 fiscal year the Company recorded net income of $381,606 primarily due to gains on the sale of investments amounting to $774,664.

For the year ended July 31, 2007, G&A expenses were considerably higher for the year when compared with G&A costs for the year ended July 31, 2006. The reason for the increase in G&A is attributable specifically to the Company’s efforts in acquiring its oil and gas exploration permits and re-establishing its direct exploration operations. A comparative summary of G&A costs for the last three fiscal years can be found in the “Consolidated Schedules of General and Administrative Expenses” in the accompanying audited consolidated financial statements included herein.

The Company expects that G&A costs for the 2008 fiscal year will further increase as a result of its current operations and the continuing search for other suitable exploration and acquisition opportunities in the Australasia region.

Year Ended July 31, 2006 Compared to Year Ended July 31, 2005

The Company’s net income for the twelve-month period ended July 31, 2006 was $381,606 or $0.02 per share compared to net income for the year ended July 31, 2005 of $1,142,246 or $0.06 per share. The Company’s net income in fiscal 2006 and 2005 resulted primarily from gains on the sale of investments of $774,664 (2005: $1,214,319) and G&A costs of $305,173 (2005: $168,957).

For the year ended July 31, 2006, G&A were higher for the year when compared with G&A costs for the year ended July 31, 2005. The reason for the increase in G&A is attributable specifically to the Company’s efforts to acquire its oil and gas exploration permits. A comparative summary of G&A costs for these periods can be found in the “Consolidated Schedules of General and Administrative Expenses” in the accompanying audited consolidated financial statements included herein.

Liquidity and Capital Resources

We have funded our operations primarily from the sale of our common stock. As at July 31, 2007, we had cash of $8,499,720 and working capital of $8,485,610. We plan to spend approximately $1,500,000 in fiscal 2008 to pursue our plan of operations. We believe we have sufficient capital to fund our operations for the next twelve months.

Beyond the next twelve months, we may be required to obtain additional financing in order to continue our plan of operations as we anticipate that we will not earn any revenues in the foreseeable future. We believe that debt financing will not be an alternative for funding additional phases of our exploration as we do not have tangible assets to secure any debt financing. We anticipate that additional funding will be in the form of equity financing from the sale of our common stock. However, there can be no assurance that we will be able to raise sufficient funding from the sale of our common stock to fund our exploration programs going forward.

Operating Activities

Operating activities used cash of $133,765 in fiscal 2007, compared to $266,648 in fiscal 2006 and $69,769 in fiscal 2005. We have applied cash generated from our financing activities to fund cash used in operating activities.

Financing Activities

Financing activities provided cash of $10,462,596 in fiscal 2007, from the issuance of our shares of common stock from two private placement financings. The Company did not conduct any financing activities during the 2006 and 2005 fiscal years.

Investing Activities

Investing activities used cash of $2,281,080 in fiscal 2007, compared to providing cash of $545,382 in fiscal 2006 and $196,394 in fiscal 2005.

Inflation

Inflation has not had a material impact on our operations.

Foreign Currency Fluctuations

The Company holds its cash reserves primarily in U.S. dollars and is beginning to incur more obligations in other currencies, which are primarily Canadian and New Zealand dollars. At the date of this report, management does not perceive that the Company is currently subject to significant exchange risks. However, an increase in value of the New Zealand dollar relative to the Canadian or U.S. dollar may have a negative effect as our expenses incurred would, in turn, increase in Canadian or U.S. dollars.

Foreign Regulations

The exploration for oil and gas in New Zealand is subject to government regulation as described in “Information on the Company – Petroleum Exploration Regime in New Zealand”.

Differences between Canadian and U.S. GAAP

These audited consolidated financial statements included herein have been prepared in accordance with Canadian GAAP. Note 11 “Differences between Canadian and United States Generally Accepted Accounting Principles” to the financial statements discusses material differences between Canadian GAAP and US GAAP as they affect such financial statements.

Critical Accounting Policies

Accounting Principles and Use of Estimates

These financial statements are prepared in conformity with Canadian GAAP, which require the Company’s management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. Significant estimates include, but are not limited to, the determination of the net recoverable value of assets and income taxes. The Company’s investments are also items that, due to expected market volume and price fluctuation may yield net realizable values that are materially different from their current carrying values at any point in time. Actual results could differ from these estimates.

Material differences between Canadian and US GAAP, applicable to the Company’s financial statements, are described in note 11 of the Company’s audited consolidated financial statements.

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

The Company’s investments are recorded at cost and are considered to be non-current as the Company intends to hold them for a period of greater than one year. The aggregate carrying cost is adjusted to fair value, where determinable, only if there is an other-than-temporary decline in value. Refer to note 3.

Stock-based Compensation

All stock option based grants are measured and recognized in the consolidated financial statements using a fair value based method. Fair value is measured using the Black-Scholes option-pricing model and the compensation cost is amortized over the vesting period. The Company measures compensation expense if the options are changed or modified. Consideration received upon the exercise of stock options together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as share capital.

New Accounting Pronouncements

Pursuant to new Canadian accounting standards that will be adopted in the Company’s 2008 fiscal year, the Company will have to designate each of its financial instruments held in certain categories, with the implication to these financial statements that its investments held will be carried at their current market values. This change is expected to bring the Company’s accounting treatment for investments into congruence with the US GAAP treatment disclosed at Note 11(a) to the audited consolidated financial statements.

Capital Expenditures

Our capital expenditures in fiscal 2008 are expected to be approximately $1,500,000, in relation to our exploration properties.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as at July 31, 2007:

Payments due by period
		Less than 1			More than 5
Contractual Obligations	Total	year	1-3 years	3-5 years	years
Long-Term Debt Obligations	-	-	-	-	-
Capital finance/lease	-	-	-	-	-
Operating lease	-	-	-	-	-
Permit obligations	$1,500,000	$1,500,000	-	-	-
Purchase obligations	-	-	-	-	-
Other long-term liabilities	-	-	-	-	-
reflected on the Registrant’s
balance sheet under the GAAP of
the primary financial statements
Total	$1,500,000	$1,500,000	-	-	-

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

At January 29, 2008, the directors and officers of the Company were:

		Office Held
Name and Municipality of Residence	Position Held	Since
Mr. Peter Loretto, (1) (2) Vancouver, British Columbia	Chief Executive Officer and Director	2003

Mr. Garth Johnson, (2) Surrey, British Columbia	President	2008

Dr. David Bennett, (1) (3) Wellington, New Zealand	Executive Chairman, Director	2006 (4)

Mr. Alex Guidi, (5) Vancouver, British Columbia	Director	2007 (6)

Mr. Barry MacNeil, Surrey, British Columbia	Corporate Secretary, Chief Financial Officer and Director	2004

Mr. Michael Hart, (1) Roberts Creek, British Columbia	Director	1999

Mr. Drew Cadenhead, (7) Surrey, British Columbia	Vice President of Business Development	2008

(1)	Member of audit committee.
(2)	Mr. Loretto resigned as President of the Company on January 10, 2008, and Mr. Johnson was subsequently appointed as President of the Company on January 10, 2008.
(3)	Dr. Bennett was appointed as a director of the Company on August 23, 2006, and as Executive Chairman of the Company on June 8, 2007.
(4)	Dr. Bennett previously served as a director of the Company during the period from November 1996 to April 2001.
(5)	Mr. Guidi was appointed as a director of the Company on October 17, 2007.
(6)	Mr. Guidi previously served as a director of the Company during the period from February 1998 to March 2000.
(7)	Mr. Cadenhead was appointed as Vice President of Business Development of the Company on January 10, 2008.

The following provides information about the business experience of our directors and officers:

Mr. Peter Loretto obtained an MBA from Gonzaga University, Spokane, Washington, in 1984 and has been the Company’s Chief Executive Officer and a director since May 12, 2003. Mr. Loretto is also a principal shareholder of the Company. For over 20 years, Mr. Loretto has attained investment banking and public company experience by working as an independent businessman and investor both in the U.S. and Canada. Mr. Loretto has been involved with funding and developing numerous companies in the resource and technology sector, including a number of successful oil and gas exploration and development stage companies. Furthermore, Mr. Loretto is currently the

Chief Operating Officer of International Resource Management Corp. (“IREMCO”), a Vancouver, British Columbia based private holding company with investments in oil and gas and technology companies, and the President of PCL Holdings Ltd. (“PCL”), a private investment company that is based in Vancouver, British Columbia.

Mr. Garth Johnson was appointed as the President of the Company on January 10, 2008. He is a Certified General Accountant with experience in finance, accounting and regulatory reporting for public companies and has been instrumental in developing junior international companies from start-up to listing on senior exchanges. Mr. Johnson is also a corporate business executive that has been involved in oil and gas activities, primarily in New Zealand and Papua New Guinea, over the past 12 years and is currently the Chief Executive Officer, Chief Financial Officer, Secretary and a director of TAG and the Chief Financial Officer of AMG.

Dr. David Bennett joined the Board on August 23, 2006 and was subsequently appointed as Executive Chairman of the Company on June 8, 2007. Dr. Bennett received a B.A. in the Natural Sciences from Cambridge University in 1968, an M.SC. in Exploration Geophysics from the University of Leeds and a doctorate in Geophysics from the Australian National University with post-doctoral work at the University of Texas in 1973. Dr. Bennett is a seasoned business executive who has over thirty years of technical and operational experience in the oil and gas industry and has played a major role in the discovery and development of several oil and gas fields in the Australasian region. In addition, Dr. Bennett was a co-founder and the Chief Executive Officer of Austral, and is currently a director of TAG and Rift Oil PLC.

Mr. Alex Guidi has been a member of the Board since October 17, 2007. Mr. Guidi has over 30 years of experience as a self-employed investor and financier and has enjoyed success in having founded a number of oil and gas companies focused on Western Canada and Australasia. In New Zealand, Mr. Guidi was the founder of Austral, TAG and the Company which, for 12 years, have made, and continue to make, a significant contribution to exploration and development activity in New Zealand and Papua New Guinea’s Foreland region. In North America, Mr. Guidi was a founder of Walking Stick Oil and Gas Ltd. as well as the major shareholder in a company that participated in the development of the Karr gas field in West Central Alberta. Mr. Guidi’s extensive career has also involved successful entrepreneurial endeavours in technology and real estate development. Mr. Guidi has served as a director and officer of TAG, Austral and AMG, and is currently the Chairman and Chief Executive Officer of IREMCO.

Mr. Barry MacNeil is an accountant with over 15 years of experience in public practice and is an independent businessman and investor in securities. Additionally, Mr. MacNeil has worked as a corporate accountant for a group of companies involved in sales and services of mining equipment to the international mining industry and a lumber company with export sales to Japan, Europe and Australia. Mr. MacNeil has been the Company’s Corporate Secretary, Chief Financial Office and a director since October 26, 2004.

Mr. Michael Hart has been a director of the Company since December 13, 1999. Mr. Hart is a long-time investor in natural resources and has experience with public companies in the oil and gas industry. Mr. Hart has previously worked in the financial markets’ sector with a number of financial institutions where he acted as an account executive and financial consultant. Since 1995, Mr. Hart has worked with an investment-banking group responsible for taking projects from start-up to the public markets. Mr. Hart is currently the President, Chief Executive Officer, Corporate Secretary, Treasurer and a director of AMG, and is also the Corporate Secretary and a director of Entourage Mining Ltd.

Mr. Drew Cadenhead was appointed as the Vice President of Business Development of the Company on January 10, 2008. Mr. Cadenhead obtained his B.SC. in Geology from the University of Calgary and began his career in the oil and gas exploration business in 1979. He has extensive technical and operational experience in Western Canada and New Zealand with an oil and gas resume that includes positions with some of the leading energy companies in the world and he has gained an in-depth knowledge of both international and domestic oil and gas exploration and development. Prior to working with Trans-Orient, Mr. Cadenhead was the Chief Executive Officer and President of TAG, Vice President of Exploration for BTU Resources Ltd. and a Senior Geologist of Ulster Petroleums Ltd.

The Company does not maintain liability insurance to cover its directors and officers in the performance of their duties.

Term of Office

Our directors serve until the next annual general meeting of the Company, unless earlier vacated in accordance with our Articles or the provisions of the Business Corporations Act (British Columbia). All officers serve at the discretion of the Board.

Family Relationships

There are no family relationships among our directors and officers.

B.	Compensation

Executive Compensation

During the Company’s financial year ended July 31, 2007, the aggregate direct remuneration paid or payable to the Company’s executive officers by the Company and its subsidiaries was $60,000. During the 2007 fiscal year, Mr. Loretto and Dr. Bennett were paid a total of $155,000 for their services in their capacity as directors or consultants.

No officer of the Company, other than the Named Executive Officers (as defined below), received, in their capacity as officers or employees of the Company or its subsidiaries, individual compensation in excess of $150,000 for services in all capacities during the most recently completed financial year.

“Named Executive Officer” includes each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000.

The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compens ation ($)
Peter Loretto(2) Chairman of the Board, President and Chief Executive Officer	2007 2006 2005	60,000 60,000 24,948	---	---	---	---	---	---
Barry MacNeil, Secretary and Chief Financial Officer	2007 2006 2005	---	---	- 900(1) 2,400(1)	---	---	---	---

(1)	These funds represent fees for accounting services provided to the Company.
(2)	Mr. Loretto resigned as President of the Company on January 10, 2008, and Mr. Johnson was subsequently appointed as President of the Company on January 10, 2008.

Long-Term Incentive Plan Awards

Long term incentive plan awards (“LTIP”) means “a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or stock appreciation rights plans or plans for compensation through shares that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officers during the most recently completed financial year.

Option and Stock Appreciation Rights (“SARs”)

The Company does not currently have a stock option plan. No options to acquire Common Shares or SARs have been granted to Named Executive Officers during the last completed financial year. The Company may, at the discretion of the Board, grant incentive stock options to its officers, directors, employees and consultants, for the purchase of shares in the Company upon the terms and conditions as determined by the Board.

During the 2007 fiscal year the Company granted Dr. Bennett 200,000 options exercisable at a price $1.00 per share, vesting over two years. There were no other options granted to or exercised by directors and senior officers in the years ended July 31, 2007 or 2006 and there were no outstanding stock options granted to or exercised by management of the Company.

Termination of Employment, Change in Responsibilities and Employment Contracts

The terms and conditions of the written employment contract and arrangement between the Company and the Chief Executive Officer provides for a fee of US$5,000 per month to be paid to a private company wholly-owned by the Chief Executive Officer of the Company to provide executive services for the Company on a regular part-time basis and additionally as is necessary. This contract provides for 12 months advance notice to terminate the services of the Chief Executive Officer, other than for cause.

There are no other compensatory plan(s) or arrangement(s), with respect to any Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the Named Executive Officer’s employment or from a change of any Named Executive Officer’s responsibilities following a change in control.

Compensation of Directors

During the 2007 fiscal year, the Company did not pay compensation to directors for their services in their capacity as directors of the Company.

C.	Board Practices

All directors have a term of office expiring at our next annual general meeting unless a director's office is earlier vacated in accordance with our Articles or the provisions of the Business Corporations Act (British Columbia). All officers serve at the discretion of the Board.

As of January 29, 2008 the following are the Company’s officers and directors:

Name and Position	Office Held Since
Peter Loretto Chief Executive Officer and Director	May 2003

Garth Johnson President	January 2008

Barry MacNeil Secretary and Chief Financial Officer	October 2004

David Bennett Executive Chairman Director	June 2007 August 2006

Alex Guidi Director	October 2007

Michael Hart Director	December 1999

Drew Cadenhead Vice President of Business Development	January 2008

We have entered into consulting agreements with Mr. Loretto, Dr. Bennett and Mr. Cadenhead, as well as a compensation and indemnity agreement with Mr. Guidi, which are described under “Additional Information –Material Contracts”.

Audit and Remuneration Committees

As at January 29, 2008 the members of the audit committee are Peter Loretto, David Bennett and Michael Hart. Dr. Bennett has served as a member of the audit committee since August 23, 2006. Both Mr. Loretto and Mr. Hart have served as members of the audit committee since December 3, 2003.

The audit committee serves pursuant to an Audit Committee Charter adopted by the Company on January 17, 2005. The committee is constituted to monitor the veracity of the financial and regulatory reports produced by the Company, and the controls that are in place to ensure the opportunities for fraud or material error in the financial statements of the Company are minimized. A copy of our Audit Committee Charter was filed as an exhibit to our Form 20-F filed January 31, 2006.

The Board does not have a remuneration committee. Currently any material commitments, inclusive of remuneration, are required to be pre-approved by the Board as a whole.

D.	Employees

The Company currently has no full-time employees other than its executive officers. However, the Company has entered into consulting services agreements to provide services to the Company as described herein.

E.	Share Ownership by Directors and Officers

The following table provides information relating to the shareholders of our directors and officers as of January 29, 2008:

Name	Number of Shares	Number of Warrants (1)	Number of Options	Percentage of Outstanding Shares	Exercise Price of Warrants/Options	Expiry Date of Warrants/Options
Peter Loretto	8,645,143	100,000	-	23.66%	$0.70	July 18, 2008
David Bennett	71,000	71,000	200,000	0.19%	$0.70/$1.00	August 29, 2008/ November 1, 2011
Garth Johnson	60,000	60,000	-	0.16%	$0.70	August 29, 2008
Barry MacNeil	14,972	10,000	-	0.04%	$0.70	August 29, 2008
Alex Guidi	3,646,882	1,700,000	-	9.98%	$0.70 and $1.35	August 29, 2008 and July 18, 2008
Michael Hart	-	-	-	-	-	-
Drew Cadenhead	-	-	-	-	-	-

(1) Subject to certain accelerated expiry provisions as detailed above.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following sets forth information relating to the beneficial ownership of our shares held by persons who own 5% or more of our common stock as of January 29, 2008:

Name and Address of Owner	Number of Shares		Percentage of Class

Alex Guidi Vancouver, B.C.	5,346,882	(1)	13.98%

Peter Loretto Vancouver, B.C.	8,745,143	(2)	23.86%

Lukas H. Lundin Vancouver, B.C.	10,000,000	(3)	24.07%

(1)	Includes 1,700,000 share purchase warrants that can be exercised within 60 days.
(2)	Includes 100,000 share purchase warrants that can be exercised within 60 days.
(3)	Includes 5,000,000 share purchase warrants that can be exercised within 60 days.

To the knowledge of the Company, there have been no significant changes in percentage share ownership held by any major shareholders, during the last three fiscal years with the exception of Mr. Lundin’s purchase of 5,000,000 units of the Company pursuant to a private placement that was completed in September of 2006.

There are no different voting rights attributable to the major shareholders. Every shareholder has equal voting rights.

Host Country Shareholders

The following provides information about shareholders of record in the United States as at January 29, 2008 are as follows:

Estimated proportion of shares held in the U.S.	5.14%
Number of U.S. shareholders	373
Number of shares held by U.S. shareholders	1,879,359

To our knowledge, there are no arrangements the operation of which would at a subsequent date result in a change of control of the Company.

B.	Related Party Transactions

The following sets forth, since the beginning of our last completed fiscal year, information relating to transactions entered into with us by certain related parties:

(a)

Pursuant to a consulting agreement dated September 1, 2006, the Company paid Dr. Bennett monthly compensation of $5,000 until December 31, 2007, granted a gross overriding royalty of 0.5% on the Company’s two New Zealand petroleum exploration permits, PEP 38348 and 38349, and granted 200,000 options in the Company that vest over two years and are exercisable at $1.00 per share for five years from the date of grant. Beginning January 1, 2007, the monthly compensation increased to $10,000 per month. Effective December 1, 2007, the Company further amended the agreement dated September 1, 2006, to increase Dr. Bennett’s monthly consulting compensation to $15,000 per month.

(b)

On October 17, 2006, the Company participated in a private placement financing in Austral, acquiring 1,395,000 shares of Austral at a purchase price of $1.30 per share. The Company also acquired 180,300 shares of Austral at market prices averaging approximately $1.42 per share.

(c)

On August 30, 2006 the Company completed a private placement financing of 12,972,142 units of the Company as detailed above. Three directors of the Company at the time of the financing acquired a total of 91,000 of these units.

(d)	On January 17, 2007 the Company completed a private placement financing of 5,905,000 units of the Company as detailed above. One director of the Company acquired a total of 200,000 of these units.

(e)

On April 1, 2007, the Company extended for one year an agreement entered into during the 2005 fiscal, a private company wholly-owned by the Company’s President, to provide executive services to the Company. The agreement includes monthly compensation of $5,000.

(f)

Pursuant to an agreement dated November 1, 2007 the Company entered into an agreement with Mr. Guidi, who was appointed to the Board on October 17, 2007, that includes monthly compensation of $5,000 for his services as a director.

As at December 14, 2007, Mr. Loretto and Mr. Guidi were significant shareholders of Austral. Mr. Loretto personally held 524,950 common shares (1.61%) of that company. In addition, Mr. Loretto beneficially owned, through his controlling interest in the Company, 3,110,240 common shares (9.59%) of Austral. The combined total of 3,635,190 shares represents an 11.2% ownership interest of Austral on an undiluted basis, and is believed by the Company to be sufficient to allow Mr. Loretto and the Company to have significant influence over Austral. Mr. Guidi held 1,693,315 common shares (5.22%) of Austral on an undiluted basis. In addition, Dr. Bennett personally held 96,168 common shares (0.30%) of Austral and 750,000 options that have fully vested and are exercisable at $1.20 per share, which will expire on February 2, 2008.

During the 2006 fiscal year, the Company sold 7,373,589 shares of AMG for aggregate proceeds of $133,695 and as a result the Company no longer controls AMG. As at December 14, 2007, the Company owns 826,431 (3.56%) common shares of AMG. Mr. Hart, a director of the Company, is also the President, Chief Executive Officer, Secretary, Treasurer and a director of AMG.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Our audited consolidated financial statements as at and for the years ended July 31, 2007, 2006 and 2005 are included under Item 17.

Legal Proceedings

We are not a party to material legal proceedings, and to our knowledge, none are threatened or contemplated.

Dividends

The Company has not paid dividends to shareholders and no dividends will be paid in the foreseeable future. All cash derived by the Company is re-invested in the Company’s operations.

Significant Changes

The following significant changes have occurred since July 31, 2007:

(a)

The Company appointed Mr. Guidi as a director of the Company on October 17, 2007. Pursuant to an agreement dated November 1, 2007, the Company paid Mr. Guidi of the Company monthly compensation of $5,000 for his services as a director.

(b)	On December 1, 2007, the Company further amended an agreement dated September 1, 2006, with Dr. Bennett to increase Dr. Bennett’s monthly consulting compensation to $15,000 per month.

(c)

On January 1, 2008, the Company entered into an agreement to pay Mr. Cadenhead consulting compensation of CDN$240,000 for a period of one year for his various consulting and advisory services on business development matters.

(d)	On January 10, 2008, Mr. Loretto resigned as President of the Company and Mr. Johnson was subsequently appointed as President of the Company on January 10, 2008.

No other significant changes material to the business of the Company have occurred since the date of the annual financial statements.

ITEM 9.	THE OFFER AND LISTING

Market for our Common Stock

Our shares of common stock are quoted for trading on the OTCBB under the symbol “TOPLF”. The following sets forth trading prices for our shares of common stock on the OTCBB for the periods indicated. These reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.

	OTCBB
Fiscal Year	High	Low
2003	$1.52	$0.35
2004	0.90	0.10
2005	6.00	0.44
2006	3.00	0.26
2007	1.70	0.36

	OTCBB
Fiscal Quarter	High	Low
2006
First Quarter	$2.00	$1.35
Second Quarter	2.00	1.05
Third Quarter	3.00	0.26
Fourth Quarter	0.74	0.27

2007
First Quarter	0.89	0.36
Second Quarter	1.70	0.55
Third Quarter	0.90	0.51
Fourth Quarter	1.10	0.53

	OTCBB
Monthly	High	Low
July 2007	$1.10	$0.77
August 2007	0.80	0.40
September 2007	0.70	0.36
October 2007	0.70	0.52
November 2007	0.65	0.51
December 2007	0.54	0.39

Plan of Distribution

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

On January 16, 2006 the Company was continued out of the jurisdiction of the Yukon Territory and into British Columbia. It is now a company subsisting under Business Corporations Act (British Columbia), which replaced the Company Act (British Columbia) in 2004. The Company’s Notice of Articles has been filed with the British Columbia Registrar of Companies under the Business Corporations Act (British Columbia), and constitutes the primary charter document of the Company. The Company has also adopted the new Articles in the form approved by the shareholders at the annual and special meeting held on January 12, 2006, which replaced the Company’s former by-laws. See also Item 4 of this annual report under the heading “History and Development of the Company”.

Details of the Company’s Notice of Articles and Articles were disclosed in the Company’s annual report on Form 20-F for the fiscal year ended July 31, 2005, as filed with the SEC. A copy of each of the Notice of Articles and the Articles, as approved by shareholders on January 12, 2006, was attached as an exhibit to the Company’s annual report on 20-F for the fiscal year ended July 31, 2005. There have been no changes to the Notice of Articles or Articles since then.

C.	Material Contracts

On September 1, 2006, we entered into a Consulting Agreement with David Bennett, a director of the Company. Pursuant to the terms of the agreement, the Company engaged Dr. Bennett to provide consulting services in connection with the implementation of its hydrocarbon prospects acquisition and development strategy and to act as a director of the Company. In consideration for the services, the Company agreed to pay Dr. Bennett a consulting fee of $5,000 per month, such fee to be reviewed annually. In addition, the Company agreed to issue Dr. Bennett options to acquire up to 200,000 shares of our common stock at an exercise price of US$1.00 per share for a period of five years, and the ability to earn an additional 200,000 options that may be earned based on certain criteria related to the Company’s performance. The Company also granted Dr. Bennett a 0.5% gross royalty in respect of all petroleum obtained under our current exploration permits. The term of the agreement is for a period of one year commencing September 1, 2006 and included that the agreement would automatically be extended for successive one year terms unless earlier terminated. Notwithstanding the foregoing, the Company and Dr. Bennett may terminate the agreement with or without Cause (as defined in the agreement) or in the event of a Change in Control (as defined in the agreement) upon prior written notice. In the event that the agreement is terminated by the Company without Cause, by Dr. Bennett for good reason or by Dr. Bennett after a Change of Control, the Company is required to pay Dr. Bennett a lump sum amount equal to the balance of the fees payable to him for the remainder of the term.

We entered into an Addendum of the Consulting Agreement with Dr. Bennett as of October 23, 2007, which amends the term of the agreement previously entered into with him. Under the terms of the amended agreement, Dr. Bennett is entitled to remuneration for his services of $10,000 per month commencing January 1, 2007, such fee to be reviewed annually. Also, under the amended agreement, the ability to earn an additional 200,000 options referred to above was cancelled.

The Company entered into a Consulting Agreement with Dr. Bennett dated December 1, 2007 which supersedes the prior consulting agreement, as amended, entered into with him. Under the terms of this agreement, the Company engaged Dr. Bennett to provide consulting services in connection with the implementation of its hydrocarbon prospects acquisition and development strategy. In consideration for his services, we agreed to pay him a consulting fee of $15,000 per month commencing December 1, 2007, for a period of one year. Also, the previously granted 0.5% royalty to Dr. Bennett pertaining to all petroleum obtained in respect of the Company’s current permits was maintained in the agreement. The term of the agreement is for a period of one year commencing December 1, 2007, however, the term of the agreement may be extended at the Company’s option upon written notice given 30 days’ prior to the anniversary date of the agreement by the Company. The Company may terminate the agreement for any reason which constitutes Cause (as defined in the agreement) and, in that case, shall be required to pay to him amounts due to him under the agreement up to the date of termination. The Company may also terminate the agreement at any time without Cause upon written notice of termination to Dr. Bennett. Dr. Bennett may terminate the agreement for good reason upon one month’s prior written notice or within 90 days of a Change of Control (as defined in the agreement) upon one month’s prior written notice. In the event that the agreement is terminated by the Company without cause, by Dr. Bennett for good reason or by Dr. Bennett after a Change of Control the Company is required to pay Dr. Bennett a lump sum amount equal to the balance due to him under the agreement for the remainder of the term.

We entered into a Directors Compensation and Indemnity Agreement dated November 1, 2007 with Mr. Guidi, a director of the Company, pursuant to which we agreed to indemnify Mr. Guidi from and against any and all claims and actions brought at any time against him by reason that he is or was a director, officer or employee of the Company or a subsidiary and from and against any and all liabilities, losses, damages, costs and expenses or other fines and penalties which he sustains or incurs by reason that he is or was a director, officer or employee of the Company or a subsidiary. In addition, we agreed to advance expenses incurred by him in connection with a claim or action. As compensation for his services as a director, the Company agreed to pay Mr. Guidi $5,000 per month. The Board may terminate the agreement at any time for cause or reason, or without cause or reason, upon one month’s prior written notice, upon which Mr. Guidi will be entitled to payment for the performance of all services he has provided up to the termination date.

The Company entered into a Consulting Agreement dated January 1, 2008 with Drew Cadenhead pursuant to which Mr. Cadenhead agreed to perform various consulting and advisory services on business development matters for the Company. The agreement is for a term of one year from January 1, 2008, however, the agreement may be extended upon written notice 30 days prior to each anniversary date of the agreement. In consideration for his services, the Company has agreed to pay to Mr. Cadenhead $240,000 per year and Mr. Cadenhead is entitled to participate in any stock option plan that the Company adopts. Mr. Cadenhead may terminate the agreement at any time for cause or reason, or without cause or reason, upon one month’s prior written notice, and shall be entitled to such amounts due under the agreement up to the date of termination. The Company may terminate the agreement for any reason which constitutes Cause (as defined in that agreement) and shall be required to pay to Mr. Cadenhead such amounts as are due to him under the agreement up to the date of termination. The Company may terminate the engagement of Mr. Cadenhead at any time without Cause by giving him one month’s prior written notice and he shall be entitled to such amounts due under the agreement up to the anniversary date thereof.

On April 1, 2005, we entered into a Consulting Agreement with the Chief Executive Officer of the Company, Peter Loretto. Under the agreement, Mr. Loretto agreed to provide executive services for the Company for a period of one year that may be extended thereafter upon the mutual agreement of the parties by written request given by either party providing such extension request is accepted by the other party at least 7 days before the expiry of this agreement. Mr. Loretto receives a fee of $5,000 per month from the Company paid to a private company wholly-owned by Mr. Loretto, in consideration for Mr. Loretto’s services as Chief Executive Officer of the Company on a part-time basis and additionally as is necessary. Mr. Loretto may terminate the agreement at any time upon one month’s prior written notice, and shall be entitled to such amounts due under the agreement up to the date of termination. This agreement provides for the Company to provide 12 months advance notice to terminate the services of the Chief Executive Officer, other than for Cause (as defined in that agreement). The Company may terminate the agreement for any reason which constitutes Cause and shall be required to pay to Mr. Loretto such amounts as are due to him under the agreement up to the date of termination.

The foregoing summaries of the material agreements entered into by the Company is not complete and is qualified in its entirety by reference to the terms of each such agreements, copies of each of which are attached hereto or have been previously filed with the SEC.

D.	Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Company, other than withholding tax requirements. See “Taxation”.

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”).

The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares of the Company. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments.

The Investment Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures (each an “entity”). Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Act, the Investment Act prohibits implementation of the investment unless after review the Director of Investments, who is appointed by the Minster of Industry, is satisfied that the investment is likely to be of net benefit to Canada.

A non-Canadian would acquire control of the Company for the purposes of the Investment Act through acquisition of common shares if the non-Canadian acquired a majority of the common shares of the Company. Further, the acquisition of less than a majority but one third or more of the common shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of common shares.

For a direct acquisition that would result in an acquisition of control of the Company, subject to the exception for “WTO-investors” that are controlled by persons who are resident in World Trade Organization (“WTO”) member nations, a proposed investment would be reviewable where the value of the acquired assets is CAD $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company.

For a proposed indirect acquisition that would result in an acquisition of control of the Company through the acquisition of a non-Canadian parent entity, the investment would be reviewable where (a) the value of the Canadian assets acquired in the transaction is CAD $50 million or more, or (b) the value of the Canadian assets is greater than 50% of the value of all of the assets acquired in the transaction and the value of the Canadian assets is CAD $5 million or more.

In the case of a direct acquisition by or from a “WTO investor”, the threshold is significantly higher, and is adjusted for inflation each year. The 2007 threshold was CAD $281 million and for 2008 it is expected to be CAD $295 million. Other than the exception noted below, an indirect acquisition involving a WTO investor is not reviewable under the Investment Act.

The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on the following businesses that have been deemed to be sensitive: (i) the production of uranium and the ownership of an interest in a producing uranium property in Canada; (ii) the provision of any “financial service”; (iii) the provision of any “transportation service”; or (iv) a “cultural business”.

Certain transactions relating to common shares of the Company would be exempt from the Investment Act, including:

(a)	acquisition of common shares of the Company by a person in the ordinary course of that person’s business as a trader or dealer in securities,

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

E.	Taxation

Certain Canadian Federal Income Tax Information for United States Residents

The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of common shares of the Company by a holder (a) who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident in or deemed to be resident in Canada, deals at arm’s length with the Company, holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada-United States Income Tax Convention (the “Treaty”), is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Treaty. Holders who meet all such criteria in clauses (a) and (b) are referred to herein as a “U.S. Holder” or “U.S. Holders”, and this summary only addresses such U.S. Holders. The summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or otherwise.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all proposed amendments to the Tax Act and regulations publicly announced by the Minister of Finance (Canada) to the date hereof, the current provisions of the Treaty and the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law, the Treaty or administrative policy, although no assurance can be given in these respects. This summary does not take into account provincial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein. The summary also assumes that the Company will be treated as a resident of Canada for purposes of the Tax Act and the Treaty. This summary does not take into account any proposed changes to the Treaty announced in the Protocol agreed to between the Canadian and United States governments on September 21, 2007. No opinion or tax ruling has been sought or obtained in respect of any assumption made in this summary.

This summary is not exhaustive of all possible Canadian income tax consequences. It is not intended as legal or tax advice to any particular holder of common shares and should not be so construed. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdictions in which that holder is subject to taxation and, generally, according to that holder’s particular circumstances.

Each holder should consult the holder’s own tax advisor with respect to the income tax consequences applicable to the holder’s own particular circumstances.

Dividends

Dividends paid or deemed to be paid or credited by the Company to a U.S. Holder are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross dividend (or 5% in the case of corporate shareholders owning at least 10% of the Company’s voting shares).

Disposition

A U.S. Holder is subject to tax under the Tax Act in respect of a capital gain realized on the sale or other disposition of a common share only if the U.S. Holder holds the common share as “taxable Canadian property” for purposes of the Tax Act and is not entitled to relief under the Treaty.

In general, provided the common shares are listed on a prescribed exchange in Canada at the relevant time (maintaining the current TSX listing would be sufficient for this purpose), common shares will not be “taxable Canadian property” unless (i) at any time during the 60 month period ending at the time of disposition, the U.S. Holder and/or persons and entities not dealing at arm’s length with the U.S. Holder (alone or together) owned 25% or more of the issued shares of any class or series of the capital stock of the Company, or (ii) the U.S. Holder’s common shares were acquired in certain types of tax-deferred exchanges in consideration for property that was itself “taxable Canadian property”.

Furthermore, even if common shares are so held as “taxable Canadian property”, relief under the Treaty is generally available provided the value of the common shares is not derived principally from real property situated in Canada. Management of the Company believes that the value of the Company’s common shares is currently not derived principally from real property in Canada. U.S. Holders claiming Treaty relief should do so by filing a Canadian income tax return for the relevant taxation year, and should consult with their own advisors in this regard.

United States Taxation Effects

The following is a general discussion of the material U.S. Federal income tax laws for U.S. Holders (as defined below) that hold common shares in the Company as a capital asset, as defined under U.S. Federal income tax law, and is limited to discussion of U.S. Holders that own less than 10% of the common shares. This discussion does not address all potentially relevant U.S. Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of U.S. Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the U.S. Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IT IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF COMMON SHARES OF THE COMPANY AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO ANY SUCH HOLDER OR PROSPECTIVE HOLDER IS MADE. THE FOLLOWING DISCUSSION WAS NOT WRITTEN AND IS NOT INTENDED TO BE USED, AND CANNOT BE USED, BY ANY PERSON FOR THE AVOIDANCE OF ANY PENALTIES WITH RESPECT TO TAXES THAT MAY BE IMPOSED ON SUCH PERSON. ACCORDINGLY, U.S. HOLDERS AND PROSPECTIVE U.S. HOLDERS OF COMMON SHARES OF THE COMPANY SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF COMMON SHARES OF THE COMPANY.

U.S. Holders

As used herein, a “U.S. Holder” is a holder of common shares of the Company who or which is: (a) a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for U.S. Federal income tax purposes; (b) a corporation, or other entity treated as a corporation for U.S. Federal income tax purposes, created or organized in the United States, including only the States and District of Columbia, or under the law of the United States or any State or Territory or any political subdivision thereof; (c) an estate, the income of which is includable in its gross income for U.S. Federal income tax purposes without regard to its source; or (d) a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust; or the trust was in existence on August 20, 1996, and has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. If a partnership, including any entity that is treated as a partnership for U.S. Federal income tax purposes, holds common shares of the Company, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of U.S. Federal income tax law, such as (by way of example only) tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, holders who acquired their stock through the exercise of employee stock options or otherwise as compensation, taxpayers who have elected mark-to-market accounting, taxpayers who hold common shares as a position in a “straddle,” or as part of a “synthetic security” or hedge,” “conversion transaction” or other integrated investment, and U.S. Holders whose functional currency is not the U.S. dollar.

Distributions on Common Shares of the Company

Subject to the “Passive Foreign Investment Company” discussion below, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for U.S. Federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian or other foreign income tax withheld from such distributions. Such Canadian or other foreign tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s U.S. Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s U.S. Federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below).

Dividends distributed by the Company (if any) to a non-corporate U.S. Holder may be eligible for the 15% maximum U.S. Federal income tax rate that applies to dividends received by individuals from certain foreign corporations prior to January 1, 2011. To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

Dividends paid on the common shares of the Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain U.S. corporations. A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a dividends received deduction for the U.S. source portion of dividends received from a “qualified 10-percent owned foreign corporation” (other than a passive foreign investment company) if such U.S. Holder owns shares representing at least 10% of the voting power and value of such corporation. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Information Reporting and Backup Withholding

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the United States through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed IRS Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. Federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder’s U.S. Federal income tax liability that the U.S. Holder’s foreign source income bears to his, her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and U.S. sources. Complex rules govern this classification process. This limitation is calculated separately with respect to “passive income” and “general category income,” i.e., income that is other than “passive income.” The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders and prospective U.S. Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

Subject to the “Passive Foreign Investment Company” discussion below, a U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of common shares of the Company equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder’s adjusted tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder. Any capital gain or loss will be a long-term gain if the U.S. Holder’s holding period for the Company’s common shares is more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. A non-corporate U.S. Holder may deduct capital losses not offset by capital gains against such Holder’s ordinary income up to a maximum annual amount of $3,000 ($1,500 for married taxpayers filing separately), and any unused portion of such net capital loss may be carried over to be used indefinitely in later tax years until such net capital loss is thereby exhausted. A corporate U.S. Holder (other than corporations subject to Subchapter S of the Code), may deduct capital losses only to the extent of its capital gains, and any unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company (“PFIC”) is subject to special U.S. Federal income tax rules set forth in Sections 1291 to 1298 of the Code.

Section 1297 of the Code defines a PFIC as a foreign (non-U.S.) corporation, if for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes but is not limited to interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is not publicly traded and either is a controlled foreign corporation (“CFC”) or makes an election, adjusted tax basis) of its assets that produce or are held for the production of “passive income” is 50% or more. For purposes of applying the foregoing tests, the assets and gross income of any corporation in which the PFIC is considered to own 25% or more of the shares (by value) will be proportionately attributed to the PFIC. The Company believes that it is presently a PFIC.

As a PFIC, each U.S. Holder’s income or gain with respect to a disposition or deemed disposition of the Company’s shares, or an “excess distribution” (as defined below) payable on such shares, generally will be subject to tax at the highest marginal rates applicable to ordinary income and certain interest charges discussed below, unless the U.S. Holder has timely made a “Qualified Electing Fund” election or a “mark-to-market” election for those shares.

A U.S. Holder who elects in a timely manner to treat the Company as a Qualified Electing Fund (“QEF”), as defined in the Code (an “Electing U.S. Holder”), will be subject, under Section 1293 of the Code, to current U.S. Federal income tax for any taxable year in which the Company qualifies as a PFIC on the Election U.S. Holder’s pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income , in each case, for the U.S. Holder’s taxable year in which the Company taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder’s tax basis in the common shares will be increased by the amount that is included in income but not distributed.

A QEF election allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on the Electing U.S. Holder’s share of the Company’s net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as nondeductible “personal interest.”

The procedure a U.S. Holder must comply with in making a timely QEF election depends on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year (i.e., the QEF is a “Pedigreed QEF”), then the U.S. Holder may make the QEF election by filing the appropriate documents with the U.S. Holder’s U.S. Federal income tax return for such first year by the due date of such tax return. If the Company is a Pedigreed QEF with respect to a U.S. Holder and it no longer qualifies as a PFIC in a subsequent year, normal Code rules, and not the PFIC rules, apply. If, however, the Company qualified as a PFIC in a prior year in the U.S. Holder’s holding period, then in addition to filing a QEF election, the U.S. Holder may also elect to recognize as an “excess distribution” (i) under the rules of Section 1291 of the Code (discussed below), any gain that he would otherwise have recognized if the U.S. Holder had sold his stock on the first day of the PFIC’s first taxable year as a QEF (“deemed sale election”), or (ii) if the Company is a CFC, the Holder’s pro rata share of the corporation’s post-1986 earnings and profits as of the first day of the PFIC’s first taxable year as a QEF (“deemed dividend election”). If the U.S. holder does not make such an election, the PFIC is an “Unpedigreed QEF.”

If a U.S. Holder has not made a QEF Election at any time (a “nonqualified fund”), or if the PFIC is an Unpedigreed QEF (either, a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain “excess distributions,” as specifically defined, by the Company. A Non-electing U.S. Holder generally is required to pro rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder’s holding period and beginning after January 1, 1987, for which it was a PFIC) would be taxed at the highest marginal tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest,” which, as discussed above, is not deductible. The balance of the gain or the excess distribution is treated as ordinary income in the year of the disposition or distribution, and no interest charge is incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares, then the Company will continue to be treated as a PFIC with respect to such common shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Proposed Treasury Regulations have been issued under Section 1291(f) of the Code, which would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

Certain special, generally adverse, rules will apply with respect to the common shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

Mark-to-Market Election for PFIC Stock

A U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current income inclusion for persons that are Non-electing U.S. Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the U.S. Holder’s adjusted basis in the stock is included in the U.S. Holder’s income. The U.S. Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the U.S. Holder included in income in prior tax years, or so called “unreversed inclusions.”

For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section 11A of the Exchange Act, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A U.S. Holder’s adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. Holder. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election, and gain on the sale of PFIC stock with respect to which an election is made, is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a CFC, the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includable in the CFC’s income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income. A CFC is a foreign corporation in which more than 50% of the voting power of all classes of stock or the total value of the stock is owned, directly or indirectly, by U.S. persons, each of whom own 10% or more of the total combined voting power.

The rules of Section 1291 of the Code applicable to nonqualified funds generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If a mark-to-market election was in effect for any prior tax year and the stock ceases to be eligible for a mark-to-market election, the U.S. Holder’s holding period for the PFIC stock is treated as beginning immediately after the last tax year of such election. If a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer’s holding period for such stock, a coordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed Treasury Regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Company are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Company.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Documents concerning the Company which are referred to in this annual report may be inspected in the head office of the Company at 999 Canada Place, World Trade Centre, Suite 404, Vancouver, British Columbia, V6C 3E2 or at the registered office of the Company at Suite 1500-1055 West Georgia Street, Vancouver B.C., Canada. Copies of the Company’s continuous disclosure documents may also be viewed at www.sedar.com and on the SEC website at www.sec.gov.

I.	Subsidiary information

As of January 29, 2008 the Company has three wholly-owned subsidiaries:

1.	DLJ, organized pursuant to the laws of Canada;
2.	Orient Petroleum (NZ) Limited, organized pursuant to the laws of New Zealand; and
3.	Orient Petroleum (PNG) Limited, organized pursuant to the laws of Papua New Guinea.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are currently not subject to any material market risks.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Exchange Act, the Company carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of July 31, 2007, the latest completed fiscal year. This evaluation was carried out under the supervision and with the participation of the Company’s Chief Executive Officer, Peter Loretto, and the Company’s Chief Financial Officer, Barry MacNeil. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting management to material information relating to the Company required to be included in the Company’s periodic SEC filings.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company’s reports that are filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the Company’s most recently completed fiscal year ended July 31, 2007, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1)	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

ITEM 16.	AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANTS FEES

A.	Audit Committee Financial Expert

The Company has an audit committee comprised of Peter Loretto, David Bennett and Michael Hart. Our Board has determined that Mr. Loretto is an “audit committee financial expert” and is not “independent” as defined in the listing standards of the American Stock Exchange.

B.	Code of Ethics

We have adopted a code of ethics that applies to the Chief Executive Officer and the Chief Financial Officer, as well as to all other employees. A copy of our code of ethics is may be requested, free of charge, from the head office of the Company at 999 Canada Place, World Trade Centre, Suite 404, Vancouver, British Columbia, V6C 3E2, Attention: Investor Relations. In addition, the Code of Ethics has been filed as an exhibit to our Annual Report on Form 20-K filed with the SEC on January 31, 2005.

C.	Principal Accountant Fees and Services

Principal Accountant Service	For the fiscal year ended July 31, 2007 (CDN$)	For the fiscal year ended July 31, 2006 (CDN$)
Audit Fees (1)	$14,500	$12,000
Audit Related Fees (2)	-	-
Tax Fees (3)	$1,400	$1,500
All Other Fees (4)	-	-

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements and include both the fees of the Company’s principal auditor, De Visser Gray LLP. Audit fees also include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.

The nature of the services provided by De Visser Gray LLP under each of the categories indicated in the table is described below.

Pre-Approval Policies and Procedures

The Company’s Audit Committee must approve all audit and non-audit related fees. The Audit Committee has pre-approved specifically identified non-audit related services, including tax compliance, review of tax returns, documentation of processes and controls as submitted to the Audited Committee from time to time. The Auditors also present the estimate for the annual audit related services to the committee for approval prior to undertaking the annual audit of the financial statements.

D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The audited annual consolidated financial statements of the Company for the fiscal years ended July 31, 2007, 2006 and 2005 are included in this annual report.

The financial statements and Report of the independent Auditors are filed as part of the Company’s Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

D E V I S S E R G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Trans-Orient Petroleum Ltd.

We have audited the consolidated balance sheets of Trans-Orient Petroleum Ltd. as at July 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended July 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards (“GAAS”) in Canada and the standards of the Public Company Accounting Oversight Board (“PCAOB”) (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three year period ended July 31, 2007 in accordance with generally accepted accounting principles in Canada.

“De Visser Gray LLP”
CHARTERED ACCOUNTANTS

Vancouver, British Columbia, Canada
November 7, 2007

40

Consolidated Balance Sheets
(Expressed in United States Dollars)

As at July 31,	2007	2006
Assets
Current
Cash and cash equivalents	$8,499,720	$451,969
Accounts receivable	44,098	27,809
Prepaid expenses	7,600	4,971
	8,551,418	484,749
Restricted cash (Note 8)	59,828	42,174
Investments (Note 3)	3,514,572	2,304,811
Property and equipment (Note 4)	292,618	83,887
Total Assets	$12,418,436	$2,915,621
Liabilities
Current
Accounts payable and accrued liabilities	$65,808	$12,406
Total Liabilities	65,808	12,406
Shareholders’ Equity
Share capital (Note 7)	23,655,325	13,175,075
Contributed surplus (Note 7)	63,973	-
Deficit	(11,366,670)	(10,271,860)
Total Shareholders’ Equity	12,352,628	2,903,215
Total Liabilities and Shareholders’ Equity	$12,418,436	$2,915,621

Continuance of Operations (Note 1)

Approved on behalf of the Board of Directors:

/s/ Peter Loretto	/s/ Barry MacNeil
Director	Director

See accompanying notes to the consolidated financial statements

41

Consolidated Statements of Operations and Deficit
(Expressed in United States Dollars)

For the years ended July 31,	2007	2006	2005
Expenses
General and administrative (Schedule)	$557,980	$305,173	$168,957
Foreign exchange	5,400	(1,987)	(67,560)
Amortization	5,144	5,564	4,360
Loss before other items	(568,524)	(308,750)	(105,757)
Other Items:
Interest income	292,289	13,848	1,896
Gain on sale of investments (Note 3)	1,580	774,664	1,214,319
Loss on sale of common stock held by subsidiary	-	-	(8,685)
Recovery of loan receivable previously written-off (Note 6)	102,842	32,324	29,004
Stock option compensation	(63,973)	-	-
Write-down of investments	(859,024)	(136,262)	-
Write-off of oil and gas interest (Note 3)	-	-	(1)
(Loss) income from operations	(1,094,810)	375,824	1,130,776
Non-controlling interest’s portion of AMG’s loss	-	5,782	11,470
Net (loss) income for the year	(1,094,810)	381,606	1,142,246
Deficit – Beginning of year	(10,271,860)	(10,653,466)	(11,795,712)
Deficit – End of year	$(11,366,670)	$(10,271,860)	$(10,653,466)
(Loss) income per share - basic	($ 0.03)	$0.02	$0.06
- diluted	-	$0.02	$0.06
Weighted-average number of common shares outstanding	32,645,125	17,618,083	17,618,083

See accompanying notes to the consolidated financial statements

42

Consolidated Schedules of General and Administrative Expenses
(Expressed in United States Dollars)

For the years ended July 31,	2007	2006	2005

General and Administrative Expenses

Accounting and audit	$19,531	$18,773	$13,935
Consulting fees	32,030	11,852	-
Corporate relations and development	131,663	25,210	-
Directors fees	60,204	58,054	20,509
Filing and transfer agency fees	24,948	24,976	20,630
Legal	24,913	31,110	12,387
Office, rent and miscellaneous	76,951	50,824	41,401
Printing	8,003	12,415	5,913
Sproule report	58,807	-	-
Travel, promotion and accommodation	71,752	31,147	22,115
Wages and benefits	49,178	40,812	32,067

	$557,980	$305,173	$168,957

See accompanying notes to the consolidated financial statements

43

Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

For the years ended July 31,	2007	2006	2005

Net increase of cash related to the following:

Operating Activities
Net (loss) income for the year	$(1,094,810)	$381,606	$1,142,246
Items not affecting cash:
Amortization	5,144	5,564	4,360
Gain on sale of investment	(1,580)	(778,423)	(1,218,319)
Loss on sale of investment	-	3,759	4,000
Loss on sale of common stock held by subsidiary	-	-	8,685
Non-controlling interest	-	(5,782)	(11,470)
Stock option compensation	63,973	-	-
Write-down of investment	859,024	136,261	-
Write-off of oil and gas interest	-	1	1
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	53,402	12,331	518
Accounts receivable	(16,289)	(16,994)	(2,488)
Prepaid expenses	(2,629)	(4,971)	2,698
Net cash used for operating activities	(133,765)	(266,648)	(69,769)

Financing Activities
Restricted cash	(17,654)	(6,005)	(5,030)
Common stock issued for cash	10,480,250	-	-
Net cash provided by (used for) financing activities	10,462,596	(6,005)	(5,030)

Investing Activities
Proceeds from sales of investments	3,980	1,349,517	2,222,479
Proceeds from sale of common stock held by subsidiary	-	-	3,308
Purchases of investments	(2,071,185)	(800,000)	(2,029,393)
Purchases of property and equipment	(213,875)	(4,135)	-
Net cash provided by (used for) investing activities	(2,281,080)	545,382	196,394

Cash of AMG Oil upon deconsolidation	-	(11,377)	-

Net increase in cash	8,047,751	261,352	121,595
Cash - Beginning of year	451,969	190,617	69,022
Cash - End of year	$8,499,720	$451,969	$190,617

See accompanying notes to the consolidated financial statements

44

Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

For the Years Ended July 31, 2007 and 2006

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

Trans-Orient Petroleum Ltd. (the “Company”) is incorporated under the Business Corporations Act (British Columbia) and the Company’s operating strategy is now focused on its 100% interests in two lightly explored permits (PEP 38348 and PEP 38349) that consist of 2,163,902 net acres of land located in New Zealand’s East Coast Basin.

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

These consolidated financial statements include the accounts of the Company, and its wholly-owned subsidiaries, Orient Petroleum (NZ) Limited, Orient Petroleum (PNG) Limited and DLJ Management Corp. The Company consolidates its financial statements with those of its subsidiaries in which it has a controlling interest. Should restrictions be placed on any foreign subsidiary that prevents the Company from exercising effective control, the Company’s investment in that subsidiary shall be accounted for using the cost basis. All significant inter-company balances and transactions have been eliminated.

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

The Company’s investments are recorded at cost and are considered to be non-current as the Company intends to hold them for a period of greater than one year. The aggregate carrying cost is adjusted to fair value, where determinable, only if there is an other-than-temporary decline in value. Refer to note 3.

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

The Company follows the full cost method of accounting for oil and gas properties whereby all costs relating to the acquisition, exploration, and development of oil and gas properties and equipment are capitalized and accumulated in cost centres by country. Such costs include lease acquisition costs, geological and geophysical expenditures, lease rentals, seismic and costs of drilling productive and non-productive wells, together with overhead expenses related to acquisition, exploration and development activities. The costs in cost centres from which there has been no commercial production are not subject to depletion until commercial production commences. Depletion is calculated using costs of acquisition, exploration and development using the unit-of production method. An assessment is performed at every reporting date to determine whether the aggregate net costs in each pre-development stage cost centre are recoverable. Costs which are unlikely to be recovered are written-off. Oil and gas properties for which there has been commercial production, are subject to a ceiling test in each reporting period to determine that the costs are recoverable and do not exceed the fair value of the properties. The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties exceed the carrying values of the oil and gas properties. If the carrying value of the oil and gas properties is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds an estimated fair value. The fair value estimate is normally based on the sum of the discounted cash flows expected from production of proved and probable reserves and the lower of cost and market of unproved properties. The cash flows are estimated using forecast product prices and costs are discounted using a risk-free interest rate.

Furniture, office and computer equipment is recorded at cost less accumulated amortization. Amortization is provided for over its estimated useful life on a declining-balance basis at rates between 20% and 30%.

h)	Basic and diluted net income (loss) per common share

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

k)	Asset Retirement Obligations

Effective July 31, 2003, the Company has adopted retroactively the Canadian Institute of Chartered Accountants’ new standard on Asset Retirement Obligations. The Company recognizes the fair value of an Asset Retirement Obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value is determined through a review of engineering studies, industry guidelines and managements estimate on a site-by-site basis. The fair value of the ARO is recorded as a liability, with a corresponding increase in the amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proven reserves. The liability amount of accretion is expensed in the period. Actual costs incurred upon the settlement of the ARO are charged against the liability. At July 31, 2007 the Company does not have any asset retirement obligations.

l)	Comparative figures

Certain of the prior years’ figures have been reclassified to conform with the current years’ financial statement presentation.

m)	Cash and Cash Equivalents

Cash and cash equivalents include term investments with maturities of one year or less, together with accrued interest thereon, which are readily convertible to known amounts of cash.

n)	Stock-based Compensation

All stock option based grants are measured and recognized in the consolidated financial statements using a fair value based method. Fair value is measured using the Black-Scholes option-pricing model and the compensation cost is amortized over the vesting period. The Company measures compensation expense if the options are changed or modified. Consideration received upon the exercise of stock options together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as share capital.

NOTE 3 - INVESTMENTS

At July 31, 2007, the Company’s ownership interests in investments are accounted for under the cost method of accounting as follows:

		July 31,	July 31,
	Number of	2007	2007
	Common	Carrying	Fair	Percentage of
	Shares Held	Value	Value	Ownership/

AMG Oil Ltd.	826,431	$1	$429,744	3.56%
Austral Pacific Energy Ltd.	3,110,240	3,514,571	4,167,722	10.18%

		$3,514,572	$4,597,466

At July 31, 2006, the Company’s ownership interests in investments are accounted for under the cost method of accounting as follows:

		July 31,	July 31,
	Number of	2006	2006
	Common	Carrying	Fair	Percentage of
	Shares Held	Value	Value	Ownership/
AMG Oil Ltd.	826,431	$1	$388,423	3.66%
Austral Pacific Energy Ltd.	1,534,940	2,302,410	2,302,410	6.75%
Gondwana Energy, Ltd.	3,999	2,400	2,400	0.02%
		$2,304,811	$2,693,233

Pending change in accounting policy for Financial Instruments:

Pursuant to new Canadian accounting standards that will be adopted in the Company’s 2008 fiscal year, the Company will have to designate each of its financial instruments held in certain categories, with the implication to these financial statements that its investments held will be carried at their current market values. This change is expected to bring the Company’s accounting treatment for investments into congruence with the U.S. GAAP treatment disclosed at Note 11 (a).

During the 2007 fiscal year the Company:

a)

Participated in a private placement financing with Austral Pacific Energy Ltd. (“Austral Pacific”), acquiring 1,395,000 shares of Austral Pacific at a price of US$1.30 per share. The Company also acquired 180,300 shares of Austral Pacific in the market at prices averaging approximately $1.42. As a result of these acquisitions the Company owns 3,110,240 shares of Austral Pacific (a 10.18% interest) at July 31, 2007.

b)	Wrote-down its investment in Austral Pacific by $859,024 based on a decline in the market value of the shares of Austral Pacific during the third quarter of the 2007 fiscal year.

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

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment are comprised as follows:

					Net Book
	Working	Net Book	Additions	Depreciation/	Value at
	Interest	Value at	During the	Write-offs	July 31,
	%	July 31, 2006	Period	During The Period	2007
Oil and Gas Properties
Unproved
New Zealand:
PEP 38348	100	$-	$67,792	$-	$67,792
PEP 38349	100	-	136,389	-	136,389
		-	204,181	-	204,181
Other:
Apartment and office
equipment		83,887	9,694	(5,144)	88,437
		$83,887	$213,875	$(5,144)	$292,618

On November 8, 2006, the Company was awarded 100% interests in two onshore petroleum exploration permits, PEP 38348 and 38349, located in the East Coast Basin of New Zealand totalling 2,163,902 acres.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to non-arms length parties for the same services.

Consulting Agreement

On August 23, 2006, the Company appointed David Bennett, Ph.D., as a Director and subsequently appointed Dr. Bennett to the audit committee. On September 1, 2006 the Company entered into a consulting agreement with Dr. Bennett for one year with monthly compensation of $5,000 and granted a gross overriding royalty of 0.5% on PEP 38348 and 38349. In addition, under the terms set forth in the consulting agreement, Dr. Bennett was granted 200,000 options that vest over two years and are exercisable at a price of $1.00 for a period of five years from the date of the grant. Beginning January 1, 2007, Dr. Bennett’s compensation increased to $10,000 per month.

On April 1, 2007, the Company extended for one year the Consulting Agreement entered into during the 2005 fiscal year with a private company wholly-owned by the Company’s President to provide executive services to the Company. The agreement includes monthly compensation of $5,000.

NOTE 6 – LOAN RECEIVABLE

Subsequent to a write-off, in the 2001 fiscal year, of a loan of $517,115 made to Verida Internet Corp. (“Verida”), the Company negotiated a loan repayment schedule with Verida allowing the Company to receive monthly payments of approximately CAD$15,170. This repayment schedule was revised with an effective date of April 1, 2003 whereby the Company was entitled to receive CAD$3,000 per month including annual interest of 12%, over a period of five years unless paid in full including principal and accrued interest, prior to April 1, 2008.

During the 2007 fiscal year, the Company received CAD$115,800 (July 31, 2006 - $32,324) that included a final lump sum payment of CAD$109,800, relating to the remaining principal and interest owed to the Company under the loan agreement.

NOTE 7 - SHARE CAPITAL

a)	Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number		Contributed
Issued and fully paid:	of Shares	Amount	Surplus

Balance at July 31, 2005	2,516,869	$13,175,075	$-
Share Split (1:7)	15,101,214	-	-
Balance at July 31, 2006	17,618,083	$13,175,075	$-
Private Placement	12,972,142	4,540,250	-
Private Placement	5,905,000	5,905,000	-
Warrants exercised	50,000	35,000	-
Stock based compensation	-	-	63,973
Balance at July 31, 2007	36,545,225	$23,655,325	$63,973

On January 17, 2007, the Company completed a private placement financing for 5,905,000 units of the Company at a purchase price of $1.00 per unit, for proceeds of $5,905,000. Each unit consists of one common share and a half share purchase warrant, with each full warrant entitling the holder to purchase an additional common share of the Company at a price of $1.35 for a period of eighteen months. At the Company’s option, and after the applicable resale restricted period has expired, the warrants’ expiry date can be accelerated on 30 days notice, should the Company’s shares trade at or higher than $1.75 for ten consecutive trading days.

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

At July 31, 2007, the following share purchase warrants are outstanding:

Number	Price	Expiry
of Shares	per Share	Date
12,922,142	US$0.70	August 29, 2008
2,952,500	US$1.35	July 18, 2008
15,874,642

At July 31, 2007, the following stock options are outstanding:

Number	Price	Expiry
of Shares	per Share	Date
200,000	US$1.00	September 1, 2011
200,000	US$0.70	November 1, 2011
400,000

During the year ended July 31, 2007, the Company calcualted stock option compensation in connection with options granted by applying the Black-Scholes option pricing model using the closing market prices on the grant dates, a volatility ratio of 40% and the risk free interest rate of 7% to calculate aggregate option compensation at the date of grant of $108,580. Option compensation is recognized as options vest, with $63,973 so expensed in the 2007 fiscal year.

Refer to Note 5

NOTE 8 – RESTRICTED CASH

The Company is required, in accordance with the Company’s credit card agreements, to provide security against the credit facility in the form of cash and cash equivalents. As at July 31, 2007, this security amounted to $59,828 (2006: $42,174).

NOTE 9 - COMMITMENTS AND CONTINGENCIES

The Company participates in oil and gas exploration operations and is committed under agreements to complete certain exploration programs in order to maintain its interests. The Company’s management estimates that the total commitments for fiscal 2008 relating to permits held at July 31, 2007 are as follows:

		Work Commitment or
		Obligation
Oil and Gas Property	Working Interest %	to July 31, 2008
PEP 38348	100	$480,000
PEP 38349	100	675,000
Total		$1,155,000

NOTE 10 - INCOME TAXES

A reconciliation of income taxes at statutory rates as follows:

	2007	2006

Net income (loss) for the year	$(1,094,810)	$381,606

Expected income tax expense (recovery)	(373,237)	129,691
Net adjustment for amortization, deductible and non-deductible amounts
	322,053	(456,089)
Valuation allowance	51,184	326,398
Total income taxes	$-	$-

The significant components of the Company’s future income tax assets are as follows:

	2007	2006
Future income tax assets:
Net resource property carrying amounts (in excess) of tax pools	$1,065,235	$1,080,145
Property and equipment tax pool in excess of carrying value	43,252	48,990
Non-capital loss carryforwards	1,206,755	881,250
	2,315,242	2,010,385
Valuation allowance	(2,315,242)	(2,010,385)
Net future tax assets	$-	$-

The Company has non-capital losses of approximately CDN$3.5 million (2006 - CDN$2.4 million), which are available to reduce future taxable income in Canada and which expire between 2007 and 2027. Subject to certain restrictions the Company also has resource expenditures of approximately CDN$3.6 million (2005 - $3.6 million) available to reduce taxable income in future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance as noted above.

NOTE 11 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”) except for the following differences:

CONSOLIDATED BALANCE SHEETS

a)	Investments

Under Canadian GAAP, the Company’s investments accounted for under the cost method of accounting are valued at the lower of cost or market value. Under U.S. GAAP, such investments are classified as available-for-sale securities and reported at market value, with unrealized gains and losses included as a component of comprehensive income.

	July 31,	July 31,
	2007	2006
Investments under Canadian GAAP	$3,514,572	$2,304,811
Adjustment required under U.S. GAAP	694,472	(1,655,693)
Cumulative historical adjustments to date	388,422	2,044,115
Investments under U.S. GAAP	$4,597,466	$2,693,233

Total assets under U.S. GAAP as at July 31, 2007 and 2006 are $13,551,819 and $3,304,043, respectively.

b)	Stockholders’ Equity

	i)	Common Stock

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

In accordance with the mandatory disclosure standard, the following are the pro-forma figures for common stock had the Company used, from inception, a fair value-based method of accounting for stock based compensation as described in SFAS 123:

	July 31,	July 31,
	2007	2006
Common stock under Canadian GAAP	$23,655,325	$13,175,075
Cumulative historical pro-forma adjustments to date	833,611	833,611
Common stock under U.S. GAAP applying SFAS 123	$24,488,936	$14,008,686

There has been no difference to the Company’s net loss or loss per share as reported under Canadian GAAP when the fair value based method of accounting defined in SFAS 123 had been applied, on a pro-forma basis, to the 2007, 2006 or 2005 fiscal years.

ii)	Accumulated Deficit

The effects of Note 11(a) and (c) (i) on accumulated deficit are as follows:

	July 31,	July 31,
	2007	2006

Deficit under Canadian GAAP	$(11,366,670)	$(10,271,860)
Cumulative historical adjustments to date	(833,611)	(833,611)

Accumulated deficit under U.S. GAAP	$(12,200,281)	$(11,105,471)

iii)	Accumulated Other Comprehensive Income

The effects of Note 11(b) on accumulated other comprehensive income are as follows:

	July 31,	July 31,
	2007	2006
Accumulated other comprehensive
income under Canadian GAAP	$-	$-
Unrealized gain on investments	694,472	(1,655,693)
Cumulative historical adjustments to date	388,422	2,044,115
Accumulated other comprehensive income
under U.S. GAAP	$1,082,894	$388,422

As a result of these adjustments under U.S. GAAP, total stockholders’ equity as at July 31, 2007 and 2006 are $13,579,318 and $3,332,959, respectively.

c)	Net Income and Comprehensive Income (Loss) for the Year

The following are the effects of Notes 11(a) and (b) on net income and comprehensive income (loss) for the 2007, 2006 and 2005 fiscal years:

	2007	2006	2005
Net income (loss) for the year under Canadian
GAAP	$(1,094,810)	$381,606	$1,142,246
Other comprehensive income (loss):
Unrealized gain on investment	694,472	(1,655,693)	1,140,541
Comprehensive income (loss) for the year under U.S. GAAP	$(400,338)	$(1,274,087)	$2,282,787

ITEM 19.	EXHIBITS

Exhibit Reference	Exhibition Description
1.1	Certificate of Continuance (4)
1.2	Notice of Articles (4)
1.3	Articles (4)
4.3	Consulting Agreement between the Company and PCL dated April 1, 2005. (4)
4.6	Consulting Agreement between the Company and David Bennett dated September 1, 2006. (1)
4.7	Addendum of the Consulting Agreement between the Company and David Bennett dated October 23, 2007. (1)
4.8	Director’s Compensation and Indemnity Agreement between the Company and Alex Guidi dated November 1, 2007. (1)
4.9	Consulting Agreement between the Company and David Bennett dated December 1, 2007. (1)
4.10	Consulting Agreement between the Company and Drew Cadenhead dated January 1, 2008. (1)
8.0	List of Wholly-Owned Subsidiaries of Company (1)
11.1	Code of Ethics (3)
15.1	Audit Committee Charter (4)
15.2	Auditor’s report for the fiscal years 2003 and 2002 (2)
15.3	Change of auditor papers (3)
31.1	Section 302(a) Certification of CEO (1)
31.2	Section 302(a) Certification of CFO (1)
32.1	Section 906 Certifications of CEO and CFO (1)

(1)	Filed herewith.
(2)	Herein incorporated by reference as previously included in our Form 20-F filed January 30, 2004.
(3)	Herein incorporated by reference as previously included in our Form 20-F filed January 31, 2005.
(4)	Herein incorporated by reference as previously included in our Form 20-F filed January 31, 2006.
(5)	Herein incorporated by reference as previously included in our Form 20-F filed January 26, 2007.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F at July 31, 2007 and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 29, 2008

TRANS-ORIENT PETROLEUM LTD.

By:	/s/ Barry MacNeil
Barry MacNeil, Secretary, CFO and Director