Form 20-F
period 2008-07-31
Trans-Orient Petroleum Ltd.
filed 2008-10-31
CIK 1007023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2008

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

Number of outstanding common shares of Trans-Orient’s capital stock as on July 31, 2008.

36,595,225 Common Shares Without Par Value

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

Yes  [X]                     No [   ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or non-
accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b 2 of the
Exchange Act.

[   ] Large Accelerated Filer         [   ]  Accelerated Filer             [X]  Non Accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [X]
by the International Accounting Standards Board [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [X]                Item 18 [   ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in
Rule 12b 2 of the Exchange Act):

Yes  [   ]                     No [X]

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 20-F (“Annual Report”) constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements are not guarantees of our future operational or financial performance and are subject to risks and uncertainties. When used in this Annual Report, the words “may”, “will”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential” or “continue” and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this Annual Report. These statements are subject to risks and uncertainties that could cause results to differ materially from those contemplated in such forward-looking statements. We disclaim any obligation to publicly update these statements, or disclose any difference between our actual results and those reflected in these statements.

In evaluating these statements, you should consider various factors, including the risks and uncertainties outlined below under the subheading “Risk Factors” in Item 3, and, from time to time, in other reports we file with the Securities and Exchange Commission (the “SEC”).

Actual operational and financial results may differ materially from our expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, risks associated with operations, permit tenure, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, investments, uncertainties as to the availability and cost of financing, risks in conducting foreign operations, potential delays or changes in plans with respect to exploration or capital expenditures.

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

Hydrocarbon is the general term for oil, gas, condensate and other petroleum products.

Joint Venture refers to a standard form of participation in petroleum exploration, through unincorporated joint arrangements between a number of industry participants, with one party or a management committee comprised of some or all of the parties operating the permit (i.e. managing the operations) on behalf of all the participants.

MED refers to the Ministry of Economic Development in New Zealand.

OTCBB is the Over-the-Counter Bulletin Board, which is a regulated electronic trading service offered by the Nasdaq Stock Market, and is an electronic trading service on which the Company’s common shares are traded.

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

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.        KEY INFORMATION

A.               Selected financial data

The selected historical financial information presented in the table below for each of the fiscal years ended July 31, 2008, 2007, 2006, 2005 and 2004 is derived from the audited consolidated financial statements of the Company. The audited consolidated financial statements of the Company for the fiscal years ended July 31, 2008, 2007 and 2006 are included in this filing. The audited consolidated financial statements of the Company for the fiscal years ended July 31, 2005 and 2004 are included in previous filings. The selected financial information presented below should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto, and with the information appearing under the headings, “Information on the Company” and “Operating and Financial Review and Prospects”.

Our audited consolidated financial statements have been prepared under Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) in U.S. dollars. Additional information is presented to show the differences which would result from the application of United States Generally Accepted Accounting Principles (“US GAAP”) to the Company’s financial information. Refer to note 14 of the audited consolidated financial statements included herein for a discussion of the material differences between Canadian GAAP and US GAAP and their effect on the Company’s financial position and results of operations.

We are an independent exploration stage company. During the 2007 fiscal year, we acquired two onshore petroleum exploration permits from the Government of New Zealand and are in the beginning stages of exploring the related properties pursuant to work programs required by the Government of New Zealand targeting both conventional and unconventional formations. Our business plan is focussed on conventional and unconventional oil and gas prospects located in the East Coast Basin of New Zealand. While the Company’s short and long term goals to aggressively explore both the conventional and unconventional opportunities in New Zealand remain unchanged at this stage, the Company’s capital program is flexible and can be modified at any time to address prevailing economic conditions. The Company will remain focused on achieving the stated objectives, but will also be prudent and proactive to maintain a strong balance sheet and carefully manage the capital requirements. None of our properties are known to contain any oil and gas resources or reserves. We have not generated any revenues from our current oil and gas operations or in our previous years of exploration in New Zealand and Papua New Guinea. In addition to our direct exploration activities that we have conducted, we have been indirectly involved in oil and gas exploration, development and production activities through our corporate investments. Accordingly, the financial information presented below may not be comparable from period to period.

Under Canadian GAAP (in US$)

	Year Ended July 31
	2008	2007	2006	2005	2004
	$	$	$	$	$
Balance Sheet Data
Cash and Cash Equivalents	6,171,793	8,499,720	451,969	190,053	69,887
Working Capital	6,147,816	8,485,610	472,343	231,066	105,169
Total Assets	9,001,098	12,418,436	2,915,621	2,541,989	1,398,702
Total Liabilities	107,723	65,808	12,406	6,535	6,017
Total Stockholders Equity	8,893,375	12,352,628	2,903,215	2,521,609	1,367,370

Operating Data
Revenues	Nil	Nil	Nil	Nil	Nil
Expenses	(1,251,435)	(1,094,810)	375,824	1,130,776	426,563
Other Items
Income (Loss) from
Operations	(1,251,435)	(1,094,810)	375,824	1,130,776	426,563
Net Income (Loss)	(1,251,435)	(1,094,810)	381,606	1,142,246	458,829
Net Income (Loss) per
Share
- Basic	(0.03)	(0.03)	0.02	0.06	0.03
- Diluted	-	-	0.02	0.06	0.02

Under US GAAP (in US$)

	Year Ended July 31
	2008	2007	2006	2005	2004
	$	$	$	$	$
Balance Sheet Data
Cash and Cash Equivalents	6,171,793	8,499,720	451,969	190,053	69,887
Working Capital	6,147,816	8,485,610	472,343	231,066	105,169
Total Assets	9,001,098	13,551,819	3,304,043	4,586,104	2,101,413
Total Liabilities	107,723	65,808	12,406	6,535	6,017
Total Stockholders Equity	8,059,764	13,579,318	3,332,959	4,565,725	2,282,937

Operating Data
Revenues	Nil	Nil	Nil	Nil	Nil
Expenses	(1,251,435)	(1,094,810)	375,824	1,130,776	426,563
Other Items
Income (Loss) from
Operations	(1,251,435)	(1,094,810)	375,824	1,130,776	426,563
Net Income (Loss)	(1,251,435)	(1,094,810)	381,606	1,142,246	458,829
Net Income (Loss) per
Share
- Basic	(0.03)	(0.03)	0.02	0.06	0.03
-Diluted	-	-	0.02	0.06	0.02

Exchange Rates

On July 31, 2008 the buying rate for Canadian dollars was US$1.00 for CDN$1.0240. At the close of business on October 24, 2008 the buying rate for Canadian dollars was US$1.00 for CDN$1.27. Rates of exchange are obtained from the Bank of Canada and believed by the Company to approximate closely the rates certified for customs purposes by the Federal Reserve Bank in New York.

The following table sets out the buying rate for Canadian dollars for the six months preceding July 31, 2008:

	February	March 2008	April 2008	May 2008	June 2008	July 2008
	2008
Month End	0.9844	1.0265	1.0072	0.9930	1.0197	1.0240
Average	0.9999	1.0016	1.0131	1.0002	1.0157	1.0131
High (2)	1.0171	1.0265	1.0234	1.0193	1.0292	1.0240
Low (2)	0.9765	0.9844	1.0014	0.9841	0.9930	1.0014

The following table sets out the buying rate for Canadian dollars for the last five fiscal years:

	2008	2007	2006	2005	2004
Year End (1)	1.0240	1.0668	1.1316	1.2241	1.3295
Average	1.0072	1.1260	1.1551	1.1789	1.3382
High (2)	1.0778	1.1855	1.2185	1.2185	1.4072
Low (2)	0.9215	1.0378	1.0983	1.1467	1.2712

Notes:
(1)	Year end is July 31.
(2)	The high and low buying rate figures are selected from daily high and low closing figures.

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

Geological and Geographic Risks

Even if hydrocarbons are discovered, the costs of extracting and delivering the hydrocarbons to market may render uneconomic any discovered deposit. Geological conditions are variable and unpredictable. Even if a well is drilled and production is commenced, the quantity of hydrocarbons produced inevitably will decline over time and production may be adversely affected or may have to be terminated altogether if the Company encounters geological conditions that cannot be foreseen.

The Company also is subject to uncertainties related to the proximity of any reserves that it may discover to pipelines and processing facilities. It expects that its operational costs will increase proportionally to the remoteness of, and any restrictions on access to, the properties on which any such reserves may be found. Adverse climatic conditions at such properties also may hinder the Company’s ability to carry on exploration or production activities continuously throughout any given year.

Marketability and Price of Oil and Natural Gas

The marketability and price of any oil or natural gas that may be discovered and extracted by the Company are subject to numerous factors beyond the Company’s control, including market fluctuations in the prices of oil and natural gas. The Company’s ability to operate at a profit also will be affected by the quality of any oil that the Company discovers and produces, if any, as refiners will typically demand and pay higher prices for light, quality oil. In addition, government regulations relating to prices of hydrocarbons, taxes, royalties, land tenure, allowable production, the export of oil and natural gas, and many other aspects of the oil and natural gas business will impact the Company’s future operations.

Limited Financial Resources

The Company has limited financial resources and it may not be able to raise sufficient funds to either sustain or expand its business. The Company had cash of $6,171,793 and working capital of $6,147,816 as at July 31, 2008, primarily as a result of financings completed during the 2007 fiscal year. The Company believes it has sufficient working capital to pursue its plan of operations for the next twelve months. However, the Company likely will require additional funding to continue to pursue its plan of operations going forward. The Company currently has no operating revenues and expects to continue to rely principally on working capital on hand, the issuance of common shares and the sale of its assets to finance its business. There is no assurance that market conditions will permit the Company to raise funds on acceptable terms or at all.

History of Losses

The Company has a history of losses from operations. As at July 31, 2008, the Company had accumulated losses of $12,618,105. In addition, the Company has a limited operating history. The Company is in the exploration stage and there can be no assurance that the Company will enjoy commercial success in its business activity.

Lack of Petroleum Resources or Reserves

The Company has two petroleum exploration permits in New Zealand and is searching for possible new projects. However, the Company is in the exploration stage and it has no properties on which any hydrocarbons are known to exist in commercial quantities or at all. Exploration for hydrocarbons is a speculative venture necessarily involving substantial risk and there is no certainty that any exploration expenditures that the Company may incur will result in discoveries of commercial quantities of hydrocarbons.

Dilution

The Company’s Notice of Articles authorizes the issuance of an unlimited number of shares of common stock. The Company expects to continue to rely on the issuance of common shares to raise funds to finance our business. Such additional share issuances may be dilutive to current shareholders.

Government Regulation

Our business is subject to extensive government regulation and the exploration operations on our two petroleum exploration permits in New Zealand. Such regulation governs not only the Company’s title to the petroleum exploration permits, the mandated work programs for the prospects, environmental matters and taxation, but, if petroleum reserves are discovered and successfully developed (which cannot be assured), also the production, marketing and sale of hydrocarbons, as well as other matters. The government of any foreign jurisdiction in which the Company operates also may impose restrictions on the withdrawal of capital from that jurisdiction or impose other foreign currency exchange controls.

There is no assurance that the laws relating to the ownership of petroleum interests and the operation of the Company’s business in the jurisdictions in which it currently operates, or in the jurisdictions in which the Company may operate in the future, will not change or be applied in a manner that may materially and adversely affect its business.

According to its public disclosure, Austral Pacific Energy Ltd. (“Austral”), a Canadian company based in New Zealand, controls interests in 8 exploration and production permits in New Zealand. As indicated elsewhere in this Annual Report, the Company holds 3,060,240 shares of Austral and accordingly, the Company’s financial position may be indirectly impacted by foreign laws and regulations that govern Austral’s business and affairs.

Environmental Risks

We are subject to laws and regulations that control the discharge of materials into the environment, require removal and cleanup in certain circumstances, require the proper handling and disposal of waste materials, or otherwise relate to the protection of the environment. In operating and owning petroleum interests, we may be liable for damages and the costs of removing hydrocarbon spills for which we are held responsible. Laws relating to the protection of the environment have in many jurisdictions become more stringent in recent years and may, in certain circumstances, impose strict liability, rendering the Company liable for environmental damage without regard to its negligence or fault. Such laws and regulations may expose the Company to liability for the conduct of, or conditions caused by others or for acts of the Company that were in compliance with all applicable law at the time such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on our business, results of operations, financial condition, cash flows and shareholder value.

Carbon Emissions Regime

The New Zealand government is a signatory to the Kyoto protocol and in order to meet the requirements of this protocol, it is in the process of implementing Climate Change initiatives. A proposed bill is now before the New Zealand Parliament and undergoing the consultation process to introduce a cap and trade emissions trading scheme. Trans-Orient, along with other members of the oil and gas exploration and production community, is eligible for involvement in the government consultation process. More detail on the likely risks to the Company’s business are set out in Item 4.D – “Property, Plants and Equipment” under the heading “Carbon Emissions Regime in New Zealand”.

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

Title to Properties and Consequences of Failure to Satisfy Prescribed Permit or Licence Terms and Conditions

In all cases, the terms and conditions of the permits or licences granting us, or the party from which we acquired, the right to explore for, and develop, hydrocarbons, prescribe a work program and the date or dates before which such work program must be done. We believe that we are in substantial compliance with all such permits and licenses. However, varying circumstances, including the financial resources available to us, equipment availability, reliance on third party operators of permits and licenses, and other circumstances beyond our control or influence may result in the failure to satisfy the terms and conditions of a permit or license and result in the complete loss of the interest in the permit or license without compensation. Such terms and conditions may be renegotiated with applicable regulatory authorities, but there is no assurance that if a term or condition of a license or permit that is required to be satisfied has not been met, that such term or condition will be successfully renegotiated with the applicable authority.

We may in the future participate in permits or licences with industry partners with access to greater resources to meet their Joint Venture capital commitments. If we are unable to meet our commitments, the other Joint Venture participants may assume some or all of our deficiency and, thereby, assume a portion of our interest in any production from the Joint Venture area. Conversely, if a participant in a Joint Venture in which we are interested is unable to meet its commitments, it may delay or veto exploration or development plans which it cannot afford. This could, in turn, delay our desired exploration and development program and lead to the assumption of all or some of the share of the non-committing entity’s interest by our Company and the other participants (if any) in the Joint Venture. Although the Joint Venture agreement would typically allow the contributing Joint Venture participants to assume a pro-rata portion of the non-contributing participant’s interest in the property, our Company may face financial hardship if it is unexpectedly required to assume any portion of a non-contributing party’s Joint Venture obligations.

Possible Lack of or Inadequacy of Insurance

The Company maintains insurance against certain public liability, operational and environmental risks on behalf of the Company, but there is no assurance that an event causing loss will be covered by such insurance, that such insurance will continue to be available to the Company, or that the benefits of such insurance will be adequate to cover our liability.

Effect of Different Currencies

We hold cash reserves in Canadian and U.S. dollars and to a lesser extent in New Zealand dollars. We expect to incur the majority of our petroleum property expenditures in New Zealand dollars. The Company does not currently hedge its exposure to foreign currency exchange rate changes, although we may choose to selectively hedge exposure to foreign currency exchange rate risk in the future. The Company manages some of this risk by shifting a portion of its cash on hand from one currency to another in a timely manner. A decrease in the value of the New Zealand currency against the value of the Canadian and U.S. will be a benefit to the Company. An increase in value of the New Zealand dollar relative to the Canadian or U.S. dollar would have a detrimental effect on us as our expenses incurred would, in turn, increase in Canadian and U.S. dollars.

Penny Stock Regulation and Difficulties in Selling Shares

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in “penny stocks.” Penny stocks generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges, such as AMEX and the Nasdaq Stock Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

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

No Title Insurance

The possibility exists that title to one or more properties may be lost due to an omission in the claim of title. We do not maintain title insurance over any of our petroleum exploration permits. Accordingly, if a problem is discovered with respect to the title of any of our prospects, we may be forced to forfeit our interest without compensation.

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

Public Market is Thinly Traded

The Company’s shares trade on the OTCBB and its shares are relatively thinly traded. There can be no assurance that a stable market for the Company’s common shares will ever develop or, if it should develop, be sustained. Investors should assume that the market for the Company’s common shares will continue to be highly illiquid, sporadic and volatile. The Company is required to remain current in its reporting obligations under the Exchange Act, in order for its common shares to remain eligible for quotation on the OTCBB. If the Company fails to meet its obligations as a “reporting company” under the Exchange Act, the Company’s common stock will cease to be eligible for quotation on the OTCBB, and its shareholders may not be able to sell their shares in the public market within the United States.

Governmental Laws and Local Conditions

Claims of aboriginal peoples in New Zealand or other potential areas of operation may adversely affect the rights or operations of our Company and there is no assurance that governmental regulation will not vary, including regulations relating to prices, royalties, allowable production, environmental matters, import and export of hydrocarbons, and protection of water resources and agricultural lands. Our exploration interests in New Zealand are subject to regulations that relate directly and indirectly to our operations, including title to the petroleum interests, production, marketing and sale of hydrocarbons, taxation, environmental matters, restriction on the withdrawal of capital from a country and other factors. There is no assurance that the laws relating to the ownership of petroleum interests and the operation of our business in New Zealand will not change in a manner that may materially and adversely affect our business.

Value of Properties

The amounts attributed to our properties in our financial statements represent acquisition and exploration expenditures only and should not be taken to in any way reflect realizable value.

Investment Company Act

The Company may incur significant costs to avoid investment company status and may suffer adverse consequences if deemed to be an investment company under the United States Investment Company Act of 1940, as amended (the “Investment Company Act”). Some of the Company’s equity investments in other businesses may constitute investment securities under the Investment Company Act. A company may be deemed to be an investment company if it owns investment securities with a value exceeding 40% of its total assets, subject to certain exclusions. Investment companies are subject to registration under, and compliance with, the Investment Company Act unless a particular exclusion or safe harbour provision applies. If the Company were to be deemed an investment company, it would become subject to the requirements of the Investment Company Act. As a consequence, the Company would be prohibited from engaging in business or issuing securities as it has in the past and might be subject to civil and criminal penalties for non-compliance. In addition, certain of the Company’s contracts might be voidable and a court-appointed receiver could take control of the Company and liquidate the business. Unless an exclusion or safe harbour was available to the Company, it would have to attempt to reduce its investment securities as a percentage of its total assets. This reduction can be attempted in a number of ways, including the disposition of investment securities and the acquisition of non-investment security assets. If the Company were required to sell investment securities, the Company may sell them sooner than it otherwise would have based on economic factors solely. These sales would likely be at depressed prices and the Company may never realize anticipated benefits from, or may incur losses on, these investments. The Company may be unable to sell some investments due to contractual or legal restrictions or the inability to locate a suitable buyer. Moreover, the Company may incur tax liabilities when it sells assets.

Legal Proceedings Against Foreign Directors

The Company is incorporated under the laws of British Columbia, Canada and all four of the Company’s directors and officers are residents of Canada. Consequently, it may be difficult for U.S. shareholders to effect service of process within the U.S. upon the Company or upon its directors or officers, or to realize in the U.S. upon judgements of U.S. courts predicated upon civil liabilities under the Exchange Act. Furthermore, it may be difficult for shareholders to enforce judgements of the U.S. courts based on civil liability provisions of the U.S. federal securities laws in a foreign court against the Company or any of the Company’s non-U.S. resident officers or directors.

Key Employees

The success of the Company largely depends upon the performance of its key employees and on the advice and project management skills of various consulting geologists, geophysicists and engineers retained by the Company from time to time. Although there are other personnel available in the sector who could replace Company personnel there is likely to be some difficulty in finding immediate replacements of suitable calibre.

Conflicts of Interest

In previous fiscal years the Company has been associated with other public junior resource companies through common directors, common officers and common shareholdings. Currently, the Company has a common director and a common officer with TAG Oil Ltd. (“TAG”), one director who is a major shareholder of TAG, one director and officer of the Company who is also an officer of AMG Oil Ltd. (“AMG”) and one director of the Company who is also a director and officer of AMG. The Company may become associated with other public junior resource companies in the future and may continue to hold equity investments in these other companies. It is possible that conflicts of interest may arise between their duties as director and/or officer of the other companies, and as director or officer of the Company. The Company may also make application for interests in petroleum properties with companies with which it is associated or may become associated. The percentage participation of the Company and any other company in a property is determined by the board of directors of each such company independently, using the best business judgment of the board of directors of the Company (the “Board”). Persons who are not willing to rely on the discretion and judgment of management and the Board and any companies with which it is associated or may become associated should not consider a purchase of our securities. Furthermore, under the Company’s Articles and the relevant legislation, any such conflict of interest is required to be disclosed and any contract in which a director or officer has a material interest must be referred to the Board for approval, and the interested director will not vote on any resolution giving such approval. The Company requires confidentiality obligations from all officers, employees and consultants.

Concentration of Common Share Ownership

The directors and principal shareholders of the Company beneficially own a sufficient number of the outstanding common shares of the Company to have substantial influence over matters which require a vote of the Company’s shareholders, such as the election of members of the Board as well as extraordinary matters which require shareholder approval. Should the directors and the principal shareholders vote their shares in a like manner on a matter requiring a simple or special majority vote of the Company’s shareholders, it is most likely that their position on the matter would control or significantly affect the outcome of the vote. Additionally, because the directors and principal shareholders possess substantial influence over the Company through their shareholdings, the value attributable to the right to vote held by other shareholders may be perceived to be reduced. This could result in a reduced value for the shares owned by other shareholders who do not have the same level of control over the Company’s affairs.

Passive Foreign Investment Company Considerations

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

ITEM 4.        INFORMATION ON THE COMPANY

A.               History and Development of the Company

Corporate Actions

Trans-Orient Petroleum Ltd. is a company based in Vancouver, British Columbia, Canada. The Company’s registered office is located at 1100-888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4 and the principal business office is located at 999 Canada Place, World Trade Centre, Suite 404, Vancouver, British Columbia, V6C 3E2, telephone: (604) 682-6496.

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

On January 16, 2006, the Company was re-domiciled in British Columbia by way of continuance under the Business Corporations Act (British Columbia) (the “B.C. Act”) which replaced the Company Act (British Columbia) in 2004.

The Company became a public or “reporting company” in British Columbia upon obtaining a receipt for the prospectus filed with the British Columbia Securities Commission in connection with its initial public securities offering in April, 1989. The Company’s common shares commenced trading on the Vancouver Stock Exchange (“VSE”), the predecessor to the TSX Venture Exchange (“TSX-V”), at about that time. On June 10, 1997, the Company’s common shares commenced trading on the OTCBB under the symbol “TEPUF”. On July 31, 1997, the Company voluntarily delisted its common shares from the TSX-V (the successor to the VSE). The Company’s current trading symbol on the OTCBB is “TOPLF”.

Principal Operations, Capital Expenditures & Divestitures

During the last three fiscal years and up to October 24, 2008, the Company has completed various expenditures (including acquisitions) and divestitures in relation to its oil and gas interests in the normal course of operations.

The Company incurred capital expenditures of $1,236,676, $204,181 and $4,135 in fiscal 2008, 2007 and 2006, respectively, and plans to make capital expenditures of $100,000 in fiscal 2009 in relation to its exploration properties.

During the fiscal year ended July 31, 2008:

The Company’s acquisition of more than 50 km of 2-D seismic during fiscal 2008 completed the Company’s second year work program on PEP 38348 and PEP 38349 in combination with completing certain additional geological and geophysical studies at a cost of $1,236,676.

Subsequent to the fiscal year ended July 31, 2008:

Currently, the seismic is being interpreted to determine optimal drilling locations. The next term of the work program requires the Company to drill a well on each of PEP 38348 and PEP 38349 for a total cost of approximately $3,400,000 prior to November 8, 2009 or relinquish the permits.

During the fiscal year ended July 31, 2007:

The Company continued to focus its efforts on re-establishing its direct oil and gas exploration activities.

In November 2006, the Company was awarded 100% interests in two onshore petroleum exploration permits in New Zealand, PEP 38348 and 38349. As part of the PEP 38348 and 38349 permit conditions the Company committed to carry-out the first year’s work program, consisting of geological and geophysical studies at a cost of approximately $250,000, and during the remainder of the 2007 fiscal year the Company substantially completed the first year’s work program on both permits.

During the fiscal year ended July 31, 2006:

During the fiscal years ended July 31, 2006 the Company’s efforts were focused on re-establishing its direct oil and gas exploration activities, resulting in the award of two New Zealand permits as noted above.

In addition to our direct exploration activities that we conducted, we were indirectly involved in oil and gas exploration, development and production activities through our corporate investments. During the 2006 fiscal year, the Company sold a total of 7,373,569 common shares of AMG for aggregate proceeds of $133,695. These dispositions resulted in the Company’s effective loss of control of AMG, the accounts of which were, until that time, consolidated with those of the Company. The Company also sold a total of 1,000,000 common shares of its investment in TAG for aggregate proceeds of $1,141,581 and sold a total of 50,000 shares of Austral for aggregate proceeds of $74,241.

Financing:

During the 2008 fiscal year, the Company’s financing activities consisted of 50,000 share purchase warrants being exercised for proceeds of $35,000.

During the year ended July 31, 2007, we successfully completed two private placement financings for total gross proceeds of $10,445,250. A private placement offering of 12,972,142 units of the Company were issued at a purchase price of $0.35 per unit. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder to acquire an additional common share of the Company at a price of $0.70 per share for two years from the closing date of August 30, 2006. These warrants expired as they were not exercised. A private placement offering of 5,905,000 units of the Company were issued at a purchase price of $1.00 per unit. Each unit consisted of one common share and one-half of one share purchase warrant. Each full warrant entitled the holder to acquire an additional common share of the Company at a price of $1.35 per share for eighteen months from the closing date of January 17, 2007. These warrants expired as they were not exercised.

Also as part of our indirect involvement in oil and gas exploration, development and production activities through our corporate investments, the Company participated in a private placement financing to acquire 1,395,000 shares of Austral at a price of $1.30 per share. The Company also acquired an additional 180,300 shares of Austral in the market at prices averaging $1.42. As a result of these investments, the Company owns 3,060,240 common shares (5.23%) of Austral as of the date of this Annual Report.

The Company did not conduct any financing activities during the 2006 fiscal year.

Public Takeovers

The Company is not aware of any public takeover by third parties in respect of its shares, or by the Company of any other company’s shares, either planned or having occurred during the last and current financial year.

B.               Business Overview

Nature of Operations

We are an independent oil and gas acquisition, exploration and development company, incorporated in British Columbia, Canada, with all our interests in hydrocarbon exploration prospects currently being in New Zealand. The Company’s operating strategy is focused on its international oil and gas exploration operations through its 100% interests in PEP 38348 and PEP 38349 that consist of 2,163,902 net acres of lightly explored land located in New Zealand’s East Coast Basin. Neither of our properties contains any proven oil or gas reserves. As we have not earned any revenues from operations, we are not directly affected by fluctuations in the markets for hydrocarbon products, the seasonality of hydrocarbon products, or marketing channels for such products. We also do not rely on raw materials and do not have any significant proprietary interests in intellectual property as we operate in an extractive industry.

The Company actively competes for prospect acquisitions, exploration permits and licenses, and skilled industry personnel in the Australasian region with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than the Company. The Company’s competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators. The Company strives to be competitive by utilizing current technologies to enhance exploitation, development and operational activities. The Company intends to apply advanced drilling and multi-fracturing technology on its conventional and unconventional oil and gas prospects.

The Company is subject to government regulation of the oil and gas properties it holds and of the operations it conducts on those properties, such those relating to hazardous substances, environmental effects, health and safety, land access, permit conditions, and regulations that relate to all companies operating in the relevant jurisdictions such as corporate governance, taxation, and employment laws. The effects of those regulations are detailed in Item 3.D – “Risk Factors”, and in Item 4.D – “Property, Plant and Equipment”. Such regulations do not in general have a material effect on the Company’s business and do not affect the Company’s business in a manner different from the effects on other companies competing in the same industry.

As of the date of this Annual Report, we also held common shares of Austral and AMG as described above in Item 4.A – “History and Development of the Company” under the heading “Principal Operations, Capital Expenditures & Divestitures”. Austral is a public company whose common shares are listed on the TSX-V and the New Zealand Stock Exchange, with a market bid price of $0.03 per share and a market capitalization of approximately $2 million. In addition to our interest in Austral, we also currently own common shares of AMG with a current market bid price of $0.06 per share. AMG is a reporting company under the Exchange Act whose shares have been quoted on the OTCBB since January 15, 2003. Our present interest in AMG accounts for 3.56% of the outstanding shares. We account for our investment in AMG using the cost method. The AMG market is highly illiquid and we do not consider the currently quoted prices realizable.

C.               Organizational Structure

As of the date of this Annual Report, the Company has four wholly-owned subsidiaries:

1.	DLJ Management Corp. (“DLJ”), organized pursuant to the laws of Canada;
2.	Eastern Petroleum (NZ) Limited, organized pursuant to the laws of New Zealand;
3.	Orient Petroleum (NZ) Limited, organized pursuant to the laws of New Zealand; and
4.	Orient Petroleum (PNG) Limited, organized pursuant to the laws of Papua New Guinea.

DLJ is a 100% owned subsidiary of the Company that provides management, accounting, legal and reporting services to three junior public oil and gas companies, including the Company, on a cost recovery basis. Eastern Petroleum (NZ) Limited, Orient Petroleum (NZ) Limited and Orient Petroleum (PNG) Limited are also 100% owned subsidiaries of the Company. Eastern Petroleum (NZ) Limited operates our exploration activities on PEP 38348 and Orient Petroleum (NZ) Limited operates our exploration activities on PEP 38349. At this time, Orient Petroleum (PNG) Limited does not have any operations.

The Company also holds 100% of the voting rights of each of its subsidiaries.

D.               Property, Plant and Equipment

Material Tangible Fixed Assets

Our major operations and principal activities are in the oil and gas exploration business. The Company has operated in New Zealand in the past three years, and owns interests in government issued petroleum permits or licences. These licences and permits authorize the Company to prospect and explore for hydrocarbons. On November 8, 2006, the Government of New Zealand awarded the Company interests in two onshore petroleum exploration permits located in the East Coast Basin of New Zealand. More detailed descriptions of the Company’s principal petroleum properties can be found below, under the heading “Principal Petroleum Properties”.

Apart from our interests in the petroleum exploration properties and the investments described above, we own a condominium, which has a market value of approximately CDN$300,000, and hold only minor office assets for the purpose of operating our business.

Major Encumbrances Thereon

The Company did not have any major encumbrances, liens or mortgages on its assets as of July 31, 2008.

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

An exploration permit holder may apply to the Minister of Energy for amendments to an exploration permit, including changes to the work programme or the area covered by the exploration permit, if circumstances require and the conditions of the exploration permit have been substantially complied with. This remains, however, a matter for the Minister’s discretion. Exploration permit holders may exceed the requirement of the work programme in relation to any permit.

If an exploration permit holder does not satisfy the Minister that it has complied with the obligations under the work programme (or such variation as may have been agreed with the Minister), the New Zealand government has the power to revoke the exploration permit. A NZ$250,000 bond is now payable with all applications for a new permit.

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

On deposits of petroleum known to exist before June 30, 2005 or discovered after December 31, 2009 the New Zealand Government reserves a royalty of:

(a)	where an exploration permit is held, a royalty of 5% of the net sales revenue from all petroleum obtained from the exploration permit; and

(b)	where a mining permit is held, a royalty of the greater of:

	(i)	5% of the net sales revenue from the sale of all petroleum obtained from the mining permit; and

	(ii)	20% of the accounting profits from the sale of all petroleum obtained from the mining permit.

On deposits of petroleum discovered in the period June 30, 2004 to December 31, 2009 where an exploration permit is held, the New Zealand Government reserves a royalty of:

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

Detailed methods for calculating “net sales revenue” and “accounting profits” are prescribed for the purpose of royalties’ calculation. Royalties are assessed annually.

On August 22, 2006 new fees were implemented with an effective date of September 22, 2006 for all permits. For the financial year from July 1, 2006 through June 30, 2007, an exploration permit holder must pay the New Zealand Government an annual fee of $9.47 per square kilometre for the first 1500 square kilometres and $7.22 for each additional square kilometre of the land of any exploration permit. In respect of the same period, a mining permit holder must pay the New Zealand Government an annual fee of NZ$303.12 per square kilometre of the land area of any mining permit. From July 1, 2007, or on any permit granted or extended on or after September 22, 2006, the new annual fees require an exploration permit holder to pay the New Zealand Government NZ$10.50 per square kilometre for any exploration permit. A mining permit holder must pay the New Zealand Government an annual fee of NZ$100 per square kilometre of the land area of any mining permit and a prospecting permit holder must pay an annual fee of NZ$4.00 per square kilometre of the land area of any prospecting permit.

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

Carbon Emissions Regime in New Zealand

The New Zealand government is a signatory to the Kyoto protocol and, in order to meet the requirements of this protocol, it is implementing climate change initiatives. Recently, the government released a Framework for a New Zealand Emissions Trading Scheme and the New Zealand Energy Strategy. The government has signalled in these documents the intention to implement an emissions trading scheme and measures to encourage the use of renewable sources of power for electricity, to only allow new thermal generation in circumstances where security of supply requires, to reduce transport emissions, and to promote efficiency in the use of energy.

A proposed bill is now before the New Zealand Parliament and under going the consultation process to introduce a cap and trade emissions trading scheme. Liquid fossil fuels are proposed to come under the scheme in January 2009 and natural gas in January 2010. The unit of trade is proposed to be linked to international Kyoto units. The bill also proposes a 10 year moratorium on the building of new thermal power generation unless required for security of supply. To fit within the exception, an exemption will be required from the Minister of Energy who will make this decision based on advice from the New Zealand Electricity Commission.

Principal Petroleum Properties

For definitions of technical terms in the following description of properties, see the “Glossary of Industry Terms” at the beginning of this Annual Report.

The following is a summary of the principal interests held by the Company. The Company’s two properties are located in the onshore portion of the East Coast Basin in New Zealand and are exploration permits consisting of approximately 2.2 million acres in the aggregate.

The following figure shows the locations of the Company’s permits held at July 31, 2008:

The following table summarizes the Company’s permits held at July 31, 2008:

Property	Location	Working Interest	Gross Sq. Km’s	Net Sq. Km’s

PEP 38348	East Coast Basin	100%	2,147	2,147

PEP 38349	East Coast Basin	100%	6,610	6,610

New Zealand, East Coast Basin (PEP 38348 and PEP 38349)

During the 2007 fiscal year, the Government of New Zealand awarded the Company a 100% interest in two onshore petroleum exploration permits, PEP 38348 and 38349, through a bidding process based on a work program submitted by the Company. A nominal fee was paid by the Company to the Government of New Zealand to submit the bid for the permits. A NZ$250,000 bond is payable with all applications for a new permit. The New Zealand government has not exercised its option to collect the NZ$250,000 bonds from the Company in relation to each exploration permit.

The permits are both situated onshore in New Zealand’s East Coast Basin, which covers the eastern onshore and offshore areas of the North Island. The East Coast Basin is classified as an active fore-arc basin, situated immediately west of the convergent plate boundary between the Australian and Pacific plates. At an earlier stage in its evolution it was a passive margin basin, prior to the initiation of convergence on the plate boundary, about 20 million years ago.

The Pacific plate is flexured downwards at the offshore Hikurangi Trench which forms the eastern boundary of the East Coast Basin, and is actively subducting beneath the Australian plate, deepening westwards beneath the East Coast Basin. A consequence of this active tectonic environment has been the deposition of enormous thicknesses of sedimentary rock, with sedimentary thicknesses of up to 10,000 feet in parts of the Basin; together with east-west compressional folding and faulting.

The entire sedimentary section can be examined at locations where it is exposed in outcrop. Potential oil and gas source rocks are found in the Late Cretaceous / Early Tertiary section, particularly in the organically rich Waipawa Black Shale and the much thicker but less rich Whangai Formation, both of which are extensively developed across the Basin. Various laboratory geochemical studies of these rocks have demonstrated that they are mature for oil/gas generation and expulsion over much of the Basin’s area, including within PEP 38348 and 38349.

Numerous active oil and gas seeps are known within both permit areas. The most prominent of these are the Waitangi Hill oil ponds in PEP 38348 and the Westcott oil seeps in PEP 38349. At Waitangi Hill, a series of oil ponds up to 20 feet in diameter are continuously recharged with oil seeping up a fault contact and running off along Petroleum Creek. The area has been the focus of a number of historical shallow wells; a couple of which were claimed to produce oil but no commercial production has been established. At Westcott, oil seeps continuously from Miocene sands in outcrop. These oils, and the various gas seeps, are geochemically typed as being from the Waipawa and/or Whangai source rocks.

Reservoir rocks are extensively observed in outcrop in a variety of Miocene sandstones and Pliocene coquina limestones. In addition to this, the Whangai and Waipawa mudstones are themselves extensively jointed and fractured, and have potential to be effective oil or gas reservoirs in their own right, while more conventional reservoir potential is also exhibited in greensands of Late Cretaceous to Early Tertiary age.

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

In PEP 38348, there is approximately 240 km of 2D seismic, most of poor to moderate quality. The only well drilled on any degree of seismic control was Waingaromia-2 in 2000. As with the majority of the historical wells, this had hydrocarbon shows, but encountered no effective reservoir. An inventory of some ten prospects and good leads is identified on the seismic and on surface outcrop. The best defined of these at present are the Pauariki, Waitangi Hill and Arakihi Anticline Prospects. A prominent gas seep is situated at the northern end of Pauariki, which has potential to reservoir significant amounts of gas or oil. Geochemical surveying of the better ranked targets commenced in February 2007, as the first step in high-grading the targets. New seismic has fully been acquired and processed by the Company over a number of the top ranked prospects, and has been utilized to select optimal locations for drilling.

In PEP 38349, there is approximately 483 km of 2D seismic, of moderate to good quality. There have been four wells drilled on some degree of modern seismic control since 1980; and three earlier wells in the 1970’s based on very limited seismic control. Again, most of these wells had hydrocarbon shows, but as in PEP 38348, drilling problems associated with swelling shales meant that some never reached their target and none were flow tested.

An inventory of seventy-four prospects and leads are presently identified from 2D seismic and outcrop mapping. The best defined of these at present are the Boar Hill prospect, a seismically defined fractured Whangai shale target mapped on seismic, with a set of gas seeps situated on its western side, the Kawakawa prospect and the Waewaepa prospects. All these targets are relatively shallow, being less than 6,000 feet. Recent drilling practice, particularly in the use of synthetic oil based muds, now offers the means to overcome the swelling shale problems which have hindered earlier drilling.

As of the date of this Annual Report, PEP 38348 and 38349 are in good standing with respect to its work commitments with the MED. The first year geochemical commitments were met by the $204,000 geological and geochemical testing program completed in advance of the November 8, 2007 deadline. The second year geophysical commitments have also been completed in advance of the November 8, 2008 deadline with the acquisition of approximately 50km of 2D seismic located over both permits at a cost of approximately $1,400,000. The next term of the work program requires a well on each of PEP

38348 and PEP 38349 to be drilled by November 2009 at a total cost of approximately $3,400,000. Locations have been identified from the work programs conducted over the first two years. The Company plans to commit in writing to the MED prior to November 8, 2008 to complete the third year work program on both permits consisting of drilling one exploration well, relinquishing 25% of the permit area and submitting a satisfactory work program proposal to the MED for the remaining two years of the permit. The Company also plans to continue its efforts to identify additional exploration and acquisition opportunities in the Australasia region.

No Reserves

As of July 31, 2008, the properties that are subject to the permits have no known hydrocarbon reserves. Sproule International Limited (“Sproule”) prepared an independent report for the Company on September 30, 2007 and it was updated on March 31, 2008 and then amended on May 31, 2008 (collectively the “Reports”). The Reports consist of an independent technical assessment of the undiscovered hydrocarbon resources associated with PEP 38348 and 38349, and were completed in accordance with the standards of National Instrument 51-101 -Standards of Disclosure for Oil and Gas Activities.

Copies of the Reports prepared by Sproule may be viewed at www.sedar.com.

Competition

Please refer to Item 3.D – “Risk Factor” under the heading “Competition”.

ITEM 4A.     UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the Company’s historical financial and operating results for the years ended July 31, 2008, 2007, and 2006 should be read in conjunction with (i) the audited consolidated financial statements of the Company for the years ended July 31, 2008, 2007, and 2006, together with the notes related thereto and (ii) Item 4 - “Information on the Company”. The financial statements have been prepared in accordance with Canadian GAAP, and a reconciliation to US GAAP is provided in note 14 to the audited consolidated financial statements.

All dollar values are expressed in U.S. dollars, unless otherwise stated.

A.               Operating Results

Summary

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

We have funded our operations primarily from the sale of our common stock. As at July 31, 2008, we had cash of $6,171,793 and working capital of $6,147,816. We plan to spend approximately $100,000 in fiscal 2009 to pursue our plan of operations. We believe we have sufficient capital to fund our operations for the next twelve months from working capital on hand. Beyond the 2009 fiscal year, we may be required to obtain additional financing in order to continue our plan of operations as we anticipate that we will not earn any revenues in the foreseeable future. We believe that debt financing will not be an alternative for funding additional phases of our exploration as we do not have tangible assets to secure any debt financing. We anticipate that additional funding will be in the form of equity financing from the sale of our common shares. However, there can be no assurance that we will be able to raise sufficient funding from the sale of our common shares to fund our exploration programs going forward. If such funding does not become available as appropriate, the Company will seek deferral of projects until such time as funding is available, or we may farm-out our interests. If none of these options are possible, the Company would then be required to relinquish certain properties.

The Company’s plan for the 2009 fiscal year is to complete the interpretation of our recently collected seismic and prepare to meet our work program commitment of drilling 2 wells by November 8, 2009 at a cost of approximately $3,400,000. The Company also plans to continue its efforts to identify additional exploration and acquisition opportunities in the Australasian region.

Results of Operations – 2008 Compared to 2007 and 2006

The Company has not earned any revenues from operations to date. The Company plans to continue to maintain its permits in good standing with the MED and to lodge additional term applications accordingly.

Total losses incurred since incorporation to the period ending July 31, 2008 were $12,618,105. The level of future operations may be limited by the availability of capital resources, the sources of which are not predictable.

The Company had a net use of cash of $1,214,365 from operating activities for the year ending July 31, 2008 compared to a net use of cash of $133,765 for the comparable year ending July 31, 2007 (2006: $266,648), which is an increase resulting primarily from general and administrative (“G&A”) expenses relating to corporate relations and development, directors’ fees and wages.

The Company incurred a net loss for the 2008 fiscal year of $1,251,435 ($0.03 per share) compared to a loss of $1,094,810 ($0.03 per share) for the same period last year, a difference resulting primarily from $1,340,283 in G&A expenses such as directors’ fees, wages and travel specifically relating to the Company’s operations, compared to $557,980 for the year ended July 31, 2007 (2006: $305,173). The Company also recorded interest income of $303,857 in the 2008 fiscal year compared to $292,289 for the year ended July 31, 2007 (2006: $13,848). For the 2006 fiscal year, the Company recorded net income of $381,606 ($0.02 per share) primarily due to gains on the sale of investments amounting to $774,664.

In addition, certain of the cost increases for the 2008 fiscal year relate to corporate relations and development, filing, regulatory and transfer agency fees. These costs are integral to enhancing the Company’s ability in future years to attract new equity financing and industry partners, which will increase the Company’s ability to explore its 2.2 million acres of permit area in coming years. The Company also incurred higher than normal filing, regulatory and transfer agency fees due to increased operational activity requiring disclosure and realting to the Company’s efforts to list the Company on a recognized exchange.

A comparative summary of G&A costs for the last three fiscal years can be found in the “Consolidated Schedules of General and Administrative Expenses” in the accompanying audited consolidated financial statements included herein.

Inflation

Inflation has not had a material impact on our operations.

Foreign Currency Fluctuations

Our cash reserves are held primarily in Canadian and U.S. dollars. We incur the majority of our petroleum property expenditures in New Zealand dollars. An increase in value of the New Zealand dollar relative to the Canadian or U.S. dollar has a detrimental effect to us as our expenses incurred would, in turn, increase in Canadian and U.S. dollars. We do not currently hedge our exposure to currency rate changes, although we may choose to selectively hedge exposure to foreign currency exchange rate risk. We have no policies relating to the foregoing.

The Company recorded a foreign exchange loss for the year amounting to $89,591 in fiscal year 2008 compared to a foreign exchange loss of $5,400 in fiscal year 2007 and a foreign exchange gain of $1,987 in fiscal 2006.

Government Regimes

We are subject to foreign governmental regulations that relate directly and indirectly to our operations including title to the petroleum interests, production, marketing and sale of hydrocarbons, taxation, environmental matters, restriction on the withdrawal of capital from a country in which we are operating and other factors. There is no assurance that the laws relating to the ownership of petroleum interests and the operation of our business in the jurisdictions in which we currently operate will not change in a manner that may materially and adversely affect our business. There is no assurance that the laws of any jurisdiction in which we carry on business may not change in a manner that materially and adversely affects our business.

Critical Accounting Policies

Differences between Canadian and US GAAP

These audited consolidated financial statements included herein have been prepared in accordance with Canadian GAAP. Note 14 “Differences between Canadian and United States Generally Accepted Accounting Principles” to the audited consolidated financial statements discusses material differences between Canadian and US GAAP as they affect such audited consolidated financial statements.

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

New Accounting Pronouncements

On August 1, 2007 the Company adopted the new Canadian Institiute of Chartered Accountants (“CICA”) standards for Comprehensive Income (CICA 1530), Financial Instruments (CICA 3855) and Hedges (CICA 3865). The new standards bring Canadian rules into line with current rules in the United States. The standards have introduced the concept of Comprehensive Income” to Canadian GAAP and will require that an enterprise: a) classify items of comprehensive income by their nature in the financial statements and b) display the accumulated balance of comprehensive income seperately from retained earnings and additional paid-in capital in the equity section of the statement of financial position. Derivative contracts will be carried on the balance sheet at their mark-to-market value, with any change in value flowing to either net income or comprehensive income. Gains and losses on instruments that are identified as hedges will flow initially to comprehensive income and be brought into net income at the time the underlying hedged item is settled. Any instruments that do not qualify for hedge accounting treatment will be marked-to-market with the tax-effected adjustment flowing through the income statement. The Company did not identify any derivatives requiring disclosure but did identify comprehensive income (loss) items requiring disclosure as a result of adopting the new standards.

There have been no other material changes in accounting policies applied during the year ended July 31, 2008. For future changes in accounting policies refer to note 3 of Item 17.

B.               Liquidity and Capital Resources

Liquidity

As at July 31, 2008, the Company had $6,171,793 in cash and cash equivalents and $6,147,816 in working capital. This compares to $8,499,720 (2006: $451,969) in cash and cash equivalents and $8,485,610 (2006: $472,343) in working capital for the year ended July 31, 2007. At July 31, 2008, the Company’s current assets were $6,255,539, including cash on hand of $6,171,793, accounts receivable of $51,821 and prepaid expenses of $31,925.

The Company has maintained its liquidity and has funded its operations primarily from the sale of its common shares. The Company relies on its ability to raise additional capital through the issuance of common shares, which may have a dilutive effect on the Company’s shareholders, to fund work commitments. If the Company chooses to raise additional funding, the Company cannot give assurance that it will be able to secure outside sources of capital in an amount that is sufficient for it to undertake its work commitments.

We believe that we have sufficient capital to fund our operations for the next twelve months and maintain our interests in all of our current New Zealand based permits through the end of the 2009 fiscal year. However, owing to the inherent risks of oil and gas acquisition, exploration and development, it is uncertain whether we will continue to secure outside sources of capital in an amount that is sufficient for us to continue with our expected operations beyond the end of the 2009 fiscal year. Due to the exploratory nature of our business, traditional forms of debt financing may not be available to us and we may look at opportunities to farm-out, reschedule or defer some of our capital expenditures. The Company may also consider selling certain assets.

Financial Instruments, Treasury Activities

The Company’s primary objective for managing its capital structure is to maintain financial capacity for the purpose of sustaining the future development of the business and maintaining investor, creditor and market confidence. The Company considers its capital structure to include shareholders’ equity and working capital. Management is continually monitoring changes in economic conditions and the risk characteristics of the underlying petroleum and natural gas industry. In the event that adjustments to the capital structure are necessary, the Company may consider issuing additional equity, raising debt or revising its capital investment programs. The Company’s share capital is not subject to any external restrictions. The Company has not paid or declared any dividends since the date of incorporation, nor are any currently contemplated. There have been no changes to the Company’s approach to capital management during the period.

The nature of the Company’s operations exposes the Company to credit risk, liquidity risk and market risk. In addition, changes in commodity prices, foreign exchange rates and interest rates may have a material effect on cash flows, net income and comprehensive income. The foregoing provides information about the Company’s exposure to each of the above risks as well as the Company’s objectives, policies and processes for measuring and managing these risks. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and to monitor market conditions and the Company’s activities. The Board has overall responsibility for the establishment and oversight of the Company’s risk management framework and policies.

Our capital resources historically have been comprised primarily of funds provided by private investors who are either existing contacts of management or who come to our attention through brokers, financial institutions and other intermediaries. As a result of our two brokered private placements during the 2007 fiscal year, our capital resources expanded to a broader group. These capital resources are not anticipated to change during the 2009 fiscal year. Our access to capital is always dependent upon general financial market conditions.

Cash and cash equivalents are held primarily in U.S. dollars. The Company has an ongoing requirement for New Zealand dollars to meet certain operational and administrative expenses. This requirement is met by utilizing the spot foreign exchange market to sell U.S. dollars and purchase New Zealand dollars. The Company currently has no instruments in place for foreign exchange hedging purposes.

The Company’s financing activities for the year ended July 31, 2008 provided cash of $35,000 from the exercise of 50,000 share purchase warrants. During the 2007 fiscal year, financing activities provided cash of $10,462,596 from the issuance of common shares. For further detail on the Company’s financing activities see Item 4.A – “History and Development of the Company” under the heading “Principal Operations, Capital Expenditures & Divestitures”. The Company did not conduct any financing activities during the 2006 fiscal year.

Investing activities used cash of $1,130,338 in fiscal 2008, primarily due to the acquisition of more than 50 km of 2D seismic. For the similar period last year, the Company used $2,281,080 of cash, compared to providing cash of $545,382 during the 2006 fiscal year.

Therefore, the net impact of all cash activities during the twelve months ended July 31, 2008 resulted in a net decrease in cash of $2,327,927, compared to a net increase in cash of $8,047,751 for the year ended July 31, 2007 (2006: $261,352).

Material Commitments for Capital Expenditures

As at the date of this Annual Report, we plan to spend approximately $100,000 in fiscal 2009 to meet our material commitments associated to our plan of operations, which includes exploration and development activities. Certain exploration commitments may exceed the exploration work required under the permit terms to maintain the permits in good standing and are subject to change as work is completed, results are received and whether the required services are available to the Company.

The commitment amounts for capital expenditure relate primarily to PEP 38348 and PEP 38349. In addition, we anticipate spending $3,400,000 on drilling two wells and paying for associated development costs. The two wells are anticipated to be drilled by November 2009 (fiscal 2010).

The Company expects to fund its material commitments for fiscal 2009 from working capital and may consider farming-out its interests to suitable partners.

C.               Research and Development, Patents and Licences

Not applicable.

D.               Trend Information

Exchange rate fluctuation is an important trend to the Company as we hold our cash in U.S., Canadian, and New Zealand dollars and we incur our exploration expenditures in New Zealand dollars. Refer to Item 3.D – “Risk Factors” under the heading “Effect of Different Currencies”.

E.               Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.               Tabular Disclosure of Contractual Obligations

As at July 31, 2008 the Company had various commitments and obligations that were largely in respect to permit work programme obligations.

The following table sets forth our contractual obligations as at July 31, 2008:

Payments due by period
		Less than 1			More than 5
Contractual Obligations	Total	year	1-3 years	3-5 years	years
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease
Obligations	-	-	-	-	-
Operating Lease Obligations	-	-	-	-	-
Purchase obligations	-	-	-	-	-
Other Long-Term
Obligations (1)	$3,500,000	$100,000	$3,400,000	-	-
Other Long-Term Liabilities
Reflected on the Company’s
Balance Sheet under the
GAAP of the primary
financial statements	-	-	-	-	-
Total (2)	$3,500,000	$100,000	$3,400,000	$ -	$ -

(1)

The Other Long Term Obligations that the Company has are in respect to the Company’s share of expected exploration and development permit obligations and/or commitments at July 31, 2008. The Company may choose to alter the program, reject development costs, relinquish certain permits or farm-out its interest in permits where practical.

(2)

The Company’s total commitments include those that are required to be incurred to maintain its permits in good standing during the current permit term, prior to the Company committing to the next stage of the permit term where additional expenditures would be required. In addition, costs are also included that relate to commitments the Company has made that are in addition to what is required to maintain the permit in good standing.

G.               Safe Harbor

The safe harbor provided in s. 27A of the Securities Act and s. 21E of the Exchange Act shall apply to forward-looking information provided pursuant to Item 5.E and F where applicable.

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.               Directors and Senior Management

As at October 24, 2008 the directors and senior management of the Company are as follows:

Name (1)	Residence	Position

Garth Johnson (2)(3)	Surrey, B.C., Canada	President, Chief Executive Officer and Director

Peter Loretto (2)(4)(5)	Vancouver, B.C., Canada	Director

Alex Guidi (4)(5)(6)	Vancouver, B.C., Canada	Director

Michael Hart (4)	Roberts Creek, B.C., Canada	Director

Doug Lynes (7)	Delta , B.C., Canada	Chief Financial Officer and Corporate Secretary

Drew Cadenhead (8)	Surrey, B.C., Canada	Chief Operating Officer

(1)	Neither age nor date of birth of directors or senior managers is required to be reported in the Company’s home country (Canada) nor otherwise publicly disclosed.
(2)

Mr. Loretto resigned as President of the Company on January 10, 2008 and Mr. Johnson was subsequently appointed as President of the Company on January 10, 2008. Mr. Loretto also resigned as Chief Executive Officer of the Company on March 13, 2008, and Mr. Johnson was subsequently appointed as Chief Executive Officer of the Company on March 13, 2008.

(3)	Mr. Johnson was appointed as a director of the Company on March 13, 2008.
(4)	Member of audit committee.
(5)	Member of compensation committee.
(6)	Mr. Guidi was appointed as a director of the Company on October 17, 2007.
(7)

On March 13, 2008 Mr. MacNeil resigned as Chief Financial Officer, Corporate Secretary and a director of the Company and was immediately replaced by Mr. Lynes as Chief Financial Officer and Corporate Secretary of the Company.

(8)	Mr. Cadenhead was appointed as Chief Operating Officer of the Company on January 10, 2008.

Mr. Garth Johnson, Chief Executive Officer, President and Director. Mr. Johnson is a Certified General Accountant with over ten years of experience in executive management, acquisitions, finance, accounting and regulatory reporting for public companies and has been instrumental in developing junior companies from start-up to listing on various exchanges. Mr. Johnson is also a corporate business executive that has been involved in oil and gas activities, primarily in New Zealand and Papua New Guinea, over the past 12 years. Currently, Mr. Johnson is also the Chief Executive Officer, Chief Financial Officer, Secretary and a director of TAG and the Chief Financial Officer of AMG.

Mr. Peter Loretto, Director. Mr. Loretto obtained an MBA from Gonzaga University, Spokane, Washington, in 1984 and has been a director of the Company since May 12, 2003. Mr. Loretto is also a principal shareholder of the Company. For over 20 years, Mr. Loretto has gained experience in investment banking and public companies by working as an independent businessman and investor in both the U.S. and Canada. Mr. Loretto has been involved with funding and developing numerous companies in the resource and technology sector, including a number of successful oil and gas exploration and development stage companies. Mr. Loretto served as President of the Company from May 2003 to January 2008, as Chief Executive Officer of the Company from May 2003 to March 2008 and has also served as a director of TAG.

Mr. Alex Guidi, Director. Mr. Guidi has been a director of the Company since October 17, 2007. Mr. Guidi has over 30 years of experience as a self-employed investor and financier and has enjoyed success in having founded a number of oil and gas companies focused on Western Canada and Australasia. In New Zealand, Mr. Guidi was the founder of Austral, TAG and the Company. Mr. Guidi has served as a director and officer of TAG, Austral and AMG, and is currently the Chairman and Chief Executive Officer of IREMCO.

Mr. Michael Hart, Director. Mr. Hart has been a director of the Company since December 13, 1999. Mr. Hart is a long-time investor in natural resources and has experience with public companies in the oil and gas industry. He has been a self-employed businessman since 1995 working as a bookkeeper with an investment-banking group responsible for taking projects from start-up to the public markets. Mr. Hart passed the Canadian Securities Course in 1995 and went on to receive a certification in financial management for small businesses in 2004 from Capilano College in British Columbia. Mr. Hart is currently the President, Chief Executive Officer, Corporate Secretary, Treasurer and a director of AMG, and is also the Corporate Secretary and a director of Entourage Mining Ltd.

Mr. Doug Lynes, Chief Financial Officer and Corporate Secretary. Mr. Lynes has been the Company’s Chief Financial Officer and Corporate Secretary since March 13, 2008. He obtained a B.Comm. from the University of British Columbia in 1985 and has been a member of the Institute of Charted Accountants in British Columbia since 1988. Mr. Lynes has worked as a Chartered Accountant in public practice for over 20 years. Mr. Lynes has served as a director of the Company from December 2005 to October 2006, and as a director of AMG.

Mr. Drew Cadenhead, Chief Operating Officer. Mr. Cadenhead was appointed as the Chief Operating Officer of the Company on January 10, 2008. Mr. Cadenhead obtained his B.SC. in Geology from the University of Calgary and began his career in the oil and gas exploration business in 1979. He has extensive technical and operational experience in Western Canada and New Zealand, with an oil and gas resume that includes positions with some of the leading energy companies in the world, and he has gained an in-depth knowledge of both international and domestic oil and gas exploration and development. Prior to working with Trans-Orient, Mr. Cadenhead was the Chief Executive Officer, President and a director of TAG, a director of Austral, Vice President of Exploration for BTU Resources Ltd. and a Senior Geologist of Ulster Petroleum Ltd.

No director or any member of senior management has any family relationships with any other director or manager. There is no arrangement with any major shareholder, customer, supplier or other party pursuant to which any person was selected as a director or member of senior management.

B.               Compensation

The following table sets forth the aggregate compensation paid by the Company for services rendered during the last full fiscal year indicated, reported as at July 31, 2008:

SUMMARY COMPENSATION TABLE

		Compensation		Common Shares Under Option
Named and Principal Position	Year Ended	Salary ($)	Other Annual Compensation ($)	Number of Options	Exercise Price	Expiry Date
Garth Johnson, President, Chief Executive Officer and Director (1)	2008	-	-	500,000 (5)	$0.50	March 14, 2013
David Bennett, Executive Chairman, Director and Technical Consultant (2)	2008	$140,000	-	200,000 and 250,000 (3)	$1.00 and $0.50	September 1, 2011 and March 14, 2013
Peter Loretto, Director (1)	2008	$58,417	-	-	-	-
Alex Guidi, Director	2008	$43,417	-	-	-	-
Michael Hart, Director	2008	-	-	-	-	-
Barry MacNeil Chief Financial Officer, Corporate Secretary and Director (6)	2008	-	-	-	-	-
Doug Lynes, Chief Financial Officer and Corporate Secretary (6)	2008	$4,580	-	-	-	-
Drew Cadenhead, Chief Operating Officer	2008	$70,000 (4)	-	500,000 (5)	$0.50	March 14, 2013

(1)

Mr. Loretto resigned as President of the Company on January 10, 2008 and Mr. Johnson was subsequently appointed as President of the Company on January 10, 2008. Mr. Loretto also resigned as Chief Executive Officer of the Company on March 13, 2008, and Mr. Johnson was subsequently appointed as Chief Executive Officer of the Company on March 13, 2008.

(2)

Dr. Bennett resigned as a director and as Executive Chairman of the Company on June 23, 2008, but continued to act as a technical consultant of the Company until his agreement was terminated on August 13, 2008.

(3)	These 250,000 options will expire 90 days from the date that David Bennett was terminated as a technical consultant on August 25, 2008.
(4)

Commencing January 1, 2008, Mr. Cadenhead receives consulting compensation of $10,000 per month for a period of one year for his various consulting and advisory services on business development matters. For further detail see Item 7.B - “Related Party Transactions” and Item 10.C - “Material Contracts”.

(5)

On March 14, 2008, Mr. Johnson and Mr. Cadenhead were each granted options to purchase up to 500,000 common shares of the Company that are exercisable for five years from the date of grant at a price of $0.50 per share and are subject to certain vesting provisions.

(6)

On March 13, 2008 Mr. MacNeil resigned as Chief Financial Officer, Corporate Secretary and a director of the Company and was immediately replaced by Mr. Lynes as Chief Financial Officer and Corporate Secretary of the Company.

No pension, retirement or similar benefits are paid or payable to members of the Board or senior management, and no amounts are set aside or accrued in connection with pension, retirement or similar benefits.

The Company’s directors and officers liability insurance was established on April 7, 2008 for a period of one year, which will cover directors and officers in the performance of their duties.

C.               Board Practices

Term of Office

All directors have a term of office expiring at our next annual general meeting, unless a director’s office is earlier vacated in accordance with our Articles or the provisions of the B.C. Act. All officers serve at the discretion of the Board.

As of October 24, 2008:

Name	Position	Office Held Since

Garth Johnson	President	January 2008

	Chief Executive Officer and Director	March 2008

Peter Loretto	Director	May 2003

Alex Guidi	Director	October 2007

Michael Hart	Director	December 1999

Doug Lynes	Chief Financial Officer and Corporate Secretary	March 2008

Drew Cadenhead	Chief Operating Officer	January 2008

Directors’ Service Contracts

None of the directors have contracts that provide for any benefits upon termination of his/her service as a director.

Pursuant to an agreement dated July 10, 2008, the Company entered into an agreement with Mr. Loretto that includes annual compensation of $41,000 for his services as a non-executive director, audit committee chairman and as a member of the compensation committee of the Company and in consideration that no stock options have been granted to Mr. Loretto.

Pursuant to an agreement dated July 10, 2008, the Company entered into an agreement with Mr. Guidi that includes annual compensation of $41,000 for his services as a non-executive director, audit committee member and as chairman of the compensation committee of the Company and in consideration that no stock options have been granted to Mr. Guidi.

Pursuant to an agreement dated January 1, 2008, Mr. Cadenhead receives consulting compensation from the Company of CDN$20,000 per month for a period of one year for his various consulting and advisory services on business development matters. Mr. Cadenhead may provide consulting and advisory services to other companies engaged in a business located in the East Coast Basin of New Zealand that is the same as, similar to or competitive with the Company’s business with the prior written consent of the Board. The Company and TAG have entered into an agreement whereby Mr. Cadenhead allocates up to 50% of his time to TAG, under which TAG compensates Mr. Cadenhead for 50% of his contracted monthly compensation with the Company in the amount of CDN$10,000 per month.

Audit and Compensation Committees

As at October 24, 2008 the members of the audit committee are Peter Loretto, Alex Guidi and Michael Hart. Mr. Guidi has served as a member of the audit committee since July 10, 2008. Both Mr. Loretto and Mr. Hart have served as members of the audit committee since December 3, 2003 and Mr. Loretto is also the chairman.

The audit committee serves pursuant to an Audit Committee Charter adopted by the Company on January 17, 2005. The committee is constituted to monitor the veracity of the financial and regulatory reports produced by the Company, and the controls that are in place to ensure the opportunities for fraud or material error in the financial statements of the Company are minimized. A copy of our Audit Committee Charter was filed as an exhibit to our annual report on Form 20-F filed January 31, 2006.

As at October 24, 2008 the members of the compensation committee are Mr. Guidi and Mr. Loretto. Both Mr. Guidi and Mr. Loretto have served as members of the compensation committee since July 10, 2008 and Mr. Guidi is also the chairman.

The compensation committee serves pursuant to a Compensation Committee Charter adopted by the Company on July 10, 2008. The committee is constituted to ensure that executives, staff and Board members are provided incentives and compensated in a way that advances both the short and long-term interests of shareholders while also ensuring that the Company is able to attract and retain executive management talent. A copy of our Compensation Committee Charter is filed as an exhibit to this Annual Report.

D.               Employees

As at July 31, 2008 the Company has no full-time employees. In addition, the Company receives technical, business and administrative services from a number of consultants.

E.               Share Ownership

The following table provides information relating to the shareholdings of our directors and senior managers as of October 24, 2008:

Name	Number of	Number of	Percentage	Exercise	Expiry Date
	Shares	Options (1)	of	Price of	of Options
			Outstanding	Options
			Shares

Garth Johnson	60,000	500,000	0.16%	$0.50	March 14, 2013

Peter Loretto	8,645,143	-	23.62%	-	-

Alex Guidi	3,646,882	-	9.96%	-	-

Michael Hart	-	-	-	-	-

Doug Lynes	10,000	-	0.03%	-	-

Drew Cadenhead	-	500,000	-	$0.50	March 14, 2013

(1)	Options are exercisable into common shares of the Company.

No shares held by directors or members of senior management have different voting rights.

On March 14, 2008, Mr. Johnson and Mr. Cadenhead were each granted an option to purchase up to 500,000 common shares that are exercisable for five years from the date of grant at a price of $0.50 per share and are subject to certain vesting provisions.

There have been no options exercised by any director, officer or employee as of the date of this Annual Report.

On March 14, 2008, our Board approved a share option plan (the “Plan”) that complies with the policies of the TSX-V, which is subject to shareholders’ approval at the next annual general meeting of the Company. Under the Plan the maximum number of common shares reserved for issuance is equal to 10% of the Company’s issued and outstanding common shares at any time, less any common shares already reserved for issuance under outstanding options previously granted, provided that the total number of common shares that may be issued pursuant to code stock options (means an option to purchase common shares with the intention that such option qualify as an “incentive stock option” as that term is defined in section 422 of the U.S. Internal Revenue Code of 1986, as amended) may not exceed 3,500,000. These options are non-assignable and non-transferable, and have a term of up to 5 years, terminating within 90 days after the optionee ceases to be associated with the Company and vesting over a period of at least 18 months. The exercise prices will be established at the time the options are granted, which is subject to a minimum exercise price of not less than the Discounted Market Price as defined in the policies of the TSX-V. A copy of the Plan is filed as an exhibit to this Annual Report.

The Company does not have any formal arrangements for involving the employees in the capital of the Company. The number of options that are granted to each employee of the Company is determined by the Board and conducted pursuant to the Plan.

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.               Major Shareholders

Beneficial Holders of 5% or More of Voting Securities

The following sets forth information relating to the beneficial ownership of our common shares held by persons who own 5% or more of our common shares as of October 24, 2008.

Name and Address of Owner	Number of Shares	Percentage of Class

Peter Loretto	8,645,143	23.62%

Lukas H. Lundin	5,000,000	13.66%

Alex Guidi	3,646,143	9.96%

Goodman & Company, Investment Counsel Ltd.	2,500,000	6.83%

To the knowledge of the Company, there have been no significant changes in percentage share ownership held by any major shareholders, during the last three fiscal years with the exception of Mr. Lundin’s purchase of 5,000,000 units of the Company and Mr. Guidi’s purchase of 1,550,000 units of the Company pursuant to a private placement that was completed in September of 2006.

There are no different voting rights attributable to the major shareholders. Every shareholder has equal voting rights.

Host Country Record Holders

The following provides information about shareholders of record in the U.S. as at October 24, 2008 as follows:

Estimated proportion of shares held in the U.S.	5.14%
Number of U.S. shareholders	367
Number of shares held by U.S. shareholders	1,879,451
Total number of shareholders	418
Total number of shares held	36,595,225

Controlling Shareholdings

To the knowledge of management, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person, severally or jointly. None of the major shareholders listed in Item 7.A – “Major Shareholders” under the heading “Beneficial Holders of 5% or More of Voting Securities” directly or indirectly owns or controls the Company.

Arrangements Affecting Shareholdings

To our knowledge, there are no arrangements the operation of which would at a subsequent date result in a change of control of the Company.

B.               Related Party Transactions

The following sets forth, since the beginning of our last completed fiscal year, information relating to transactions entered into with us by certain related parties:

(a)

On December 1, 2007, the Company amended a consulting agreement dated September 1, 2006, to increase Dr. Bennett’s monthly consulting compensation to $15,000 per month, which reflected Dr. Bennett’s increased contribution to the Company as a technical consultant directing the Company’s operations.

(b)

On June 24, 2008 the Company and Dr. Bennett reached an agreement where the Company re- purchased the 0.5% gross overriding royalty from Dr. Bennett in exchange for 200,000 share purchase warrants that are exercisable at a price of $0.80 for a period of two years.

(c)

On January 1, 2008, the Company entered into an agreement with Mr. Cadenhead to provide consultancy services to the Company for a term of one year with monthly compensation of $20,000. The Company and TAG, a related company through common directors and officers, also entered into an agreement in January 2008 that allows for TAG to utilize Mr. Cadenhead as a technical consultant on an ongoing basis by paying one half of the monthly compensation.

(d)

Pursuant to an agreement dated April 1, 2008, the Company paid Mr. Loretto through his wholly owned private company, PCL, annual compensation of $60,000, which subsequently decreased to $41,000 per year beginning July 10, 2008 for his services as a non-executive director, audit committee chairman and as a member of the compensation committee of the Company and in consideration that no stock options have been granted to Mr. Loretto.

(e)

Pursuant to an agreement dated October 1, 2007, the Company paid Mr. Guidi through his wholly owned private company, Pacific Reach Management Ltd. (“PRM”), annual compensation of $60,000, which subsequently decreased to $41,000 per year beginning July 10, 2008 for his services as a non-executive director, audit committee member and as chairman of the compensation committee of the Company and in consideration that no stock options have been granted to Mr. Guidi.

(f)	During the fiscal year ending March 31, 2008 the Company paid a total of $259,576 (2007 fiscal year - $90,157) in wages, bonuses and cost of living allowance to its executive officers.

(g)

During the 2008 fiscal year, the Company incurred $470,983 in certain G&A expenses (2007: $237,235) through its wholly owned subsidiary, DLJ. The Company recovered $268,538 (2007: $155,322) of these costs from related companies, TAG and AMG. During the 2008 fiscal year, these costs included office rent of $27,000 (2007: Nil) that was paid by DLJ to a private company owned by a Director of the Company. The Company recovered $15,000 of these costs, from TAG and AMG. TAG and AMG are related to the Company through common directors and officers.

C.               Interests of Experts and Counsel

Not applicable.

ITEM 8.        FINANCIAL INFORMATION

A.               Consolidated Statements and Other Financial Information

Financial Statements

Our audited consolidated financial statements as at and for the years ended July 31, 2008, 2007 and 2006 are included under Item 17.

Legal Proceedings

There are no material legal proceedings to which we are subject or which are anticipated or threatened.

Dividends

The Company has not paid dividends to shareholders and no dividends will be paid in the foreseeable future. All cash derived by the Company is re-invested in the Company’s operations.

B.               Significant Changes

The following significant change has occurred since July 31, 2008:

a)	On August 29, 2008 a total of 12,872,142 share purchase warrants that were granted as part of a private placement financing expired.

No other significant changes material to the business of the Company have occurred since the date of the annual financial statements.

ITEM 9.        THE OFFER AND LISTING

A.               Offer and Listing Details

Not applicable.

Price History of the Common Shares

All values noted below are in U.S. dollars per share. Our common shares are quoted for trading on the OTCBB under the symbol “TOPLF”. The following sets forth trading prices for our common shares on the OTCBB for the periods indicated. These reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions. All quotations for OTCBB are from the website located at www.finance.yahoo.com.

Summary trading by year, for the five most recently completed fiscal periods ending July 31, 2008:

	OTCBB
Fiscal Year	High	Low
2004	$0.90	$0.10
2005	6.00	0.44
2006	3.00	0.26
2007	1.70	0.36
2008	1.00	0.34

Summary trading by quarter for the two most recently competed fiscal years ending July 31, 2008:

	OTCBB
Fiscal Quarter	High	Low
2007
First Quarter	$0.89	$0.36
Second Quarter	1.70	0.55
Third Quarter	0.90	0.51
Fourth Quarter	1.10	0.53

2008
First Quarter	$0.08	$0.36
Second Quarter	0.65	0.39
Third Quarter	0.63	0.34
Fourth Quarter	1.00	0.45

Summary trading by month for the six most recently completed months ending September 31, 2008:

	OTCBB
Monthly	High	Low
September 2008	$0.60	$0.35
August 2008	0.70	0.50
July 2008	0.75	0.51
June 2008	0.84	0.68
May 2008	1.00	0.45
April 2008	0.63	0.34

B.               Plan of Distribution

Not applicable.

C.               Markets

The authorized capital of the Company consists of an unlimited number of common shares without par value, of which 36,595,225 were issued as of October 24, 2008.

The Company’s shares traded on the VSE in Vancouver, British Columbia, Canada from April 1989 to July 1997 when they were voluntarily delisted. On June 10, 1997, the Company’s common shares commenced trading on the OTCBB under the symbol “TEPUF”. The Company’s current trading symbol on the OTCBB is “TOPLF”.

D.               Selling Shareholders

Not applicable.

E.               Dilution

Not applicable.

F.               Expenses of the Issue

Not applicable.

ITEM 10.      ADDITIONAL INFORMATION

A.               Share Capital

Not applicable.

B.               Memorandum and Articles of Association

On January 16, 2006 the Company was continued out of the jurisdiction of the Yukon Territory and into British Columbia. It is now a company subsisting under the B.C. Act, which replaced the Company Act (British Columbia) in 2004. The Company’s Notice of Articles has been filed with the British Columbia Registrar of Companies under the B.C. Act, and constitutes the primary charter document of the Company. The Company has also adopted the new Articles in the form approved by the shareholders at the annual and special meeting held on January 12, 2006, which replaced the Company’s former by-laws. See also Item 4.A under the heading “History and Development of the Company”.

A copy of each of the Notice of Articles and the Articles, as approved by shareholders on January 12, 2006, was attached as an exhibit to the Company’s annual report on 20-F for the fiscal year ended July 31, 2005. There have been no changes to the Notice of Articles or Articles since then.

Corporate Registry Entry Number, Objects

The Company is registered as a corporation under the B.C. Act, entry number 745883. The Company is entitled to carry on all lawful business which can be carried on by a natural person, except that it is restricted by law and under its Articles from carrying on the business of a railway, steamship, air transporter, canal, telegraph, telephone or irrigation company.

Directors’ Powers

The directors, by majority resolution vote, have power to cause the Company to enter into and conduct its business and to perform all manner of agreements and other transactions.

The Articles provide that when a director holds a “disclosable interest” (as that term is defined in the B.C. Act) in a matter which is being considered by the directors, he or she must disclose the nature and extent of his interest in such contract or transaction or of any other possible conflict, in accordance with the provisions of the B.C. Act. The B.C. Act definition of a disclosable interest can be summarized as a material interest in a contract or transaction that is material to the company. A director who holds a disclosable interest may not vote on the transaction (unless all of the directors have a disclosable interest in that transaction) but will be counted in the quorum present at the meeting at which such vote is taken. A director’s remuneration is not a matter which falls within the definition of a disclosable interest.

The quorum for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be a majority of the directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

The directors may, on behalf of the Company:

  borrow money in such manner and amount, on such security, from such sources and upon such terms, and conditions as they consider appropriate;

  issue bonds, debentures, and other debt obligations either outright or as a security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

  guarantee the repayment of money by any other person or the performance of any obligation or any other person; and

  mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

There are no age limit requirements applicable to the Company under its Articles relating to the retirement or non-retirement of its directors.

A director of the Company is required under the B.C. Act to be at least 18 years old, not a bankrupt or mentally incapacitated, nor have been convicted of fraud. A director is not required to hold a share in the capital of the Company as qualification for his or her office. There are no requirements that a director be resident in any particular jurisdiction.

Rights, Preferences and Restrictions Attaching to Common Shares

The authorized capital of the Company consists of an unlimited number of common shares without par (or nominal) value and without special rights or restrictions attached. As at October 24, 2008 there were 36,595,225 common shares issued and outstanding.

Common shares each have the right to one vote in connection with matters upon which shareholders may vote. This includes the annual election of directors and approval of other matters requiring a shareholder vote such as a merger, sale of substantially all of the Company’s assets and undertaking, and transfer from the jurisdiction of British Columbia. Directors do not stand for re-election at staggered intervals. Directors are elected by simple plurality of votes (the candidates with the largest number of votes “for” win until the maximum number of Board positions are filled). Cumulative voting does not apply (that is a shareholder does not get a number of votes equal to the number of candidates in a way that allows the shareholder to skew his or her voting by voting more votes for only a single candidate).

Common shares are entitled to dividends only if and when declared by the Board. The Company has not declared or paid any dividends on its common shares, and has no expectation that dividends will be declared in the foreseeable future as the Company re-invests its cash to further its exploration and development activities.

All of the common shares rank equally in respect to any entitlement to a surplus (after creditors) upon liquidation or wind-up.

There are no such provisions in the Company’s Articles in relation to establishing a redemption or sinking fund for any class of shares.

The B.C. Act does not permit the issuance of partially paid shares hence all presently outstanding share capital is not subject to any call or assessment, all having been issued as fully paid and non-assessable.

There are no such provisions in the Company’s Articles discriminating against any existing or prospective holder as a result of such shareholder owning a substantial number of shares.

Changing the Rights of Shareholders

Under the B.C. Act, a company may, by the type of shareholders’ resolution specified by the articles, or, if the articles do not specify the type of resolution, by an ordinary resolution (that is, 50% plus one of the votes cast):

  create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

  vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued, and alter its Notice of Articles accordingly.

The Company’s Articles provide that if the B.C. Act does not specify the type of resolution and the Articles do not specify another type of resolution, the Company may by ordinary resolution alter the Articles.

The Company may by a resolution of the directors authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name. Other more substantive capital alterations require an ordinary resolution.

The Articles provide that the attachment, variation and deletion of special rights and restrictions to any class of shares must be authorized by an ordinary resolution. If the amendment prejudices or interferes with the rights or special rights attached to any class of issued shares, the B.C. Act requires the consent of the holders of that class of shares be obtained by a separate special resolution.

Meetings of Shareholders

The Company must hold its annual shareholders’ meeting once in every calendar year (and in a period not exceeding more than 15 months from the last annual shareholders’ meeting) at such time and place to be determined by the directors of the Company. The Company must publish an advance notice in the manner required by the B.C. Act of any general meeting at which directors are to be elected. The directors may fix in advance a record date, which is no fewer than 21 days prior to the date of the meeting and not more than 60 days before. All the holders of common shares as at that record date are entitled to receive notice of and to attend and vote at a general meeting.

The Articles provide that the quorum for the transaction of business at any meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least ten percent of the issued shares entitled to be voted at the meeting. If a quorum is not present, the meeting is set over for one week and then whatever number of shares that is represented at the set-over meeting shall be deemed to constitute a quorum.

In addition to the requirements of the B.C. Act, there is extensive regulation of the requirements for the form and content of proxy materials and the corporate disclosures made therein, which are mandated by Canadian securities legislation applicable to the Company.

No Limitations on the Right to Own Securities

The Company’s Articles do not contain any restrictions on the rights of any person, including any nonresident or foreign shareholder to hold or exercise voting rights on the Company’s securities. There are no restrictions applicable to such ownership in Canadian law as discussed in Item 10.D – “Exchange Controls”.

Restrictions on Change in Control, Merger, Acquisition or Corporate Restructuring

There are no provisions in the Company’s Articles that would have the effect of delaying, deferring or preventing a change in control of the Company or that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company. The B.C. Act does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of the Company. Stock exchange policies applicable to the Company however do impose shareholder approval requirements for certain types of control change transactions.

Ownership Threshold Requiring Public Disclosure

There are no provisions in the Company’s Articles or in the B.C. Act governing the threshold above which shareholder ownership must be disclosed. The Company is a reporting company under the Securities Act (B.C.) and the Securities Act (Alberta), and is governed by the securities legislation in the U.S. as a foreign private issuer.

Canadian provincial securities legislation requires that a shareholder disclose ownership of 10% or more of the shares (and any further increases of 2% or more) of the Company by issuing a news release and filing a report (both containing prescribed disclosure) with the Securities Commissions in those provinces. They also require the Company to disclose, in its information circular sent out for an annual meeting or special meeting, the names of holders known to the Company to beneficially own more than 10% of the Company’s issued and outstanding shares.

Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. U.S. federal securities laws require a company that is subject to the reporting requirements of the Exchange Act to disclose, in its annual reports filed with the SEC those shareholders who own more than 5% of the corporation’s issued and outstanding shares. Shareholders are required to file a disclosure statement on Schedule 13D or 13G if they own more than 5% of the corporation’s issued and outstanding shares.

Significant Differences between U.S. Law and the Law Applicable to Company

The law applicable to the Company and its own governance practices differ from those followed by U.S. domestic companies in the following material respects:

  The Company is a foreign private issuer as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Changes to the Company’s Capital

The Company’s Articles do not contain any provisions governing changes in capital more stringent than those required by the B.C. Act.

C.               Material Contracts

The Company has entered into, or remains subject to, the following material contracts in the two years prior to October 24, 2008 that can reasonably be regarded as not being in the ordinary course of the Company’s business (which ordinary course includes the routine purchase and farm-in/farm-out of oil and gas properties, and settlement of claims):

Contract	Date	Parties	Description
Share Option Plan	March 14, 2008	Trans-Orient, Directors, Officers, Employees and Consultants	Reserves 10% of Trans-Orient’s issued and outstanding shares at any time for grants of options to eligible participants in accordance with the policies of the TSX-V, less any common shares already reserved for issuance under outstanding options previously granted, provided that the total number of common shares that may be issued pursuant to code stock options (as defined in Item 6.E – “Share Ownership”) may not exceed 3,500,000.

Contract	Date	Parties	Description
Option Agreement	March 14, 2008	Trans-Orient and Garth Johnson

Issued pursuant to Trans-Orient’s Plan to acquire 500,000 shares up to March 14, 2013 at an exercise price of $0.50 per share, which will vest and may be exercised as follows:

  1/3 of the total number of options granted will vest six months after the date of grant;
  a further 1/3 of the total number of options granted will vest one year after the date of grant; and
  the remaining 1/3 of the total number of options granted will vest eighteen months after the date of grant.

Option Agreement	March 14, 2008	Trans-Orient and Drew Cadenhead

Issued pursuant to Trans-Orient’s Plan to acquire 500,000 shares up to March 14, 2013 at an exercise price of $0.50 per share, which will vest and may be exercised as follows:

  1/3 of the total number of options granted will vest six months after the date of grant;
  a further 1/3 of the total number of options granted will vest one year after the date of grant; and
  the remaining 1/3 of the total number of options granted will vest eighteen months after the date of grant.

Consulting Agreement	January 1, 2008	Trans-Orient and Drew Cadenhead

Provides for consulting compensation of CDN$240,000 to Drew Cadenhead for a period of one year for his various consulting and advisory services on business development matters. Mr. Cadenhead may terminate the agreement by giving not less than one months’ written notice of termination. Trans-Orient may on written notice immediately terminate this agreement at any time for cause (as defined in the agreement) and Mr. Cadenhead will not be entitled to receive any payment on account of such termination, other than such amounts due in respect of the period ending on the date of termination. Trans- Orient may terminate the agreement without cause by giving not less than one months’ written notice of termination and Mr. Cadenhead will not be entitled to receive any payment on account of such termination, other than such amounts due in respect of the period ending on the date of termination.

Consulting Arrangement	July 17, 2008	Trans-Orient and TAG

Provides for a consulting arrangement between Trans-Orient and TAG whereby Drew Cadenhead allocates up to 50% of his time to TAG, under which TAG compensates Mr. Cadenhead for 50% of his contracted monthly compensation with Trans- Orient in the amount of $10,000 per month on an on-going basis, effective January 1, 2008.

Asset Purchase Agreement	June 24, 2008	Trans-Orient and David Bennett

Provides for Trans-Orient’s purchase of Dr. Bennett’s gross overriding royalty of 0.5% on Trans-Orient’s PEP 38348 and PEP 38349 in exchange for 200,000 share purchase warrants that entitles the holder to acquire an additional common share in the capital of Trans-Orient at a price of $0.80 per common share for two years from the closing date of June 23, 2008.

Director’s Compensation and Indemnity Agreement	July 10, 2008	Trans-Orient and Alex Guidi	Provides for indemnity and annual compensation of $41,000 to Alex Guidi for his services as a non-executive director, audit committee member and compensation committee chairman of Trans-Orient.

Contract	Date	Parties	Description
Director’s Compensation and Indemnity Agreement	July 10, 2008	Trans-Orient and Peter Loretto	Provides for indemnity and annual compensation of $41,000 to Peter Loretto for his services as a non-executive director, audit committee chairman and compensation committee member of Trans-Orient.
Indemnity Agreement	March 13, 2008	Trans-Orient and Garth Johnson	Provides for indemnity to Garth Johnson for his services as an officer and a director of Trans-Orient.
Indemnity Agreement	March 13, 2008	Trans-Orient and Michael Hart	Provides for indemnity to Michael Hart for his services as a director of Trans-Orient.
Indemnity Agreement	March 13, 2008	Trans-Orient and Doug Lynes	Provides for indemnity to Doug Lynes for his services as an officer of Trans-Orient.
Indemnity Agreement	March 13, 2008	Trans-Orient and Drew Cadenhead	Provides for indemnity to Drew Cadenhead for his services as an officer of Trans-Orient.

D.               Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Company, other than withholding tax requirements. See “Taxation” below.

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

For a direct acquisition that would result in an acquisition of control of the Company, subject to the exception for “WTO-investors” that are controlled by persons who are resident in World Trade Organization (“WTO”) member nations, an investment would be reviewable where the value of the acquired assets exceeds CAD $5 million, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company.

For an indirect acquisitions that would result in an acquisition of control of the Company through the acquisition of a non-Canadian parent entity, the investment would be reviewable where (a) the value of the Canadian assets is less than or equal to 50% of the value of all of the assets acquired in the transaction and the value of the Canadian assets is $50 million or more, or (b) the value of the Canadian assets is greater than 50% of the value of all of the assets acquired in the transaction and the value of the Canadian assets is $5 million or more.

In the case of a direct acquisition by or from a “WTO investor”, the threshold is significantly higher, and is adjusted for inflation each year. The 2007 threshold is CAD $281 million. Other than the exception noted below, an indirect acquisition involving a WTO investor is not reviewable under the Investment Act.

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

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all proposed amendments to the Tax Act and regulations publicly announced by the Minister of Finance (Canada) to the date hereof, the current provisions of the Treaty and the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law, the Treaty or administrative policy, although no assurance can be given in these respects. This summary does not take into account provincial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein. The summary also assumes that the Company will be treated as a resident of Canada for purposes of the Tax Act and the Treaty. This summary does not take into account any proposed changes to the Treaty announced in the Protocol agreed to between the Canadian and U.S. governments on September 21, 2007. No opinion or tax ruling has been sought or obtained in respect of any assumption made in this summary.

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

U.S. Taxation Effects

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

PFIC Considerations

Management believes that the Company will not be treated as a PFIC, for U.S. federal income tax purposes for the current taxable year, nor for the foreseeable future. However, an actual determination of PFIC status is factual in nature and generally cannot be made until the close of the applicable taxable year. We will be a PFIC if either:

  75% or more of our gross income in a taxable year is passive income, which includes dividends, interest, royalties, rents, annuities, and some types of gains; or

  the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50%.

If the Company were classified as a PFIC, U.S. shareholders would be subject to certain adverse U.S. tax consequences, including the application of special rules to certain extraordinary distributions, possible characterization of gain with respect to the shares as ordinary and the possible imposition of an interest charge on taxes that U.S. holders would be deemed to have deferred.

U.S. shareholders are urged to consult their own tax advisors concerning the potential application of the PFIC rules to their ownership and disposition of the Company’s shares.

F.               Dividends and Paying Agents

Not applicable.

G.               Statement by Experts

Not applicable.

H.               Documents on Display

Documents concerning the Company which are referred to in this document may be inspected in our Vancouver office at Suite 1407, 1050 Burrard Street, Vancouver, British Columbia, V6Z 2S3 or at the address of the Company’s registered office at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4. Copies of the Company’s financial statements and other continuous disclosure documents required under the British Columbia Securities Act may be viewed at www.sedar.com and documents referred to in this document are filed with the SEC and can be viewed at: www.sec.gov.

I.               Subsidiary Information

See Item 4.C - “Organizational Structure”.

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are currently not subject to any material market risks.

ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no material default in any indebtedness, as the Company has no debt.

We have never paid nor declared a dividend, so there are no arrearages.

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.      CONTROLS AND PROCEDURES

Not applicable.

ITEM 15T.   CONTROLS AND PROCEDURES

The Company is aware of the importance of maintaining controls and procedures and is continuously improving its controls and procedures.

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed on reports that the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Exchange Act Rules and forms.

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of July 31, 2008, concluded that, as of such date, our disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company was recorded, processed, summarized and reported within the time periods specified in the Exchange Act Rules and forms.

Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer, and effected by the Company’s Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including the Company’s Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of July 31, 2008. In making this evaluation, management used the framework set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that as of July 31, 2008, the Company’s internal control over financial reporting was effective.

Attestation Report of Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in the Annual Report.

Changes in Internal Controls Over Financial Reporting

During the year ended July 31, 2008, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.      [RESERVED]

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

The Company has an audit committee comprised of Peter Loretto, Alex Guidi and Michael Hart. Our Board has determined that Mr. Loretto, who is the chairman, is an “audit committee financial expert” and is not “independent” as defined in the listing standards of AMEX.

ITEM 16B.   CODE OF ETHICS

We have adopted a code of ethics that applies to the Chief Executive Officer and the Chief Financial Officer, as well as to all other employees. A copy of our code of ethics may be requested, free of charge, from the Vancouver office of the Company at Suite 1407, 1050 Burrard Street, Vancouver, British Columbia, Canada, V6Z 2S3, Attention: Investor Relations. In addition, the code of ethics has been filed as an exhibit to our annual report on Form 20-F on January 31, 2005.

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Service	For the fiscal year ended July 31, 2008 (CDN$)	For the fiscal year ended July 31, 2007 (CDN$)
Audit Fees (1)	$18,938	$18,836
Audit Related Fees (2)	-	-
Tax Fees (3)	$1,500	$1,400
All Other Fees (4)	-

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements and include both the fees of the Company’s principal auditor, DeVisser Gray LLP. Audit fees also include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

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

Pre-Approval Policies and Procedures

It is within the mandate of the Company’s audit committee to approve all audit and non-audit related fees paid to the independent auditors. The audit committee has pre-approved specifically identified non-audit related services, including tax compliance, review of tax returns, documentation of processes and controls as submitted to the audit committee from time to time. The auditors also present the estimate for the annual audit related services to the committee for approval prior to undertaking the annual audit of the financial statements.

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.      FINANCIAL STATEMENTS

Financial Statements begin on page 52.

The financial statements and Report of the independent Auditors are filed as part of the Company’s Annual Report.

D E  V I S S E R   G R A Y   L L P
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Trans-Orient Petroleum Ltd.

We have audited the consolidated balance sheets of Trans-Orient Petroleum Ltd. as at July 31, 2008 and 2007 and the consolidated statements of operations and deficit, comprehensive loss and cash flows for each of the years in the three year period ended July 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three year period ended July 31, 2008 in accordance with generally accepted accounting principles in Canada.

“De Visser Gray LLP”
CHARTERED ACCOUNTANTS

Vancouver, British Columbia, Canada
October 15, 2008

Consolidated Balance Sheets
(Expressed in United States Dollars)

As at July 31,	2008	2007

Assets

Current

Cash and cash equivalents	$6,171,793	$8,499,720
Accounts receivable	51,821	44,098
Prepaid expenses	31,925	7,600

	6,255,539	8,551,418

Restricted cash (Note 9)	78,052	59,828
Investments (Note 4)	1,143,590	3,514,572
Property and equipment (Note 5)	1,523,917	292,618

Total Assets	$9,001,098	$12,418,436

Liabilities

Current

Accounts payable and accrued liabilities	$107,723	$65,808

Total Liabilities	107,723	65,808

Shareholders’ Equity

Share capital (Note 8)	23,690,325	23,655,325
Contributed surplus (Note 8)	192,137	63,973
Accumulated deficit	(12,618,105)	(11,366,670)
	11,264,357	12,352,628
Accumulated other comprehensive loss (Notes 2 and 4)	(2,370,982)	-

Total Shareholders’ Equity	8,893,375	12,352,628

Total Liabilities and Shareholders’ Equity	$9,001,098	$12,418,436
Nature and continuance of operations (Note 1)
Commitments and contingencies (Note 10)
Subsequent events (Note 12)

Approved on behalf of the Board of Directors:

“ Garth Johnson”	“Peter Loretto”
Director	Director

See accompanying notes to the consolidated financial statements

Consolidated Statements of Operations and Deficit
(Expressed in United States Dollars)

For the years ended July 31,		2008		2007	2006

Expenses

General and administrative (Schedule)		$1,340,283		$557,980	$305,173
Amortization		5,377		5,144	5,564
Directors & officers insurance		22,786		-	-
Foreign exchange		89,591		5,400	(1,987)
Gain on sale of investment		-		(1,580)	(774,664)
Interest income		(303,857)		(292,289)	(13,848)
Recovery of loan receivable previously written-off		-		(102,842)	(32,324)
Stock option compensation		87,303		63,973	-
Write-off of oil and gas properties		9,952		-	-
Write-down of investments		-		859,024	136,262

(Loss) income from operations		(1,251,435)		(1,094,810)	375,824
Non-controlling interest’s portion of AMG’s loss		-		-	5,782

Net (loss) income for the year		(1,251,435)		(1,094,810)	381,606

Deficit – Beginning of year		(11,366,670)		(10,271,860)	(10,653,466)

Deficit - End of year		$(12,618,105)		$(11,366,670)	$(10,271,860)

(Loss) income per share - basic	$	(0.03)	$	(0.03)	$0.02
- diluted		$-		$-	$0.02

Weighted-average number of common shares outstanding		36,553,855		32,645,125	17,618,083

See accompanying notes to the consolidated financial statements

Consolidated Statements of Comprehensive Loss
(Expressed in United States Dollars)

For the years ended July 31,	2008	2007	2006
Net (loss) income for the year	$(1,251,435)	$(1,094,810)	$381,606
Other comprehensive loss during the year
Fair value adjustment
Investments (Notes 2 and 4)	(2,370,982)	-	-

Comprehensive (loss) income for the year	$(3,622,417)	$(1,094,810)	$381,606

See accompanying notes to the consolidated financial statements

(Expressed in United States Dollars)

For the years ended July 31,	2008	2007	2006

General and Administrative Expenses

Accounting and audit	$20,011	$19,531	$18,773
Consulting fees	17,731	32,030	11,852
Corporate relations and development	398,099	131,663	25,210
Directors fees	264,709	60,204	58,054
Filing, regulatory and transfer agency fees	103,755	24,948	24,976
Legal	26,159	24,913	31,110
Office, rent and miscellaneous	124,085	76,951	50,824
Printing	24,730	8,003	12,415
Reports	18,318	58,807	-
Travel, promotion and accommodation	156,377	71,752	31,147
Wages and benefits	186,309	49,178	40,812

	$1,340,283	$557,980	$305,173

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

For the years ended July 31,	2008	2007	2006

Net (decrease) increase of cash related to the following:

Operating Activities
Net (loss) income for the year	$(1,251,435)	$(1,094,810)	$381,606
Items not affecting cash:
Amortization	5,377	5,144	5,564
Gain on sale of investment	-	(1,580)
Loss on sale of investment	-	-	3,759
Non-controlling interest	-	-
Stock option compensation	87,303	63,973	-
Write-down of investment	-	859,024	136,261
Write-off of oil and gas interest	-	-	1
Write-off of general exploration	9,952	-	-
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	(33,514)	53,402	12,331
Accounts receivable	(7,723)	(16,289)	(16,994)
Prepaid expenses	(24,325)	(2,629)	(4,971)
Net cash used for operating activities	(1,214,365)	(133,765)	(266,648)

Financing Activities
Restricted cash	(18,224)	(17,654)	(6,005)
Common stock issued for cash	35,000	10,480,250	-
Net cash provided by (used for) financing activities	16,776	10,462,596	(6,005)

Investing Activities
Proceeds from sales of investments	-	3,980	1,349,517
Purchases of investments	-	(2,071,185)	(800,000)
Purchases of property and equipment	(1,130,338)	(213,875)	(4,135)
Net cash (used for) provided by investing activities	(1,130,338)	(2,281,080)	545,382

Cash of AMG Oil upon deconsolidation	-	-	(11,377)

Net (decrease) increase in cash	(2,327,927)	8,047,751	261,352
Cash and equivalents - Beginning of year	8,499,720	451,969	190,617

Cash and equivalents - End of year	$6,171,793	$8,499,720	$451,969
Supplemental cash flow information
Interest paid	-	-	-
Interest received	$315,197	$287,457	$10,837
Cash and equivalents comprised of:
Chartered bank discount notes	$5,775,955	$8,311,429	$-
Cash held in treasury accounts	395,838	188,291	451,969
	$6,171,793	$8,499,920	$51,969

See accompanying notes to the consolidated financial statements

(Expressed in United States Dollars)

For the Years Ended July 31, 2008 and 2007

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

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Accounting Principles and Use of Estimates

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which require the Company’s management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. Specific items particularly subject to management estimates are the carrying amounts of deferred property costs, potential accruals for future site reclamation costs and the determination of inputs required in the calculation of stock based compensation. Actual results could differ from these estimates.

On August 1, 2007 the Company adopted the new Canadian Institiute of Chartered Accountants (“CICA”) standards for Comprehensive Income (CICA 1530), Financial Instruments (CICA 3855) and Hedges (CICA 3865). The new standards bring Canadian rules into line with current rules in the United States. The standards have introduced the concept of Comprehensive Income” to Canadian GAAP and will require that an enterprise: a) classify items of comprehensive income by their nature in the financial statements and b) display the accumulated balance of comprehensive income seperately from retained earnings and additional paid-in capital in the equity section of the statement of financial position. Derivative contracts will be carried on the balance sheet at their mark-to-market value, with any change in value flowing to either net income or comprehensive income. Gains and losses on instruments that are identified as hedges will flow initially to comprehensive income and be brought into net income at the time the underlying hedged item is settled. Any instruments that do not qualify for hedge accounting treatment will be marked-to-market with the tax-effected adjustment flowing through the income statement. The Company did not identify any derivatives requiring disclosure but did identify comprehensive income items requiring disclosure as a result of adopting the new standards.

b)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Orient Petroleum (NZ) Limited, Eastern Petroleum (NZ) Limited, Orient Petroleum (PNG) Limited and DLJ Management Corp. The Company consolidates its financial statements with those of its subsidiaries in which it has a controlling interest. Should restrictions be placed on any foreign subsidiary that prevents the Company from exercising effective control, the Company’s investment in that subsidiary shall be accounted for using the cost basis. All significant intercompany balances and transactions with subsidiaries have been eliminated on consolidation.

c)	Translation of Foreign Currencies

The Company's foreign operations, conducted through its subsidiaries, are of an integrated nature and, accordingly, the temporal method of foreign currency translation is used for conversion of foreign-denominated amounts into United States dollars. Monetary assets and liabilities are translated into United States dollars at the rates prevailing on the balance sheet date. Other assets and liabilities are translated into United States dollars at the rates prevailing on the transaction dates. Revenues and expenses arising from foreign currency transactions are translated into United States dollars at the average rate for the year. Exchange gains and losses are recorded as income or expense in the year in which they occur.

d)	Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities. The fair values of the current assets and liabilities approximate the carrying amounts due to the short-term nature of these instruments.

e)	Cash and Cash Equivalents

Cash and cash equivalents include term investments recorded at cost with maturities of three months or less, together with accrued interest thereon, which are readily convertible to known amounts of cash.

f)	Property and equipment

The Company follows the full cost method of accounting for oil and gas properties whereby all costs relating to the acquisition, exploration, and development of oil and gas properties and equipment are capitalized and accumulated in cost centres by country. Such costs include lease acquisition costs, geological and geophysical expenditures, lease rentals, seismic and costs of drilling productive and non-productive wells, together with overhead expenses related to acquisition, exploration, development activities. The costs in cost centres from which there has been no commercial production are not subject to depletion until commercial production commences. Depletion is calculated using costs of acquisition, exploration, development, estimated future development as well as dismantlement and abandonment costs, net of salvage values using the unit-of production method. An assessment is performed at every reporting date to determine whether the aggregate net costs in each pre-development stage cost centre are recoverable and costs which are unlikely to be recovered are written-off. The Company’s current oil and gas interests are at a stage of exploration where an assessment of feasibility cannot yet be made.

Oil and gas properties for which there has been commercial production, are subject to a ceiling test in each reporting period to determine that the costs are recoverable and do not exceed the fair value of the properties. The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties exceed the carrying values of the oil and gas properties. If the carrying value of the oil and gas properties is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds an estimated fair value. The fair value estimate is normally based on the sum of the discounted cash flows expected from production of proved and probable reserves at a discount rate of 10% and the lower of cost and market of unproved properties. The cash flows are estimated using forecast product prices and costs with the forecast product pricing being a constant price utilizing the actual oil price posted at July 31, 2008 and discounted using a risk-free interest rate of 10%.

To the extent that the Company advances work on its unproven exploration permits, the costs incurred thereon continue to be deferred as assets. These amounts represent actual amounts incurred and are not intended to reflect the current or future fair values of these exploration permits. There can be no assurance at this time that these amounts are recoverable from either production revenue or the disposition of all or some of these interests, in which case they would be reclassified from assets to expenses of the Company.

Sales of oil and gas properties, whether or not being amortized currently, shall be accounted for as adjustments of capitalized costs, with no gain or loss recognized unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to a cost centre. Abandonments of oil and gas properties shall be accounted for as adjustments of capital cost with the costs of abandoned properties being charged to the cost center and amortized.

Furniture, office and computer equipment is recorded at cost less accumulated amortization. Amortization is provided for over its estimated useful life on a declining-balance basis at rates between 20% and 30%.

g)	Income Taxes

The Company accounts for and measures future tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely to occur than not to occur, a valuation allowance in the amount of potential future benefit is taken and no asset is recognized. Such an allowance would apply fully to all potential income tax assets of the Company.

h)	Stock-based Compensation

The Company has a stock based compensation program for officers, directors, employees and consultants.

All stock option based grants are measured and recognized in the consolidated financial statements using a fair value based method. Fair value is created using the Black-Scholes option-pricing model and the compensation cost is amortized over the vesting period. The Company measures compensation expense if the options are changed or modified. Consideration received upon the exercise of stock options together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as share capital.

i)	Loss per share

Loss per share is calculated using the weighted-average number of common shares outstanding during the year. Diluted loss per share is not presented, as it is anti-dilutive.

j)	Asset retirement obligation

Effective July 31, 2003, the Company has adopted retroactively the Canadian Institute of Chartered Accountants’ new standard on Asset Retirement Obligations. The Company recognizes the fair value of an Asset Retirement Obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value is determined through a review of engineering studies, industry guidelines and managements estimate on a site-by-site basis. The fair value of the ARO is recorded as a liability, with a corresponding increase in the amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proven and probable reserves. The liability amount of accretion is expensed in the period. Actual costs incurred upon the settlement of the ARO are charged against the liability. At July 31, 2008 the Company does not have any asset retirement obligations.

NOTE 3 – FUTURE CHANGES IN ACCOUNTING POLICIES

a)	Capital Disclosures

Effective August 1, 2008 the Company will be required to adopt CICA Handbook Section 1535 that requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual periods relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the effects of adopting this standard.

b)	Financial Instruments

Effective August 1, 2008 the Company will be required to adopt CICA Handbook Section 3862, Financial Instruments - Disclosures and Section 3863 -Financial Instruments-Presentation which have replaced CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation. Sections 3862 and 3863 increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel. This standard is effective for the Company for interim and annual periods beginning on or after January 1, 2008. The Company is currently evaluating the effects of adopting this standard.

c)	International Financial reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

NOTE 4 - INVESTMENTS

At July 31, 2008, the Company’s ownership interests in investments are accounted for under the cost method of accounting as follows:

		July 31,		July 31,
	Number of	2007		2008	Percentage
	Common	Carrying	Comprehensive	Market	of
	Shares	Value	Income/(Loss)	Value	Ownership

AMG Oil Ltd.	826,431	$1	$272,722	$272,723	3.56%
Austral Pacific Energy	3,110,240	3,514,571	(2,643,704)	870,867	5.23%
		$3,514,572	$(2,370,982)	$1,143,590

As at July 31, 2008 and in accordance with CICA 3855, the Company’s investments are recorded at market value.

On August 1, 2007 the Company adopted Canadian Institiute of Chartered Accountants (“CICA”) standard for Comprehensive Income (CICA 1530). This standard introduced “Comprehensive Income” to Canadian GAAP requiring that an enterprise: a) classify items of comprehensive income by their nature in the financial statements and b) display the accumulated balance of comprehensive income seperately from retained earnings and additional paid-in capital in the equity section of the statement of financial position.

At July 31, 2007, the Company’s ownership interests in investments are accounted for under the cost method of accounting as follows:

		July 31,	July 31,
	Number of	2006	2007	Percentage
	Common	Carrying	Market	of
	Shares	Value	Value	Ownership

AMG Oil Ltd.	826,431	$1	$429,744	3.56%
Austral Pacific Energy	3,110,240	3,514,571	4,167,722	10.18%
		$3,514,572	$4,597,466

The Company’s investments to the end of July 31, 2007 were accounted for using the equity method or cost method of accounting. The equity method is used when the Company, through its level of investment, exercises significant influence over the investee. The cost method of accounting is applied to investments in Companies over which the Company does not exercise significant influence.

The Company’s investments are recorded at cost and are adjusted to fair value, where determinable, only if there is an, other-than-temporary decline in value as the Company intends to hold them for a period of greater than one year.

During the 2008 fiscal year the Company did not conduct any investing activities.

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

b)	Wrote-down its investment in Austral Pacific by $859,024 based on a decline in the market value of the shares of Austral Pacific during the third quarter of the 2007 fiscal year.

NOTE 5 - PROPERTY AND EQUIPMENT

	Working	Net Book	Additions	Amortization	Net Book	Additions	Amortization	Net Book
	Interest	Value	During the	& Write-offs	Value	During the	& Write-offs	Value at
	at July 31,	At July 31,	2007 Fiscal		At July 31,	2008 Fiscal		July 31, 2008
	2007/2008	2006	Year		2007	Year
Oil and Gas
Properties
Unproved:
New Zealand:
PEP 38348	100%	$-	$67,792	$-	$67,792	$593,710	$-	$661,502
PEP 38349	100%	-	136,389	-	136,389	642,966	-	779,355
		-	204,181	-	204,181	1,236,676	-	1,440,857
Apartment &
Office
equipment		83,887	9,694	(5,144)	88,437	-	(5,377)	83,060
		83,887	9,694	(5,144)	88,437	-	(5,377)	83,060

Total		$83,887	$213,875	$(5,144)	$292,618	$1,236,676	$(5,377)	$1,523,917

The Company’s oil and gas properties are located in New Zealand and its interests in these properties are maintained pursuant to the terms of exploration and mining permits granted by the national government. The Company is satisfied that evidence supporting the current validity of these permits is adequate and acceptable by prevailing industry standards in respect to the current stage of exploration on these properties.

Since being awarded the 100% interests in PEP 38348 and PEP 38349 on November 8, 2006, the Company has incurred $1,236,676 in exploration costs on the permits primarily related to acquiring approximatley 50 kilometers of 2-D seismic.

On June 24, 2008, the Company purchased a 0.5% gross overriding royalty previously issued pursuant to a consulting agreement on PEP 38348 and PEP 38349.

Refer to Note 8

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to non-arms length parties for the same services.

During the 2008 fiscal year, the Company incurred $470,983 in certain general and administrative expenses (2007: $237,235) through its wholly owned subsidiary, DLJ Management Corp (“DLJ”). The Company recovered $268,538 (2007: $155,322) of these costs from related companies TAG Oil Ltd. (“TAG”) and AMG Oil Ltd. (“AMG”), with the net cost to the Company being recorded on the Company’s Consolidated Statements of Operations and Deficit. During the 2008 fiscal year, these costs included office rent of $27,000 (2007: Nil) that was paid by DLJ to a private company owned by a Director of the Company. The Company recovered $15,000 of these costs, from TAG and AMG.

TAG and AMG are related to the Company through common directors and officers.

Consulting Agreements

On January 1, 2008, the Company entered into an agreement with the Company’s Chief Operating Officer to provide consultancy services to the Company for a term of one year with monthly compensation of $20,000. The Company and TAG Oil Ltd. (“TAG”), a related company through common directors and officers, also entered into an agreement in January 2008 that allows for TAG to utilize the Company’s Chief Operating Officer as a technical consultant on an ongoing basis by paying one half of the monthly compensation.

On December 1, 2007 the Company amended a Directors agreement dated January 1, 2007 to increase the monthly compensation to $15,000 per month which reflected the Director’s increased contribution to the Company as its technical consultant directing operations. On June 23, 2008, the consultant resigned as a director and remained as a technical consultant until his agreement was terminated on August 13, 2008.

Pursuant to an agreement dated April 1, 2008, the Company paid a director compensation of $60,000. On July 10, 2008 this agreement was amended to reduce compensation to $41,000 per year.

Pursuant to an agreement dated October 1, 2007, the Company paid a director compensation of $60,000. On July 10, 2008 compensation was amended to reduce compensation to $41,000 per year.

NOTE 7 – LOAN RECEIVABLE

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

NOTE 8 - SHARE CAPITAL

a)	Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number		Contributed
Issued and fully paid:	of Shares	Amount	Surplus

Balance at July 31, 2006	17,618,083	$13,175,075	$-
Private Placement	12,972,142	4,540,250	-
Private Placement	5,905,000	5,905,000	-
Warrants exercised	50,000	35,000	-
Stock based compensation	-	-	63,973
Balance at July 31, 2007	36,545,225	23,655,325	63,973
Warrants exercised	50,000	35,000	-
Royalty acquisition	-	-	40,861
Stock based compensation	-	-	87,303
Balance at July 31, 2008	36,595,225	$23,690,325	$192,137

b)	Share Purchase Warrants

The following is a continuity of outstanding share purchase warrants:

	Number of Share	Weighted Average
	Purchase Warrants	Exercise Price
Balance at July 31, 2006	-	$-
Issued during the year	15,874,642	0.82
Balance at July 31, 2007	15,874,642	0.82
Exercised	(50,000)	0.70
Expired during the year	(2,952,500)	1.35
Issued during the year	200,000	0.80
Balance at July 31, 2008	13,072,142	$0.70

On May 24, 2008, the Company purchased and cancelled a 0.5% gross overriding royalty previously granted to a consultant on PEP 38348 and PEP 38349 in exchange for 200,000 share purchase warrants, exercisable at a price of $0.80 per share. The Company used the Black-Scholes option pricing model to calculate the cost of the royalty using the closing market prices on the grant date, a volatility ratio of 40% and the risk free interest rate of 3.89% to calculate aggregate royalty acquisition costs of $40,861.

c)	Incentive Stock Options

The following is a continuity of outstanding incentive stock options:

	Number of	Weighted Average
	Options	Exercise Price
Balance at July 31, 2006	-	$-
Granted during the year	400,000	0.85
Balance at July 31, 2007	400,000	0.85
Expired during the year	(200,000)	0.70
Granted during the year	1,860,000	0.57
Balance at July 31, 2008	2,060,000	$0.58

The following summarizes information about stock options that are outstanding at July 31, 2008:

Number	Price	Weighted Average	Expiry	Options
of Shares	per Share	Remaining Contractual Life	Date	Exercisable
200,000	$ 1.00	3.08	September 1, 2011	200,000
1,475,000	0.50	4.61	March 14, 2013	-
75,000	0.50	4.68	April 8, 2013	-
60,000	0.64	4.90	June 26, 2013	-
200,000	0.80	4.90	June 26, 2013	-
50,000	$ 0.54	4.97	July 21, 2013	-
2,060,000		4.51		200,000

During the year ended July 31, 2008, the Company applied the Black-Scholes option pricing model using the closing market prices on the grant dates, a volatility ratio of 40% and the risk free interest rate of 7% to calculate aggregate option benefits at the date that the 1,860,000 options granted currently of $294,873 (approximately $0.16 per option) which will be amortized over the vesting period of the options. Stock option compensation recognized for the year ended July 31, 2008 was $87,303.

Refer to Note 12

NOTE 9 – RESTRICTED CASH

The Company is required, in accordance with the Company’s credit card agreements, to provide security against the credit facility in the form of cash and cash equivalents. As at July 31, 2008, this security amounted to $78,052 (2007: $59,828).

NOTE 10 - COMMITMENTS AND CONTINGENCIES

The Company participates in oil and gas exploration operations and is committed under agreements to complete certain exploration programs in order to maintain its interests. The Company’s management estimates that the total commitments for fiscal 2009 are $100,000. However, prior to November 8, 2009 the Company is required to either drill a well on each of PEP 38348 and PEP 38349 for a total cost of approximately $3,400,000 or relinquish the permits.

NOTE 11 - INCOME TAXES

A reconciliation of income taxes at statutory rates as follows:

	2008	2007

Net income (loss) for the year	$(1,251,435)	$(1,094,810)
Expected income tax expense (recovery)	$(403,194)	$(373,237)
Net adjustment for amortization, deductible and non-deductible
amounts	36,769	322,053
Change in valuation allowance	366,424	51,184
Total income taxes	$-	$-

The significant components of the Company’s future income tax assets are as follows:

	2008	2007
Future income tax assets:
Net resource tax pools in excess of property carrying amounts	$597,973	$1,065,235
Property and equipment tax pool in excess of carrying value	51,472	43,252
Non-capital loss carryforwards	1,322,261	1,206,755
	1,971,706	2,315,242
Valuation allowance	(1,971,706)	(2,315,242)
Net future tax assets	$-	$-

The Company has non-capital losses of approximately CDN$4.6 million (2007 - CDN$3.5 million), which are available to reduce future taxable income in Canada and which expire between 2008 and 2028. Subject to certain restrictions the Company also has resource expenditures of approximately CDN$3.6 million available to reduce taxable income in future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance as noted above.

The Company has tax losses available, as at July 31, 2008 of $2,032,339 in New Zealand.

The realization of the benefit of these tax losses is dependent on the Company generating sufficient taxable income and satisfying shareholder continuity requirements of New Zealand tax law.

NOTE 12 – SUBSEQUENT EVENTS

On August 1, 2008, the Company granted options to purchase up to 112,500 shares of the Company to two technical consultants, exercisable for five years at a price of US$0.70 per share subject to certain vesting provisions.

NOTE 13 – SEGMENTED INFORMATION

The Company operates in one industry: petroleum exploration. It operates in two geographical regions, therefore information on country segments is provided as follows:

2008	Canada	New Zealand	Total Company
Expenses:
General and administrative	$1,244,096	$96,187	$1,340,283
Stock option compensation	87,303	-	87,303
Insurance	22,786	-	22,786
Foreign exchange	83,695	5,896	89,591
Depreciation	5,377	-	5,377
	(1,443,257)	(102,083)	(1,545,340)

Other Items
Interest Income	297,822	6,035	303,857
Write-off of oil and gas	-	(9,952)	(9,952)
	297,822	(3,917)	293,905

Net loss for the year	$(1,145,435)	$(106,000)	$(1,251,435)

Total assets	$7,431,423	$1,569,675	$9,001,098
Capital expenditures for the year	$2,280	$1,234,396	$1,236,676

NOTE 14 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which conform in all material respects with United States generally accepted accounting principles (“US GAAP”).

CONSOLIDATED BALANCE SHEETS

a)	Investments

On August 1, 2007 the Company adopted the new Canadian Institiute of Chartered Accountants (“CICA”) standards for Comprehensive Income (CICA 1530). The new standard brings Canadian rules into line with current rules in the United States as CICA 1530 introduced the concept of Comprehensive Income” to Canadian GAAP and requires that an enterprise a) classify items of comprehensive income by their nature in the financial statements and b)

display the accumulated balance of comprehensive income seperately from retained earnings and additional paid-in capital in the equity section of the statement of financial position.

Until July 31, 2007, under Canadian GAAP, the Company’s investments accounted for under the cost method of accounting are valued at the lower of cost or market value which created a difference under U.S. GAAP as under U.S. GAAP, investments have been classified as available-for-sale securities and reported at market value, with unrealized gains and losses included as a component of comprehensive income.

	July 31,	July 31,
	2008	2007
Investments under Canadian GAAP	$1,143,590	$3,514,572
Adjustment required under U.S. GAAP	-	694,472
Cumulative historical adjustments to date	-	388,422
Investments under U.S. GAAP	$1,143,590	$4,597,466

Total assets under U.S. GAAP as at July 31, 2008 and 2007 are $9,001,098 and $13,551,819, respectively.

b)	Stockholders’ Equity

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

In accordance with the mandatory disclosure standard, the following are the pro-forma figures for common stock had the Company used, from inception, a fair value-based method of accounting for stock based compensation as described in SFAS 123:

	July 31,	July 31,
	2008	2007
Common stock under Canadian GAAP	$23,690,325	$23,655,325
Cumulative historical pro-forma adjustments to date	833,611	833,611
Common stock under U.S. GAAP applying SFAS 123	$24,523,936	$24,488,936

There has been no difference to the Company’s net loss or loss per share as reported under Canadian GAAP when the fair value based method of accounting defined in SFAS 123 had been applied, on a pro-forma basis, to the 2008, 2007 or 2006 fiscal years.

ii)       Accumulated Deficit

The effects of Note 14(a) and (b) (i) on accumulated deficit are as follows:

	July 31,	July 31,
	2008	2007

Deficit under Canadian GAAP	$(12,618,105)	$(11,366,670)
Cumulative historical adjustments to date	(833,611)	(833,611)
Accumulated deficit under U.S. GAAP	$(13,451,716)	$(12,200,281)

iii)      Accumulated Other Comprehensive Income

The effects of Note 14(b) on accumulated other comprehensive income are as follows:

	July 31,	July 31,
	2008	2007
Accumulated other comprehensive
income (loss) under Canadian GAAP	$(2,370,982)	$-
Adjustment required under U.S. GAAP	(1,082,894)	694,472
Cumulative historical adjustments to date	1,082,894	388,422
Accumulated other comprehensive income
under U.S. GAAP	$(2,370,982)	$1,082,894

As a result of these adjustments under U.S. GAAP, total stockholders’ equity as at July 31, 2008 and 2007 are $8,059,764 and $13,579,318, respectively.

c)	Net Income and Comprehensive Income (Loss) for the Year

The following are the effects of Notes 14(a) and (b) on net income and comprehensive income (loss) for the 2008, 2007 and 2006 fiscal years:

	2008	2007	2006
Net (loss) income for the year under Canadian
GAAP	$(1,251,435)	$(1,094,810)	$381,606
Other comprehensive income (loss):
Unrealized (loss) gain on investment	(2,370,982)	694,472	(1,655,693)
Adjustment required under U.S. GAAP	(1,082,894)	-	-
Comprehensive income (loss) for the year under U.S. GAAP	$(4,705,311)	$(400,338)	$(1,274,087)

ITEM 18.      FINANCIAL STATEMENTS

Not applicable.

ITEM 19.      EXHIBITS

Exhibit Reference	Exhibition Description
1.1	Certificate of Continuance (2)
1.2	Notice of Articles (2)
1.3	Articles (2)
4.1	Form of Subscription Agreement for the 12,972,141 unit private placement dated August 2006 (3)
4.2	Form of Subscription Agreement for the 5,905,000 unit private placement dated November 2006 (3)
4.3	Form of 2008 Share Option Plan (5)
4.4	Option Agreement between the Company and Garth Johnson dated March 14, 2008 (5)
4.5	Option Agreement between the Company and Drew Cadenhead dated March 14, 2008 (5)
4.6	Consulting Agreement between the Company and Drew Cadenhead dated January 1, 2008 (5)
4.7	Consulting Arrangement between the Company and TAG dated July 17, 2008 (5)
4.8	Director’s Compensation and Indemnity Agreement between the Company and Alex Guidi dated July 10, 2008 (5)
4.9	Director’s Compensation and Indemnity Agreement between the Company and Peter Loretto dated July 10, 2008 (5)
4.10	Indemnity Agreement between the Company and Garth Johnson dated March 13, 2008 (5)
4.11	Indemnity Agreement between the Company and Michael Hart dated March 13, 2008 (5)
4.12	Indemnity Agreement between the Company and Doug Lynes dated March 13, 2008 (5)
4.13	Indemnity Agreement between the Company and Drew Cadenhead dated March 13, 2008 (5)
4.14	Consulting Agreement between the Company and David Bennett dated December 1, 2007 (4)
4.15	Asset Purchase Agreement between the Company and David Bennett dated June 24, 2008 (5)
8.0	List of Wholly-Owned Subsidiaries of the Company (5)
11.1	Code of Ethics (1)
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (5)

Exhibit Reference	Exhibition Description
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (5)
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (5)
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (5)
15.1	Audit Committee Charter (2)
15.2	Compensation Committee Charter (5)

(1)	Herein incorporated by reference as previously included in our Form 20-F dated March 31, 2005 filed on January 31, 2005.
(2)	Herein incorporated by reference as previously included in our Form 20-F dated March 31, 2006 filed on January 31, 2006.
(3)	Herein incorporated by reference as previously included in our Form 20-F dated March 31, 2007 filed on January 26, 2007.
(4)	Herein incorporated by reference as previously included in our Form 20-F dated March 31, 2007 filed on January 31, 2008.
(5)	Filed herewith.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TRANS-ORIENT PETROLEUM LTD.

Date: October 27, 2008	By:	“Garth Johnson”

	Name:	Garth Johnson

	Title:	Chief Executive Officer